Exhibit 99.2

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF

PLUTUS FINANCIAL GROUP LIMITED

8/F, 80 Gloucester Road

Wan Chai, Hong Kong S.A.R.

Tel: +852 2968 1192

MERGER PROPOSALS—YOUR VOTE IS VERY IMPORTANT

July 16, 2025

Dear Plutus Financial Group Limited Shareholders:

You are cordially invited to an extraordinary general meeting of shareholders of Plutus Financial Group Limited to be held on August 8, 2025 at 9 a.m. (Hong Kong time), or August 7, 2025 at 9 p.m. (New York time) at 8/F, 80 Gloucester Road, Wan Chai, Hong Kong, People’s Republic of China and for any adjournment or postponement thereof. At the meeting, you will be asked to vote on the important matters described in detail in the notice of extraordinary general meeting of shareholders and the proxy statement accompanying this letter.

The proxy statement is being provided to you as a shareholder of Plutus Financial Group Limited (“Plutus,” “ListCo,” “PLUT” or the “Company”), in connection with the proposed merger with Choco Up Group Holdings Limited, a global technology and financial services platform (“Choco Up”).

At the extraordinary general meeting, you will be asked to vote on the adoption of an agreement and plan of merger, dated as of July 9, 2025, as it may be amended from time to time (the “Merger Agreement”), by and among Plutus, and Choco Up Group Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands. In anticipation of the Merger (as defined below), Plutus intends to incorporate a Cayman Islands exempted company limited by shares to be named “Coders Merger Sub Limited” as a direct, wholly owned subsidiary of Plutus (the “Merger Sub”) as soon as reasonably practicable after the date of the Merger Agreement but prior to the Closing Date. Plutus shall cause Merger Sub to execute and deliver a joinder to the Merger Agreement, pursuant to which Merger Sub will accede to the terms of the Merger Agreement and join the Merger Agreement as a party. Pursuant to the Merger Agreement, Merger Sub will merge (the “Merger” or “Business Combination”) with and into Choco Up, with Choco Up surviving as the surviving entity and becoming a wholly-owned subsidiary of Plutus upon completion of the Merger (the “Surviving Entity”). In consideration of the Merger, shareholders of Choco Up will exchange all of the issued and outstanding shares of Choco Up immediately prior to the Merger for newly issued Class A ordinary shares of Plutus (the “New Class A Shares”) or Class B ordinary shares of Plutus (the “New Class B Shares,” and the New Class B Shares together with the New Class A Shares, the “New Ordinary Shares”) in a transaction exempt from the registration requirements under the Securities Act of 1933. Copies of the Merger Agreement and the plan of merger in respect of the Merger (the “plan of merger”) are attached as Annex A and Annex B, respectively, to the accompanying proxy statement. The Merger together with other transactions contemplated by the Merger Agreement are referred herein to the “Transactions”.

The Merger values Plutus at an equity value at US$30,700,000 (the “Plutus Equity Value”) on a fully-diluted basis, and values Choco Up at an equity value at US$85,000,000 on a fully-diluted basis (the “Choco Up Equity Value”).

At the time as the Merger becomes effective (the “Effective Time”), each share of Choco Up (“Choco Up Shares”) issued and outstanding immediately prior to the Effective Time will be surrendered and cancelled in exchange for the right to receive (x) in the case of (A) 2,800,000 Choco Up Shares to be held by an entity controlled by Mr. Percy Hung (the “Percy’s Holding Vehicle”) and (B) 2,656,500 Choco Up Shares to be held by an entity controlled, by Ms. Heng Tam (the “Heng’s Holding Vehicle”), a number of validly issued, fully paid and non-assessable New Class B Shares, and (y) in all other cases, a number of validly issued, fully paid and non-assessable New Class A Shares, in each case, equal to (a) the Choco Up per share value (which is in turn calculated by (i) the Choco Up Equity Value divided by (ii) the number of ordinary shares of Choco Up that are outstanding immediately prior to the Effective Time), divided by (b) the PLUT per share value (which is in turn calculated by (i) the Plutus Equity Value, divided by (ii) the number of all ordinary shares of Plutus (“PLUT Shares”) that are outstanding immediately prior to the Effective Time on a fully-diluted basis (such New Class B Shares and New Class A Shares, as applicable, the “Per Share Merger Consideration”, and the aggregate number of Per Share Merger Consideration to be issued and paid by ListCo, the “Merger Consideration”), except for (x) all ordinary shares of Choco Up that are owned by Choco Up, Merger Sub or any subsidiary of Choco Up immediately prior to the Effective Time which shall automatically be canceled and shall cease to exist, and (y) ordinary shares of Choco Up issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such ordinary shares of Choco Up in accordance with Section 238 of the Cayman Islands Companies Act (such ordinary shares of Choco Up being referred to collectively as the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Islands Companies Act. Upon the Effective Time, all Choco Up Shares will be exchange for 37,043,500 of New Class A Shares and 5,456,500 New Class B Shares.

Effective immediately prior to the Effective Time, 1,818,833 issued and outstanding ordinary shares of Plutus owned by Radiant Global Ventures Limited shall be re-designated as (x) 1,818,833 issued and outstanding New Class B Shares; (y) 33,181,167 authorized but unissued ordinary shares of Plutus shall be re-designated as 33,181,167 authorized but unissued New Class B Shares; (z) 13,531,167 issued and outstanding ordinary shares of Plutus shall be re-designated as 13,531,167 issued and outstanding New Class A Shares; (xx) 251,468,833 authorized but unissued ordinary shares of Plutus shall be re-designated as 251,468,833 authorized but unissued New Class A Shares; and (yy) 3,000,000 authorized but unissued preference shares of Plutus be cancelled (the “Re-designation and Cancellation of Shares”).

Upon consummation of the Merger, the existing Choco Up shareholders and existing Plutus shareholders (the “Plutus shareholders” or “ListCo shareholders”) will own approximately 73.47% and 26.53%, respectively, of the outstanding shares of the combined company on a fully diluted and as converted basis, or 74.68% and 25.32% voting power of the combined company, respectively.

Certain existing Plutus shareholders (the “Undertaking Shareholders”), who beneficially owned in the aggregate 10,320,000 PLUT Shares, representing approximately 67.23% of the total voting power of Plutus, have entered into a voting agreement (the “Voting Agreement”), agreeing to vote in favor of the Merger and other proposals as Choco Up and Plutus may agree as necessary or desirable in connection with the consummation of the Merger.

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In connection with the Transactions, each of the shareholders of Choco Up as of the date of the Merger Agreement is entering into a lock-up agreement (the “Lock-Up Agreement”) with the Company pursuant to which they have agreed not to transfer the shares received in consideration of the Merger for a period of 180 days following the Closing Date. Each of the Percy’s Holding Vehicle and the Heng’s Holding Vehicle will execute a joinder to the Lock-Up Agreement, pursuant to which each of the Percy’s Holding Vehicle and the Heng’s Holding Vehicle will accede to the terms of the Lock-Up Agreement and join the Lock-Up Agreement as a party.

The completion of the Merger is subject to the satisfaction of closing conditions set forth in the Merger Agreement, including, among other things, receipt of the Company’s shareholder approval and regulatory/stock exchange approvals (if applicable). The Merger Agreement provides for a long-stop date if the Merger is not completed by December 31, 2025. The board of directors of ListCo (the “Board”) reviewed and considered the terms and conditions of the Merger Agreement and the Transactions, including the Merger. On July 9, 2025, the Board had among others, unanimously (a) determined that the Merger Agreement and the transaction agreements contemplated by the Merger Agreement are fair to and in the best interests of ListCo and its shareholders, (b) declared it advisable to enter into the Merger Agreement and the transaction agreements contemplated by the Merger Agreement, (c) authorized and approved the execution, delivery and performance of the Merger Agreement, the plan of merger and the Transactions and the plan of merger, including the Merger, and (d) resolved to direct that the authorization and approval of the Merger Agreement, the plan of merger, and the Transactions, including the Merger, be submitted to a vote at an extraordinary general meeting of the shareholders of ListCo.

After careful consideration, the Board authorized and approved the Merger Agreement and the plan of merger and recommends that you vote (a) FOR the proposal to authorize and approve the Merger Agreement, the plan of merger and the Transactions and the plan of merger, including the Merger, (b) FOR the proposal to adopt the amended and restated memorandum and articles of association of ListCo in the form attached as Annex C to the accompanying proxy statement, effective immediately prior to the Effective Time (the “Amendment of M&A”); (c) FOR the proposal to approve the change of the company name of ListCo from “Plutus Financial Group Limited” to “Choco Up International Holdings Limited” effective immediately prior to the Effective Time (the “Change of Name”); (d) FOR the proposal to approve the variation of the authorized share capital of ListCo effective immediately prior to the Effective Time (the “Variation of Share Capital”); (e) FOR the proposal to approve the issuance of New Ordinary Shares to the shareholders of Choco Up in accordance with the Merger Consideration as stipulated in the Merger Agreement effective at the Effective Time (the “Issuance of Merger Consideration”); (f) FOR the proposal to authorize Ting Kin Cheung, a director and the CEO of the Company, to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the Transactions and plan of merger, including the Merger and, effective immediately prior to the Effective Time, the Amendment of M&A, the Change of Name and the Variation of Share Capital, and the Issuance of Merger Consideration; and (g) FOR the proposal to approve the adjournment of the extraordinary general meeting, if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting

The accompanying proxy statement provides important information regarding the extraordinary general meeting and a detailed description of the Merger Agreement, the Merger and the other proposals described above, as well as detailed business and financial information about Choco up. You are urged to read carefully the accompanying proxy statement, the annexes included with the proxy statement and the documents incorporated by reference into the proxy statement. Please pay particular attention to and read carefully the section “Risk Factors” beginning on page 24 of the accompanying proxy statement.

Regardless of the number of PLUT Shares that you own, your vote is very important. Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy card, the form of which are attached as Annex E to the accompanying proxy statement, in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by ListCo no later than 9 a.m. August 6, 2025 (Hong Kong time), or 9 p.m. August 5, 2025 (New York time), which is the deadline to lodge your proxy card. The proxy card is the “instrument appointing a proxy” as referred to in ListCo’s articles of association. Voting at the extraordinary general meeting will take place by poll voting, as the chairman of the Board (who will also act as chairman of the extraordinary general meeting) has undertaken to demand poll voting at the meeting. Each holder of PLUT Shares has one vote for each PLUT Share held as of the close of business in the Cayman Islands on July 8, 2025.

The Notice of Extraordinary General Meeting of Shareholders, the Proxy Statement and the proxy card accompanying this letter will be filed with the SEC on or about July 16, 2025. Upon request by any shareholder, a physical copy of these materials will be mailed to the shareholder at no charge.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your PLUT Shares in person. Please note, however, that if your PLUT Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must also provide evidence of your beneficial ownership as of the record date.

If you have any questions or need assistance voting your PLUT Shares, or would like to request a physical copy of the Notice of Extraordinary General Meeting of Shareholders, the Proxy Statement and the proxy card accompanying this letter, please contact the Company’s Investor Relations Department at +852 2968 1192 or by email at ir@plutusfingroup.com,

Sincerely,

/s/ Ting Kin Cheung
Director and CEO, Plutus Financial Group Limited

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement or determined that the accompanying proxy statement is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement is dated July 16, 2025 and is being filed with the SEC on or about July 16, 2025.

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PLUTUS FINANCIAL GROUP LIMITED

8/F, 80 Gloucester Road

Wan Chai, Hong Kong S.A.R.

Tel: +852 2968 1192

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON August 8, 2025

Notice is hereby given that Plutus Financial Group Limited (“Plutus,” “ListCo,” “PLUT” or the “Company”) will hold an extraordinary general meeting of shareholders on August 8, 2025 at 9 a.m. (Hong Kong time), or August 7, 2025 at 9 p.m. (New York time) at 8/F, 80 Gloucester Road, Wan Chai, Hong Kong People’s Republic of China, and for any adjournment or postponement thereof.

Only registered holders of ordinary shares, par value US$0.0001 per share, of the Company (the “PLUT Shares”), at the close of business on July 8, 2025 (New York time) (the “Record Date”) or their proxy holders are entitled to vote at this extraordinary general meeting or any adjournment thereof. At the meeting, you will be asked to consider and vote upon the following resolutions:

as special resolutions:

THAT the agreement and plan of merger, dated as of July 9, 2025 (the “Merger Agreement”), by and among the Company, Coders Merger Sub Limited (“Merger Sub”, following its incorporation and execution of a joinder to the Merger Agreement) and Choco Up Group Holdings Limited (“Choco Up”), the plan of merger (the “plan of merger”) required to be registered with the Registrar of Companies in the Cayman Islands (such plan of merger being substantially in the form attached as Annex A to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger (the “Merger”) of Merger Sub with and into Choco Up, with Choco Up surviving as a wholly owned subsidiary of the Company (the “Surviving Entity”), and any and all transactions contemplated by the Merger Agreement and the plan of merger, be authorized and approved;

THAT the memorandum and articles of association of the Company be amended and restated and replaced in its entirety by the amended and restated memorandum and articles of association of the Company in the form attached as Annex C to the accompanying proxy statement with effective immediately prior to the effective time (the “Effective Time”) of the Merger (the “Amendment of M&A”);

THAT the name of the Company be changed from “Plutus Financial Group Limited” to “Choco Up International Holdings Limited” effective immediately prior to the Effective Time (the “Change of Name”);

THAT

(i)	(x) effective immediately prior to the Effective Time, 1,818,833 issued and outstanding ordinary shares of Plutus owned by Radiant Global Ventures Limited shall be re-designated as (x) 1,818,833 issued and outstanding New Class B Shares; (y) 33,181,167 authorized but unissued ordinary shares of Plutus shall be re-designated as 33,181,167 authorized but unissued New Class B Shares; (z) 13,531,167 issued and outstanding ordinary shares of Plutus shall be re-designated as 13,531,167 issued and outstanding New Class A Shares; (xx) 251,468,833 authorized but unissued ordinary shares of Plutus shall be re-designated as 251,468,833 authorized but unissued New Class A Shares; and (yy) 3,000,000 authorized but unissued preference shares of Plutus be cancelled (the “Re-designation and Cancellation of Shares”); and

(ii)	subsequent to the Re-designation and Cancellation of Shares, the authorized share capital of the Company will be changed FROM US$30,300 divided into (x) 300,000,000 ordinary shares of Plutus of a nominal of a par value of US$0.0001 each, and (y) 3,000,000 preference shares of Plutus of a nominal of a par value of US$0.0001 each; TO US$30,000 divided into (xx) 265,000,000 New Class A Shares of par value US$0.0001 each, and (yy) 35,000,000 New Class B Shares of par value US$0.0001 each (together with the Re-designation and Cancellation of Shares, the “Variation of Share Capital”).

THAT the issuance of New Ordinary Shares to the shareholders of Choco Up in accordance with the Merger Consideration as stipulated in the Merger Agreement effective at the Effective Time (the “Issuance of Merger Consideration”) be approved;

as an ordinary resolution:

THAT Ting Kin Cheung, a director and the CEO of the Company, be authorized to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger and, effective immediately prior to the Effective Time, the Amendment of M&A, the Change of Name, the Variation of Share Capital and the Issuance of Merger Consideration.

if necessary, as an ordinary resolution:

THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

After careful consideration, the board of directors of the Company (the “Board”) authorized and approved the Merger Agreement and the plan of merger and recommends that you vote (a) FOR the proposal to authorize and approve the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger, (b) FOR the proposal to adopt the amended and restated memorandum and articles of association of the Company in the form attached as Annex C to the accompanying proxy statement, effective immediately prior to the Effective Time; (c) FOR the proposal to approve the change of the corporate name of the Company from “Plutus Financial Group Limited” to “Choco Up International Holdings Limited” effective immediately prior to the Effective Time; (d) FOR the proposal to approve the variation of the authorized share capital of the Company effective immediately prior to the Effective Time; (e) FOR the proposal to approve the issuance of New Ordinary Shares to the shareholders of Choco Up in accordance with the Merger Consideration as stipulated in the Merger Agreement effective at the Effective Time; (f) FOR the proposal to authorize Ting Kin Cheung, a director and the CEO of the Company, to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and plan of merger, including the Merger and, effective immediately prior to the Effective Time, the Amendment of M&A, the Change of Name and the Variation of Share Capital, and the Issuance of Merger Consideration; and (g) FOR the proposal to approve the adjournment of the extraordinary general meeting, if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

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In order for the Merger to be consummated, the Merger Agreement, the plan of merger and the transactions contemplated under the Merger Agreement and the plan of merger, including the Merger must be authorized and approved by a special resolution of the Company passed by a majority of not less than two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

As of the date of this proxy statement, the Undertaking Shareholders beneficially owned in the aggregate 10,320,000 PLUT Shares, representing approximately 67.23% of the total voting power of the Company. Pursuant to the terms of a voting agreement dated July 9, 2025, by and among the Undertaking Shareholders, the Company and Choco Up (the “Voting Agreement”), these PLUT Shares will be voted in favor of the authorization and approval of the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger.

Regardless of the number of PLUT Shares that you own, your vote is very important. Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy card in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by the Company no later than 9 a.m. August 6, 2025 (Hong Kong time), or 9 p.m. August 5, 2025 (New York time), which is the deadline to lodge your proxy card. The proxy card is the “instrument appointing a proxy” as referred to in the Company’s articles of association. Voting at the extraordinary general meeting will take place by poll voting, as the Chairman of the Board of the Company has undertaken to demand poll voting at the meeting. Each holder of PLUT Share has one vote for each PLUT Share held as of the close of business in the Cayman Islands on July 8, 2025.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your PLUT Shares in person. Please note, however, that if your PLUT Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must also provide evidence of your beneficial ownership as of the record date.

If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted.

If you receive more than one proxy card because you own PLUT Shares that are registered in different names, please vote all of your PLUT Shares shown on each of your proxy cards in accordance with the instructions set forth on each such proxy card.

PLEASE DO NOT SEND YOUR PLUT SHARE CERTIFICATES AT THIS TIME. IF THE MERGER IS CONSUMMATED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR SHARE CERTIFICATES.

The Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger are described in the accompanying proxy statement. Copies of the Merger Agreement and the plan of merger are included as Annex A and Annex B, respectively, to the accompanying proxy statement. We urge you to read the entire accompanying proxy statement carefully.

Notes:

1. Where there are joint holders of any PLUT Share, any one of such joint holders may vote, either in person or by proxy, in respect of such PLUT Share as if he or she were solely entitled thereto, but if more than one of such joint holders are present at any meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

2. The instrument appointing a proxy must be in writing under the hand of the appointor or of his or her attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney or person duly authorized.

3. A proxy need not be a member (registered shareholder) of the Company.

4. The chairman of the extraordinary general meeting may at his or her discretion direct that a proxy card will be deemed to have been duly deposited where sent by email or telefax upon receipt of email or telefax confirmation that the signed original thereof has been sent. A proxy card that is not deposited in the manner permitted will be invalid.

5. Votes given in accordance with the terms of a proxy card will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the PLUT Share or PLUT Shares in respect of which the proxy is given, unless notice in writing of such death, insanity, revocation or transfer is received by Plutus at Plutus’ office at 8/F, 80 Gloucester Road, Wan Chai, Hong Kong S.A.R., at least four hours before the commencement of the extraordinary general meeting, or adjourned meeting at which such proxy is used.

By Order of the Board of Directors,

/s/ Ting Kin Cheung
Director and CEO, Plutus Financial Group Limited

Hong Kong, People’s Republic of China

July 16, 2025

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PROXY STATEMENT

Dated July 16, 2025

SUMMARY VOTING INSTRUCTIONS

Ensure that your PLUT Shares can be voted at the extraordinary general meeting by submitting your proxy card.

Submit your proxy as soon as possible by signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope, so that your PLUT Shares can be voted at the extraordinary general meeting in accordance with your instructions. If you return your signed proxy card to us by no later than 9 a.m. August 6, 2025 (Hong Kong time), or 9 p.m. August 5, 2025 (New York time), we will vote your shares as you direct. If your PLUT Shares are registered in the name of a broker, bank or other nominee – please also provide evidence of your beneficial ownership as of the record date.

If you submit your signed proxy card without indicating how you wish to vote, the PLUT Shares represented by your proxy will be voted in favor of the resolutions to be proposed at the extraordinary general meeting, unless you appoint a person other than the chairman of the meeting as proxy, in which case the PLUT Shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

If you have any questions, require assistance with voting your proxy card, or need additional copies of proxy material, please contact Plutus’ Investor Relations Department at +852 2968 1192 or by email at ir@plutusfingroup.com.

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FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, (i) “Plutus,” “ListCo,” the “Company,” “we,” “us,” and “our” refers to, as dictated by the context, Plutus Financial Group Limited, either by itself or together with its consolidated subsidiaries and consolidated variable interest entities prior to the Merger and, following consummation of the Merger, together with Plutus (as defined below); and (ii) “Choco Up” refers to Choco Up Group Holdings Limited, which, following consummation of the Merger, will be a wholly owned subsidiary of Plutus.

In addition, the following terms are commonly used throughout this proxy statement and have the meaning set forth below:

“Audit Committee” means the audit committee of the board of directors of Plutus.

“Board” means the board of directors of Plutus.

“Closing” means the closing of the Merger.

“Closing Date” means the date of the Closing.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means United States generally accepted accounting principles.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“IRS” means the U.S. Internal Revenue Service.

“Nasdaq” means The Nasdaq Stock Market LLC.

“New Class A Share” means each Class A ordinary share, par value US$0.0001 per share, of Plutus, with the rights and privileges as set forth in the Amendment of M&A.

“New Class B Share” means each Class B ordinary share, par value US$0.0001 per share, of Plutus, with the rights and privileges as set forth in the Amendment of M&A.

“PCAOB” means the Public Company Accounting Oversight Board.

“PLUT Shares” shall mean, prior to the adoption of the Amendment of M&A, the shares of Plutus (with the rights and privileges set forth in the Memorandum and Articles of Association of Plutus adopted pursuant to a special resolution passed on January 12, 2022).

“Plutus Securities” means the Company’s indirect operating subsidiary, Plutus Securities Limited, a Hong Kong company that holds a license to carry out Type 1 (dealing in securities) regulated activities from the Securities and Futures Commission of Hong Kong and is an exchange participant of The Stock Exchange of Hong Kong Limited and provides securities brokerage, margin financing and underwriting and placing services.

“Plutus Asset Management” means the Company’s indirect operating subsidiary, Plutus Asset Management Limited, a Hong Kong company that holds a license to carry out Type 4 (advising on securities) regulated activities and Type 9 (asset management) regulated activities from the Securities and Futures Commission of Hong Kong and provides investment advisory and asset management services.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933.

“SFC” means the Securities and Futures Commission of Hong Kong.

“SFO” means the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong);

“US$,” “USD,” “U.S. dollars,” “$,” or “dollars” means the legal currency of the United States.

“U.S. GAAP” means accounting principles generally accepted in the United States of America.

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SUMMARY TERM SHEET

This summary, together with the questions and answers section that follows, highlights information included elsewhere in this proxy statement. This summary does not contain all of the information you should consider before voting on the proposals presented in this proxy statement. You should read the entire proxy statement carefully, including the annexes attached hereto. For your convenience, we have included cross references to direct you to a more complete description of the topics described in this summary.

The Companies (See Page 33)

Plutus Financial Group Limited

ListCo is an exempted company with limited liability incorporated under the laws of the Cayman Islands. ListCo’s principal executive office is located at 8/F, 80 Gloucester Road, Wan Chai, Hong Kong S.A.R., People’s Republic of China. ListCo’s telephone number at this address is +852 2968 1192. ListCo’s registered office in the Cayman Islands is Quality Corporate Services Ltd., Suite 102, Cannon Place, P.O. Box 712, North Sound Rd., George Town, Grand Cayman, KY1-9006 Cayman Islands.

ListCo is a renowned service provider in financial services. ListCo provides financial services through its primary Hong Kong operating subsidiaries, Plutus Securities and Plutus Asset Management. Plutus Securities is licensed with the SFC to carry out Type 1 (dealing in securities) regulated activities and mainly offers (i) securities dealings and brokerage services; (ii) margin financing services; and (iii) underwriting and placing services and is also an exchange participant of the HKEx. Plutus Asset Management is licensed with the SFC to carry out Type 4 (advising on securities) and Type 9 (asset management) regulated activities in Hong Kong and mainly offers (i) asset management services and (ii) investment advisory services to our customers.

Corporate History and Structure of ListCo

ListCo is a holding company incorporated under the laws of the Cayman Islands on January 12, 2022. The Company’s beneficial shareholders are Zhisheng Zhao and Ting Kin Cheung, who hold their ownership through two British Virgin Islands holding companies. The Company’s direct subsidiaries are: (i) Plutus Investment Holdings Group Limited, a British Virgin Islands company; (ii) Plutus Investment Holdings International Limited, a British Virgin Islands company; and (iii) Plutus Financial Holdings Limited, a British Virgin Islands company. Plutus Investment Holdings Group Limited and Plutus Investment Holdings International Limited are holding companies incorporated on February 8, 2022. Plutus Financial Holdings Limited is a holding company incorporated on February 11, 2019.

ListCo operates its business through its indirect operating subsidiaries in Hong Kong. Below is a list of our material operating subsidiaries:

●	Plutus Securities Limited is a Hong Kong subsidiary wholly owned by Plutus Investment Holdings Group Limited and established on April 20, 2018. Plutus Securities Limited holds a Type 1 (dealing in securities) license from the Securities and Futures Commission (the “SFC”) of Hong Kong (License No.: BNJ530) and is an exchange participant of the HKEx (Certificate No.: P2003) and offers customers with trading, margin financing and securities custody and nominee services.

●	Plutus Asset Management Limited is a Hong Kong subsidiary wholly owned by Plutus Investment Holdings International Limited and established on April 20, 2018. Plutus Asset Management Limited is licensed to conduct Type 4 (advising on securities) and Type 9 (asset management) regulated activities (License No.: BNJ533) under the SFC of Hong Kong, and provides professional asset management services and develops comprehensive investment strategies for customers.

Coders Merger Sub Limited

Coders Merger Sub Limited (“Merger Sub”) will be incorporated as an exempted company with limited liability under the laws of the Cayman Islands and will be directly and wholly-owned by ListCo. Merger Sub will be formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement (as defined below), including the Merger (as defined below).

Choco Up Group Holdings Limited

Choco Up is an exempted company with limited liability incorporated under the laws of the Cayman Islands. Choco Up’s principal executive office is located at 23/F, Chinachem Leighton Plaza, No.29 Leighton Road, Causeway Bay, Hong Kong S.A.R. and its telephone number at this address is +852 3705 1379. Choco Up’s registered office in the Cayman Islands is located at the offices of WB Corporate Services (Cayman) Ltd, of P.O. Box 2775, 71 Fort Street, 3rd Floor, George Town, Grand Cayman, KY1-1111, Cayman Islands.

Headquartered in Singapore, Choco Up is a leading growth and fintech platform specializing in growth capital financing in Asia Pacific. Choco Up offers easy-to-access, non-dilutive and flexible financing options for businesses at different phases, covering startups, growth-phase, established and public companies. It addresses its customers’ funding needs through a suite of tailored financing solutions enabled by its market insights and data-driven platform.

For a more detailed description of Choco Up’s history, development, business and organizational structure, see “Information about Choco Up” beginning on page 54.

The Merger

You are being asked to vote to authorize and approve an agreement and plan of merger, dated as of July 9, 2025 (the “Merger Agreement”), by and among Plutus, Merger Sub (following its incorporation and execution of a joinder to the Merger Agreement) and Choco Up, pursuant to which Merger Sub will merge with and into Choco Up, with Choco Up surviving as the surviving entity and becoming a wholly-owned subsidiary of Plutus upon completion of the Merger (the “Surviving Entity”). In consideration of the Merger, shareholders of Choco Up will exchange all of the issued and outstanding shares of Choco Up immediately prior to the Merger for newly issued New Class A Shares or New Class B Shares.

Immediately before consummation of the Merger, Plutus will change its name to “Choco Up International Holdings Limited” and adopt the amended and restated memorandum and articles of association in the form attached as Annex C to this proxy statement. Upon consummation of the Merger, the existing Choco Up shareholders and existing Plutus shareholders will own approximately 73.47% and 26.53%, respectively, of the outstanding shares of the combined company on a fully diluted and as converted basis, or 74.68% and 25.32% voting power of the combined company, respectively. Copies of the Merger Agreement and the plan of merger are attached as Annex A and Annex B, respectively, to this proxy statement. You should read the Merger Agreement and the plan of merger in their entirety because they, and not this proxy statement, are the principal legal documents that govern the Merger.

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Merger Consideration (See Page 33)

The Merger values Plutus at an equity value at US$30,700,000 (the “Plutus Equity Value”) on a fully-diluted basis, and values Choco Up at an equity value at US$85,000,000 on a fully-diluted basis (the “Choco Up Equity Value”).

At the Effective Time, each share of Choco Up (“Choco Up Shares”) issued and outstanding immediately prior to the Effective Time will be surrendered and cancelled in exchange for the right to receive (x) in the case of (A) 2,800,000 Choco Up Shares to be held by Percy’s Holding Vehicle and (B) 2,656,500 Choco Up Shares to be held by Heng’s Holding Vehicle, a number of validly issued, fully paid and non-assessable New Class B Shares, and (y) in all other cases, a number of validly issued, fully paid and non-assessable New Class A Shares, in each case, equal to (a) the Choco Up per share value (which is in turn calculated by (i) the Choco Up Equity Value divided by (ii) the number of ordinary shares of Choco Up that are outstanding immediately prior to the Effective Time), divided by (b) the PLUT per share value (which is in turn calculated by (i) the Plutus Equity Value, divided by (ii) the number of all ordinary shares of Plutus (“PLUT Shares”) that are outstanding immediately prior to the Effective Time on a fully-diluted basis (such New Class B Shares and New Class A Shares, as applicable, the “Per Share Merger Consideration”, and the aggregate number of Per Share Merger Consideration to be issued and paid by ListCo, the “Merger Consideration”), except for (x) all ordinary shares of Choco Up that are owned by Choco Up, Merger Sub or any subsidiary of Choco Up immediately prior to the Effective Time which shall automatically be canceled and shall cease to exist, and (y) ordinary shares of Choco Up issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such ordinary shares of Choco Up in accordance with Section 238 of the Cayman Islands Companies Act (such ordinary shares of Choco Up being referred to collectively as the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) which shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Islands Companies Act. Upon the Effective Time, all Choco Up Shares will be exchange for 37,043,500 of New Class A Shares and 5,456,500 New Class B Shares.

The PLUT Shares are listed on Nasdaq under the symbol “PLUT.” On July 8, 2025, the last trading day prior to the date of the public announcement of the execution of the Merger Agreement, the closing price per ordinary share was US$2.35. On July 15, 2025, the last practicable date prior to the date of the proxy statement, the closing price per ordinary share was US$3.09.

Record Date and Quorum (See Page 31)

You are entitled to attend and vote at the extraordinary general meeting if you have PLUT Shares registered in your name in ListCo’s register of members at the close of business in the Cayman Islands on July 8, 2025, the PLUT Share record date for voting at the extraordinary general meeting. Each outstanding PLUT Share on the PLUT Share record date entitles the holder to one vote on each matter submitted to the shareholders for authorization and approval at the extraordinary general meeting and any adjournment thereof. We expect that, as of the PLUT Share record date, there will be 15,350,000 PLUT Shares issued and outstanding and entitled to vote at the extraordinary general meeting. If you have PLUT Shares registered in your name on the PLUT Share record date, the deadline for you to lodge your proxy card and vote is 9 a.m. August 6, 2025 (Hong Kong time), or 9 p.m. August 5, 2025 (New York time). See “Procedures for Voting” below.

Shareholder Vote Required to Authorize and Approve the Merger Agreement (See Page 31)

In order for the Merger to be consummated, the Merger Agreement, the plan of merger and the Transactions, including the Merger, must be authorized and approved by a special resolution of ListCo passed by a majority of not less than two-thirds of the votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

Based on the number of PLUT Shares we expect to be issued and outstanding and entitled to vote on the PLUT Share record date, and assuming that all shareholders will be present and vote in person or by proxy at the extraordinary general meeting, approximately 10,233,334 votes of Plutus Shareholders would need to be voted in favor of the proposal to authorize and approve the Merger Agreement, the plan of merger and the Transactions, including the Merger, in order for the proposal to be authorized and approved by a special resolution.

As of the date of this proxy statement, the Undertaking Shareholders beneficially owned in the aggregate 10,320,000 PLUT Shares, representing approximately 67.23% of the total voting power of the Company. See “Security Ownership of Certain Beneficial Owners and Management” beginning on page 65 for additional information. Pursuant to the terms of the Voting Agreement (as defined below), these Shares will be voted in favor of the authorization and approval of the Merger Agreement, the plan of merger and the Transactions, including the Merger, at the extraordinary general meeting of ListCo.

Procedures for Voting (See Page 32)

Before voting your PLUT Shares, we encourage you to read this proxy statement in its entirety, including all of the annexes, attachments, exhibits and materials incorporated by reference, and carefully consider how the Merger will affect you. To ensure that your PLUT Shares can be voted at the extraordinary general meeting even in the event that you are unable to attend, please complete the enclosed proxy card in accordance with the instructions set forth on the proxy card as soon as possible. The deadline for you to lodge your proxy card is 9 a.m. August 6, 2025 (Hong Kong time), or 9 p.m. August 5, 2025 (New York time).

Purposes and Effects of the Merger (See Page 34)

The purpose of the Merger is to enable ListCo to acquire 100% control of Choco Up in a transaction in which the holders of securities of Choco Up will receive New Ordinary Shares.

The ordinary shares of the Company are currently listed on Nasdaq under the symbol “PLUT.” It is expected that, following the consummation of the Merger, ListCo will maintain its listing on Nasdaq under a a new symbol “CHOC.”

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Recommendations of the Board (See Page 31)

The Board of ListCo reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. On July 9, 2025, the Board unanimously (a) determined that the Merger Agreement and the transaction agreements contemplated by the Merger Agreement are fair to and in the best interests of ListCo and its shareholders, (b) declared it advisable to enter into the Merger Agreement and the transaction agreements contemplated by the Merger Agreement, (c) authorized and approved the execution, delivery and performance of the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger, and (d) resolved to direct that the authorization and approval of the Merger Agreement, the plan of merger, and the transactions contemplated under the Merger Agreement, including the Merger, be submitted to a vote at an extraordinary general meeting of the shareholders of ListCo.

After careful consideration, the Board authorized and approved the Merger Agreement and the plan of merger and recommends that you vote (a) FOR the proposal to authorize and approve the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger, (b) FOR the proposal to adopt the amended and restated memorandum and articles of association of ListCo in the form attached as Annex C to the accompanying proxy statement, effective immediately prior to the Effective Time (the “Amendment of M&A”); (c) FOR the proposal to approve the change of the corporate name of ListCo from “Plutus Financial Group Limited” to “Choco Up International Holdings Limited” effective immediately prior to the Effective Time (the “Change of Name”); (d) FOR the proposal to approve the variation of the authorized share capital of ListCo effective immediately prior to the Effective Time (the “Variation of Share Capital”); (e) FOR the proposal to approve the issuance of New Ordinary Shares to the shareholders of Choco Up in accordance with the Merger Consideration as stipulated in the Merger Agreement at the Effective Time (the “Issuance of Merger Consideration”); (f) FOR the proposal to authorize Ting Kin Cheung, a director and the CEO of the Company, to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and plan of merger, including the Merger and, effective immediately prior to the Effective Time, the Amendment of M&A, the Change of Name and the Variation of Share Capital and the Issuance of Merger Consideration; and (g) FOR the proposal to approve the adjournment of the extraordinary general meeting, if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

Ownership of ListCo ordinary shares After the Merger

Upon completion of the Transactions, the existing Choco Up shareholders and existing Plutus shareholders will own approximately 73.47% and 26.53%, respectively, of the outstanding shares of the combined company on a fully diluted and as converted basis, or 74.68% and 25.32% voting power of the combined company, respectively. See “Security Ownership of Certain Beneficial Owners and Management” beginning on page 65 for additional information.

Interests of the Company’s Directors and Executive Officers in the Merger (See Page 34)

In considering the recommendations of the Board to vote for the Merger Proposal, you should be aware that certain of the current directors and executive officers of ListCo have interests in the Merger that may be different from, or in addition to, the interests of unaffiliated ListCo shareholders generally and may create potential conflicts of interest. For example, pursuant to the terms of the Merger Agreement, ListCo’s directors and executive officers may be entitled to continued indemnification and insurance coverage. The Board was aware of each of these interests in reviewing, considering and negotiating the terms of the proposed Merger and in recommending that ListCo shareholders approve the adoption of the Merger Agreement.

Closing Conditions to the Merger (See Page 13)

Conditions to Obligations of Each Party’s Obligations

The respective obligations of each of Plutus, Merger Sub and Choco Up to effect the Merger and the other transactions contemplated under the Merger Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing:

●	At the extraordinary general meeting (including any adjournments thereof), the approval of the Plutus Shareholder Matters (as defined in the Merger Agreement) shall have been obtained and shall remain in full force and effect.
●	The Target Required Regulatory Approvals (as defined in the Merger Agreement) and the Plutus Required Regulatory Approvals (as defined in the Merger Agreement) shall have been made or obtained, as applicable, and shall remain effective (such condition, the “Regulatory Approval Condition”).
●	No provision of any applicable legal requirement prohibiting, enjoining, restricting or making illegal the consummation of the transactions contemplated under the Merger Agreement shall be in effect, and no temporary, preliminary or permanent restraining order enjoining, restricting or making illegal the consummation of the transactions contemplated under the Merger Agreement shall be in effect.
●	Nasdaq approval of the listing application submitted by Plutus shall have been obtained.
●	No stop order, general suspension or material limitation of trading in the ordinary shares has been imposed or threatened by the SEC or the Nasdaq.

Additional Conditions to Obligations of Choco Up

In addition, the obligations of Choco Up to consummate and effect the Merger and the other transactions contemplated under the Merger Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing, any of which may be waived, in writing, exclusively by Choco Up:

●	(i) The fundamental representations of each of Plutus and Merger Sub shall be true and correct in all respects on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); and (ii) all other representations and warranties set forth in Article V of the Merger Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Plutus Material Adverse Effect” or any similar limitation contained herein) on and as of the applicable Closing Date as though made on and as of the applicable Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a Plutus Material Adverse Effect.
●	Each of Plutus and Merger Sub shall have performed or complied with all agreements and covenants required by the Merger Agreement and the other transaction documents to be performed or complied with by it on or prior to the applicable Closing Date, in each case in all material respects.
●	No Plutus Material Adverse Effect shall have occurred since the date of the Merger Agreement.
●	Plutus’s cash level (meaning the amount its cash and cash equivalents minus the amount of its indebtedness) exceeds zero as of August 7, 2025.
●	Plutus shall have delivered to Choco Up a certificate, signed by a duly authorized officer of Plutus and dated as of the Closing Date, certifying as to the matters set forth in the four bullets above.
●	The memorandum and articles of association of Plutus shall have been amended and restated in its entirety in the form of the Amendment of M&A and certain shareholders of Plutus shall have reclassified its PLUT Shares as specified in the Merger Agreement.

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●	The Board shall have passed resolutions to approve that, immediately after the Effective Time, the Board shall consist of up to six (6) directors, covering the five (5) existing directors of Plutus before the Closing, and one (1) to be designated to by Choco Up as a director and the chairman of the Board in writing by Choco Up at least ten (10) Business Days prior to the Closing. Each director will have one vote, and the chairman of the Board will have a casting vote in the case of an equality of votes.
●	An equity incentive plan of Plutus (the “Equity Incentive Plan”) has been duly adopted.
●	The Aggregate PIPE Proceeds (as defined in the Merger Agreement) shall be no less than US$2,000,000.00, but in any event not exceeding US$5,000,000.00.
●	Merger Sub shall be incorporated as a Cayman Islands exempted company limited by shares under the name of “Coders Merger Sub Limited” as a direct, wholly owned subsidiary of Plutus and execute and deliver a joinder to the Merger Agreement as soon as practicable after the date of the Merger Agreement but before the Closing.

Additional Conditions to the Obligations of Plutus and Merger Sub

In addition, the obligations of Plutus and Merger Sub to consummate and effect the Merger and the other transactions contemplated under the Merger Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing, any of which may be waived, in writing, exclusively by Plutus:

●	(i) The fundamental representations of Choco Up shall be true and correct in all respects on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); and (ii) all other representations and warranties set forth in Article IV of the Merger Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Choco Up Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a Choco Up Material Adverse Effect.
●	Choco Up shall have performed or complied with all agreements and covenants required by the Merger Agreement and the other transaction documents to be performed or complied with by it on or prior to the Closing Date, in each case in all material respects.
●	No Choco Up Material Adverse Effect shall have occurred since the date of the Merger Agreement.
●	Choco Up shall have delivered to Plutus a certificate, signed by a duly authorized officer of Choco Up and dated as of the Closing Date, certifying as to the matters set forth in the three bullets above.
●	The Target Restructuring (as defined in the Merger Agreement) shall be consummated prior to the Closing in accordance with the Merger Agreement.
●	As soon as reasonably practicable after the date of the Merger Agreement, each of the Percy’s Holding Vehicle and the Heng’s Holding Vehicle shall execute and deliver a joinder to the Lock-Up Agreement.

No Solicitation (See Page 42)

During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms and the Closing, Choco Up shall not, and shall cause its affiliates not to, and shall direct its and its affiliates’ respective employees, agents, officers, directors, managers, representatives and advisors (collectively, “Representatives”) not to, directly or indirectly, other than as contemplated under the Merger Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than the parties hereto and their respective Representatives) concerning any merger, consolidation, sale of any material portion of the ownership interests and/or assets of any of the Choco Up Group Companies, recapitalization of any of the Choco Up Group Companies or similar transaction involving any of the Choco Up Group Companies (each, a “Choco Up Business Combination”); (ii) enter into any contract regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Choco Up Business Combination; or (iii) commence, continue, renew or respond to any due diligence investigation regarding a Choco Up Business Combination. Choco Up shall, and shall cause its affiliates to, and shall cause its and its affiliates’ respective Representatives to, immediately cease any and all existing discussions, negotiations or other engagement with any person with respect to any Choco Up Business Combination.

During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms and the Closing, Plutus and Merger Sub shall not, and shall cause their respective affiliates not to, and shall direct each of Plutus and Merger Sub’s and their affiliates’ respective Representatives not to, directly or indirectly, other than as contemplated by the Merger Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than the parties to the Merger Agreement and their respective Representatives) concerning any merger, consolidation, sale of ownership interests or assets of the Plutus Group Companies, recapitalization of the any Plutus Group Company or similar transaction involving any Plutus Group Company (each, an “Plutus Business Combination”); (ii) enter into any contract regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Plutus Business Combination; or (iii) commence, continue, renew or respond to any due diligence investigation regarding a Plutus Business Combination. Plutus and Merger Sub shall, and shall cause their affiliates to, and shall cause each of Plutus and Merger Sub’s and their affiliates’ respective Representatives to, immediately cease any and all existing discussions, negotiations or other engagement with any person with respect to any Plutus Business Combination.

Termination of Merger Agreement (See Page 14)

The Merger Agreement may be terminated at any time prior to the Closing:

●	by mutual written agreement of Plutus and Choco Up at any time;
●	by Plutus or Choco Up if the Closing shall not have occurred by December 31, 2025 (the “Outside Date”); provided, however, that such right to terminate the Merger Agreement as provided in this bullet shall not be available to Plutus or Choco Up if the action or failure to act of Plutus or Merger Sub, on the one hand, or Choco Up, on the other hand, has been a principal cause of or resulted in the failure of the Closing to occur on or before the Outside Date and such action or failure to act constitutes a breach of the Merger Agreement; provided further, that if on the Outside Date, all other conditions to the Closing have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, provided that each of such conditions is capable of being satisfied at the Closing) except for the Regulatory Approval Condition, such party proposing to exercise the termination right shall first engage in good faith discussion with the other party for a period of no less than five business days on alternative solution to carry out the commercial intent of the transactions before so terminating the Merger Agreement as provided in this bullet (such termination, the “Outside Date Termination”);

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●	by Plutus or Choco Up if a governmental entity shall have issued a final, non-appealable order or taken any other non-appealable action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated under the Merger Agreement, including the Merger; provided, however, that such right to terminate the Merger Agreement as provided in this bullet shall not be available to Plutus or Choco Up if the issuance of such final, non-appealable Order or the taking of such non-appealable action was due to such party’s failure to comply with any provision of the Merger Agreement (such termination, the “Injunction Termination”);
●	by Choco Up, upon a breach of any covenant or agreement set forth in the Merger Agreement on the part of any of Plutus and Merger Sub, or if any representation or warranty of any of Plutus and Merger Sub shall have become untrue, in either case, such that the conditions to the Closing would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by Plutus or Merger Sub is curable by Plutus and Merger Sub prior to the Outside Date, then Choco Up must first provide written notice of such breach to Plutus and may only terminate the Merger Agreement as provided in this bullet, if such breach remains uncured on the earlier of: (i) thirty (30) days after delivery of written notice from Choco Up to Plutus of such breach; and (ii) fifteen business days prior to the Outside Date; provided, further, that it being understood that Choco Up may not terminate the Merger Agreement pursuant to this bullet if it shall have materially breached the Merger Agreement and such breach has not been cured (such termination, the “Plutus Breach Termination”);
●	by Plutus, upon a breach of any covenant or agreement set forth in the Merger Agreement on the part of Choco Up or if any representation or warranty of Choco Up shall have become untrue, in either case such that the conditions to the Closing would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by Choco Up prior to the Outside Date, then Plutus must first provide written notice of such breach to Choco Up and may only terminate the Merger Agreement as provided in this bullet, if such breach remains uncured on the earlier of: (i) thirty (30) days after delivery of written notice from Plutus to Choco Up of such breach; and (ii) fifteen business days prior to the Outside Date; provided, further, that it being understood that Plutus may not terminate the Merger Agreement pursuant to this bullet if it shall have materially breached the Merger Agreement and such breach has not been cured (such termination, the “Choco Up Breach Termination”); or

●	by Plutus or Choco Up, if, at the extraordinary general meeting (including any adjournments thereof), the approval of the Plutus Shareholder Matters is not obtained; provided that Plutus may not terminate the Merger Agreement as provided in this bullet if such failure to obtain the Plutus Shareholder Approval is a result of any breach under the Voting Agreement by any shareholder of Plutus who is a party thereto or any breach by Plutus or Merger Sub under the Merger Agreement (such termination, the “Shareholder Vote Termination”).

In the event of the termination of the Merger Agreement as provided above, the Merger Agreement shall be of no further force or effect and the transactions contemplated under the Merger Agreement shall be abandoned, except for and subject to the following: (i) the Merger Agreement’s provisions regarding confidentiality, communications plan, access to information, notice of termination, effect of termination, termination fees and certain general provisions shall survive the termination of the Merger Agreement; and (ii) nothing in the Merger Agreement shall relieve any party from liability for any intentional breach of the Merger Agreement or fraud.

Voting Agreement (See Page 47)

Concurrent with the execution of the Merger Agreement, the Undertaking Shareholders who collectively hold 10,320,000 PLUT Shares, representing approximately 67.23% of the total voting power of the Company as of the date of this proxy statement, have entered into the Voting Agreement, agreeing to vote or cause to be voted all securities of Plutus he, she or it beneficially owns (the “Voting Shares”) in favor of the Plutus Shareholder Matters and any proposal to adjourn or postpone such meeting of shareholders of PLUT to a later date if there are not sufficient votes to approve Transactions (including the Merger).

The Undertaking Shareholders also agree to vote or cause to be voted the Voting Shares against (A) any proposal or offer from any person (other than Choco Up or any of its affiliates) concerning a Plutus Business Combination; (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Plutus under the Merger Agreement; and (C) except as contemplated by the Voting Agreement and the other transaction agreements contemplated by the Merger Agreement, any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transactions (including the Merger) or the fulfillment of Plutus’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of Plutus (including any amendments to its governing documents), including, without limitation, any action that would require the consent of Choco Up pursuant to the Merger Agreement, except if approved in writing by Choco Up.

The terms of the Voting Agreement are described in more detail under the section entitled “Voting Agreement” beginning on page 47.

Anticipated Accounting Treatment (See Page 34)

The Business Combination will be accounted for as a reverse acquisition (reverse merger) in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). Under this method of accounting, the Company will be treated as the “acquired” company for financial reporting purposes.

Risk Factors (See Page 24)

You should carefully read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and carefully consider the factors discussed in “Risk Factors” in connection with your consideration of the Merger before deciding whether to vote for approval of the proposals contained herein. Below please find a summary of the principal risks that may be relevant, including related to the Merger, business and industry of ListCo, ownership of the PLUT shares, organized under relevant headings. These risks are discussed more fully in “Risk Factors.”

Risks Related to Choco Up’s Business and Industry

●	Choco Up’s business lines are unproven and subject to material legal, regulatory, operational, reputational, tax and other risks in the jurisdictions where it operates that may impact its ability to operate and provide the flexible funding solutions.

●	Choco Up is exposed to the credit risks of its customers and their guarantors. If Choco Up fails to effectively manage credit risk and overdue payments increase, its business, financial condition and results of operations may be materially and adversely affected.

●	Choco Up may need additional capital to accomplish its business objectives, pursue business opportunities and maintain and expand its business, and financing may not be available on terms acceptable to Choco Up, or at all.

●	Due to Choco Up’s reliance on third-party lenders, its business, results of operation and financial conditions of Choco Up would be vulnerable when these lenders face financial difficulties or change their lending policies.

●	Choco Up operates in a competitive industry. There is limited market awareness of revenue-based financing as an alternative to traditional financing which could hinder customer acquisition and business growth of Choco Up.

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●	Choco Up’s success and future growth depend significantly on its marketing efforts. If Choco Up is unable to promote and maintain its brands in an effective and cost-efficient way, its business and financial results may be harmed.

●	Choco Up may be unable to execute its growth strategies or effectively maintain its rapid growth trends.

●	Changes in international relations, escalations of tensions, and fluctuations in global macroeconomic conditions may have an adverse effect on Choco Up’s business.

●	Choco Up is subject to laws, regulations, and industry requirements related to data privacy, data protection and information security, and user protection across different markets where it conducts its business and such laws, regulations, and industry requirements are constantly evolving and changing. Any actual or perceived failure to comply with such laws, regulations, and industry requirements, or its privacy policies, could harm its business.

●	System failures, including breaches in the security of Choco Up’s system, could harm its business.

●	Any inability to protect Choco Up’s intellectual property rights could adversely impact its business, operating results, and financial condition.

●	Choco Up may be sued by third parties for alleged infringement of their proprietary rights.

●	If Choco Up’s insurance coverage is insufficient, it may be subject to significant costs and business disruption.

●	If Choco Up fails to comply with labor and work safety, it could be exposed to penalties, fines, suspensions or action in other forms.

●	Choco Up, its directors, management and employees are exposed to various risks related to legal or administrative proceedings or claims that could have an adverse effect upon its business, financial condition, results of operations and reputation, and may cause loss of business.

●	Choco Up may face risks related to natural disasters, health epidemics and other catastrophes, which could significantly disrupt its operations.

●	Choco Up’s actual financial position and results of operations may differ materially from the unaudited financial information included in this proxy statement.

●	Choco Up has incurred net losses in the past and may not achieve profitability in the future.

●	Risks relating to the economic, political, legal and social conditions in Hong Kong.

Risks Related to the Merger

●	Failure to satisfy the conditions to the Closing on a timely basis or at all could cause delay and additional expense or prevent the Merger from occurring altogether.

●	Certain of ListCo’s directors, executive officers and major shareholders have interests in the Merger that are different from, and may potentially conflict with, ListCo’s interests and the interests of its unaffiliated shareholders.

●	Choco Up is not a publicly traded company, making it difficult to determine the fair market value of Choco Up or the Merger consideration.

●	The Merger Consideration is based on Plutus Equity Value and Choco Up Equity Value, which will not be adjusted before or at the Closing to account for the performance of ListCo or Choco Up.

●	Nasdaq may not approve the listing application in connection with the Transactions.

●	Each party is subject to business uncertainties and contractual restrictions while the Merger is pending, which could adversely affect each party’s business and operations.

●	The Company has not obtained, and does not expect to obtain, an updated valuation report from Avista Valuation Advisory Limited reflecting changes in circumstances that may have occurred since the signing of the Merger Agreement.

Risks Related to the Ownership of the New Ordinary Shares

●	Upon completion of the transactions contemplated by the Merger Agreement, the multi-class share structure of ListCo with different voting rights will significantly limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the PLUT Class A Shares may view as beneficial.

●	The trading price of the New Class A Sharesis likely to be volatile, which could result in substantial losses to investors.

●	ListCo will continue to be an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	ListCo will not pay dividends for the foreseeable future, investors must rely on price appreciation of the New Class A Shares for return on their investment.

●	ListCo will not pay dividends for the foreseeable future, you must rely on price appreciation of the ordinary shares for return on your investment.

●	Substantial future sales or perceived sales of the PLUT Shares in the public market could cause the price of the ordinary shares to decline.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because ListCo is incorporated under Cayman Islands law.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about ListCo’s business, the market price for the ordinary shares and trading volume could decline.

●	ListCo is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it will be exempt from certain provisions applicable to U.S. domestic public companies.

●	If ListCo fails to implement or maintain an effective system of internal controls in the future, ListCo may be unable to accurately report its financial condition or results of operations, which may adversely affect investor confidence in ListCo and, as a result, the market price of the ordinary shares.

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FINANCIAL INFORMATION

Certain Financial Information about Plutus

The audited consolidated financial statements of Plutus for the fiscal year ended December 31, 2023 and 2024 are contained in its Annual Report on Form 20-F for the year ended December 31, 2024 and the unaudited consolidated financial statements of Plutus contained in its Current Report on Form 6-K for the three months ended March 31, 2025 are incorporated by reference into this proxy statement.

Certain Unaudited Financial Information about Choco Up

Headquartered in Singapore, Choco Up is a leading growth and fintech platform specializing in growth capital financing in Asia Pacific. Choco Up offers easy-to-access, non-dilutive and flexible financing options for businesses at different phases, covering startups, growth-phase, established and public companies. It addresses its customers’ funding needs through a suite of tailored financing solutions enabled by its market insights and data-driven platform.

Choco Up operates as a revenue-based financing provider, offering a range of businesses, including commerce and digital service providers upfront capital in exchange for a fixed percentage of sharing of their future receivables. Choco Up purchases a predetermined amount of the custome’s future receivables. In return, the customer disburses a specified fixed percentage of their cash inflow on a regular basis (e.g. weekly or monthly) to Choco Up, which includes the repayment of the purchase price and the service fees charged by Choco Up. The service fee rate is determined on a case-by-case basis, taking into account factors including, but not limited to, geographic market, funding amount, repayment period, amount of future receivables, as well as customer’s business sector, stage of business, risk profile and track record. This model allows customers to access immediate funding without traditional debt obligations, while Choco Up generates revenue through the difference between the purchase price and the total receivables collected.

Choco Up’s expenses mainly consist of compensation and benefits paid to its employees, advertising and marketing expenses, legal and professional fees, as well as finance expenses. The finance expense represents the interest costs for funds that Choco Up borrows from its funders.

The following sets forth selected unaudited consolidated financial data of Choco Up for the fiscal years ended December 31, 2023 and 2024. The selected unaudited consolidated financial data described below has been prepared based on Choco Up’s management accounts in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB), and the selected financial data (a) is preliminary in nature, (b) is not a comprehensive statement of Choco Up’s financial results for the relevant periods, and (c) has not been audited, reviewed or compiled and no procedure has been performed with respect thereto, and may be subject to further adjustments. Please refer to “Risk Factors” included elsewhere in this proxy statement for information regarding trends and other factors that may affect Choco Up’s results of operations.

●	Net revenue. Choco Up’s net revenue increased from approximately US$3.1 to US$3.7 million for the year ended December 31, 2023 to approximately US$5.4 to US$6.0 million for the year ended December 31, 2024, mainly due to the increasing demand of Choco Up’s financing solutions and the increased turnover at the use of funds.

●	Operating cost. Choco Up had operating cost of approximately US$5.3 to US$5.9 million for the year ended December 31, 2024, as compared with approximately US$3.5 to US$4.1 million for the year ended December 31, 2023, primarily due to the increases in staff costs, legal and professional fee as well as advertising and marketing expenses, as a result of technology team workforce expansion to support growth, investment made to strengthen the legal and compliance function of the company, and brand enhancement initiatives to attract new clients.

●	Finance cost. Choco Up’s finance cost increased from approximately US$0.8 to US$1.4 million for the year ended December 31, 2023 to approximately US$2.9 to US$3.5 million for the year ended December 31 2024, because an increase in total debt financing during the period to support our business operations.

●	Loss before tax. As a result of the above, Choco Up recorded a loss before tax of approximately US$2.8 to US$3.4 million for the year ended December 31, 2024, as compared with the loss before tax of approximately US$1.1 to US$1.7 million for the year ended December 31, 2023.

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QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting. These questions and answers may not address all questions that may be important to you as a holder of PLUT Shares. Please also refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Why am I receiving this proxy statement?

You are receiving this proxy statement and proxy card because you owned PLUT shares prior to the close of business in the Cayman Islands on July 8, 2025, the PLUT Share record date. This proxy statement and proxy card relate to our extraordinary general meeting (and any adjournment thereof) and describe the matters on which we would like you, as a shareholder, to vote.

We are seeking the approval of our shareholders of the proposal to authorize and approve the Merger Agreement, the plan of merger and the Transactions, including the Merger, at an extraordinary general meeting or at any adjournment of such extraordinary general meeting. This proxy statement summarizes certain information you need to know to vote at the extraordinary general meeting. All shareholders are cordially invited to attend the extraordinary general meeting in person. However, you do not need to attend the extraordinary general meeting to vote your PLUT Shares. Instead, you may simply complete, sign, date and return the enclosed proxy card.

When and where will the extraordinary general meeting be held?

The extraordinary general meeting will be held on August 8, 2025 at 9 a.m. (Hong Kong time), or August 7, 2025 at 9 p.m. (New York time) at 8/F, 80 Gloucester Road, Wan Chai, Hong Kong S.A.R., and for any adjournment or postponement thereof.

What will I be asked to vote upon at the extraordinary general meeting?

At the extraordinary general meeting, you will be asked to vote upon the following:

●	as a special resolution, to authorize and approve the Merger Agreement, the plan of merger and the Transactions, including the Merger (the “Merger Proposal”);

●	as a special resolution, to authorize and approve the amendment and restatement of the memorandum and articles of association of ListCo effective immediately prior to the Effective Time (the “Amendment of Memorandum and Articles of Association Proposal”);

●	as a special resolution, to authorize and approve the change of the name of the Company from “Plutus Financial Group Limited” to “Choco Up International Holdings Limited” effective immediately prior to the Effective Time (the “Name Change Proposal”)

●	as a special resolution, to authorize and approve the variation of the authorized share capital of ListCo effective immediately prior to the Effective Time (the “Variation of Share Capital Proposal”);

●	as a special resolution, to authorize and approve the issuance of the New Ordinary Shares to the shareholders of Choco Up in accordance with the Merger Consideration effective at the Effective Time (the “Issuance of Merger Consideration Proposal”);

●	as an ordinary resolution, to authorize Ting Kin Cheung, a director and the CEO of the Company, to do all things necessary to give effect to the Merger Agreement, the plan of merger and the Transactions, including the Merger, and in connection with the Amendment of Memorandum and Articles of Association Proposal, Name Change Proposal, Variation of Share Capital Proposal, and Issuance of Merger Consideration Proposal (“General Authorization Proposal”); and

●	if necessary, as an ordinary resolution, to adjourn the extraordinary general meeting in order to allow ListCo to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting (the “Adjournment Proposal”).

What is the Merger Proposal?

The proposal to approve the Merger Agreement, the plan of merger and the Transactions, including the Merger. Pursuant to the Merger Agreement, the shareholders of Choco Up will exchange all of the issued and outstanding share capital of Choco Up for newly issued shares of Plutus on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933. Upon consummation of the Merger, Choco Up will become a wholly-owned subsidiary of Plutus.

What will happen if the Merger Proposal is approved by ListCo’s shareholders?

After the Merger Proposal is approved by the ListCo’s shareholders and the satisfaction or waiver of all conditions precedent to closing set forth in the Merger Agreement, the Merger will be effected and Choco Up will become a wholly owned subsidiary of the ListCo, with former shareholders of Choco Up owning a majority of ListCo’s shares.

What is the Amendment of the Memorandum and Articles of Association Proposal?

The proposal to adopt the amended and restated memorandum and articles of association of ListCo in the form attached as Annex C to this proxy statement, effective immediately prior to the Effective Time.

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What is the Name Change Proposal?

The proposal to authorize and approve the change of the corporate name of ListCo from “Plutus Financial Group Limited” to “Choco Up International Holdings Limited” effective immediately prior to the Effective Time.

What is the Variation of Share Capital Proposal?

Immediately prior to the Effective Time, the authorized share capital of the Company be varied as follows:

(i)	(x) 1,818,833 issued and outstanding ordinary shares of Plutus owned by Radiant Global Ventures Limited, shall be re-designated as 1,818,833 issued and outstanding New Class B Shares; (y) 33,181,167 authorized but unissued ordinary shares of Plutus shall be re-designated as 33,181,167 authorized but unissued New Class B Shares;, (z) 13,531,167 issued and outstanding ordinary shares of Plutus shall be re-designated as 13,531,167 issued and outstanding New Class A Shares; (xx) 251,468,833 authorized but unissued ordinary shares of Plutus shall be re-designated as 251,468,833 authorized but unissued New Class A Shares; and (yy) 3,000,000 authorized but unissued preference shares of Plutus be cancelled (the “Re-designation and Cancellation of Shares”);

(ii)	subsequent to the Re-designation and Cancellation of Shares, the authorized share capital of the Company will be changed FROM US$30,300 divided into (x) 300,000,000 ordinary shares of Plutus of a nominal of a par value of US$0.0001 each, and (y) 3,000,000 preference shares of Plutus of a nominal of a par value of US$0.0001 each; TO US$30,000 divided into (xx) 265,000,000 New Class A Shares of par value of US$0.0001 each, and (yy) 35,000,000 New Class B Shares of par value US$0.0001 each (together with the Re-designation and Cancellation of Share, the “Variation of Share Capital”).

What is the Issuance of Merger Consideration Proposal?

At the Effective Time, the ListCo to issue the New Ordinary Shares to the shareholders of Choco Up in accordance with the Merger Consideration as stipulated in the Merger Agreement.

(a)	Notwithstanding anything in the Merger Agreement to the contrary, no fraction of an New Ordinary Share will be issued by virtue of the Merger, and the Persons who would otherwise be entitled to a fraction of an New Ordinary Share (after aggregating all fractional shares of New Ordinary Shares that otherwise would be received by such Person) shall receive from Plutus, in lieu of such fractional share: (i) one New Ordinary Share if the aggregate amount of fractional shares of New Ordinary Shares such Person would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no New Ordinary Share if the aggregate amount of fractional shares of New Ordinary Shares such Person would otherwise be entitled to is less than 0.50.

(b)	The number of New Ordinary Shares that each Person is entitled to receive as a result of the Merger and as otherwise contemplated by the Merger Agreement shall be adjusted to reflect appropriately the effect of any share sub-division, share consolidation, share dividend or distribution (including any dividend or distribution of securities convertible into New Ordinary Shares), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to New Ordinary Shares occurring on or after the date hereof and prior to the Closing.

What is the General Authorization Proposal?

The proposal to authorize Ting Kin Cheung, a director and the CEO of the Company, to do all things necessary to give effect to the Merger Agreement, the plan of merger and the Transactions, including the Merger, and in connection with the Name Change Proposal, Amendment of Memorandum and Articles of Association Proposal, Variation of Share Capital Proposal and Issuance of Merger Consideration Proposal.

What is the Adjournment Proposal?

The proposal to permit ListCo to adjourn the extraordinary general meeting in order to allow ListCo to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting.

What will happen if the Adjournment Proposal is approved by ListCo’s shareholders?

If there are insufficient proxies received at the time of the extraordinary general meeting to approve the Merger Proposal, the Amendment of Memorandum and Articles of Association Proposal, the Name Change Proposal, the Variation of Share Capital Proposal, the Issuance of Merger Consideration Proposal, the General Authorization Proposal and the Adjournment Proposal is approved at the extraordinary general meeting, we will be able to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies to pass the resolution to be proposed at the extraordinary general meeting. If you have previously submitted a proxy on the proposals discussed in this proxy statement and wish to revoke it upon adjournment of the extraordinary general meeting, you may do so.

How does the board of directors of Plutus recommend that I vote on the proposals?

After careful consideration, the Board of Plutus recommends that you vote:

FOR the Merger Proposal;

FOR the Amendment of Memorandum and Articles of Association Proposal;

FOR the Name Change Proposal;

FOR the Variation of Share Capital Proposal;

FOR the Issuance of Merger Consideration Proposal;

FOR the General Authorization Proposal; and

FOR the Adjournment Proposal.

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When do you expect the Merger to be completed?

We are working toward completing the Merger as quickly as possible and currently expect the Merger to close by December 31, 2025. In order to complete the Merger, we must obtain shareholder approval of the Merger at the extraordinary general meeting and the other closing conditions under the Merger Agreement must be satisfied or waived in accordance with the Merger Agreement.

What happens if the Merger is not completed?

If ListCo’s shareholders do not authorize and approve the Merger Agreement, the plan of merger and the Transactions, including the Merger, or if the Merger is not completed for any other reason, ListCo will remain listed on Nasdaq.

Am I entitled to appraisal or dissenters’ rights in connection with the Merger Proposal?

No appraisal or dissenters’ rights are available to ListCo’s shareholders under the Companies Act of the Cayman Islands or ListCo’s memorandum and articles of association in connection with the types of actions contemplated under the Merger Proposal. As a result, holders of PLUT Shares will not have the right to seek appraisal and payment of the fair value of the PLUT Shares.

Do any of ListCo’s directors or executive officers have interests in the Merger that may differ from those of other shareholders?

Yes. Some of ListCo’s directors or executive officers have interests in the Merger that may differ from those of other shareholders. See “Proposal I: The Merger Proposal — Interests of ListCo Directors and Executive Officers in the Merger” beginning on page 34 for a more detailed discussion of how some of ListCo’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of ListCo’s shareholders generally.

Who can vote at the extraordinary general meeting of shareholders of ListCo? What constitutes a quorum?

Holders of record of PLUT Shares at the close of business in the Cayman Islands on July 8, 2025, which we refer to as the “record date,” are entitled to notice of and to vote at the extraordinary general meeting. Holders of record of PLUT Shares on the record date are entitled to one vote per share at the extraordinary general meeting on (i) the Merger Proposal; (ii) the Amendment of Memorandum and Articles of Association Proposal; (iii) the Name Change Proposal; (iv) the Variation of Share Capital Proposal; (v) the Issuance of Merger Consideration Proposal, (vi) General Authorization Proposal; and (vii) the Adjournment Proposal. Voting at the extraordinary general meeting will take place by poll voting, as the chairperson of the meeting will demand poll voting at the meeting.

The presence, in person, by proxy or by corporate representative, of two shareholders entitled to vote and present in person or by proxy, or if the shareholder is a legal entity, by its duly authorized representative, shall constitute a quorum for the extraordinary general meeting. PLUT Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting.

What vote is required to approve each of the proposals?

The approval of the Merger Proposal requires a majority of not less than two-thirds of the votes cast by Plutus shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Amendment of Memorandum and Articles of Association Proposal requires a majority of not less than two-thirds of the votes cast by Plutus shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Name Change Proposal requires a majority of not less than two-thirds of the votes cast by Plutus shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Variation of Share Capital Proposal requires a majority of not less than two-thirds of the votes cast by Plutus shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Issuance of Merger Consideration proposal requires a majority of not less than two-thirds of the votes cast by Plutus shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the General Authorization Proposal requires a simple majority of the votes cast by Plutus shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Adjournment Proposal requires a simple majority of the votes cast by Plutus shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

How do I vote or change my vote?

Voting of PLUT Shares

If you own PLUT Shares, you may vote by proxy or in person at the extraordinary general meeting.

Voting in Person—If you hold PLUT Shares in your name as a shareholder of record and plan to attend the extraordinary general meeting and wish to vote in person, please bring proof of identification with you to the extraordinary general meeting. Even if you plan to attend the extraordinary general meeting, we strongly encourage you to submit a proxy for your PLUT Shares in advance as described below, so your vote will be counted if you later decide not to attend. If your Shares are held in “street name,” which means your PLUT Shares are held of record by a broker, bank or other nominee, and you wish to vote at the extraordinary general meeting, you must bring to the extraordinary general meeting evidence of your beneficial ownership as of the record date.

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Voting by Proxy—If you hold PLUT Shares in your name as a shareholder of record, then you will receive the notice for the extraordinary general meeting and a proxy card from us. You may submit a proxy for your PLUT Shares on the Internet or by mail without attending the extraordinary general meeting by completing, signing, dating and returning the proxy card to ListCo at 8/F, 80 Gloucester Road, Wan Chai, Hong Kong S.A.R., Attention: Investor Relations, no later than August 6, 2025 at 9 a.m. (Hong Kong time), or August 5, 2025 at 9 p.m. (New York time). If you hold PLUT Shares in “street name” through a broker, bank or other nominee, then you must also provide evidence of your beneficial ownership as of the record date together with you proxy. All PLUT Shares represented by properly executed proxies received in time for the extraordinary general meeting will be voted in the manner specified by the shareholders giving those proxies. Properly executed proxies that do not contain specific voting instructions will be voted “FOR” the Merger Proposal, “FOR” the Amendment of Memorandum and Articles of Association Proposal, the Change of Name, “FOR” the Variation of Share Capital Proposal, “FOR” the Issuance of Merger Consideration Proposal, “FOR” the General Authorization Proposal, and “FOR” the Adjournment Proposal.

Revocation of Proxy—Submitting a proxy on the enclosed form does not preclude a shareholder from voting in person at the extraordinary general meeting. If you hold your PLUT Shares in your name as shareholder of record, you may revoke a proxy at any time at least four (4) hours prior to the commencement of the extraordinary general meeting by written notice of revocation or by subsequently submitting a duly executed proxy with a later date to ListCo’s Investor Relations Department, at 8/F, 80 Gloucester Road, Wan Chai, Hong Kong S.A.R., on or before August 6, 2025 at 9 a.m. (Hong Kong time), or August 5, 2025 at 9 p.m. (New York time), or by attending the extraordinary general meeting and voting in person. A shareholder of record may revoke a proxy by any of these methods, regardless of the method used to deliver the shareholder’s previous proxy. Attendance at the extraordinary general meeting without voting will not by itself revoke a proxy.

How are proxies solicited and what is the cost of soliciting proxies?

This proxy solicitation is being made and paid for by ListCo on behalf of the Board. ListCo will bear the costs of holding the extraordinary general meeting and the cost of soliciting proxies, including costs of printing and mailing the proxy card. ListCo’s directors, officers and employees may solicit proxies by mail, email, telephone, facsimile or other means of communication. These directors, officers and employees will not be paid additional remuneration for their efforts, but may be reimbursed for out-of-pocket expenses incurred in connection therewith.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple proxy or voting instruction cards. For example, if you hold your PLUT Shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold PLUT Shares. If you are a holder of record and your PLUT Shares are registered in more than one name, you will receive more than one proxy card. Please submit each proxy card that you receive.

What do I need to do now?

We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the Merger affect you as a shareholder. After you have done so, please vote as soon as possible.

Who can help answer my other questions?

If you have more questions about the Merger Proposal, the Amendment of Memorandum and Articles of Association Proposal, the Name Change Proposal, the Variation of Share Capital Proposal, the Issuance of Merger Consideration Proposal, the General Authorization Proposal, or the Adjournment Proposal, need assistance in submitting your proxy or voting your PLUT Shares, or need additional copies of the proxy card, you should contact ListCo’s Investor Relations Department at +852 2968 1192 or by email at ir@plutusfingroup.com.

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COMPARATIVE PER PLUT SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Information

Plutus listed its ordinary shares on Nasdaq under the symbol “PLUT” on February 5, 2025. On July 8, 2025, the last trading day prior to the date of the public announcement of the execution of the Merger Agreement, the closing price per Ordinary Share was US$2.35. On July 15, 2025, the last practicable date prior to the date of the proxy statement, the closing price per Ordinary Share was US$3.09. The market price of the Ordinary Share is subject to fluctuation. You are encouraged to obtain current market quotations for the Ordinary Share in connection with your voting.

Choco Up is and will be a privately held company before the Closing and its securities do not trade on any exchange.

Dividend Policy

Plutus has not made any dividend or distribution to its shareholders. Plutus does not have any present plan to pay any cash dividends on the PLUT Shares in the foreseeable future.

Choco Up intends to retain any future earnings to finance the operation and expansion of its business, and it does not expect to declare or pay any dividends in the foreseeable future.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, related to Plutus, Choco Up and the Merger. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These statements involve known and unknown risks, uncertainties and other factors which may cause Plutus’ or Choco Up’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors” below. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would,” and similar expressions intended to identify forward-looking statements.

Forward-looking statements contained in this proxy statement are based on current expectations and beliefs concerning the future developments and events and are subject to risks and uncertainties. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, include, among other things:

●	the goals and strategies, as well the future business development, financial condition and results of operations of ListCo;

●	the expected changes in the ListCo’s revenues, costs or expenditures;

●	the expectations regarding demand for and market acceptance of the services provided by ListCo;

●	the competition, government policies and regulations relating to the finance industry;

●	risks that the Merger disrupt current plans and operations;

●	the ability of the parties to consummate the Merger on a timely basis or at all;

●	uncertainty relating to the satisfaction of the conditions precedent to consummation of the Merger, at all or in a timely manner; and

●	the ability to achieve anticipated benefits of the Merger.

Forward-looking statements represent our estimates and assumptions only as of the date of this proxy statement. You should not rely upon forward-looking statements as predictions of future events. You should read this proxy statement and the documents that we reference and file as exhibits to this proxy statement completely and with the understanding that our actual future results may be materially different from what we expect, and the Closing may not occur. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

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RISK FACTORS

You should carefully consider the risks described below, and all of the other information contained in or incorporated by reference into this proxy statement including the matters and risk factors discussed in ListCo’s Annual Report on Form 20-F for the year ended December 31, 2024 and as further updated from time to time by ListCo’s subsequent filings with the SEC, which are incorporated by reference into this proxy statement. Any of these risks could have a material and adverse effect on ListCo’s business, financial condition and results of operations. In any such case, the market price of the ordinary shares could decline, and you may lose all or part of your investment. You should read the section entitled “Cautionary Statement Regarding Forward-Looking Statements” above for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this proxy statement.

Risks Related to Choco Up’s Business and Industry

Choco Up’s business lines are unproven and subject to material legal, regulatory, operational, reputational, tax and other risks in the jurisdictions where it operates that may impact its ability to operate and provide the flexible funding solutions.

Choco Up is subject to material legal and regulatory requirements, operational, reputational, tax, political uncertainty and social, environmental and economic conditions in numerous jurisdictions where it operates, over which it has little control and which are inherently unpredictable. Choco Up operates its business primarily in Singapore, Hong Kong, Australia and Malaysia. Choco Up’s operations in these jurisdictions create risks relating to conforming its revenue-based financing solutions to local licensing and other regulatory requirements; establishing, staffing and managing foreign business locations; attracting local customers; navigating foreign government taxes, regulations and permit requirements; enforceability of its contractual rights; trade restrictions, customs regulations, tariffs and price or exchange controls.

Complying with the current and evolving laws and regulations in the jurisdictions where it operates may require substantial expense, and any non-compliance may expose Choco Up to liability and penalty. In the event of non-compliance, Choco Up may have to incur significant expenses and divert substantial management time to rectify the incidents. While Choco Up believes it is not required to obtain any money-lending licenses in the key jurisdictions where it operates, including Hong Kong, Singapore and Malysia, as advised by its local counsel in these jurisdictions, and additionally, under Australian law, operating money-lending business does not require a license, therefore Choco Up is not obligated to obtain the money-lending license to conduct its business in Australia, it cannot assure you that the local regulatory authority may not take a different view. For details, please refer to “Information About Choco Up – Regulatory and Compliance.” If Choco Up fails to obtain or maintain any approvals, licenses, permits and certifications, it may be subject to fines or may be ordered to suspend or terminate its operations, which could materially and adversely affect its business and results of operations. Choco Up may also experience adverse publicity arising from non-compliance with government regulations, which would damage its reputation.

Choco Up is exposed to the credit risks of its customers and their guarantors. If Choco Up fails to effectively manage credit risk and overdue payments increase, its business, financial condition and results of operations may be materially and adversely affected.

Increase in default risks of Choco Up’s customers and their guarantors could materially and adversely affect Choco Up’s results of operations. Choco Up may not be able to effectively control the level of its overdue payments in the future. Its default risks may increase in the future due to a variety of factors, including factors beyond Choco Up’s control, such as a slowdown in economic growth, a deepening of a credit crisis or other adverse macroeconomic trends or trends that affect a customer or its industry specificity. Such factors may cause operational, financial and liquidity issues for Choco Up’s customers and their guarantors, affecting their ability to make repayments in a timely manner. If Choco Up fails to effectively manage credit risk of its customers and their guarantors and its overdue payments increase, its business, financial condition and results of operations may be materially and adversely affected.

Choco Up may need additional capital to accomplish its business objectives, pursue business opportunities and maintain and expand its business, and financing may not be available on terms acceptable to Choco Up, or at all.

Choco Up has funded its operations since inception primarily through funding from third-party lenders. Choco Up cannot be certain when or if its operations will generate sufficient cash to fully fund its ongoing operations or the growth of its business. As Choco Up intends to continue to make investments to support the growth of its business, it may require additional capital to accomplish its business objectives and pursue business opportunities, and maintain and expand its business, including developing new products and services, further enhancing its risk management capabilities, increasing its marketing expenditures to improve brand awareness and customer trust in its brand, enhancing its operating infrastructure, acquiring complementary businesses and technologies, obtaining necessary approvals, licenses or permits and pursuing international expansion. Meanwhile, due to Choco Up’s heavy reliance on funding from third-party lenders, there is significant risk that its borrowing costs could increase and it will experience immediate shortage of operational funds if there is any downturn in the market or adverse economic conditions. This heavy reliance on debt financing could significantly affect Choco Up’s mid-term and long-term sustainability, and may struggle it to maintain operations or limit its ability to achieve any strategic objectives, ultimately threatening the sustainability of its business in this competitive revenue-based financing landscape.

Due to the unpredictable nature of the capital markets and its industry, Choco Up cannot assure that it will be able to raise additional capital on terms favorable to it, or at all, if and when required, especially if it experiences disappointing operating results. If adequate capital is not available to Choco Up as required, its ability to fund its operations, take advantage of unanticipated opportunities, develop or enhance its infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect its business, financial condition and results of operations. If Choco up incurs additional debt, the debt holders would have rights senior to its shareholders to make claims on its assets, and the terms of any debt could restrict its operations. In addition, a slowdown or other sustained adverse downturn in the general economy could adversely affect its business. Choco Up’s inability to obtain adequate financing or financing on terms satisfactory to it could significantly limit its ability to continue supporting the business growth and responding to business challenges.

Due to Choco Up’s reliance on third-party lenders, its business, results of operation and financial conditions of Choco Up would be vulnerable when these lenders face financial difficulties or change their lending policies.

Choco Up depends upon third-party lenders for its working capital needs, as funders to provide funding for doing its businesses, making it vulnerable to supply shortages when these lenders face financial difficulties or change their lending policies, which could in turn harm its business, results of operations and financial conditions. For example, Choco Up depends on external financing to purchase customers’ receivables, and shortage of financing will materially and adversely impact its ability to scale. Choco Up generally does not have long-term agreements with these third-party lenders. If these lenders become unwilling or unable to provide Choco Up with adequate financing and resources in a timely manner, or if their lending policies become stricter, Choco Up may not be able to find alternative sources in a timely manner at comparable costs, or at all.

Choco Up operates in a competitive industry. There is limited market awareness of revenue-based financing as an alternative to traditional financing which could hinder customer acquisition and business growth of Choco Up.

Choco Up operates mainly in the revenue-based financing industry. The market for revenue-based financing is highly competitive. There is limited market awareness of revenue-based financing as an alternative to traditional financing. Therefore, Choco Up may face competition from other companies that offer traditional financing. Many of these competitors possess deeper financial reserves and more established operational frameworks, allowing them to offer more aggressive pricing structures, extended credit terms, or additional customer incentives. This competitive pressure may pose challenges to Choco Up’s customer acquisition and retention, which could result in the loss of its existing business and adversely impact its ability to successfully market additional products and services. Limited market awareness of Choco Up’s revenue-based financing solutions could potentially lead to pricing adjustments that could impact its revenue margins and profitability.

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To remain competitive, Choco Up need to maintain customer engagement and expand its monetization opportunities. Failure to achieve these objectives and to adapt in this highly competitive and rapidly evolving environment could negatively affect its business performance, financial condition, and overall operating results.

Choco Up’s success and future growth depend significantly on its marketing efforts. If Choco Up is unable to promote and maintain its brands in an effective and cost-efficient way, its business and financial results may be harmed.

Choco Up’s brand and reputation are integral to its acquisition of customers and business partners. Its marketing channels include social media, website posting, attendance of major industry events and referral by its business partners and customers. Negative publicity associated with its customers or business partners could have an adverse impact on the effectiveness of its marketing as well as its reputation and its brand, which would harm its business and its market position. Moreover, if its current marketing efforts and channels are less effective or become inaccessible to Choco Up, or if Choco Up is unable to operate such channels as effectively with fewer resources or it cannot penetrate the market with new channels, it may not be able to promote and maintain its brands and reputation to maintain or grow its customer base.

If Choco Up is unable to promote and maintain its brands in a cost-efficient manner, or maintain its reputation and continue to garner trust from its customers and business partners, Choco Up could experience a lower growth rate than it anticipated, which would harm its business, results of operations and financial condition.

Choco Up may be unable to execute its growth strategies or effectively maintain its rapid growth trends.

Historically, Choco Up has grown its operations rapidly. Choco Up may not be able to grow its revenue at the same pace or at all in the future, if it is not able to successfully execute its business development and diversification, geographic expansion and other growth plans. In addition, its rapid growth has placed and will continue to place significant demands on its management and its administrative, operational, research and development and financial resources.

To accomplish its growth strategies and manage the future growth of its operations, Choco Up will be required to expand its customer base and funding sources, enhance its research and development capabilities, improve its operational and financial systems, and expand, train and manage its growing employee base. Furthermore, Choco Up needs to maintain and expand its relationships with customers, suppliers and other third parties. Moreover, as Choco Up introduces new offerings or enter new markets, it may face new market, technological, operational and regulatory risks and challenges with which it is unfamiliar.

Choco Up’s current and planned operations, personnel, systems, internal procedures and controls may not be adequate to support its future growth and expansion. If it is unable to execute its growth strategies or manage its growth effectively, it may not be able to capture market opportunities or respond to competitive pressures, which may materially and adversely affect its business prospects and results of operations.

Changes in international relations, escalations of tensions, and fluctuations in global macroeconomic conditions may have an adverse effect on Choco Up’s business.

There have been heightened tensions in international relations in recent years, which has resulted in and will continue to cause changes in international trade policies and additional barriers to trade. Tensions in the relations between the United States and China, or between other countries, may intensify and the United States, China, or other countries may adopt measures in the future that impact Choco Up’s global business operations. Changes in governmental policies including sanctions, tariffs and export controls administered by governments around the world, particularly those imposed as a result of an increasingly tense relationship of the political or economic relations among major economic groups and other geopolitical challenges, could cause a material and adverse effect on the business and prospects of Choco Up’s customers and business partners and of itself.

Recent fluctuations in global macroeconomic conditions, including interest rates, inflation, instability in the global financing system and institutions in the financing industry, as well as the demand for financing solutions generally, are unpredictable and in certain instances are outside of Choco Up’s control. Therefore, Choco Up’s operating results will continue to fluctuate significantly as a result of these factors. Additionally, it is difficult for Choco Up to forecast growth trends accurately and its business and future prospects are difficult to evaluate, particularly in the short term. In view of the rapidly evolving nature of its business and the revenue-based financing industry, period-to-period comparisons of Choco Up’s operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Choco Up’s operating results in one or more future quarters may fall below its own expectations and investors’.

Choco Up is subject to laws, regulations, and industry requirements related to data privacy, data protection and information security, and user protection across different markets where it conducts its business and such laws, regulations, and industry requirements are constantly evolving and changing. Any actual or perceived failure to comply with such laws, regulations, and industry requirements, or its privacy policies, could harm its business.

Various local, state, federal, and international laws, directives, and regulations apply to Choco Up’s collection, use, retention, protection, disclosure, transfer, and processing of personal data. These data protection and privacy laws and regulations are constantly evolving, as federal, state and foreign governments continue to adopt new measures addressing data privacy and processing (including collection, storage, transfer, disposal and use) of personal data, and therefore are subject to uncertainty and continue to evolve in ways that could adversely impact Choco Up’s business.

Many jurisdictions, including where Choco Up operates, have laws and regulations concerning the collection, use, processing, storage, and deletion of personal information obtained from their residents or by businesses operating within their jurisdiction. Such laws and regulations may require companies to implement privacy and/or security policies, permit individuals to access, correct, and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, require that certain types of data be retained on local servers within these jurisdictions, and, in some cases, obtain individuals’ affirmative opt-in consent to collect and use personal information for certain purposes. Compliance with current or future privacy, cyber security, data protection, data governance, account access and information and cyber security laws requires ongoing investment in systems, policies and personnel and will continue to impact Choco Up’s business in the future by increasing its legal, operational and compliance costs.

Additionally, the interpretation and application of many existing or recently enacted privacy and data protection laws and regulations, including in the U.S. and elsewhere, are uncertain and fluid, and there are potentially inconsistent world-wide government regulations pertaining to data protection and privacy. Despite Choco Up’s efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection, and information security, it is possible that its practices, offerings, or platform could fail, or be alleged to fail to meet applicable requirements.

System failures, including breaches in the security of Choco Up’s system, could harm its business.

Choco Up may experience system failures from time to time, and any lengthy interruption in the availability of its back-end system computers could harm its business and severely affect its customer relationships. Frequent or persistent interruptions in its services could cause current or potential customers and users to believe that its systems are unreliable, and could permanently harm its reputation and brands. These interruptions would increase the burden on staff, which, in turn, could delay its introduction of new applications and services. Although certain of Choco Up’s systems have been designed to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks and similar events. Choco Up’s solutions may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system, applications or the hardware platform as well as through risk introduced into its environment through third party supplies. Security vulnerabilities could jeopardize the security of information transmitted using Choco Up’s solutions. If the security of Choco Up’s solutions is compromised, its reputation and market acceptance of its solutions may be adversely affected, which would cause its business to suffer, and Choco Up may become subject to damage claims. Despite any precautions Choco Up may take, the occurrence of a natural disaster or other unanticipated problems with the system could result in lengthy interruptions to its services. Choco Up’s current business interruption insurance may not be sufficient to compensate it for losses that may result from interruptions in its service as a result of system failures.

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Any inability to protect Choco Up’s intellectual property rights could adversely impact its business, operating results, and financial condition.

Choco Up relies on, and expects to continue to rely on, a combination of trademark, domain name, copyright, and trade secrets, as well as confidentiality agreements with its employees and third parties with whom it has relationships, to establish and protect its brand and other intellectual property rights. However, Choco Up’s efforts to protect its intellectual property rights may not be sufficient or effective. Its proprietary technology and trade secrets could be lost through misappropriation or breach of its confidentiality and license agreements, and any of its intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance that its intellectual property rights will be sufficient to protect against others offering products, services, or technologies that are substantially similar to Choco Up’s and that compete with its business.

Choco Up also utilizes intellectual property and technology developed or licensed by third parties, and it may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms. Also, to the extent that third parties are obligated to indemnify Choco Up for breaches of its intellectual property rights, these third parties may be unable to meet these obligations. Any of these events may have a material adverse effect on Choco Up’s business, results of operations, financial condition and prospects.

Choco Up may be sued by third parties for alleged infringement of their proprietary rights.

Although most of Choco Up’s technology is proprietary in nature, it does include certain third-party intellectual property and open source software in its products, and such usage also may be subject to claims of infringement or misappropriation. While Choco Up believes that it has secured proper licenses or other rights for all material third-party intellectual property that is integrated into its products, it cannot guarantee that its internally developed or acquired technologies and content do not or will not infringe the intellectual property rights of others. From time to time, its competitors or other third parties may claim that Choco Up is infringing upon or misappropriating their intellectual property rights, and Choco Up may be found to be infringing upon such rights. Any claims or litigation could cause Choco Up to incur significant expenses and, if successfully asserted against Choco Up, could require that it pays substantial damages or ongoing royalty payments, prevent it from offering its products or services or using certain technologies, force it to implement expensive work-arounds, or impose other unfavorable terms. Even if intellectual property claims do not result in litigation or are resolved in Choco Up’s favor, these claims, and the time and resources necessary to resolve them, could divert the resources of its management and require significant expenditures. Any of the foregoing could prevent Choco Up from competing effectively and could have an adverse effect on its business, operating results, and financial condition.

If Choco Up’s insurance coverage is insufficient, it may be subject to significant costs and business disruption.

Choco Up provides medical and compensation insurance for its employees. However, it does not maintain key-man, business interruption, or product liability insurance. Choco Up cannot assure that its insurance coverage is sufficient to prevent it from any loss or that it will be able to successfully claim its losses under its current insurance policy on a timely basis, or at all. If it incurs any loss that is not covered by its insurance policies, or the compensated amount is significantly less than its actual loss, its business, financial condition and results of operations could be materially and adversely affected.

If Choco Up fails to comply with labor and work safety, it could be exposed to penalties, fines, suspensions or action in other forms.

Choco Up’s operations are subject to the labor and work safety laws and regulations promulgated by the Hong Kong government and the laws and regulations of other jurisdictions which may be applicable to Choco Up. These laws and regulations require it to contribute to mandatory provident fund and maintain safe working conditions. Choco Up could be exposed to penalties, fines, suspensions or actions in other forms if it fails to comply with these laws and regulations. The laws and regulations in Hong Kong may be amended from time to time and changes in those laws and regulations may cause it to incur additional costs in order to comply with the more stringent rules. In the event that changes to existing laws and regulations require Choco Up to incur additional compliance costs or require costly changes to its production process, its costs could increase, and Choco Up may suffer a decline in sales and revenues, as a result of which its business, results of operations and financial condition could be materially and adversely affected.

Choco Up, its directors, management and employees are exposed to various risks related to legal or administrative proceedings or claims that could have an adverse effect upon its business, financial condition, results of operations and reputation, and may cause loss of business.

Choco Up, its directors, management and employees may be subject to various legal and administrative proceedings, regulatory inquiries and claims from time to time, including those arising in the ordinary course of its business. These proceedings, including class actions, in general can be expensive, lengthy and disruptive to its normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Agreements entered into by it sometimes include indemnification provisions which may subject Choco Up to costs and damages in the event of a claim against an indemnified third party.

Choco Up cannot assure that it will not be involved in any such legal or administrative proceedings in the future and it may face increasing regulatory inquiries during the growth of its business. If one or more legal or administrative matters, including ongoing ones, are resolved against Choco Up, or an indemnified third party seeks certain amounts in excess of its management’s expectations, or certain injunctions are granted to prevent its operation, its business and financial condition could be materially and adversely affected. As a result, Choco Up could be subject to significant compensatory or punitive monetary damages, disgorgement of revenue or profits, remedial corporate measures, cessation of business operation, injunctive relief or specific performance against Choco Up that could materially and adversely affect its financial condition and operating results.

Regardless of the merits, responding to allegations, litigation or legal or administration proceedings and defending against litigation can be time-consuming and costly, and may result in Choco Up incurring substantial legal and administrative expenses, as well as diverting the attention of its management. Any such allegations, lawsuits or proceedings could have a material adverse effect on its business operations. Further, unfavorable outcomes from these claims or lawsuits could adversely affect its business, financial condition and results of operations.

Choco Up may face risks related to natural disasters, health epidemics and other catastrophes, which could significantly disrupt its operations.

Areas or regions where Choco Up operates may be exposed to the outbreak of epidemics, including COVID-19, swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV) and severe acute respiratory syndrome (SARS-CoV). These epidemic outbreaks may affect Choco Up in various ways, including disrupting its operations, or limiting the availability of resources essential for its business. Besides, government authorities may adopt certain hygienic measures, including quarantines or closures of its offices, travel and transportation restrictions, and import and export restrictions. Any of the above circumstances may materially slow down regional or national economic development and may have a material adverse effect on its business and results of operations.

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Similarly, natural disasters, acts of war, terrorist activity, threats of war or terrorist activity, social unrest and the corresponding heightened travel security measures instituted in response, as well as geopolitical uncertainty and international conflict and tension, may affect regional and national economic development in areas where Choco Up operates. As a result, its business, financial condition and results of operations may be materially and adversely affected. In addition, Choco Up may not be adequately prepared in terms of contingency planning or have recovery measures in place to deal with a major incident or crisis. As a result, its operational continuity and its reputation may be materially and adversely affected.

Choco Up’s actual financial position and results of operations may differ materially from the unaudited financial information included in this proxy statement.

The unaudited financial information of Choco Up as included in this proxy statement, including the selected unaudited financial information contained in the section entitled Certain Unaudited Financial Information about Choco Up, is provided solely for the purpose of supplying investors with the most current information available at the time of this proxy statement and under the time constraints. The selected financial data (a) is preliminary in nature, (b) is not a comprehensive statement of Choco Up’s financial results for the relevant periods, and (c) has not been audited, reviewed or compiled and no procedure has been performed with respect thereto, and may be subject to further adjustments. Furthermore, the process of preparing this information required Choco Up’s management team to make certain assumptions and estimates, which may prove to be incorrect as additional information becomes available and as additional analyses are performed. As a result, the unaudited financial information of Choco Up as included in this proxy statement is not necessarily indicative of, and may differ materially from its actual financial position or results of operations.

Choco Up has incurred net losses in the past and may not achieve profitability in the future.

Choco Up generated net losses in the past. Choco Up will need to generate increased revenue levels in future periods to become profitable, and, even if it does, it may not be able to improve its profitability as it intends to continue to expend significant funds to grow its marketing and sales operations, develop and enhance its A.I. capabilities, scale the infrastructure of its credit modelling, and services capabilities as well as expand into new market segments. Choco Up’s efforts to grow its business may be more costly than it expects, and it may not be able to increase its revenue enough to offset its operating expenses. Choco Up may incur significant losses in the future for a number of reasons, including the other risks described in this proxy statement, and unforeseen expenses, difficulties, complications and delays and other unknown events. If Choco Up is unable to achieve or sustain profitability, the market price of its shares may significantly decrease.

Risks relating to the economic, political, legal and social conditions in Hong Kong.

Based on the unaudited consolidated financial information of Choco Up, for the years ended December 31, 2023 and 2024, Choco Up’s service fees generated in Hong Kong accounted for approximately 33% and 63% of its total service fees, respectively. Any adverse changes in the economic, political, legal and social conditions of Hong Kong may lead to an adverse impact on the demand for its services, and may result in deteriorating financial performance.

Hong Kong is a special administrative region (SAR) of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, Choco Up cannot assure you that there will not be any political movements or large scale political unrest in Hong Kong, which may in turn adversely impact the market or lead to disruption of the general economic, political and social conditions in Hong Kong. If such unrest or movement persists for a substantial period of time, it may lead to such disruption, and its overall business, results of operations and financial condition may be adversely affected. If there is any material adverse change in the general economic, political and legal developments in Hong Kong, Choco Up’s operations and financial position may be adversely affected.

Risks Related to the Merger

Failure to satisfy the conditions to the Closing of the Merger on a timely basis or at all could cause delay and additional expense or prevent the Merger from occurring altogether.

The Merger Agreement contains conditions to Closing that must be fulfilled (or, as permitted by law and in accordance with the Merger Agreement, waived by the parties) in order to complete the Merger. Several of these conditions, such as obtaining shareholder approval of ListCo and Nasdaq’s approval for the continued listing of the ListCo, are partially or largely outside of the control and timing of Choco Up or ListCo and may be driven by factors unrelated to the Merger or the parties thereto. The Merger Agreement may be terminated by Choco Up or ListCo if the Closing does not occur by December 31, 2025. Should satisfaction of these conditions take longer than the parties anticipate, or if any condition is not met by such date, the parties will need to mutually agree to either postpone the Closing until the condition(s) are met or to waive or amend the condition. If a Closing condition cannot be met on a timely basis, or the parties are unable to agree on a waiver or amendment, the Closing may be delayed or the Merger Agreement may be terminated, subject to the terms and conditions contained therein. There can be no assurance that the conditions to the Closing will be satisfied or waived or that the Merger will be completed. Any delay in completing the Merger could cause Choco Up and ListCo not to realize some or all of the benefits that the parties expect the Merger to achieve. Furthermore, the parties will fail to realize any benefits of the Merger should the Closing not occur, and in such event, each party will be subject to the go-forward risks of its respective business, potential reputational and economic harm that may result from a failure to consummate the Merger, and the economic burden of fees and expenses associated with the Merger Agreement.

In any event, any prolonged uncertainty as to whether the Merger will be consummated could lead to a material and adverse effect on the business, financial condition and results of operations of ListCo and Choco Up.

Certain of ListCo’s directors, executive officers and major shareholders have interests in the Merger that are different from, and may potentially conflict with, ListCo’s interests and the interests of its unaffiliated shareholders.

Certain of ListCo’s directors, executive officers and major shareholders have interests in the Merger that may be different from, or in addition to, the interests of unaffiliated shareholders and that may create potential conflicts of interest. For example, pursuant to the terms of the Merger Agreement, ListCo’s directors and executive officers may be entitled to continued indemnification and insurance coverage. See “Proposal I: the Merger Proposal — Interests of ListCo Directors and Executive Officers in the Merger” beginning on page 34.

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Choco Up is not a publicly traded company and does not have a long operating history, making it difficult to determine the fair market value of Choco Up or the Merger consideration.

Choco Up’s shares are and have been privately held and are not currently traded on any public market. In addition, Choco Up commenced its business as proof of concepts in 2018 as revenue-based financing service provider and does not have a long operating history. As a result, it is difficult to determine the fair market value of Choco Up or of its shares. Any estimate of the fair market value of Choco Up or any Choco Up share is only an estimate and depends on multiple variables, including market activity, the impact of the Merger, and other factors, that could positively or negatively affect such values. Any change in Choco Up’s financial condition or results of operations may cause significant variations in the price of its shares.

The Board has engaged Avista Valuation Advisory Limited (“Avista”), an independent third-party valuer, to conduct a valuation of the Choco Up Equity Value in connection with the Merger as of the date of July 1, 2025, The valuation analysis requires estimates made on the basis of the historical financial information and presently available information of Choco Up and the ListCo, which may subject to future changes. In addition, this valuation is subject to numerous assumptions and factors, including certain information relating to the historical, current and future operations, financial condition and prospects of Choco Up made available to Avista by Choco Up.

The Merger Consideration is based on Plutus Equity Value and Choco Up Equity Value, which will not be adjusted before or at the Closing to account for the performance of ListCo or Choco Up.

The aggregate number of New Ordinary Share to be issued as Merger consideration is based on the Plutus Equity Value and Choco Up Equity Value, which equity value is fixed amount that will not be adjusted before or at the Closing, including if the performance of ListCo’s business improves or Choco Up’s business deteriorates in the period after the execution of the Merger Agreement and before the Closing.

Nasdaq may not approve the listing application in connection with the Transactions.

It is a closing condition to the Merger that (i) Nasdaq approval of the listing application submitted by Listco shall have been obtained, and (ii) no general suspension or material limitation of trading in the stock or ordinary shares has been imposed or threatened by the SEC or Nasdaq. The Merger Agreement also requires that until the Closing, Listco shall remain listed as a public company on Nasdaq, in compliance with any applicable Nasdaq rules and regulations, and that the stock or ordinary shares remain listed on Nasdaq.

If ListCo could not satisfy the conditions for continued listing on Nasdaq, ListCo’s securities would be delisted and subject to suspension. The suspension and delisting of the ordinary shares would lead to decreases in analyst coverage and market-making activity relating to the PLUT Shares, as well as reduced information about trading prices and volume. As a result, it could become significantly more difficult for ListCo’s shareholders to sell their PLUT Shares at prices comparable to those in effect prior to delisting or at all.

Each party is subject to business uncertainties and contractual restrictions while the Merger is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the Merger, it is possible that some customers, suppliers and other business partners with whom ListCo and/or Choco Up has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with ListCo or Choco Up, as the case may be, as a result of the Merger or otherwise, which could negatively affect ListCo’s or Choco Up’s business, regardless of whether the Merger is completed. The pending transaction could also divert management time and resources that could otherwise have been devoted to other opportunities that may have been beneficial to Choco Up or ListCo.

Under the terms of the Merger Agreement, ListCo and Choco Up are subject to certain restrictions on the conduct of their respective businesses prior to the Closing which may adversely affect their ability to execute certain of its business strategies. Such limitations could adversely affect ListCo’s or Choco Up’s business and operations.

The Company has not obtained, and does not expect to obtain, an updated valuation report from Avista reflecting changes in circumstances that may have occurred since the signing of the Merger Agreement.

The valuation report prepared by Avista were based on information made available to Avista as of the date of the valuation report, which may have changed, or may change, after the date of such report. The ListCo has not obtained an updated valuation report from Avista or from any other party as of the date of this proxy statement and does not expect to obtain an updated version prior to consummation of the Merger. Changes in the operations and prospects of the ListCo or Choco Up, general market and economic conditions and other factors which may be beyond the control of the ListCo and Choco Up, and on which they were based, may have altered the prices or values of PLUT Shares or shares of Choco Up since the date of such valuation report, or may alter such values and prices by the time the Merger is completed.

Risks Related to the Ownership of the Shares

The dual-class share structure of ListCo with different voting rights will significantly limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the New Class A Shares may view as beneficial.

Upon consummation of the Merger, in respect of matters requiring the votes of shareholders of ListCo, holders of New Class A Shares are entitled to one vote per New Class A Share while holders of New Class B Shares are entitled to thirty (30) votes per New Class B Share. Each New Class B Share is convertible into one New Class A Shares at any time by the holder thereof, while New Class A Shares are not convertible into New Class B Share under any circumstances. The dual-class share structure of ListCo with different voting rights will significantly limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the New Class A Shares may view as beneficial.

Upon consummation of the Merger, Mr. Percy Hung is expected to beneficially own 9,366,000 New Class A Shares and 2,800,000 New Class B Shares through his controlled entity, which account for an aggregate of 34.73% of the voting power represented by all the issued and outstanding shares of ListCo; Ms. Heng Tam is expected to beneficially own 2,656,500 New Class B Shares through her controlled entity, which account for an aggregate of 29.64% of the voting power represented by all the issued and outstanding shares of ListCo; and, Mr. Zhisheng Zhao is expected to beneficially own 5,482,567 New Class A Shares and 1,818,833 New Class B Shares, which account for an aggregate of 22.34% of the voting power represented by all the issued and outstanding shares of ListCo. As a result of the dual-class share structure and the concentration of ownership, Mr. Percy Hung, Ms. Heng Tam, Mr. Zhisheng Zhao and any future holder of New Class B Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, amendments to organizational documents, and other significant corporate actions. Mr. Percy Hung, Ms. Heng Tam, Mr. Zhisheng Zhao and any future holder of New Class B Shares may have interests that differ from the interests of the other shareholders of ListCo and may vote its New Ordinary Share in ways with which other shareholders may disagree or which may be adverse to such other shareholders’ interests. This concentrated ownership may have the effect of delaying, preventing or deterring a change in control of ListCo, could deprive its shareholders of an opportunity to receive a premium for their New Class A Shares as part of a sale of ListCo, and could have a negative effect on the market price of the New Class A Shares.

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ListCo will continue to be an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

Upon consummation of the Merger, ListCo is expected to qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, it may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if ListCo elects not to comply with such reporting and other requirements, in particular the auditor attestation requirements, ListCo’s investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. ListCo is expected to not “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, ListCo’s financial statements may not be comparable to companies that comply with public company effective dates.

The trading price of the New Class A Shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of the PLUT Shares has fluctuated significantly since the completion of IPO and will continue to be volatile and could fluctuate widely. Many factors that are beyond the control of Choco Up and ListCo may materially adversely affect the market price and marketability of the New Class A Shares and ListCo’s ability to raise capital through equity financings. These factors include the following:

●	regulatory developments affecting Choco Up or its industry;

●	status of the Transactions and satisfaction of conditions precedent to the closing of the Transactions;

●	variations in Choco Up’s or ListCo’s revenues, earnings, cash flow and data related to its operations;

●	changes in market condition, market potential and competitive landscape;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by Choco Up or its competitors;

●	fluctuations in global and Asia economies;

●	changes in financial estimates by securities analysts;

●	adverse publicity about Choco Up or its industry;

●	additions or departures of key personnel and senior management;

●	release of lock-up or other transfer restrictions on ListCo’s outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If ListCo were involved in a class action suit, it could divert a significant amount of ListCo management’s attention and other resources from its business and operations and require it to incur significant expenses to defend the suit, which could harm its results of operations. Any such class action suit, whether or not successful, could harm ListCo’s reputation and restrict its ability to raise capital in the future. In addition, if a claim is successfully made against ListCo, it may be required to pay significant damages, which could have a material adverse effect on its financial condition and results of operations.

ListCo will not pay dividends for the foreseeable future, you must rely on price appreciation of the ordinary shares for return on your investment.

It is intended for ListCo to retain any future earnings to finance the operation and expansion of its business, and it does not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in the New Class A Shares if the market price of the New Class A Shares increases.

Substantial future sales or perceived sales of the New Class A Shares in the public market could cause the price of the New Class A Shares to decline.

Sales of the New Class A Shares, either in the public market or through private placement, or the perception that these sales could occur, could cause the market price of the New Class A Shares s to decline. In connection with the Transactions, each of the shareholders of Choco Up as of the date of the Merger Agreement is entering into a lock-up agreement with the Company pursuant to which they have agreed not to transfer the shares received in consideration of the Merger for a period of 180 days following the Closing Date. Each of the Percy’s Holding Vehicle and the Heng’s Holding Vehicle will execute a joinder to the Lock-Up Agreement, pursuant to which each of the Percy’s Holding Vehicle and the Heng’s Holding Vehicle will accede to the terms of the Lock-Up Agreement and join the Lock-Up Agreement as a party. Any or all of these securities may be released prior to the expiration of the lock-up period at the discretion of a majority of the directors of Listco then in office. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the ordinary shares could decline. It cannot be predicted what effect, if any, market sales of securities held by ListCo’s significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ordinary shares.

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You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because ListCo is incorporated under Cayman Islands law.

ListCo is an exempted company incorporated under the laws of the Cayman Islands with limited liability. ListCo’s corporate affairs are governed by its memorandum and articles of association (or the amended and restated memorandum and articles of association of ListCo upon consummation of the Merger), the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against ListCo and its directors, actions by minority shareholders and the fiduciary duties of ListCo directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of ListCo shareholders and the fiduciary duties of ListCo directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like ListCo have no general rights under Cayman Islands law to inspect corporate records (other than the amended and restated memorandum and articles of association, the register of mortgages and charges, and copies of any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. ListCo directors have discretion under its memorandum and articles of association (or the amended and restated memorandum and articles of association of ListCo), to determine whether or not, and under what conditions, ListCo’s corporate records may be inspected by its shareholders, but are not obliged to make them available to ListCo shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. If ListCo chooses to follow its home country practice in the future, ListCo shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have greater difficulty in protecting their interests in the face of actions taken by ListCo’s management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about ListCo’s business, the market price for the ordinary shares and trading volume could decline.

The trading market for the ordinary shares will depend in part on the research and reports that securities or industry analysts publish about ListCo or its business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover ListCo downgrade the ordinary shares or publish inaccurate or unfavorable research about its business, the market price for the ordinary shares would likely decline. If one or more of these analysts cease coverage of ListCo or fail to publish reports on ListCo regularly, ListCo could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

ListCo is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it will be exempt from certain provisions applicable to U.S. domestic public companies.

ListCo is currently qualified as a foreign private issuer under the Exchange Act and is expected to continue to qualify as such upon consummation of the Merger, and exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD promulgated by SEC.

ListCo is and will continue to be required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, the information ListCo will be required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. For example, U.S. domestic issuers are required to file annual reports within 60 to 90 days from the end of each fiscal year. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

If ListCo fails to implement or maintain an effective system of internal controls in the future, ListCo may be unable to accurately report its financial condition or results of operations, which may adversely affect investor confidence in ListCo and, as a result, the market price of the ordinary shares.

Choco Up has been a private company since its inception and, as such, it has not had to meet the internal control and financial reporting requirements that a publicly traded company is required. Upon consummation of the Merger, Choco Up will be operating as a wholly owned subsidiary of ListCo, which is a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that ListCo to include a report from the management on its internal control over financial reporting as of the end of the fiscal year, or the ListCo’s independent registered public accounting firm to attest to and report on the effectiveness of its internal control over financial reporting. The management or the independent registered public accounting firm of ListCo may conclude that its internal control over financial reporting is not effective.

The management of ListCo may conclude that its internal control over financial reporting is not effective. Moreover, even if the management concludes that its internal control over financial reporting is effective, ListCo’s independent registered public accounting firm, after conducting its own independent testing, may issue a report with qualified opinion if it is not satisfied with ListCo’s internal controls or the level at which its controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from ListCo. It may be unable to timely complete its evaluation and any required remediation. In addition, the requirements of maintaining effective disclosure controls and procedures and internal controls over financial reporting may place a strain on the ListCo’s systems and resources.

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After consummation of the Merger, ListCo may identify certain deficiencies in its internal control over financial reporting in the course of preparing its consolidated financial statements. There can be no assurance as to when these deficiencies will be remediated or that additional deficiencies, which may be significant, or material weaknesses will not arise in the future. Any failure to remediate these deficiencies, or the development of new deficiencies or material weaknesses in ListCo’s internal control over financial reporting, could result in material misstatements in ListCo’s financial statements, which in turn could have a material adverse effect on ListCo’s financial condition.

Ineffective internal control over financial reporting could expose ListCo to increased risk of fraud or misuse of corporate assets or inaccurate reporting of financial conditions and results of operations and subject ListCo to potential delisting from the stock exchange on which ListCo is listed, regulatory investigations and civil or criminal sanctions. ListCo may also be required to restate its financial statements from prior periods. If ListCo fails to achieve and maintain an effective internal control environment, it could suffer material misstatements in its financial statements and fail to meet its reporting obligations, which would likely cause investors to lose confidence in ListCo’s reported financial information. This could in turn limit ListCo’s access to capital markets, result in deterioration in its financial condition and results of operations, and lead to a decline in the market price of the ordinary shares.

ListCo may be required to record significant impairment expenses as a result of the Merger.

After consummation of the Merger, ListCo is expected to record a significant amount of goodwill, which is related to the Merger. Goodwill contained in the pro forma condensed combined financial information as of March 31, 2025 is measured as the excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired. The fair values assigned to the ListCo’s net tangible and identifiable intangible assets acquired and liabilities assumed are determined by the net asset values of net tangible and identifiable intangible assets acquired and liabilities. The estimated fair values of these assets acquired and liabilities assumed are considered preliminary as of the date of this proxy statement. The final purchase consideration and the allocation of the purchase consideration may differ from that reflected in the unaudited pro forma condensed combined financial information contained in this proxy statement, and amounts would be finalized following the completion of the Merger. Impairment loss could negatively impact ListCo’s financial condition and limit ListCo’s ability to obtain financing in the future.

If we ListCo is deemed to be passive foreign investment company (a “PFIC”) for any taxable year, there could be adverse U.S. federal income tax consequences to U.S. investors.

In general, ListCo will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to its subsidiaries, either (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (including cash and cash equivalents). For purposes of these tests, passive income generally includes, among other things, dividends, interest, gains from certain sales or exchanges of investment property and certain rents and royalties. If ListCo is a PFIC for any taxable year during which a U.S. investor holds its shares, it will generally continue to be treated as a PFIC with respect to such U.S. investor for all succeeding taxable years during which such U.S. investor holds its ordinary shares, even if it ceases to meet the threshold requirements for PFIC status. Such U.S. investor may be subject to adverse tax consequences with respect to ListCo’s ordinary shares, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements. We cannot provide any assurance that ListCo will furnish to such U.S. investor information that may be necessary to comply with the reporting and tax paying obligations applicable under the PFIC rules of the Internal Revenue Code. Such U.S. investor should consult its tax advisors regarding the potential application of these rules to their investment in ListCo’s ordinary shares.

The determination of whether ListCo is a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. For instance, for ListCo’s current and future taxable years, the total value of its assets (including goodwill) for PFIC testing purposes may be determined in part by reference to the market price of its ordinary shares from time to time, which may fluctuate considerably. If ListCo’s market capitalization declines while it holds a substantial amount of cash and cash equivalents for any taxable year, it may be a PFIC for that taxable year. Furthermore, under the income test, Listco’s status as a PFIC depends on the composition of its income for the relevant taxable year, which will depend on the transactions it enters into in the future and its corporate structure. The composition of ListCo’s income and assets is also affected by how it spend the cash it may raise in any offering. As a result, there can be no assurance that ListCo will not be treated as a PFIC for the current or any future taxable year and ListCo’s counsel expresses no opinion with respect to its PFIC status for any prior, current or future taxable year. Even if ListCo determine that it is not a PFIC for a taxable year, there can be no assurance that the IRS will agree with its conclusion and that the IRS would not successfully challenge its position.

For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event ListCo classified as a PFIC, as well as certain elections that may be available to U.S. investors, see the section of this proxy statement titled “Passive Foreign Investment Company Rules.”

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THE EXTRAORDINARY GENERAL MEETING

Time, Place and Purpose of the Extraordinary General Meeting

This proxy statement is being furnished to our shareholders as part of the solicitation of proxies by the Board of Directors for use at the extraordinary general meeting to be held at our office, located at 8/F, 80 Gloucester Road, Wan Chai, Hong Kong S.A.R., on August 8, 2025 at 9 a.m. (Hong Kong time), or August 7, 2025 at 9 p.m. (New York time), and for any adjournment or postponement thereof.

The purpose of the extraordinary general meeting is for our shareholders to consider and vote upon:

(i)	the Merger Proposal (“Proposal I”);

(ii)	the Amendment of Memorandum and Articles of Association Proposal (“Proposal II”);

(iii)	the Name Change Proposal (“Proposal III”);

(iv)	the Variation of Share Capital Proposal (“Proposal IV”);

(v)	the Issuance of Merger Consideration Proposal (“Proposal V”)

(vi)	the General Authorization Proposal (“Proposal VI”); and

(vii)	the Adjournment Proposal (“Proposal VII”).

Recommendations of the Board

The Board of ListCo reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. On July 9, 2025, the Board unanimously (a) determined that the Merger Agreement and the transaction agreements contemplated by the Merger Agreement are fair to and in the best interests of ListCo and its shareholders, (b) declared it advisable to enter into the Merger Agreement and the transaction agreements contemplated by the Merger Agreement, (c) authorized and approved the execution, delivery and performance of the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger, and (d) resolved to direct that the authorization and approval of the Merger Agreement, the plan of merger, and the transactions contemplated under the Merger Agreement, including the Merger, be submitted to a vote at an extraordinary general meeting of the shareholders of ListCo.

After careful consideration, the Board of ListCo authorized and approved the Merger Agreement and the plan of merger and recommends that you vote

(a) FOR the proposal to authorize and approve the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger, (b) FOR the proposal to adopt the amended and restated memorandum and articles of association of ListCo in the form attached as Annex C to the accompanying proxy statement, effective immediately prior to the Effective Time (the “Amendment of M&A”); (c) FOR the proposal to approve the change of the corporate name of ListCo from “Plutus Financial Group Limited” to “Choco Up International Holdings Limited” effective immediately prior to the Effective Time (the “Change of Name”); (d) FOR the proposal to approve the variation of the authorized share capital of ListCo effective immediately prior to the Effective Time (the “Variation of Share Capital”); (e) FOR the proposal to approve the issuance of New Ordinary Shares to the shareholders of Choco Up in accordance with the Merger Consideration as stipulated in the Merger Agreement effective at the Effective Time (the “Issuance of Merger Consideration”); (f) FOR the proposal to authorize Ting Kin Cheung, a director and the CEO of the Company, to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and plan of merger, including the Merger and, effective immediately prior to the Effective Time, the Amendment of M&A, the Change of Name, the Variation of Share Capital, and the Issuance of Merger Consideration; and (g) FOR the proposal to approve the adjournment of the extraordinary general meeting, if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

Record Date and Quorum

You are entitled to attend and vote at the extraordinary general meeting if you have PLUT Shares registered in your name in ListCo’s register of members at the close of business in the Cayman Islands on July 8, 2025, the PLUT Share record date for voting at the extraordinary general meeting. Each outstanding PLUT Share on the PLUT Share record date entitles the holder to one vote on each matter submitted to the shareholders for authorization and approval at the extraordinary general meeting and any adjournment thereof. We expect that, as of the PLUT Share record date, there will be 15,350,000 PLUT Shares issued and outstanding and entitled to vote at the extraordinary general meeting, respectively. If you have PLUT Shares registered in your name on the PLUT Share record date, the deadline for you to lodge your proxy card and vote is 9 a.m. August 6, 2025 (Hong Kong time), or 9 p.m. August 5, 2025 (New York time). See “— Procedures for Voting” below.

Shareholder Vote Required to Authorize and Approve the Merger Agreement

In order for the Merger to be consummated, the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger, must be authorized and approved by a special resolution of ListCo passed by a majority of not less than two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

Based on the number of PLUT Shares we expect to be issued and outstanding and entitled to vote on the PLUT Share record date, and assuming that all shareholders will be present and vote in person or by proxy at the extraordinary general meeting, approximately 10,233,334 votes of Plutus Shareholders would need to be voted in favor of the proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement and the plan of merger, including the Merger, in order for the proposal to be authorized and approved by a special resolution.

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As of the date of this proxy statement, the Undertaking Shareholders beneficially owned in the aggregate 10,320,000 PLUT Shares, representing approximately 67.23% of the total voting power of the Company. See “Security Ownership of Certain Beneficial Owners and Management” beginning on page 65 for additional information. Pursuant to the terms of the Voting Agreement, these PLUT Shares will be voted in favor of the authorization and approval of the Merger Agreement, the plan of merger and the transactions contemplated by the Merger Agreement, including the Merger, at the extraordinary general meeting of ListCo.

If your PLUT Shares are held in the name of a broker, bank or other nominee, your broker, bank or other nominee will not vote your PLUT Shares in the absence of specific instructions from you.

Procedures for Voting

PLUT Shares

Holders of record of our Shares may vote their PLUT Shares by attending the extraordinary general meeting and voting their PLUT Shares in person, or by completing the enclosed proxy card in accordance with the instructions set forth on the proxy card. The deadline to lodge your proxy card is 9 a.m. August 6, 2025 (Hong Kong time), or 9 p.m. August 5, 2025 (New York time).

Shareholders who hold their PLUT Shares in “street name,” meaning in the name of a bank, broker or other person who is the record holder, must either direct the record holder of their PLUT Shares how to vote their PLUT Shares or obtain a proxy from the record holder to vote their PLUT Shares at the extraordinary general meeting.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards should contact ListCo’s Investor Relations Department at +852 2968 1192 or by email at ir@plutusfingroup.com.

Voting of Proxies and Failure to Vote

All PLUT Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, PLUT Shares represented by that proxy card will be voted FOR the approval of the Merger Proposal, FOR the approval of the Amendment of Memorandum and Articles of Association Proposal, FOR the approval of the Name Change Proposal, FOR the Variation of Share Capital Proposal, FOR the Issuance of Merger Consideration Proposal, FOR the approval of the General Authorization Proposal, and FOR the approval of the Adjournment Proposal.

Brokers or other nominees who hold our PLUT Shares in “street name” for customers who are the beneficial owners of such PLUT Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers.

PLUT Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting.

Revocability of Proxies

Holders of our PLUT Shares may revoke their proxies in one of three ways:

First, a shareholder can deliver written notice of revocation to our Investor Relations Department at 8/F, 80 Gloucester Road, Wan Chai, Hong Kong S.A.R. at any time at least four (4) hours prior to the commencement of the extraordinary general meeting;

Second, a shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to ListCo no later than 9 a.m. August 6, 2025 (Hong Kong time), or 9 p.m. August 5, 2025 (New York time); or

Third, a shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.

If a shareholder has instructed a broker to vote the shareholder’s PLUT Shares, the shareholder must follow directions received from the broker to change those instructions.

Solicitation of Proxies

This proxy solicitation is being made and paid for by Plutus on behalf of the Board. Plutus will bear the costs of holding the extraordinary general meeting and the cost of soliciting proxies, including costs of printing and mailing the proxy card. Our directors, officers and employees may solicit proxies by mail, email, telephone, facsimile or other means of communication. These directors, officers and employees will not be paid additional remuneration for their efforts, but may be reimbursed for out-of-pocket expenses incurred in connection therewith.

Internet Availability of Proxy Materials

The notice and the proxy card for the extraordinary general meeting will first be filed with the SEC on or about July 16, 2025 (New York time). Upon request by any shareholder entitled to vote at the extraordinary general meeting, a physical copy of these materials will be mailed to the shareholder at no charge. We are providing this notice to inform you that the proxy materials are available at the “News Update” section of Plutus’ corporate website at https://www.plutusfingroup.com/en/latest_news.php.

Questions and Additional Information

If you have more questions about the Merger Proposal, the Amendment of Memorandum and Articles of Association Proposal, the Name Change Proposal, the Variation of Share Capital Proposal, the Issuance of Merger Consideration Proposal, the General Authorization Proposal or the Adjournment Proposal, need assistance in submitting your proxy or voting your PLUT Shares, or need additional copies of the proxy card, you should contact the Company’s Investor Relations Department at +825 2968 1192 or by email at ir@plutusfingroup.com.

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PROPOSAL I: THE MERGER PROPOSAL

General

This proxy statement is being provided to ListCo shareholders in connection with the solicitation of proxies by the Board to be voted at the extraordinary general meeting and at any adjournments or postponements of the general meeting. At the extraordinary general meeting, ListCo shareholders will be asked to, among other things, approve the Merger Agreement. The Merger Agreement provides for the merger of Merger Sub with and into Choco Up, with Choco Up continuing as the surviving entity and a wholly-owned subsidiary of ListCo.

The Merger will not be consummated unless ListCo shareholders approve the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement. You are urged to read the Merger Agreement in its entirety because it is the principal legal document that governs the Merger. For additional information about the Merger Agreement, see “The Merger Agreement” below.

The Companies

Plutus Financial Group Limited

ListCo is an exempted company with limited liability incorporated under the laws of the Cayman Islands. ListCo’s principal executive office is located at 8/F, 80 Gloucester Road, Wan Chai, Hong Kong S.A.R., People’s Republic of China. ListCo’s telephone number at this address is +852 2968 1192. ListCo’s registered office in the Cayman Islands is Quality Corporate Services Ltd., Suite 102, Cannon Place, P.O. Box 712, North Sound Rd., George Town, Grand Cayman, KY1-9006 Cayman Islands.

ListCo is a renowned service provider in financial services. ListCo provides financial services through its primary Hong Kong operating subsidiaries, Plutus Securities and Plutus Asset Management. Plutus Securities is licensed with the SFC to carry out Type 1 (dealing in securities) regulated activities and mainly offers (i) securities dealings and brokerage services; (ii) margin financing services; and (iii) underwriting and placing services and is also an exchange participant of the HKEx. Plutus Asset Management is licensed with the SFC to carry out Type 4 (advising on securities) and Type 9 (asset management) regulated activities in Hong Kong and mainly offers (i) asset management services and (ii) investment advisory services to our customers.

For a description of ListCo’s history, development, business and organizational structure, see ListCo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed on April 30, 2025, which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 69 for a description of how to obtain a copy of such Annual Report.

Coders Merger Sub Limited

Coders Merger Sub Limited (“Merger Sub”) will be incorporated as an exempted company with limited liability under the laws of the Cayman Islands and will be directly and wholly-owned by ListCo. Merger Sub will be formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement (as defined below), including the Merger (as defined below).

Choco Up Group Holdings Limited

Choco Up is an exempted company with limited liability incorporated under the laws of the Cayman Islands. Choco Up’s principal executive office is located at 23/F, Chinachem Leighton Plaza, No.29 Leighton Road, Causeway Bay, Hong Kong S.A.R. and its telephone number at this address is +852 3705 1379. Choco Up’s registered office in the Cayman Islands is located at the offices of WB Corporate Services (Cayman) Ltd., of P.O. Box 2775, 71 Fort Street, 3rd Floor, George Town, Grand Cayman, KY1-1111, Cayman Islands.

Headquartered in Singapore, Choco Up is a leading growth and fintech platform specializing in growth capital financing in Asia Pacific. Choco Up offers easy-to-access, non-dilutive and flexible financing solutions for businesses at different phases, covering startups, growth-phase, established and public companies. Choco Up addresses its customers’ funding needs through a suite of tailored financing solutions enabled by its market insights and data-driven platform. Along with their flexible financing solution, Choco Up also provides value-added offerings including business growth support and advisory services through both in-house expertise and partners’ solutions.

For a more detailed description of Choco Up’s history, development, business and organizational structure, see “Information about Choco Up” beginning on page 54.

Vote Required; Recommendation of the Board of Directors

Assuming that a quorum is present at the extraordinary general meeting, approval of the Merger Agreement requires a majority of not less than two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

Merger Consideration

The Merger values Plutus at an equity value at US$30,700,000 (the “Plutus Equity Value”) on a fully-diluted basis, and values Choco Up at an equity value at US$85,000,000 on a fully-diluted basis (the “Choco Up Equity Value”).

At the Effective Time, each share of Choco Up (“Choco Up Shares”) issued and outstanding immediately prior to the Effective Time will be surrendered and cancelled in exchange for the right to receive (x) in the case of (A) 2,800,000 Choco Up Shares held by Percy’s Holding Vehicle and (B) 2,656,500 Choco Up Shares to be held by Heng’s Holding Vehicle, a number of validly issued, fully paid and non-assessable New Class B Shares, and (y) in all other cases, a number of validly issued, fully paid and non-assessable New Class A Shares, in each case, equal to (a) the Choco Up per share value (which is in turn calculated by (i) the Choco Up Equity Value divided by (ii) the number of ordinary shares of Choco Up that are outstanding immediately prior to the Effective Time), divided by (b) the PLUT per share value (which is in turn calculated by (i) the Plutus Equity Value, divided by (ii) the number of all ordinary shares of Plutus (“PLUT Shares”) that are outstanding immediately prior to the Effective Time on a fully-diluted basis (such New Class B Shares and New Class A Shares, as applicable, the “Per Share Merger Consideration”, and the aggregate number of Per Share Merger Consideration to be issued and paid by ListCo, the “Merger Consideration”), except for (x) all ordinary shares of Choco Up that are owned by Choco Up, Merger Sub or any subsidiary of Choco Up immediately prior to the Effective Time which shall automatically be canceled and shall cease to exist, and (y) ordinary shares of Choco Up issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such ordinary shares of Choco Up in accordance with Section 238 of the Cayman Islands Companies Act (such ordinary shares of Choco Up being referred to collectively as the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) which shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Islands Companies Act. Upon the Effective Time, all Choco Up Shares will be exchange for 37,043,500 of New Class A Shares and 5,456,500 New Class B Shares.

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The PLUT Shares, are listed on Nasdaq under the symbol “PLUT.” On July 8, 2025, the last trading day prior to the date of the public announcement of the execution of the Merger Agreement, the closing price per share was US$2.35. On July 15, 2025, the last practicable date prior to the date of the proxy statement, the closing price per share was US$3.09.

Ownership of New Ordinary Shares After the Merger

Upon completion of the transactions contemplated by the Merger Agreement, the existing Choco Up shareholders and existing ListCo shareholders will own approximately 73.47% and 26.53%, respectively, of the outstanding shares of the combined company, representing approximately 74.68% and 25.32%, of the voting power of the combined company, respectively. See “Security Ownership of Certain Beneficial Owners and Management” beginning on page 65 for additional information.

Purposes and Effects of the Merger

The purpose of the Merger is to enable ListCo to acquire 100% control of Choco Up in a transaction in which the holders of securities of Choco Up will receive New Ordinary Shares.

The ordinary shares are currently listed on Nasdaq under the symbol “PLUT.” It is expected that, following the consummation of the Merger, ListCo will maintain its listing on Nasdaq under a new symbol “CHOC.”

Interests of the Company’s Directors and Executive Officers in the Merger

In considering the recommendations of the Board to vote for the Merger Proposal, you should be aware that certain of the current directors and executive officers of ListCo have interests in the Merger that may be different from, or in addition to, the interests of unaffiliated ListCo shareholders generally and may create potential conflicts of interest. For example, pursuant to the terms of the Merger Agreement, ListCo’s directors and executive officers may be entitled to continued indemnification and insurance coverage. The Board was aware of each of these interests in reviewing, considering and negotiating the terms of the proposed Merger and in recommending that ListCo shareholders approve the adoption of the Merger Agreement.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse acquisition (reverse merger) in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). Under this method of accounting, the Company will be treated as the “acquired” company for financial reporting purposes.

No Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to our shareholders under the Companies Act of the Cayman Islands or ListCo’s memorandum and articles of association in connection with the types of actions contemplated under the Merger Proposal. As a result, holders of our PLUT Shares will not have the right to seek appraisal and payment of the fair value of the PLUT Shares.

Recommendation of Our Board of Directors

The Board has determined that the Merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of ListCo and its shareholders, authorized and approved the Merger Agreement and the plan of merger and recommends that the ListCo shareholders vote “FOR” the Merger Proposal.

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MERGER AGREEMENT

The summary of the material terms and conditions of the Merger Agreement below and elsewhere in this proxy statement is qualified in its entirety by the Merger Agreement, the full text of which was included as Annex A to, and incorporated by reference into, this proxy statement. This summary does not purport to be complete and may not contain all the information about the Merger Agreement that is important to you. You are encouraged to read the Merger Agreement in its entirety because it is the principal legal document that governs the Merger.

The representations and warranties contained in the Merger Agreement were made only for the purposes of the Merger Agreement as of the specific dates therein and were made solely for the benefit of the parties to the Merger Agreement. The representations and warranties contained in the Merger Agreement may be subject to limitations agreed upon by the parties to the Merger Agreement and are qualified by information in confidential disclosure schedules delivered connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement may be subject to a standard of materiality provided for in the Merger Agreement and have been used for the purpose of allocating risk among the parties, rather than establishing matters of fact. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Choco Up or ListCo. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ListCo’s public disclosure.

For the foregoing reasons, the representations, warranties, covenants and agreements and any descriptions of those Merger Agreement provisions in this proxy statement should not be read as characterizations of the actual state of facts or condition of Choco Up or ListCo. Moreover, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this proxy statement or incorporated by reference into this proxy statement.

Structure and Consummation of the Merger

The Merger Agreement provides for the merger of Merger Sub with and into Choco Up upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the Cayman Islands Companies Act, whereupon Merger Sub will be struck off the register of companies in the Cayman Islands and the separate corporate existence of Merger Sub will cease and Choco Up will continue its existence as the surviving company. As a result of the Merger, Choco Up will become a wholly owned subsidiary of ListCo.

The Closing will occur by electronic exchange of documents and signatures on the tenth (10th) business day after satisfaction or waiver of the conditions to the Merger (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such condition), or at such other time, date and place as Plutus and Choco Up may mutually agree in writing. The date on which the Closing actually takes place is referred to herein as the “Closing Date”. On the Closing Date, the applicable parties shall cause the Merger to be consummated by executing and filing a plan of merger for the Merger in accordance with the relevant provisions of the Cayman Islands Companies Act, substantially in the form attached as Annex B to the proxy statement (the “Plan of Merger”), with the Registrar of Companies of the Cayman Islands.

We currently expect that the Merger will be consummated by December 31, 2025, after all conditions to the Merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the Merger will be satisfied or waived; however, we intend to complete the Merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of ListCo after Closing

Immediately before the Effective Time, ListCo will change its name to “Choco Up International Holdings Limited” (the “Name Change”) and adopt the amended and restated memorandum and articles of association (the “Amendment of M&A”) in the form attached as Annex C to the proxy statement, concurrently with which (a) the authorized share capital of Plutus shall become US$30,000 divided into 300,000,000 shares comprising of (x) 265,000,000 New Class A Shares and (y) 35,000,000 New Class B Shares.

Plutus has agreed to take all necessary action prior to the Effective Time such that the Board, immediately after the Effective Time, shall consist of six (6) directors, covering the five (5) existing directors of Plutus before the Closing, and one (1) to be designated by Choco Up as a director and the chairman of the Board in writing by Choco Up at least ten (10) Business Days prior to the Closing. Each director will have one vote, and the chairman of the Board will have a casting vote in the case of an equality of votes.

Merger Consideration

The Merger values Plutus at an equity value at US$30,700,000 (the “Plutus Equity Value”) on a fully-diluted basis, and values Choco Up at an equity value at US$85,000,000 on a fully-diluted basis (the “Choco Up Equity Value”).

At the Effective Time, each share of Choco Up (“Choco Up Shares”) issued and outstanding immediately prior to the Effective Time will be surrendered and cancelled in exchange for the right to receive (x) in the case of (A) 2,800,000 Chcoo Up Shares to be held by Percy’s Holding Vehicle and (B) 2,656,500 Choco Up Shares to be held by Heng’s Holding Vehicle, a number of validly issued, fully paid and non- assessable New Ordinary Shares, and (y) in all other cases, a number of validly issued, fully paid and non-assessable New Ordinary Shares, in each case, equal to (a) the Choco Up per share value (which is in turn calculated by (i) the Choco Up Equity Value divided by (ii) the number of ordinary shares of Choco Up that are outstanding immediately prior to the Effective Time), divided by (b) the PLUT per share value (which is in turn calculated by (i) the Plutus Equity Value, divided by (ii) the number of all PLUT Shares that are outstanding immediately prior to the Effective Time on a fully-diluted basis, assuming the issuance of all PLUT Shares that are required to be issued, but have not been issued as of immediately prior to the Effective Time (the “Per Share Merger Consideration”, and the aggregate number of New Ordinary Shares to be issued by ListCo, the “Merger Consideration”), except for (x) all ordinary shares of Choco Up that are owned by Choco Up, Merger Sub or any subsidiary of Choco Up immediately prior to the Effective Time which shall automatically be canceled and shall cease to exist, and (y) ordinary shares of Choco Up issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such ordinary shares of Choco Up in accordance with Section 238 of the Cayman Islands Companies Act (such ordinary shares of Choco Up being referred to collectively as the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Islands Companies Act. Upon the Effective Time, all Choco Up Shares will be exchange for 37,043,500 of New Class A Shares and 5,456,500 New Class B Shares.

The PLUT Shares are listed on Nasdaq under the symbol “PLUT.” On July 8, 2025, the last trading day prior to the date of the public announcement of the execution of the Merger Agreement, the closing price per ordinary share was US$2.35. On July 15, 2025, the last practicable date prior to the date of the proxy statement, the closing price per ordinary share was US$3.09.

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Ownership of ListCo Ordinary Shares After the Merger

Upon completion of the Transactions, the existing Choco Up shareholders and existing Plutus shareholders will own approximately 73.47% and 26.53%, respectively, of the outstanding shares of the combined company on a fully diluted and as converted basis, or 74.68% and 25.32% voting power of the combined company, respectively. See “Security Ownership of Certain Beneficial Owners and Management” beginning on page 65 for additional information.

Purposes and Effects of the Merger

The purpose of the Merger is to enable ListCo to acquire 100% control of Choco Up in a transaction in which the holders of securities of Choco Up will receive New Ordinary Shares.

The ordinary shares of the Company are currently listed on Nasdaq under the symbol “PLUT.” It is expected that, following the consummation of the Merger, ListCo will maintain its listing on Nasdaq under a new symbol “CHOC.”

Voting Agreement

Concurrent with the execution of the Merger Agreement, the Undertaking Shareholders who collectively hold 10,320,000 PLUT Shares, representing approximately 67.23% of the total voting power of the Company as of the date of this proxy statement, have entered into the Voting Agreement, agreeing to vote or cause to be voted all securities of Plutus he, she or it beneficially owns (the “Voting Shares”) in favor of the Plutus Shareholder Matters and any proposal to adjourn or postpone such meeting of shareholders of PLUT to a later date if there are not sufficient votes to approve Transactions (including the Merger).

The Undertaking Shareholders also agree to vote or cause to be voted the Voting Shares against (A) any proposal or offer from any person (other than Choco Up or any of its affiliates) concerning a Plutus Business Combination; (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Plutus under the Merger Agreement; and (C) except as contemplated by the Voting Agreement and the other transaction agreements contemplated by the Merger Agreement , any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transactions (including the Merger) or the fulfillment of Plutus’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of Plutus (including any amendments to its governing documents), including, without limitation, any action that would require the consent of Choco Up pursuant to the Merger Agreement, except if approved in writing by Choco Up.

The terms of the Voting Agreement are described in more detail under the section entitled “Voting Agreement” beginning on page 47.

Interests of the Company’s Directors and Executive Officers in the Merger

In considering the recommendations of the Board to vote for the Merger Proposal, you should be aware that certain of the current directors and executive officers of ListCo have interests in the Merger that may be different from, or in addition to, the interests of unaffiliated ListCo shareholders generally and may create potential conflicts of interest. For example, pursuant to the terms of the Merger Agreement, ListCo’s directors and executive officers may be entitled to continued indemnification and insurance coverage. The Board was aware of each of these interests in reviewing, considering and negotiating the terms of the proposed Merger and in recommending that ListCo shareholders approve the adoption of the Merger Agreement.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by Choco Up that are subject in certain cases to exceptions and qualifications contained in the Merger Agreement or in the Choco Up confidential disclosure schedule delivered to Plutus in connection with the execution of the Merger Agreement (the “Choco Up Disclosure Letter”). The representations and warranties (subject to their respective qualifications as provided in the Merger Agreement) made by Choco Up to Plutus and Merger Sub include the following, among other things:

●	corporate organization, qualification to do business, good standing, corporate power and compliance with organizational documents of Choco Up;

●	capitalization, corporate organization, qualification to do business, good standing, corporate power and compliance with organizational documents of the subsidiaries of Choco Up;

●	capitalization of Choco Up;

●	due authorization, execution and validity of the Merger Agreement and other transaction documents;

●	absence of any violation, conflict or breach of agreements, or any conflict with or violation of organizational documents or laws, as a result of the execution, delivery or performance of the Merger Agreement and other transaction documents, and consummation of the transactions;

●	governmental consents and approvals for the Merger and other transactions;

●	compliance with laws and possession of approvals;

●	investor status of each shareholder of Choco Up who is to receive Merger Consideration;

●	financial statements and internal control;

●	absence of undisclosed liabilities;

●	absence of certain changes or events;

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●	litigation;

●	employee benefit plans and labor matters;

●	real property and tangible property matters;

●	taxes;

●	fees payable to finders or brokers in connection with the Merger and other transactions;

●	intellectual property;

●	data privacy and cybersecurity;

●	material contracts;

●	insurance;

●	interested party transactions;

●	accuracy of certain information supplied;

●	compliance with anti-bribery and anti-corruption laws;

●	compliance with international trade laws and sanctions laws; and

●	no additional representations and warranties.

Certain of these representations and warranties are qualified as to “materiality” or “Choco Up Material Adverse Effect.” For purposes of the Merger Agreement, “Choco Up Material Adverse Effect” means any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, liabilities, financial condition or results of operations of the Choco Up Group Companies, taken as a whole, or (b) the ability of Choco Up to consummate the transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a Choco Up Material Adverse Effect pursuant to clause (a)(i) has occurred: acts of war, sabotage, cyberattacks, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattacks, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics or other natural or man-made disasters; (iii) changes attributable to the public announcement, performance or pendency of the transactions (including the impact thereof on relationships with customers, suppliers or employees); (iv) changes or proposed changes in applicable legal requirements, regulations or interpretations thereof or decisions by courts or any governmental entity after the date of the Merger Agreement; (v) changes in applicable accounting principles (or any interpretation thereof) after the date of the Merger Agreement; (vi) general economic, regulatory or tax conditions, including changes in the credit, debt, securities or financial markets (including changes in interest or exchange rates) after the date of the Merger Agreement; (vii) events or conditions generally affecting the industries and markets in which the Choco Up Group Companies operate; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a Choco Up Material Adverse Effect; or (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of the Merger Agreement or (B) taken with the prior written consent of or at the prior written request of Plutus or Merger Sub; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of the Choco Up Group Companies, taken as a whole, relative to similarly situated companies in the industries in which the Choco Up Group Companies conduct their respective operations, then such incremental disproportionate impact may be taken into account (unless otherwise excluded) in determining whether a Choco Up Material Adverse Effect has occurred.

The Merger Agreement contains a number of representations and warranties made by Plutus and Merger Sub that are subject in certain cases to exceptions and qualifications contained in the Merger Agreement, in Plutus’s confidential disclosure schedule delivered to Choco Up concurrently with the execution of the Merger Agreement (the “Plutus Disclosure Letter”), or in certain filings filed or furnished with the SEC. The representations and warranties (subject to their respective qualifications as provided in the Merger Agreement) made by Plutus and Merger Sub to Choco Up include the following, among other things:

●	corporate organization, qualification to do business, good standing, corporate power and compliance with organizational documents of Plutus and Merger Sub;

●	capitalization, corporate organization, qualification to do business, good standing, corporate power and compliance with organizational documents of the subsidiaries of Plutus;

●	capitalization of Plutus;

●	due authorization of issuance of the Merger Consideration;

●	due authorization, execution and validity of the Merger Agreement and other transaction documents;

●	absence of any violation, conflict or breach of agreements, or any conflict with or violation of organizational documents or laws, as a result of the execution, delivery or performance of the Merger Agreement and other transaction documents, and consummation of the transactions;

●	governmental consents and approvals for the Merger and other transactions;

●	compliance with laws and possession of approvals;

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●	SEC reports and financial statements;

●	disclosure control and internal control;

●	absence of undisclosed liabilities;

●	absence of certain changes or events;

●	litigation;

●	employee benefit plans and labor matters;

●	real property and tangible property matters;

●	taxes;

●	fees payable to finders or brokers in connection with the Merger and other transactions;

●	intellectual property;

●	data privacy and cybersecurity;

●	material contracts;

●	insurance;

●	interested party transactions;

●	accuracy of certain information supplied;

●	compliance with anti-bribery and anti-corruption laws;

●	compliance with international trade laws and sanctions laws;

●	Plutus’s listing on Nasdaq; and

●	no additional representations and warranties.

Certain of these representations and warranties are qualified as to “materiality” or “Plutus Material Adverse Effect.” For purposes of the Merger Agreement, “Plutus Material Adverse Effect” means any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, liabilities, financial condition or results of operations of the operations of Plutus and its subsidiaries (the “Plutus Group Companies”), taken as a whole; or (b) the ability of Plutus or Merger Sub to consummate the transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a Plutus Material Adverse Effect pursuant to clause (a) has occurred: (i) acts of war, sabotage, cyberattacks, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattacks, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics or other natural or man-made disasters; changes attributable to the public announcement, performance or pendency of the transactions (including the impact thereof on relationships with customers, suppliers or employees); (iv) changes or proposed changes in applicable legal requirements, regulations or interpretations thereof or decisions by courts or any governmental entity after the date of the Merger Agreement; (v) changes in applicable accounting principles (or any interpretation thereof) after the date of the Merger Agreement; (vi) general economic, regulatory or tax conditions, including changes in the credit, debt, securities or financial markets (including changes in interest or exchange rates) after the date of the Merger Agreement; (vii) events or conditions generally affecting the industries and markets in which the Plutus Group Companies operate; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a Plutus Material Adverse Effect; or (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of the Merger Agreement or (B) taken with the prior written consent of or at the prior written request of Choco Up; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of the Plutus Group Companies, taken as a whole, relative to similarly situated companies in the industries in which the Plutus Group Companies conduct their respective operations, then such incremental disproportionate impact may be taken into account (unless otherwise excluded) in determining whether a Plutus Material Adverse Effect has occurred.

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Conduct of Business Prior to the Closing

Except (a) as expressly contemplated by the Merger Agreement or any other transaction agreements contemplated by the Merger Agreement,(b) as required by applicable legal requirements, (c) as requested by or consented to in writing by Plutus (which consent shall not be unreasonably withheld, delayed or conditioned), or, (d) as stipulated in the agreed restructuring plan in connection with the Target Restructuring (as defined in the Merger Agreement), during the period from the date of the Merger Agreement until the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement (such period, the “Interim Period”), Choco Up (x) shall, and shall cause each of the Choco Up and its subsidiaries (the “Choco Up Group Companies”) to, conduct its business in the ordinary course of business consistent with past practice and in accordance with applicable legal requirements, (y) shall not, and shall cause each of the Choco Up group companies not to:

●	(I) increase the maximum aggregate number of Choco Up Shares which may be issued pursuant to any share plan of Choco Up as of the date hereof or otherwise amend any Choco Up Share Plan, (II) without prior written notification to PLUT, hire or terminate any employee, or, (III) except as otherwise required by any Choco Up employee benefit plan as in effect on the date of the Merger Agreement or applicable legal requirements:

(i) increase in any manner the compensation or benefits payable, or to become payable to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 20% in the base salary or wage rate of any current employee who has annual base compensation of less than US$100,000 in the ordinary course of business, (B) the payment of annual bonuses and other short- term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative) consistent with past practice, (C) increases of compensation for employees who change jobs, (D) increases of compensation to reflect market adjustments on the basis of objective data and (E) increases of compensation to adjust for gender equity as needed; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business; (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement, Choco Up’s employee benefit plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted a Choco Up’s employee benefit plan if it had been in effect on the date of the Merger Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Choco Up’s employee benefit plan or otherwise; or (v) grant any equity or equity-based compensation awards;

●	(i) transfer, sell, assign, license (other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business in object code form, for the use by such customers of the Choco Up Group Companies’ products or services or the provision of services by such contractors, suppliers, vendors, or distributors to the Choco Up Group Companies) any Target Owned IP (as defined in the Merger Agreement) material to the Choco Up Group Companies; (ii) subject any Target Owned IP material to the Choco Up Group Companies to a lien (other than Permitted Liens (as defined in the Merger Agreement)); (iii) abandon, let lapse or fail to maintain or renew any Target Registered IP (as defined in the Merger Agreement) (other than Choco Up Registered IP that (x) is not material to the Choco Up Group Companies or (y) is expiring at the end of its natural statutory term) or (iv) subject or agree to subject any Target Code (as defined in the Merger Agreement) material to the Choco Up Group Companies to the terms of any Open Source Software license and engage in certain activities with respect to such material Target Code;

●	except for transactions solely among the Choco Up Group Companies: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any share capital or otherwise, or split, combine or reclassify any share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital or reorganization, recapitalization, exchange of shares or other like change with respect to any share capital; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, share capital or any other equity interests, as applicable, in any Choco Up Group Company (other than repurchases, redemptions or other acquisitions of equity interests from directors, officers or employees in accordance with the terms of any equity incentive plan or such person’s employment, grant or subscription agreement, in each case, in accordance with such Choco Up Group Company’s governing documents and such plan or agreement, as in effect as of the date of the Merger Agreement); or (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, share capital or any other equity interests (such as stock options, stock units, restricted stock or other contracts for the purchase or acquisition of such share capital), as applicable, in any Choco Up Group Company;

●	amend its governing documents (save as required under the Merger Agreement);

●	except in the ordinary course of business: (i) merge, consolidate or combine any Choco Up Group Company with a third party; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof, to the extent the aggregate transaction value of such investments and acquisitions exceeds US$1,000,000;

●	voluntarily dispose of or amend any Real Property Lease (as defined in the Merger Agreement) other than in the ordinary course of business or as would not reasonably be expected to be material to the Choco Up Group Companies, individually or in the aggregate;

●	other than with respect to the Target Real Property Leases (as defined in the Merger Agreement) and intellectual property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of assets or properties material to the Choco Up Group Companies, other than in the ordinary course of business or pursuant to contracts existing on the date of the Merger Agreement;

●	(i) make, create any loans, advances or capital contributions to, or investments in, any person other than any of the Choco Up Group Companies and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any indebtedness incurred after the date of the Merger Agreement in excess of US$1,000,000, other than such indebtedness incurred in the ordinary course of business and guarantees of any indebtedness of any Choco Up Group Companies that does not and will not reasonably be expected to result in or give rise to any rights of consent, termination, amendment, acceleration (including any forced repurchase or put right) or cancellation by any person in connection with the transactions contemplated under the Merger Agreement; (iii) except in the ordinary course of business, create any liens on any material property or material assets of any of the Choco Up Group Companies in connection with any indebtedness thereof (other than Permitted Liens); or (iv) cancel or forgive any indebtedness owed to any of the Choco Up Group Companies other than ordinary course compromises of amounts owed to the Choco Up Group Companies by their respective customers;

●	compromise, settle or agree to settle any legal proceeding involving payments by any Choco Up Group Company of US$1,000,000 or more, or that imposes any material non-monetary obligations on a Choco Up Group Company (excluding, for the avoidance of doubt, confidentiality, non- disparagement or other similar obligations incidental thereto), in each case, other than certain disclosed litigation;

●	except in the ordinary course of business or as would not reasonably be expected to be material to the Choco Up Group Companies, individually or in the aggregate: (A) modify, amend in a manner that is adverse to the applicable Choco Up Group Company or terminate any Target Material Contract (as defined in the Merger Agreement); (B) enter into any contract that would have been a Target Material Contract (as defined in the Merger Agreement), had it been entered into prior to the date of the Merger Agreement; or (C) waive, delay the exercise of, release or assign any material rights or claims under any Target Material Contract (as defined in the Merger Agreement) (other than assignments among the Choco Up Group Companies);

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●	except as required by applicable accounting principles (or any interpretation thereof) or applicable legal requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

●	make, change or revoke any material tax election, change (or request to change) any material method of accounting for tax purposes, file any amended material tax return, settle or compromise any material tax liability, enter into any material closing agreement with respect to any tax or surrender any right to claim a material refund of taxes, consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment, or enter into any tax indemnity, tax sharing or tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to taxes);

●	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of any Choco Up Group Company;

●	subject to the first bullet above, enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders or other affiliates (other than Choco Up Group Companies), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in connection with any of the Choco Up Group Companies and (iii) employment arrangements entered into in the ordinary course;

●	engage in any material new line of business;

●	amend any provision of its privacy policies in any material respect or in any manner adverse to any of the Choco Up Group Companies (other than changes required to conform to applicable privacy laws); or

●	agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

Notwithstanding anything in the Merger Agreement to the contrary, (i) nothing set forth in the Merger Agreement shall give any other party, directly or indirectly, the right to control or direct the operations of any Choco Up Group Company and (ii) nothing set forth in the Merger Agreement shall prohibit, or otherwise restrict the ability of any Choco Up Group Company from paying any Target Transaction Costs (as defined in the Merger Agreement), in each case, prior to the Closing.

Except (a) as expressly contemplated by the Merger Agreement or any other transaction agreements contemplated by the Merger Agreement, (b) as required by applicable legal, requirements, or (c) as requested by or consented to in writing by Choco Up (which consent shall not be unreasonably withheld, delayed or conditioned), during the Interim Period, Plutus (x) shall, and shall cause each of the Plutus Group Companies to, conduct its business in the ordinary course of business consistent with past practice and in accordance with applicable legal requirements, (y) shall not, and shall cause each of the Plutus Group Companies not to:

●	(I) increase the maximum aggregate number of PLUT Shares which may be issued pursuant to any share plan of Choco Up as of the date of the Merger Agreement or otherwise amend any share plan of Choco Up, (II) without prior written notification to Choco Up, hire or terminate any employee, or, (III) except as otherwise required by any share plan of Plutus as in effect on the date of the Merger Agreement or applicable legal requirements: (i) increase in any manner the compensation or benefits payable, or to become payable to, any current or former employee, director or independent contractor except for (A) individual increases of not more than 20% in the base salary or wage rate of any current employee who has annual base compensation of less than US$100,000 in the ordinary course of business, (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative) consistent with past practice, (C) increases of compensation for employees who change jobs, (D) increases of compensation to reflect market adjustments on the basis of objective data and (E) increases of compensation to adjust for gender equity as needed; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business; (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement, Plutus’s employee benefit plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted Plutus employee benefit plan if it had been in effect on the date of the Merger Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any of Plutus’s employee benefit plans or otherwise; (v) grant any equity or equity-based compensation awards other than as permitted under the share plan of Plutus;

●	(i) transfer, sell, assign, license (other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business in object code form, for the use by such customers of the Plutus Group Companies’ products or services or the provision of services by such contractors, suppliers, vendors, or distributors to the Plutus Group Companies) any Plutus Owned IP (as defined in the Merger Agreement); (ii) subject any Plutus Owned IP to a lien (other than Permitted Liens as defined in the Merger Agreement); (iii) abandon, let lapse or fail to maintain or renew any Plutus Owned IP (as defined in the Merger Agreement) (other than Plutus Owned IP that is not material to the Plutus group Companies) or (iv) subject or agree to subject any Plutus Code (as defined in the Merger Agreement) to the terms of any Open Source Software license;

●	except for transactions solely among the Plutus Group Companies wholly owned by PLUT directly or indirectly, (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or otherwise, or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or reorganization, recapitalization, exchange of shares or other like change with respect to any share capital; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in any Plutus Group Company (other than repurchases, redemptions or other acquisitions of equity interests from directors, officers or employees in accordance with the terms of any share plan of Plutus or such person’s employment, grant or subscription agreement, in each case, in accordance with such Plutus Group Company’s governing documents and such plan or agreement, as in effect as of the date of the Merger Agreement); or (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, capital stock or any other equity interests (such as stock options, stock units, restricted stock or other contracts for the purchase or acquisition of such capital stock), as applicable, in any Plutus Group Company (other than any grants, issuances or sales made to directors, officers or employees in accordance with the terms of any share plan of Plutus or such person’s employment, grant or subscription agreement, in each case, in accordance with such Plutus Group Company’s governing documents and such plan or agreement, as in effect as of the date of the Merger Agreement);

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●	amend its governing documents (save as required under the Merger Agreement);

●	except in the ordinary course of business: (i) merge, consolidate or combine any Plutus Group Company with a third party; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof, to the extent the aggregate transaction value of such investments and acquisitions exceeds $1,000,000;

●	voluntarily dispose of or amend any Plutus Real Property Lease (as defined in the Merger Agreement) other than in the ordinary course of business or as would not reasonably be expected to be material to the Plutus Group Companies, individually or in the aggregate;

●	other than with respect to the Plutus Real Property Leases (as defined in the Merger Agreement) and intellectual property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of assets or properties material to the Plutus Group Companies, other than in the ordinary course of business or pursuant to contracts existing on the date of the Merger Agreement;

●	(i) make, create any loans, advances or capital contributions to, or investments in, any person other than any of the Plutus Group Companies and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any indebtedness incurred after the date hereof in excess of US$1,000,000 other than such indebtedness incurred in the ordinary course of business and guarantees of any indebtedness of any Plutus Group Companies wholly owned by PLUT directly or indirectly that does not and will not reasonably be expected to result in or give rise to any rights of consent, termination, amendment, acceleration (including any forced repurchase or put right) or cancellation by any Person in connection with the Transactions; (iii) except in the ordinary course of business, create any liens on any material property or material assets of any of the Plutus Group Companies in connection with any indebtedness thereof (other than Permitted Liens as defined in the Merger Agreement); or (iv) cancel or forgive any indebtedness owed to any of the Plutus Group Companies other than ordinary course compromises of amounts owed to the Plutus Group Companies by their respective customers;(iv) cancel or forgive any indebtedness owed to any of the Plutus Group Companies other than ordinary course compromises of amounts owed to the Plutus Group Companies by their respective customers;

●	compromise, settle or agree to settle any legal proceeding involving payments by any Plutus Group Company of US$1,000,000 or more, or that imposes any material non-monetary obligations on a Plutus Group Company (excluding, for the avoidance of doubt, confidentiality, non- disparagement or other similar obligations incidental thereto), in each case, other than certain disclosed litigation;

●	except in the ordinary course of business or as would not reasonably be expected to be material to the Plutus Group Companies, individually or in the aggregate: (A) modify, amend in a manner that is adverse to the applicable Plutus Group Company or terminate any Plutus Material Contract (as defined in the Merger Agreement); (B) enter into any contract that would have been a Plutus Material Contract (as defined in the Merger Agreement), had it been entered into prior to the date of the Merger Agreement; or (C) waive, delay the exercise of, release or assign any material rights or claims under any Plutus Material Contract (as defined in the Merger Agreement) (other than assignments among the Plutus Group Companies);

●	except as required by applicable accounting principles (or any interpretation thereof) or applicable legal requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

●	make, change or revoke any material tax election, change (or request to change) any material method of accounting for tax purposes, file any amended material tax Return, settle or compromise any material tax liability, enter into any material closing agreement with respect to any tax or surrender any right to claim a material refund of taxes, consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment, or enter into any tax indemnity, tax sharing or tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to taxes);

●	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of any Plutus Group Company;

●	subject to the first bullet above, enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders or other affiliates (other than Plutus Group Companies wholly owned by PLUT directly or indirectly), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in connection with any of the Plutus Group Companies, and (iii) employment arrangements entered into in the ordinary course;

●	engage in any material new line of business;

●	amend any provision of its privacy policies in any material respect or in any manner adverse to any of the Plutus Group Companies (other than changes required to conform to applicable privacy laws); or

●	agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

Notwithstanding anything in the Merger Agreement to the contrary, (i) nothing set forth in the Merger Agreement shall give any other party, directly or indirectly, the right to control or direct the operations of any Plutus Group Company and (ii) nothing set forth in the Merger Agreement shall prohibit, or otherwise restrict the ability of, any Plutus Group Company from paying any Plutus Transaction Costs (as defined in the Merger Agreement), in each case, prior to the Closing.

Proxy statement; Extraordinary general meeting; Lising Application

Plutus has agreed to prepare as promptly as reasonably practicable following the execution of the Merger Agreement with the cooperation and assistance of Choco Up, a proxy statement and other proxy materials reasonably satisfactory to Choco Up (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, Plutus shall, with the cooperation and assistance of Choco Up, prepare and cause to be submitted with the Nasdaq its listing application for the New Class A Shares in connection with the transactions contemplated in the Merger Agreement.

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Plutus has agreed to establish a record date (which date shall be agreed with Choco Up) for, duly call and give notice of an extraordinary general meeting of Plutus shareholders (the “Extraordinary general meeting”). Plutus shall convene and hold the Extraordinary general meeting for the purpose of obtaining the approval of the Plutus Shareholder Matters.

No Solicitation

During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms and the Closing, Choco Up shall not, and shall cause its affiliates not to, and shall direct its and its affiliates’ respective employees, agents, officers, directors, managers, representatives and advisors (collectively, “Representatives”) not to, directly or indirectly, other than as contemplated under the Merger Agreement): (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than the parties hereto and their respective Representatives) concerning any merger, consolidation, sale of any material portion of the ownership interests and/or assets of any of the Choco Up Group Companies, recapitalization of any of the Choco Up Group Companies or similar transaction involving any of the Choco Up Group Companies (each, a “Choco Up Business Combination”); (ii) enter into any contract regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Choco Up Business Combination; or (iii) commence, continue, renew or respond to any due diligence investigation regarding a Choco Up Business Combination. Choco Up shall, and shall cause its affiliates to, and shall cause its and its affiliates’ respective Representatives to, immediately cease any and all existing discussions, negotiations or other engagement with any person with respect to any Choco Up Business Combination.

During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms and the Closing, Plutus and Merger Sub shall not, and shall cause their respective affiliates not to, and shall direct each of Plutus and Merger Sub’s and their affiliates’ respective Representatives not to, directly or indirectly, other than as contemplated by the Merger Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than the parties to the Merger Agreement and their respective Representatives) concerning any merger, consolidation, sale of ownership interests or assets of the Plutus Group Companies, recapitalization of the any Plutus Group Company or similar transaction involving any Plutus Group Company (each, an “Plutus Business Combination”); (ii) enter into any contract regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Plutus Business Combination; or (iii) commence, continue, renew or respond to any due diligence investigation regarding a Plutus Business Combination. Plutus and Merger Sub shall, and shall cause their affiliates to, and shall cause each of Plutus and Merger Sub’s and their affiliates’ respective Representatives to, immediately cease any and all existing discussions, negotiations or other engagement with any person with respect to any Plutus Business Combination.

Director and Officer Indemnification and Insurance

Plutus agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of any Choco Up Group Company (each, together with such person’s heirs, executors or administrators, an “Choco Up D&O Indemnified Party”), as provided in their respective governing documents, shall survive the Closing and shall continue in full force and effect. For a period of six years following the Closing Date, ListCo shall cause each Choco Up Group Company to maintain in effect the exculpation, indemnification and advancement of expenses provisions of its governing documents as in effect immediately prior to the Closing Date, and Plutus shall, and shall cause the Choco Up Group Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Choco Up D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any legal proceedings pending or asserted or any claim made within such period shall continue until the disposition of such legal proceeding or resolution of such claim.

Prior to the Closing, Choco Up shall use its commercially reasonable efforts to obtain a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “Choco Up D&O Tail”) or alternatively an annual ongoing directors’ and officers’ liability insurance, in each case, in respect of acts or omissions occurring prior to the Effective Time covering each such person that is a director or officer of a Choco Up Group Company currently covered by Choco Up’s and its affiliates’ directors’ and officers’ liability insurance policies on terms with respect to coverage and amounts as commercially practicable under market conditions at such time.

Plutus agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of Plutus (each, together with such person’s heirs, executors or administrators, an “Plutus D&O Indemnified Party”), as provided in its governing documents, shall survive the Closing and shall continue in full force and effect. For a period of six years from the Closing Date, ListCo shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of ListCo’s governing documents as in effect immediately after the Closing Date, and ListCo shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Plutus D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any legal proceedings pending or asserted or any claim made within such period shall continue until the disposition of such legal proceeding or resolution of such claim.

Prior to the Closing, Plutus shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “Plutus D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such person that is a director or officer of Plutus currently covered by Plutus and its affiliates’ directors’ and officers’ liability insurance policies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of the Merger Agreement (or as commercially practicable under market conditions at such time) for the six-year period following the Closing.

Reasonable Best Efforts

Each of Plutus, Merger Sub and Choco Up agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions, including using reasonable best efforts to accomplish the following: (i) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in the Merger Agreement to be satisfied; (ii) the obtaining of all necessary waivers, consents, approvals, orders and authorizations from governmental entities and the making of all necessary registrations, declarations and filings with governmental entities, and the taking of all commercially reasonable steps as may be necessary to avoid any legal proceeding against the Merger Agreement or any of the transactions contemplated by the Merger Agreement; (iii) the obtaining of all consents, approvals or waivers from third parties set forth on the Choco Up Disclosure Letter; (iv) the obtaining of all consents, approvals or waivers from third parties set forth on the Plutus Disclosure Letter; (v) the defending of any legal proceeding challenging the Merger Agreement or the consummation of the transactions, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed; and (vi) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the transactions.

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Each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to, in the case of Choco Up, submit, make or obtain, as applicable, the Target Required Regulatory Approvals (as defined in the Merger Agreement), and, in the case of the Plutus Parties, submit, make or obtain, as applicable, the Plutus Required Regulatory Approvals, and use its reasonable best efforts to assist and cooperate with the other parties in the foregoing efforts. Each party shall, subject to applicable legal requirements, use reasonable endeavours to, (i) timely furnish to such other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the preparation of, application for, or carrying out of any required approval, authorization, consent, order, filing, registration or notification and (ii) keep the other party timely and reasonably informed of any developments, meetings or discussions with any governmental entity in respect of any such approval, authorization, consent, order, filing, registration or notification, including the Plutus Required Regulatory Approvals or the Target Required Regulatory Approvals, as applicable. Notwithstanding the foregoing, Choco Up or Plutus or any of their respective affiliates will not be obligated to accept any conditions, restrictions, undertakings or commitments imposed by a competent governmental entity in connection with any Target Required Regulatory Approval or Plutus Required Regulatory Approval (as defined in the Merger Agreement) that would have a material adverse effect on the ability of such person to continue to conduct its business following the Closing substantially in the manner conducted in the 12-month period prior to the date of the Merger Agreement.

Other Agreements

Pursuant to the Merger Agreement, the parties have also agreed to certain additional covenants relating to, among others, the following:

●	Beginning on the date of the Merger Agreement and ending on the second anniversary thereof, each party agrees to maintain in confidence any non-public information received from the other parties, and to use such non-public information only for purposes of consummating the transactions, subject to exceptions set forth in the Merger Agreement. Notwithstanding anything to the contrary, this confidentiality obligation shall terminate and be of no further force or effect upon the Closing.

●	Plutus and Choco Up shall reasonably cooperate to create and implement a communications plan regarding the transactions promptly following the date of the Merger Agreement. Notwithstanding the foregoing, none of the parties or any of their respective affiliates will make any public announcement or issue any public communication regarding the Merger Agreement, the other transaction documents or the transactions or any matter related to the foregoing, without the prior written consent of Plutus and Choco Up (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), subject to exceptions set forth in the Merger Agreement.

●	Each of Choco Up and Plutus will afford the other party and its Representatives reasonable access during normal business hours, upon reasonable advance written notice, to the properties, books, records and personnel of such party and its subsidiaries during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of such party and its subsidiaries, as the other party may reasonably request in connection with the consummation of the transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of such party or its subsidiaries.

●	Each of the party will promptly provide the other parties with prompt written notice of: (a) any event, development or condition of which it obtains knowledge that: (i) is reasonably likely to cause any of the conditions to closing as set forth in the Merger Agreement not to be satisfied; (ii) would require any amendment or supplement to the proxy statement; or (b) the receipt of written notice from any person alleging that the consent of such person may be required in connection with the transactions.

●	The transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of the Merger Agreement and the transactions contemplated under the Merger Agreement (but excluding the other transaction documents) (collectively, “Transfer Taxes”) shall be borne and paid by Plutus, provided that, for the avoidance of doubt, Plutus shall not bear and pay/reimburse the Transfer Taxes of Choco Up (including those in connection with the Choco Up Capital Restructuring) in the event that the Closing does not occur.

●	Plutus shall approve and adopt an equity incentive plan (the “Equity Incentive Plan”) that provides for grant of equity incentive awards to its and its subsidiaries’ directors, managers, executives and other employees with a total pool of awards of New Class A Shares not exceeding 2,000,000 shares. The terms of such Incentive Equity Plan shall be prepared and designed by Choco Up prior to the Closing in its sole discretion. As soon as commercially reasonable following the Closing, Plutus shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the New Class A Shares issuable under the Equity Incentive Plan.

●	Plutus shall use reasonable best efforts to: (i) (A) enter into subscription agreements or security purchase agreements (the “PIPE Subscription Agreements”), in a form or forms to be mutually agreed upon by Plutus and Choco Up, pursuant to which, among other things, the investor in the contemplated PIPE investments (each a “PIPE Investor” and together the “PIPE Investors”) shall agree to subscribe for and purchase on a date no later than the Closing Date, and Plutus shall agree to issue and sell to each such PIPE Investor on such date no later than the Closing Date, on the terms and subject to the conditions therein, such amount of newly issued Plutus Existing Shares at an issue price per Plutus Existing Share (as defined in the Merger Agreement) that is equal to or higher than the PIPE Per Share Issuance Floor Price (as defined in the Merger Agreement), (B) enforce the obligations of the PIPE Investors under the PIPE Subscription Agreements, and (C) consummate the purchases contemplated by the PIPE Subscription Agreements on the terms and subject to the conditions set forth in the PIPE Subscription Agreements; (ii) satisfy all conditions to the PIPE Financing set forth in the PIPE Subscription Agreements that are within its control; and (iii) satisfy and comply with its obligations under the PIPE Subscription Agreements. For the avoidance of doubt, no Plutus Existing Share (as defined in the Merger Agreement) shall be issued pursuant to any PIPE Subscription Agreement at a price lower than the PIPE Per Share Issuance Floor Price (as defined in the Merger Agreement). Plutus shall not amend, modify, terminate or waive any provisions of any PIPE Subscription Agreement without the prior written consent of Choco Up. Plutus shall (i) promptly notify Choco Up upon having knowledge of any material breach or default under, or termination of, any PIPE Subscription Agreement (including any refusal or repudiation by any PIPE Investor with respect to its obligation and/or ability to provide the full financing contemplated by the applicable PIPE Subscription Agreement); and (ii) prior to delivering any written notice (or any other material notice) to a PIPE Investor with respect to any PIPE Subscription Agreement, deliver such notice to Choco Up for its prior review and consent (which consent shall not be unreasonably withheld, conditioned or delayed). (d) Plutus shall use reasonable best efforts to cause the aggregate cash proceeds actually received by Plutus prior to the Closing Date in respect to from all PIPE Investors pursuant to the PIPE Subscription Agreements (the “Aggregate PIPE Proceeds”) to be no less than US$2,000,000.00, but in any event not exceeding US$5,000,000.00.

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●	As soon as reasonably practicable after the date of the Merger Agreement, Plutus shall cause Merger Sub to execute and deliver a joinder, pursuant to which Merger Sub will accede to the terms of the Merger Agreement and join the Merger Agreement a party. Upon the incorporation of Merger Sub, the board of directors of Merger Sub shall unanimously (a) determine that it is fair to, and in the best interests of, Merger Sub and its shareholder, for Merger to execute the Joinder to consummate the transactions contemplated under the Merger Agreement, including the Merger, (b) approved the execution, delivery and performance of the Joinder, the Merger Agreement and the consummation of the transactions contemplated under the Merger Agreement, including the Merger, and (c) determined to recommend that the sole shareholder of Merger Sub approve the execution, delivery and performance of the Joinder, the Merger Agreement and the plan of merger by Merger Sub and the consummation of the transactions contemplated under the Merger Agreement and the plan of merger, including the Merger. Upon the incorporation of Merger Sub, Plutus, as the sole shareholder of Merger Sub, shall approve the execution, delivery and performance of the Joinder, the Merger Agreement and the plan of merger by Merger Sub and the consummation by Merger Sub of the transactions contemplated under the Merger Agreement and the plan of merger, including the Merger.

Conditions to the Merger

Conditions to Obligations of Each Party’s Obligations

The respective obligations of each of Plutus, Merger Sub and Choco Up to effect the Merger and the other transactions contemplated under the Merger Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing:

●	At the extraordinary general meeting (including any adjournments thereof), the approval of the Plutus Shareholder Matters shall have been obtained and shall remain in full force and effect.

●	The Regulatory Approval Condition.

●	No provision of any applicable legal requirement prohibiting, enjoining, restricting or making illegal the consummation of the transactions contemplated under the Merger Agreement shall be in effect, and no temporary, preliminary or permanent restraining order enjoining, restricting or making illegal the consummation of the transactions contemplated under the Merger Agreement shall be in effect.

●	Nasdaq approval of the listing application submitted by Plutus shall have been obtained.

●	No stop order, general suspension or material limitation of trading in the ordinary shares has been imposed or threatened by the SEC or the Nasdaq.

Additional Conditions to Obligations of Choco Up

In addition, the obligations of Choco Up to consummate and effect the Merger and the other transactions contemplated under the Merger Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing, any of which may be waived, in writing, exclusively by Choco Up:

●	(i) The fundamental representations of each of Plutus and Merger Sub shall be true and correct in all respects on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); and (ii) all other representations and warranties set forth in Article V of the Merger Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Plutus Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a Plutus Material Adverse Effect.

●	Each of Plutus and Merger Sub shall have performed or complied with all agreements and covenants required by the Merger Agreement and the other transaction documents to be performed or complied with by it on or prior to the applicable Closing Date, in each case in all material respects.

●	No Plutus Material Adverse Effect shall have occurred since the date of the Merger Agreement.

●	Plutus’s cash level (meaning the amount its cash and cash equivalents minus the amount of its indebtedness) on the Closing Date exceeds zero as of August 7, 2025.

●	Plutus shall have delivered to Choco Up a certificate, signed by a duly authorized officer of Plutus and dated as of the Closing Date, certifying as to the matters set forth in the four bullets above.

●	The memorandum and articles of association of Plutus shall have been amended and restated in its entirety in the form of the Amendment of M&A and certain shareholders of Plutus shall have reclassified its PLUT Shares as specified in the Merger Agreement.

●	The Board shall have passed resolutions to approve that the Board shall consist of up to six (6) directors, covering the five (5) existing directors of Plutus before the Closing, and one (1) to be designated by Choco Up as a director and the chairman of the Board with additional one vote (i.e., total two (2) votes) in writing by Choco Up at least ten (10) business days prior to the Closing.

●	The Equity Incentive Plan has been duly adopted.

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●	The Aggregate PIPE Proceeds shall be no less than US$2,000,000.00, but in any event not exceeding US$5,000,000.00.

●	Merger Sub shall be incorporated as a Cayman Islands exempted company limited by shares under the name of “Coders Merger Sub Limited” as a direct, wholly owned subsidiary of Plutus and execute and deliver a joinder to the Merger Agreement as soon as practicable after the date of the Merger Agreement but before the Closing.

Additional Conditions to the Obligations of Plutus and Merger Sub

In addition, the obligations of Plutus and Merger Sub to consummate and effect the Merger and the other transactions contemplated under the Merger Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing, any of which may be waived, in writing, exclusively by Plutus:

●	(i) The fundamental representations of Choco Up shall be true and correct in all respects on and as of the Closing Date as though made on and as of the a Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); and (ii) all other representations and warranties set forth in Article IV of the Merger Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Choco Up Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a Choco Up Material Adverse Effect.

●	Choco Up shall have performed or complied with all agreements and covenants required by the Merger Agreement and the other transaction documents to be performed or complied with by it on or prior to the Closing Date, in each case in all material respects.

●	No Choco Up Material Adverse Effect shall have occurred since the date of the Merger Agreement.

●	Choco Up shall have delivered to Plutus a certificate, signed by a duly authorized officer of Choco Up and dated as of the applicable Closing Date, certifying as to the matters set forth in the three bullets above.

●	The Target Restructuring (as defined in the Merger Agreement) shall be consummated prior to the Closing in accordance with the Merger Agreement.

●	As soon as reasonably practicable after the date of the Merger Agreement, each of the Percy’s Holding Vehicle and the Heng’s Holding Vehicle shall execute and deliver a joinder to the Lock-Up Agreement.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Closing:

●	by mutual written agreement of Plutus and Choco Up at any time;

●	by Plutus or Choco Up if the Closing shall not have occurred by December 31, 2025 (the “Outside Date”); provided, however, that such right to terminate the Merger Agreement as provided in this bullet shall not be available to Plutus or Choco Up if the action or failure to act of Plutus or Merger Sub, on the one hand, or Choco Up, on the other hand, has been a principal cause of or resulted in the failure of the Closing to occur on or before the Outside Date and such action or failure to act constitutes a breach of the Merger Agreement; provided further, that if on the Outside Date, all other conditions to the Closing have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, provided that each of such conditions is capable of being satisfied at the Closing) except for the Regulatory Approval Condition, such party proposing to exercise the termination right shall first engage in good faith discussion with the other party for a period of no less than five business days on alternative solution to carry out the commercial intent of the transactions before so terminating the Merger Agreement as provided in this bullet;

●	by Plutus or Choco Up if a governmental entity shall have issued a final, non-appealable order or taken any other non-appealable action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated under the Merger Agreement, including the Merger; provided, however, that such right to terminate the Merger Agreement as provided in this bullet shall not be available to Plutus or Choco Up if the issuance of such final, non-appealable Order or the taking of such non-appealable action was due to such party’s failure to comply with any provision of the Merger Agreement (such termination, the “Injunction Termination”);

●	by Choco Up, upon a breach of any covenant or agreement set forth in the Merger Agreement on the part of any of Plutus and Merger Sub, or if any representation or warranty of any of Plutus and Merger Sub shall have become untrue, in either case, such that the conditions to the Closing would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by Plutus or Merger Sub is curable by Plutus and Merger Sub prior to the Outside Date, then Choco Up must first provide written notice of such breach to Plutus and may only terminate the Merger Agreement as provided in this bullet, if such breach remains uncured on the earlier of: (i) thirty (30) days after delivery of written notice from Choco Up to Plutus of such breach; and (ii) fifteen business days prior to the Outside Date; provided, further, that it being understood that Choco Up may not terminate the Merger Agreement pursuant to this bullet if it shall have materially breached the Merger Agreement and such breach has not been cured (such termination, the “Plutus Breach Termination”);

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●	by Plutus, upon a breach of any covenant or agreement set forth in the Merger Agreement on the part of Choco Up or if any representation or warranty of Choco Up shall have become untrue, in either case such that the conditions to the Closing would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by Choco Up prior to the Outside Date, then Plutus must first provide written notice of such breach to Choco Up and may only terminate the Merger Agreement as provided in this bullet, if such breach remains uncured on the earlier of: (i) thirty (30) days after delivery of written notice from Plutus to Choco Up of such breach; and (ii) fifteen business days prior to the Outside Date; provided, further, that it being understood that Plutus may not terminate the Merger Agreement pursuant to this bullet if it shall have materially breached the Merger Agreement and such breach has not been cured (such termination, the “Choco Up Breach Termination”); or

●	by Plutus or Choco Up, if, at the Extraordinary general meeting (including any adjournments thereof), the approval of the Plutus Shareholder Matters is not obtained; provided that Plutus may not terminate the Merger Agreement as provided in this bullet if such failure to obtain the Plutus Shareholder Approval is a result of any breach under the Voting Agreement by any shareholder of Plutus who is a party thereto or any breach by Plutus or Merger Sub under the Merger Agreement (such termination, the “Shareholder Vote Termination”).

In the event of the termination of the Merger Agreement as provided above, the Merger Agreement shall be of no further force or effect and the transactions contemplated under the Merger Agreement shall be abandoned, except for and subject to the following: (i) the Merger Agreement’s provisions regarding confidentiality, communications plan, access to information, notice of termination, effect of termination, termination fees and certain general provisions shall survive the termination of the Merger Agreement; and (ii) nothing in the Merger Agreement shall relieve any party from liability for any intentional breach of the Merger Agreement or fraud.

Expenses

Following the Closing, ListCo shall pay or cause to be paid all Target Transaction Costs (as defined in the Merger Agreement), Mutual Transaction Costs (as defined in the Merger Agreement) and Plutus Transaction Costs (as defined in the Merger Agreement) to the extent unpaid as of the Closing Date. For the avoidance of doubt, to the extent that any such Transaction Costs have been paid prior to the Closing Date, following the Closing, Plutus shall reimburse each applicable payor for the amount of such paid Transaction Costs.

Following any termination of the Merger Agreement without the Closing having occurred, 25% of all Transaction Costs should be borne by Plutus and the remaining 75% of all Transaction Costs should be borne by Choco Up.

Except as otherwise expressly provided in the Merger Agreement or the other transaction documents, whether or not the transactions are consummated, each party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of the Merger Agreement and the transaction documents and the consummation of the transactions.

Other Remedies; Specific Performance

Except as otherwise provided in the Merger Agreement, prior to the Closing, any and all remedies therein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

Each of the parties shall be entitled to enforce specifically the terms and provisions of the Merger Agreement in any court having jurisdiction and immediate injunctive relief to prevent breaches of the Merger Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.

The existence of any other remedy contemplated by the Merger Agreement does not diminish the availability of specific performance of the obligations thereunder or any other injunctive relief. Each party further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

For the avoidance of doubt, under no circumstances shall (i) Plutus be permitted or entitled to receive both (A) a grant of injunction, specific performance or other equitable relief that results in a Closing and (B) monetary damages, or (ii) the Target be permitted or entitled to receive both (A) a grant of injunction, specific performance or other equitable relief that results in a Closing and (B) monetary damages.

Amendments; Extension; Waiver

The Merger Agreement may be amended by the parties at any time by execution of an instrument in writing signed on behalf of each of the parties.

At any time prior to the Closing, Plutus (on behalf of and only with respect to Plutus and Merger Sub) or Choco Up may, to the extent not prohibited by applicable legal requirements: (a) extend the time for the performance of any of the obligations of another party; (b) waive any inaccuracies in the representations and warranties made by another party contained in the Merger Agreement or in any document delivered by another party pursuant thereto; and (c) waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under the Merger Agreement shall not constitute a waiver of such right.

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VOTING AGREEMENT

The following is a summary of the material terms and conditions of the Voting Agreement. This summary may not contain all the information about the Voting Agreement that is important to you. This summary is qualified in its entirety by reference to the Voting Agreement attached as Annex D to, and incorporated by reference into, this proxy statement.

Concurrent with the execution of the Merger Agreement, the Undertaking Shareholders who collectively hold 10,320,000 PLUT Shares, representing approximately 67.23% of the total voting power of the Company as of the date of this proxy statement, have entered into the Voting Agreement, agreeing to vote or cause to be voted all securities of Plutus he, she or it beneficially owns (the “Voting Shares”) in favor of the Plutus Shareholder Matters and any proposal to adjourn or postpone such meeting of shareholders of PLUT to a later date if there are not sufficient votes to approve Transactions (including the Merger).

The Undertaking Shareholders also agree to vote or cause to be voted the Voting Shares against (A) any proposal or offer from any person (other than Choco Up or any of its affiliates) concerning a Plutus Business Combination; (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Plutus under the Merger Agreement; and (C) except as contemplated by the Voting Agreement and the other transaction agreements contemplated by the Merger Agreement, any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transactions (including the Merger) or the fulfillment of Plutus’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of Plutus (including any amendments to its governing documents), including, without limitation, any action that would require the consent of Choco Up pursuant to the Merger Agreement, except if approved in writing by Choco Up.

Transfer Restrictions

Each Undertaking Shareholder agrees that during the term of the Voting Agreement, such Undertaking Shareholder will not, directly or indirectly, transfer (including by operation of law), sell, tender, grant, offer, exchange, assign, pledge, charge, create any lien on, or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), or encumber or create or permit to exist any lien on (“Transfer”) any of his, her or its Voting Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of his, her or its Voting Shares or such Undertaking Shareholder’s voting or economic interest therein. Any attempted Transfer of Voting Shares or any interest therein in violation of this section shall be null and void. This section shall not prohibit a Transfer of Voting Shares by any Undertaking Shareholder to (a) any investment fund or other entity controlled or managed by or under common management or control with such Undertaking Shareholder or affiliates thereof, (b) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of such Undertaking Shareholder, or (c) if such Undertaking Shareholder is a corporation, limited liability company, partnership, trust or other entity, any stockholder, member, partner or trust beneficiary as part of a distribution; provided, however, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, satisfactory in form and substance to Plutus and Choco Up to be bound by all of the terms of the Voting Agreement as an Undertaking Shareholder.

Termination

The Voting Agreement terminates automatically upon the earlier to occur of (a) the Closing and (b) the date on which the Merger Agreement is terminated for any reason in accordance with its terms. Upon termination of the Voting Agreement, no party shall have any further rights, obligations or liabilities under the Voting Agreement; provided, that nothing shall relieve any party of liability for any breach of the Voting Agreement occurring prior to termination and certain provisions shall survive any termination of the Voting Agreement.

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PROPOSAL II: THE AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION PROPOSAL

The Amendment of Memorandum and Articles of Association Proposal would amend and restate ListCo’s existing memorandum and articles of association by their deletion in their entirety and the substitution of in their place of the amended and restated memorandum and articles of association of ListCo in the form attached as Annex C to the accompanying proxy statement, with effective immediately prior to the Effective Time.

Required Vote

Approval of the Amendment of Memorandum and Articles of Association Proposal requires a majority of not less than two-thirds of the votes cast by Plutus shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT PLUTUS SHAREHOLDERS VOTE “FOR”

PROPOSAL II, THE AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION PROPOSAL.

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PROPOSAL III: THE NAME CHANGE PROPOSAL

The Name Change Proposal would change the name of the Company from “Plutus Financial Group Limited” to “Choco Up International Holdings Limited” effective immediately prior to the Effective Time.

Required Vote

Approval of the Name Change Proposal requires at majority of not less than two-thirds of votes cast by Plutus shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT PLUTUS SHAREHOLDERS VOTE “FOR”

PROPOSAL III, THE NAME CHANGE PROPOSAL.

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PROPOSAL IV: THE VARIATION OF SHARE CAPITAL PROPOSAL

The Various of Share Capital Proposal would, subject to and conditional upon the Merger becoming effective, effective immediately prior to the Effective Time, vary the authorized share capital of the Company as follows:

(ii)	(x) 1,818,833 issued and outstanding ordinary shares of Plutus owned by Radiant Global Ventures Limited shall be re-designated as 1,818,833 issued and outstanding New Class B Shares; (y) 33,181,167 authorized but unissued ordinary shares of Plutus shall be re-designated as 33,181,167 authorized but unissued New Class B Shares; (z) 13,531,167 issued and outstanding ordinary shares of Plutus shall be re-designated as 13,531,167 issued and outstanding New Class A Shares; (xx) 251,468,833 authorized but unissued ordinary shares of Plutus shall be re-designated as 251,468,833 authorized but unissued New Class A Shares; and (yy) 3,000,000 authorized but unissued preference shares of Plutus be cancelled (the “Re-designation and Cancellation of Shares”);
(ii)	subsequent to the Re-designation and Cancellation of Shares, the authorized share capital of the Company will be changed FROM US$30,300 divided into (x) 300,000,000 ordinary shares of Plutus of a nominal of a par value of US$0.0001 each, and (y) 3,000,000 preference shares of Plutus of a nominal of a par value of US$0.0001 each; TO US$30,000 divided into (xx) 265,000,000 New Class A Shares of par value US$0.0001 each, and (yy) 35,000,000 New Class B Shares of par value US$0.0001 each (together with the Re-designation and Cancellation of Shares, the “Variation of Share Capital).

Required Vote

Approval of the Variation of Share Capital Proposal requires a majority of not less than two-thirds of the votes cast by Plutus shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT PLUTUS SHAREHOLDERS VOTE “FOR”

PROPOSAL IV, THE VARIATION OF SHARE CAPITAL PROPOSAL.

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PROPOSAL V: THE ISSUANCE OF MERGER CONSIDERATION PROPOSAL

The Issuance of Merger Consideration Proposal would, subject to and conditional upon the Merger becoming effective, authorize and approve the issuance of the Merger Consideration at the Effective Time to holders of ordinary shares of the Target issued and outstanding.

Required Vote

The approval of the Issuance of Merger Consideration Proposal requires not less than two-thirds of the votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT PLUTUS SHAREHOLDERS VOTE “FOR”

PROPOSAL V, THE ISSUANCE OF MERGER CONSIDERATION PROPOSAL.

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PROPOSAL VI: THE GENERAL AUTHORIZATION PROPOSAL

The General Authorization Proposal would authorize Tin Kin Cheung, a director and the CEO of the Company, to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger and, effective immediately prior to the Effective Time, the Change of Name, the Variation of Share Capital and the Amendment of M&A and the Issuance of Merger Consideration.

Required Vote

Approval of the General Authorization Proposal requires a simple majority of the votes cast by Plutus shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT PLUTUS SHAREHOLDERS VOTE “FOR”

PROPOSAL VI, THE GENERAL AUTHORIZATION PROPOSAL.

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PROPOSAL VII: THE ADJOURNMENT PROPOSAL

The Adjournment Proposal would authorize the chairperson of the extraordinary general meeting to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies in the event that, at the extraordinary general meeting, insufficient proxies are received in favor of the Merger Proposal, the Amendment of Memorandum and Articles of Association Proposal, the Name Change Proposal, the Variation of Share Capital Proposal, the Issuance of Merger Consideration Proposal and the General Authorization Proposal at the extraordinary general meeting before any vote is taken thereon. If the Adjournment Proposal is approved, we will be able to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies to approve the Merger Proposal, the Amendment of Memorandum and Articles of Association Proposal, the Name Change Proposal, the Variation of Share Capital Proposal, the Issuance of Merger Consideration Proposal and the General Authorization Proposal. If you have previously submitted a proxy on the proposals discussed in this proxy statement and wish to revoke it upon adjournment of the extraordinary general meeting, you may do so.

Vote Required for Approval

The approval of the Adjournment Proposal requires a simple majority of the votes cast by Plutus shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

PLUT Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting. PLUT Shares for which the votes at the extraordinary general meeting will be counted as present for purposes of determining the existence of a quorum.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT PLUTUS SHAREHOLDERS VOTE “FOR”

PROPOSAL VII, THE ADJOURNMENT PROPOSAL.

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INFORMATION ABOUT CHOCO UP

Corporate History and Structure

Founded in 2018, Choco Up is a Singapore-headquartered fintech company specializing in revenue-based financing for digital and growth-stage businesses. Choco Up successfully completed its proof of concept in its founding year, demonstrating the viability of its technology-driven funding model. Choco Up has demonstrated a proven track record of organic growth, as evidenced by the following corporate milestones:

●	Choco Up commenced operations in Singapore and Hong Kong, providing funding solutions to over 700 clients across ten countries and eight major industry sectors. Building on its regional success, the company has since concentrated its business efforts in Singapore, Hong Kong, Australia, and Malaysia, reinforcing its presence as a leading fintech platform across the Asia-Pacific region.
●	In 2020, Choco Up completed its seed round financing, which significantly bolstered its technological capabilities and addressed its equity needs, enhancing its ability to scale and deliver innovative financing solutions across the region.
●	In 2021, Choco Up launched its proprietary digital funding platform, which expedited and streamlined funding procedures. This innovation has enhanced customer experience while achieving substantial administrative cost savings.
●	In 2022, Choco Up implemented a robust collection system designed to streamline the repayment process from clients. The enhanced collection capabilities have significantly simplified reconciliation procedures, enabling more efficient handling of daily repayments. This advancement has not only improved overall operational efficiency but also contributed to stronger effective margins across funding deals. In the same year, Choco Up formed strategic partnerships with leading players in e-commerce and payment solutions, including several giant market players in the e-commerce marketplace and payment solution providers. These collaborations strengthened Choco Up’s position in the fintech industry and improved financing operations by enabling swift and reliable data access through API connections.
●	In 2023, Choco Up undertook substantial initiatives to advance its credit modeling capabilities. The newly developed framework integrated a comprehensive range of big data intelligence alongside both quantitative and qualitative metrics, enhancing traditional credit assessment methodologies which enabled more precise evaluations of clients’ business performance, creditworthiness and future growth potential. Leveraging robotic process automation and artificial intelligence, the model was successfully launched in the same year, leading to significant improvements in credit assessment efficiency and a notable reduction in the percentage of underperformed deals, established a solid foundation for Choco Up’s long-term success.
●	In 2024, Choco Up established a strategic partnership with a leading regional fintech player which operates the world’s first licensed exchange for revenue-based financing; forming a solid collaboration in the alternative asset exchange space.
●	In 2025, Choco Up invested significant resources adopting artificial intelligence to elevate the level of automation across all process components, from pre-funding to post-funding stages, through client pitching and onboarding procedures to the analysis of actual deal performance and its implication. The investment aims at enhancing its service commitments and addressing the challenges posed by increasingly rigid and stringent governance and compliance requirements.

Company Vision

To empower a million digital businesses to achieve tenfold growth by making funding accessible to all, offering flexible financing options that facilitate growth without the constraints of traditional loans.

Company Mission

To empower entrepreneurs by providing flexible financing options and growth solutions that allow businesses to scale without diluting ownership.

Overview

Headquartered in Singapore, Choco Up is a leading growth and fintech platform specializing in growth capital financing in Asia Pacific. Choco Up offers easy-to-access, non-dilutive and flexible financing options for businesses at different growth stages, covering startups, growth-phase, established and public companies. It addresses its customers’ funding needs through a suite of tailored financing solutions enabled by its market insights and data-driven platform.

Since the launch of its platform in 2018, Choco Up has successfully funded more than 700 clients, supporting growth-stage companies across diverse industries. To date, the total funding amount has exceeded US$200 million.

Choco Up purchases a predetermined amount of the customer’s future receivables. In return, the customer disburses a specified fixed percentage of their cash inflow on a regular basis (e.g. daily, weekly or monthly) to Choco Up, which includes repayment of the purchase price and the service fees charged by Choco Up. The service fee rate is determined on a case-by-case basis, taking into account factors such as geographic market, funding amount, repayment period, amount of future receivables, as well as customer’s business sector, stage of business, risk profile and track record. This model allows customers to access funding in a timely manner without constraints of traditional financing, while Choco Up generates revenue through the difference between the purchase price and the total receivables collected.

Prior to 2022, Choco Up engaged business with counterparts across more than ten countries, establishing a broad international footprint. Since 2023, the company strategically realigned to focus to deepen market presence in Singapore, Hong Kong, Australia and Malaysia. The strategic move shows Choco Up’s commitment to localizing its offerings and concentrating resources to deliver differentiated financing and growth products tailored to the unique needs of each market.

The following table sets forth a summary of the percentage of its service fees generated across the different regions where it operated for the year ended December 31, 2023, and December 31, 2024, respectively.

	For the year ended December 31,
Region	2023	2024
	(Unaudited)
Singapore	39%	23%
Hong Kong	33%	63%
Australia	13%	10%
Malaysia	1%	4%
Others	14%	-
Total	100%	100%

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Choco Up understands that businesses have unique financial needs based on their scale of operations and growth trajectories. It empowers startups, retailers, and other small to medium companies (SMEs) to expand their businesses with immediate access to financing that may not be readily available from traditional financing options. Choco Up’s funding model enables them to access capital without the need for equity dilution or the burden of providing collaterals or adhering to inflexible payment schedules typically associated with conventional debt financing.

Choco Up’s diverse range of financing solutions is designed to empower businesses at various stages, ensuring they have the necessary resources to thrive. Below is an overview of its key offerings:

●	Upstart: Choco Up’s revenue-based financing solution is tailored for asset-light merchants. This innovative solution allows businesses to access up to US$100,000 in funding without the burden of traditional loans or interest rates. Instead, repayments are made as a percentage of revenue, making it a flexible option for businesses experiencing fluctuations in cash flow. With Upstart, merchants can invest in growth opportunities, expand their market reach or cover unexpected expenses with ease.
●	Upfront: Choco Up’s trade and invoice financing solution for mature merchants looking to expand their business. It provides mature merchants with the ability to convert the non-due invoices into immediate cash. This solution is perfect for businesses that need to maintain smooth operations, restock inventory or seize new opportunities without delays. By leveraging Upfront, merchants can alleviate cash flow concerns and manage their expenses more effectively, ensuring that they can continue to operate and grow.
●	Uplift: Choco Up’s embedded financing solution that is designed to empower merchants seeking to accelerate businesses growth through integrated financing solutions. Tailored for potential business partners, Uplift enables seamless incorporation of Choco Up’s financing options directly into their product or service offerings. This unique approach allows merchants to enhance their sales capabilities by providing flexible payment solutions to their B2B customers. Uplift supports deeper market penetration and expands customer reach.

Choco Up’s financing solutions are powered by its robust data-driven fintech platform, designed to leverage data analytics and extensive integration to automate and streamline its operations, while ensuring robust credit control and risk management. At the core of this system is Choco Up’s proprietary digital funding infrastructure, which enables fast, automated applications and minimizes administrative overhead. The platform incorporates sophisticated credit modeling capabilities that leverage big data intelligence, integrating both quantitative and qualitative metrics for a comprehensive assessment of clients’ recoverability and business performance. By employing robotic process automation and artificial intelligence, Choco Up enhances its credit assessment efficiency and significantly reduces the likelihood of underperforming deals. With end-to-end automation embedded across pre- and post-funding stages, Choco Up’s technology enables proactive risk management, safeguards deal integrity, and supports the reliable delivery of tailored financing solutions. Additionally, Choco Up mitigates risks by requiring customers to provide personal or corporate guarantees, and typically requires customers to give instructions to relevant payment gateways to authorize them to pay future receivables to Choco Up directly until the total purchase price is fully repaid.

In addition to direct financing, Choco Up empowers its customers through a wide range of business growth solutions offered in collaboration with a network of trusted partners. Choco Up has established strategic partnerships with various service providers, including payment platforms, corporate SaaS tools, and marketing, logistics and financial advisory services. These collaborations, particularly through Choco Up’s Uplift solution and strategic partnerships with e-commerce platforms and payment solution providers, provide diverse resources that support growth for its customers. Choco Up’s cornerstone initiative, Uplift, enables merchants to embed the financing solutions of Choco Up into their product offerings. This integration enhances accessibility and delivers flexible payment alternatives to B2B customers, fostering improved customer acquisition and retention. Through the strategic partnerships, it allows Choco Up to access direct sales data from online marketplaces and gain valuable insights. In addition, Choco Up’s partnerships with payment providers also streamline its repayment processes through direct revenue-sharing models, easing cash flow management for clients. This comprehensive ecosystem, empowers Choco Up’s clients and partners to drive sustainable growth and thrive even in the competitive landscape.

Industry Overview

Choco Up has strategically positioned its business to capitalize on significant market opportunities with the booming digital economy in Southeast Asia, which was projected to reach US$330 billion in GMV by 2025, growing at a CAGR of 20% from 2022 to 2025, according to the Global SME Finance Forum 2019. Digital merchants, particularly in sectors like e-commerce, travel, food and transport, and online retail, are expected to become substantial users of digital financing services. According to e-Conomy SEA, a joint research by Google, Temasek and Bain & Company, financing to be provided through digital channels in Southeast Asia is estimated to grow to US$600 billion by 2030, with a CAGR of over 23%.

Choco Up provides a suite of alternative financing solutions tailored to the diverse needs of businesses, particularly e-commerce merchants and SMEs. By offering different financing solutions, Choco Up caters to a broader range of businesses, addressing their unique financial needs. According to PayNXT360, the global alternative lending market is experiencing robust growth, with projections indicating an annual expansion rate of 12.4%, reaching approximately US$743.2 billion in 2024. This upward trajectory reflects a strong medium to long-term growth potential, with alternative lending adoption projected to maintain a CAGR of 8.6% from 2024 to 2028, ultimately increasing the market size from US$661.4 billion in 2023 to over US$1 trillion by 2028.

Amid the rapid evolution of the global alternative lending landscape, revenue-based financing is gaining prominence as an innovative and flexible capital-raising solution. The revenue-based financing model provides funds in exchange for a percentage of the target recipient companies’ revenue until a predetermined amount, including the capital and a flat fee, is repaid. According to TBRC Business Research, the global revenue-based financing market has seen remarkable growth, expected to surge from $3.38 billion in 2023 to $25.94 billion in 2027, reflecting an extraordinary CAGR of 66.4%.

In the Asia Pacific region, alternative lending is also on the rise, with expectations of an 11.3% annual growth rate, reaching US$333.1 billion in 2024, according to PayNEXT360. The region’s alternative lending market is anticipated to grow steadily, with a CAGR of 8.2% from 2024 to 2028, increasing from US$299.4 billion in 2023 to US$455.8 billion by 2028. This sustained growth is fueled by increasing demand for flexible financing solutions, particularly among digital merchants in sectors like e-commerce, travel, and online retail. As the digital economy continues to expand, businesses are increasingly embracing alternative financing options, including revenue-based financing, to meet their capital needs and fuel growth initiatives.

Choco Up’s Strengths

Choco Up believes the following competitive strengths have contributed to its success and distinguish it from its competitors:

Fast and flexible financing solutions for immediate business needs

●	Rapid processing and approval

o	Use of automation and artificial intelligence for data collection and processing to enable streamlined online-based operations; applications are easy to complete, and customers can get funding in as fast as 24 hours
o	Technology and data-driven assessment expedites the approval process, providing quick and seamless access to capital for businesses in need

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●	Flexibility in funding

o	Flexible repayment that allows businesses to repay based on a percentage of their revenue, which is particularly appealing to startups and SMEs with fluctuating revenue (aligning financing costs directly with financial performance)
o	No restrictions are placed on the use of the funds

Non-dilutive financing with no equity or collateral needed

●	No collateral required in general (except in exceptional cases), apart from a personal guarantee from the director(s) or majority shareholder(s) of the business, making its services friendly to asset-light businesses that may not be able to get funding through traditional financing providers;
●	Non-dilutive: a significant advantage for businesses owners who want to retain control, making its solutions attractive for entrepreneurs wary of diluting their ownership;
●	Alignment of interests: as repayment is tied to revenue, Choco Up has a vested interest in the success of its customers, leading to a partnership that supports mutual growth.

Versatile, tailored offerings catered to a diverse range of customers

●	Financial solutions designed to serve a diverse customer base spanning industries with dynamic revenue pattern, particularly in high-growth sectors like technology, e-commerce, and digital services where agility and scalability are critical;
●	Offers Upstart, Upfront and Uplift, accommodating the needs of different customers in different growth stages: incubating, scaling up, expanding, and seeking inorganic growth;
●	Customer-centric approach leads to strong, long-term relationships with clients, enhancing customer loyalty and retention;
●	Demonstrated ability to scale operations and extend services to different geographic regions and markets—rapid growth since Choco Up’s launch, serving customers in Singapore, Hong Kong, Australia and Malaysia.

Advanced analytics for enhanced operational efficiency and risk management

●	A data-driven platform utilizing advanced analytics and vast integration capabilities;
●	Ability to assess the creditworthiness of businesses more accurately and analyze real-time revenue streams and other financial metrics;
●	API integration allows real-time data exchange and automated processes, streamlining operations and improving accuracy in credit decisions and revenue tracking;
●	Robust analytical capabilities enable effective risk management while serving a broader array of clients.

Collaboration with growth solution providers that optimizes business growth

●	Collaborates with a number of strategic partners to provide a diverse range of business growth solutions;
●	A supportive relationship with customers: Choco Up provides added value to customers to support their next stage of growth and long-term success.

Choco Up’s Strategies

Choco Up believes that the following strategies and drivers will fuel its continued growth:

Diversify product portfolio

●	Expand product offering, such as the continuous development of innovative financing solutions, to diversify product portfolio and attract a broader customer base;
●	Enhance its product mix such as sector-specific solutions.

Expand customer base and access new markets

●	Strengthen its marketing initiatives, such as showcasing the success stories of Choco Up’s clients to generate increased media coverage and elevate brand perception, aiming to appeal to a wider audience base;
●	Partner with trusted platforms to boost customer acquisition, such as through embedding Choco Up’s financing solutions into partners’ growth solutions, co-hosting marketing events / sponsorship, and developing targeted on-boarding perks for new customers;
●	Expand Choco Up’s distribution channels to actively explore and penetrate new markets.

Further invest in enabling technologies

●	Investment in technology to further automate business processes and enhance data analytics capabilities;
●	Continue adapting artificial intelligence and machine learning into credit risk engine to improve decision-making and efficiency.

Collaborate with more strategic partners to better serve Choco Up’s customers

●	Engage with new partners to bring diverse solutions to Choco Up’s customers, such as AI solution providers, exchange platforms, etc.;
●	Form more API integration arrangements with platform partners to streamline processes.

Product Offerings

Choco Up offers a comprehensive suite of flexible financing solutions that are readily accessible and designed to meet the diverse needs of its customers. Choco Up’s funding options allow customers to pay back with a fixed percentage of their revenue without the need for equity dilution or collateral.

Backed by a streamlined digital application process, Choco Up’s platform ensures quick and hassle-free access to capital, allowing eligible businesses to receive funding in as fast as 24 hours. This combination of speed, simplicity, and non-dilutive terms empowers Choco Up’s clients to focus on growth without compromising ownership or operational agility.

Through its financing solutions, Choco Up’s customers can secure funding based on a thorough evaluation of their business through Choco Up’s system. Below is a step-by-step overview of Choco Up’s funding process:

●	Application submission: Potential customers are required to fill out a form providing details about their business, including how they generate their revenues and their average monthly revenues for the past six months;
●	Preliminary assessment: Choco Up’s system analyzes the submitted information to determine a preliminary funding amount;
●	Data extraction: The system connects to the different platforms which Choco Up’s customers use to extract necessary data, including information from bank accounts, marketing channels, accounting platforms, to support the underwriting process;
●	Underwriting: After the data extraction, customers complete their application by submitting supplementary business information. This comprehensive dataset forms the basis of Choco Up’s underwriting process, through which Choco Up assesses each applicant’s creditworthiness using advanced analytics and proprietary modeling;

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●	Offer presentation: Upon completion of the underwriting process and subject to final approval by credit team, Choco Up extends an offer to its customer. Once the offer is accepted, a formal agreement is subsequently issued. This structured approach ensures clear communication, and alignment with the customer’s business needs before the disbursement of funds;
●	Fund deployment: After the customer signs the agreement, funds are deployed to their Virtual Wallets or bank accounts;
●	Repayment: The repayment process begins as soon as the funding is deployed. Repayment is collected automatically through Choco Up’s collection system.

Financing Products

Upstart

Upstart is Choco Up’s flagship revenue-based financing solution tailored for asset-light merchants. Choco Up offers flexible, non-dilutive growth capital, which enables them access to meaningful funding, empowering businesses to invest freely in areas they believe will drive growth—whether that’s marketing, inventory, product development, or market expansion. Upstart offers flexible payment solutions tailored to the cash flow patterns of asset-light merchants. Customers repay funding through a fixed percentage of their revenue, ensuring payments scale in alignment with business performance. The funding tenure typically spans four to seven months, with fees applied on a risk-adjusted basis—providing affordability and adaptability to businesses with limited assets or variable income streams. Upstart sets to provide funding of up to US$100,000 without requiring any equity, which is catered to meet the needs of small-scale investments or short-term growth projects.

Choco Up’s Upstart solution contributed over 70% of its total net revenue for the years ended December 31, 2023 and 2024, respectively.

Upfront

Upfront is Choco Up’s trade and invoice financing solution tailored for more mature merchants seeking to accelerate expansion. It allows customers to turn non-due invoices into immediate capital. Leveraging Choco Up’s proprietary credit assessment framework, merchants gain access to flexible payment terms, enabling them to replenish inventory, support sales growth, and broaden market coverage without delay. Customers are assigned a credit threshold based on Choco Up’s internal credit policies, and upon account creation on Choco Up’s platform, it may then upload invoices through Choco Up’s platform. Buyer credit limits are automatically determined using Choco Up’s risk models, and invoices are accepted seamlessly via API integration. Upon reaching the invoice due date, buyers remit payments directly to Choco Up. In cases of buyer default, Choco Up’s third-party insurance solution covers up to 90% of the claimed loss—significantly mitigating financial exposure. Upfront provides a streamlined and secure funding channel to support ambitious merchants looking to strengthen liquidity and drive sustainable growth. Choco Up’s customers are given a fixed payment option with a tenure of one to three months.

Uplift

Uplift is Choco Up’s embedded financing solution, designed for merchants seeking to accelerate business development through strategic growth initiatives. When a customer requests funding via Uplift, the financing is seamlessly embedded within Choco Up’s partners’ growth solutions—directly routed to the service provider—allowing merchants to acquire critical tools and services with enhanced financial flexibility. Merchants benefit from a range of payment options, including both flexible and fixed repayment structures. Tenure periods can vary from one to twelve months, providing high adaptability to accommodate diverse operational and budgeting needs. This tailored approach empowers businesses to invest in growth without upfront financial strain.

Choco Up’s Uplift solution accounted over 20% of its total net revenue for the years ended December 31, 2023 and 2024, respectively.

Tools and software products

Virtual Wallet

Virtual Wallet is a tool on Choco Up’s platform that automates Choco Up’s customers’ repayment process by leveraging the technological infrastructure of third parties, any data obtained is safeguarded by their corresponding IT infrastructures. Customers who use Choco Up’s products may choose to set up their own Virtual Wallet accounts. All of their sales from different channels are deposited daily into their virtual bank accounts under Virtual Wallet. For customers utilizing Choco Up’s Upstart product, repayments are processed in real time by charging the pre-agreed percentage from each incoming deposit directly to Choco Up’s account. Customers can retain surplus funds within their Virtual Wallet or initiate transfers to their designated corporate bank accounts at any time. At the end of each day, Choco Up provides a comprehensive digital invoice and summary outlining the automated fund repayment Choco Up receives, as well as the underlying revenue transactions.

Use of the Virtual Wallet is optional for Choco Up’s customers. Those who prefer to operate through their own corporate bank accounts may do so without restriction. In such cases, the pre-agreed repayment amount is automatically retrieved in real time via electronic direct debit to Choco Up’s account.

API Integration System

Choco Up’s platform integrates a wide range of customer data—including, but not limited to, sales and marketing metrics, cash flow details, payment records, and accounting information—to power up predictive modeling and support robust credit decision-making. The incorporation of alternative data enhances Choco Up’s ability to assess customer resilience, monitor business health, and deliver tailored financing solutions. Many of the digital merchants that Choco Up works with operate via online e-commerce platforms and payment gateways. Upon signing up for funding, they authorize us to access store level data, including, but not limited to, sales volume and average order value, via a direct application programming interface (API) plug-in integrated with their respective platforms. Through the API integration system, calculations and fund deductions are performed in real time basis based on actual revenue inflows. Continuous access to operational data allows us to track merchant growth, identify early signals of risk, and optimize financing strategies dynamically.

Ecosystem and Partners

Choco Up’s ecosystem consists of its proprietary platform, customers, and business partners, which is a dynamic and interconnected network that provides essential services for the expansion of Choco Up’s customers’ businesses. Choco Up has strategically partnered with trusted key value-chain partners across different industries and offerings to deliver a suite of curated business growth services, enhancing its customers’ operational capabilities. These partnerships are integral to Choco Up’s ecosystem, ensuring holistic and integrated support that spans all aspects of their business operations. Choco Up leverages its partners’ infrastructure to automate and enhance its platform and technology, particularly its funding solutions. By utilizing their infrastructure, Choco Up is able to automatically collect the pre-agreed fund amount from its customers’ revenue without requiring further action from them, creating a seamless user experience and reducing the chances of non-performance. In addition, Choco Up is also working on the development of integrated solutions where its financing products will be available within its partners’ dashboards, offering their customers pre-approved financing options from Choco Up.

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After identifying the unique business profiles and growth opportunities of its customers, Choco Up conducts targeted analysis to match them with strategic partners suited to support their development. Choco Up’s customers benefit from access to a comprehensive suite of operational and value-add solutions, including e-commerce platforms, logistics and shipping solutions and revenue optimization tools, in order to foster the fundamental infrastructure of their business. These partner services extend into promotional campaigns and strategic advisory, guiding Choco Up’s clients through critical growth milestones. Choco Up further enhances customer value by offering discounted or preferential rates when engaging with its ecosystem partners, boosting their ability to expand and grow revenue. Beyond products and services, Choco Up fosters a vibrant entrepreneurial community through exclusive founders-only events and networking forums. These gatherings promote peer-to-peer learning, collaboration, and industry-specific support in a dynamic, growth-oriented environment. Additionally, Choco Up implements a rewards program designed to incentivize customer loyalty and retention. By rewarding continued engagement and successful milestones, Choco Up strengthens its ecosystem’s long-term sustainability and mutual success.

Choco Up’s strategic partners gain access to a wide and expanding market through its financing solutions, which unlock large-scale sales opportunities. This does not only amplify the benefits for Choco Up’s customers by enriching Choco Up’s service offerings but also reinforces a mutually beneficial relationship with Choco Up’s partners alongside the network expansion. In addition, Choco Up’s financing products support the growth of Choco Up’s partners’ customers, helping them to grow their sales through marketing, inventory replenishment and cross-border expansion. To further incentivize collaboration, Choco Up also offers referral fee and profit-sharing schemes with its partners, that foster mutual gains. As Choco Up forges more partnerships, this ecosystem grows stronger, driving compounding value and collective success for all parties involved.

Customers

Choco Up offers its financing solutions to a range of businesses, mainly comprising of e-commerce and digital service providers. Through its consistent cooperation with them, Choco Up has established a strong reputation in the industry which encourages business opportunities to attract potential customers. The table below presents a summary of the customers Choco Up works with as of December 31, 2024.

Category	Number of Customers
E-commerce and digital service providers	274
Others	471
Total	745

Branding, Marketing and Business Development

Choco Up has implemented various marketing initiatives to elevate brand awareness and promote its financing solutions. As of December 31, 2024, Choco Up had a team of twenty-four (24) business development employees and four (4) marketing employees.

Choco Up’s business development team plays a central role in driving Choco Up’s business growth through a strategic focus on inbound lead engagement, relationship management, and cross-functional collaboration. Choco Up’s business development team engages with prospective clients and nurtures long-term relationships, and works closely with marketing and product teams to align strategies. By leveraging data insights, they are able to optimize efforts to improve conversion rates and drive revenue growth. Their emphasis on maintaining existing business relationships and collaborating with other internal teams helps to expand Choco Up’s customer base and sustain Choco Up’s business growth.

Choco Up’s brand image is continually reinforced by the compelling success stories of Choco Up’s customers who have thrived with the support of Choco Up’s innovative financing and growth solutions. Choco Up actively showcases these compelling case studies through a mix of channels such as social media, newsletters, blogs, and industry events, amplifying their achievements and highlighting the positive impact to its services have brought to their businesses. By spotlighting measurable outcomes and authentic testimonials, Choco Up fosters confidence in its brand and inspires prospective clients to envision their own growth journey with Choco Up. Choco Up’s commitment to transparency and customer success is reflected in Choco Up’s efforts to spotlight these testimonials, cultivating trust and credibility within Choco Up’s community and beyond.

Choco Up has introduced a number of initiatives to enhance its brand reputation, including the building of its own social media channels which are updated regularly to establish a strong digital presence, thereby attracting its targeted customers who primarily engage in e-commerce. Choco Up also leverages social media to spotlight new partnerships and elevate its CEO’s profile, attracting more investors and partners. For example, in December 2024, Choco Up’s CEO was interviewed by The Peak’s in their article regarding Singapore’s Top 10 business leaders; Choco Up’s recent partnership with Gen AI in July 2024 was published by e27 and China Business News; and Choco Up’s partnership with First Page Digital in November 2023 was published by MENAFN. In addition, Choco Up collaborates with early partners to share the story of its company at their events, increasing brand visibility within its targeted audience.

Choco Up regularly hosts lead generating and networking events, which create meaningful in-person experiences for its customers and partners and allow them to connect with its team. This strengthens and fosters mutual trust, a critical factor in client decision-making. Choco Up partners with e-commerce platforms to collaborate on various sales and marketing initiatives. In addition, Choco Up also organizes co-branded marketing activities both online and offline with its partners whose solutions complement Choco Up’s, attracting and converting customers.

Risk Management

Choco Up has built a disciplined and comprehensive process to effectively mitigate risks. Its underwriting process leverages a unique framework that designed specifically for enhancing its credit assessment capabilities through five key sources in the gathering of information:

●	Automated Data Feeds. Choco Up utilizes automated data feeds obtained from APIs, eliminating the need for manual intervention and ensuring timely, authentic and accurate data acquisition.

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●	Extracted from External Databases. Choco Up’s model incorporates data sourced from external databases, including government and industry-specific repositories, as well as third-party data providers, enriching Choco Up’s information pool for better decision-making.
●	Integrated Data. Choco Up integrates data from clients’ systems, providing a comprehensive view of credit-related information that enhances its assessment process.
●	Obtained through Online Platforms. Choco Up acquires additional data from online platforms such as social media and public websites, which offer valuable insights to improve the predictive capacity of its credit model.
●	User Uploaded Data. Clients can upload data through Choco Up’s online portals, allowing Choco Up to incorporate their specific information and preferences directly into the modeling process.

Choco Up’s management team is comprised of seasoned professionals with extensive expertise in risk management. Their specialized knowledge enables Choco Up to proactively identify, assess, and mitigate potential risks, as well as integrate risk management principles into Choco Up’s strategic decision-making process. Choco Up’s credit and risk team as well as compliance and legal team are responsible for the underwriting process, the teams are comprised of seven (7) and two (2) members, respectively. They assess the credit risk for each of Choco Up’s customers in accordance with internal guidelines which set forth their respective approval rights regarding specified products. A strong collection function serves as one of the key risk management measures. Choco Up applies a data-driven and customer-centric strategy across all stages of deals. The collections function is aligned with Choco Up’s overall risk appetite to ensure compliant and efficient recovery efforts. Specifically, Choco Up’s compliance and legal team is responsible for continuously monitoring and assessing operational risks, ensuring all internal and external documentation complies with applicable policies and regulations.

Though its financing products are flexible, Choco Up imposes certain requirements on its customers to enhance its credit control and risk management. To qualify, potential customers must be in business for at least six months, achieve monthly sales of at least US$10,000, and operate primarily in Singapore, Hong Kong, Australia, or Malaysia. In addition, Choco Up uses proprietary algorithms to determine funding offers based on its potential customers’ revenue and transaction data, ensuring fair and transparent fee structures, thereby calculating predictable repayment terms. In addition, Choco Up mitigates the risks by requiring customers to provide personal or corporate guarantees, and typically requiring customers to give instructions to relevant payment gateways to authorize them to pay future receivables to Choco Up directly until the total purchase price is fully repaid.

The key steps of Choco Up’s risk management process are set out below:

Information Gathering

Prior to the allocation of funds, Choco Up starts its underwriting process by gathering information on its customers. These include (i) basic business details such as company name, registration number, and contact information; (ii) official business registration documents which it then verifies; (iii) financial statements, credit reports, and third-party data that helps to assess its customer’s financial health; (iv) research on the customer’s industry reputation through reviews, news articles, and reports; (v) verification of customer’s past legal issues or sanctions to ensure legal compliance; (vi) gathering of feedback from its customer’s clients to gauge their experiences and satisfaction; (vii) conducting background checks on key personnel to ensure their professional records are clean; and (viii) site visits are conducted to verify operations and meet key personnel when necessary.

Data Analysis

Once relevant data is collected from integrated platforms and supplemental submissions, Choco Up initiates a comprehensive analysis to evaluate customer eligibility for its financing solutions. This assessment leverages a combination of quantitative and qualitative methodologies to form a well-rounded understanding of each applicant’s resilience and financial health, including:

●	Quantitative models. These models utilize statistical techniques and machine learning to analyze data and predict default probabilities. Key models include Probability of Default, which estimates the likelihood of default; Loss Given Default, which assesses potential loss in case of default; Exposure at Default, which calculates total borrower exposure at default; and Expected Loss, which combines PD, LGD, and EAD to estimate total expected loss.

●	Stress testing. This involves simulating adverse economic scenarios to assess how a customer’s financial health could potentially be impacted, which helps Choco Up understand their resilience under various conditions.

●	Alternative data and behavioral analysis. Choco Up incorporates alternative data sources such as social media activity, transaction history, and behavioral patterns to gain deeper insights into a customer’s creditworthiness.

●	Machine learning. Models such as Random Forest are particularly effective at processing large datasets and uncovering complex, nonlinear patterns that may be missed by traditional statistical approaches. By leveraging these technologies, Choco Up can enhance the accuracy of risk profiling, identify predictive indicators of repayment behavior, and reduce the incidence of unperformed deals.

●	Big data analytics. This model enables the processing of large volumes of information to identify trends and correlations that could guide Choco Up’s credit risk decisions.

●	Qualitative analysis. Choco Up assesses factors such as the customer’s industry, management quality, competitive position, and market conditions.

Thereafter, Choco Up’s team will create a preliminary credit model based on the customer’s bank and financial statements and other operational information gathered. This preliminary credit model will help determine a proposed funding amount for the customer and screen out those with weak cash flow performance.

API Integration

If the client accepts Choco Up’s proposed funding terms, the credit model team runs a comprehensive credit model using the collected dataset. If the client has an online platform, they will connect via API to share sales and marketing data and authorize Choco Up to access their authentic data directly. Choco Up’s platform supports API connections with various sales channels, payment channels, as well as analytics platforms. If Choco Up’s client operates any of these platforms, they are welcome to connect it to Choco Up’s platform via API. However, if they do not operate their business on these platforms, Choco Up can also conduct assessments on their operating results through obtaining relevant documentations or financial statements.

Direct Payment Mechanism

Choco Up’s customers are typically required to give instructions to relevant payment gateways to authorize them to pay future receivables to Choco Up directly until the total purchase price is fully repaid.

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Continuous Monitoring

Once funding is provided to its customers, Choco Up monitors their business performance through its proprietary platform, which integrates real-time data. This platform tracks key performance indicators and financial health, enabling proactive decision-making by identifying trends and risks early on. It also supports Choco Up’s collections team in managing repayments and reducing defaults. For underperforming companies, a dedicated customer success team works closely with them to address challenges and develop tailored growth strategies. This integrated approach ensures continuous monitoring and drives the sustained success of Choco Up’s portfolio companies.

Adverse Events

In the adverse event that Choco Up’s customers’ earnings are below expectations and they are struggling to meet their payment obligations. Choco Up’s remedial measures are as set out below:

●	Regular monitoring. Regular monitoring of financial performance and KPIs help detect early signs of distress.

●	Adjusting payment terms. Adjustment of payment terms to make them more manageable.

●	Diversification of revenue streams. Encouraging customers to diversify their revenue streams for stability and introducing business opportunities to them.

●	Escalation procedures. This calls for more frequent financial reviews as well as communication with customers to facilitate them in countering potential challenges.

●	Support and advisory services. Choco Up offers tailored solutions and advisory services to improve customer’s financial management.

However, in the rare event that its customer wishes to terminate their business, Choco Up has adopted relevant measures to protect parties involved. Its remedial measures are as set out below:

●	Early detection and communication. Encourage open communication with the customer to detect any signs of business termination, allowing time to address the issue.

●	Review contractual agreements. Examine the terms related to termination, including notice periods, penalties, and obligations the client must fulfill.

●	Recovery strategies. Implement strategies to collect outstanding receivables, including negotiating payment plans or taking legal action if necessary.

●	Asset liquidation. Work with the customer to liquidate assets, such as equipment or inventory, to recover outstanding payments.

●	Legal activities. Engage legal counsel to navigate the termination process and explore all legal avenues to recover debts.

●	Restructuring options. Explore business restructuring or find potential buyers to avoid complete termination.

●	Financial counseling and support. Offer financial advice to help clients manage obligations and explore ways to revive their business.

●	Personal guarantors. Involve personal guarantors to take responsibility for the payment if the customer is unable to fulfill their obligations.

Data and Privacy

Choco Up collects data from its potential customers primarily for the purpose of conducting credit assessments. Potential scope of data collection includes, but not limited to, the number of orders, number of customers, revenue, refunds, Virtual Wallet transactions, and direct debit collections. The scope of data collection is reviewed regularly to align with its business and R&D needs. Choco Up collects both real-time data as well as data that are synchronized on a scheduled basis. Real-time data are primarily from its Virtual Wallet transactions, which are made available by web hooks and/or callbacks from user actions. Data that are synchronized on a scheduled basis are primarily from third-party e-commerce and marketing platforms, through scheduled API calls that are integrated to the corresponding platforms and services to retrieve the relevant data. Data collected are stored in Choco Up’s database through the AWS Simple Storage Service.

Choco Up treats all information it collects as confidential. It does not disclose any information gathered whether from customers or any third party unless such disclosure is approved by the data subjects. Choco Up has implemented adequate and appropriate electronic, physical, and managerial measures to safeguard and secure its data assets, including the implementation of Amazon Web Service. Through its application, data will be encrypted in transit using SSL and encrypted in storage through the functionality of its integrated database. Credentials will be hashed before storage. When sharing data externally, customers are required to grant access to Choco Up and agree to its privacy policy and terms of use.

Choco Up’s electronic measures include:

●	Access control. Choco Up limits the access to sensitive data to only those who need it to perform their jobs. It implements a role-based access control system to ensure that the data stored is accessed appropriately on a need-to-use basis.
●	Encryption. Choco Up encrypts sensitive data both at rest and in transit through strong encryption algorithms to protect them from unauthorized access. It ensures that encryption keys are kept secure.
●	Network security. Choco Up uses firewalls, intrusion detection systems, and other network security measures to protect its data against external threats. It also continuously monitors its network traffic to identify suspicious activities.
●	Complex passwords. Choco Up enforces the use of complex passwords and encourages the use of password managers and multi-factor authentication to enhance data security.
●	Software updates. Choco Up regularly updates its software and other electronic systems with the latest security patches, which help protect its software against technological threats.

Choco Up’s Virtual Wallet incorporates several additional safeguards to prevent potential financial losses as a result of hacking. It salts and one-way hash passwords using SHA-256, ensuring that they are irreversible. Only senior backend developers on Choco Up’s technical team have access to the database, and their accounts are secured by two layers of protection—AWS IAM and native database access controls. In addition, Choco Up relies on the IT infrastructure of third-party Fintech companies to further safeguard relevant data. Choco Up’s physical measures include conducting regular data backups in secured, off-site locations to ensure the protection of important information. Choco Up’s managerial measures include the hosting of regular employee training sessions to educate them on data security policies and best practices; the development of a regularly updated incident response plan in the event of a breach, which aims to address data breaches and other security incidents; as well as regular internal reviews to ensure that Choco Up’s data security policies comply with relevant laws and regulations.

Choco Up’s technology team plays a key role in overseeing information security and data security. They conduct regular vulnerability assessments of Choco Up’s technology infrastructure and ensure appropriate data protection measures are in place. As of the date of the Proxy Statement, Choco Up has not experienced any cyberattacks, data breaches, or loss of confidential user data.

Regulatory and Compliance

Choco Up operates across multiple jurisdictions within a complex and rapidly evolving regulatory environment and are subject to a wide range of laws and regulations. Choco Up primarily operates its business in Singapore, Hong Kong, Australia and Malaysia, and is thus subject to laws and regulations in these jurisdictions.

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Choco Up purchases a predetermined amount of the customer’s future receivables. In return, the customer disburses a specified fixed percentage of their cash inflow on a regular basis (e.g. daily, weekly or monthly) to Choco Up, which includes repayment of the purchase price and the service fees charged by Choco Up. This model allows customers to access immediate funding without traditional debt obligations, while Choco Up generates revenue through the difference between the purchase price and the total receivables collected. Choco Up believes it is not required to obtain any money-lending licenses in the key jurisdictions where it operates, including Hong Kong, Singapore and Malysia, as advised by its local counsel in these jurisdictions. Additionally, under Australian law, operating money-lending business does not require a license, therefore Choco Up is not obligated to obtain the money-lending license to conduct its business in Australia.

To ensure regulatory compliance, Choco Up has implemented the following internal control measures:

●	Payment screening. Choco Up has implemented a risk-based approach to tailor its compliance and internal control policies to specific risks.
●	Regulatory compliance. Choco Up consistently monitors regulatory changes and conduct regular audits to ensure compliance with evolving local and international laws.
●	Multi-layered security controls. Choco Up has implemented advanced fraud detection systems to prevent fraudulent activities, and utilizes encryption to secure sensitive information during data transmission.
●	Risk assessments. Choco Up conducts regular risk assessments and scenario analyses to identify vulnerabilities and develop corresponding strategies to address potential risks.
●	Documentation and reporting. Choco Up maintains detailed records of all cross-border transactions, including compliance checks and approvals. Choco Up also ensures that it provides regular updates on its compliance status to stakeholders to ensure transparent reporting.
●	Training and awareness. Choco Up provides regular training to employees on compliance requirements and its importance.
●	Collaboration with regulators. Choco Up maintains open communication with regulatory authorities to stay informed on new laws and regulations, as well as best practices. It has also established a feedback mechanism with regulators to receive relevant guidance and adjust its approaches accordingly.
●	Technology utilization. Choco Up leverages its advanced technologies to enhance compliance processes and detect anomalies, especially the security of its payment infrastructure to ensure its ability to handle cross-border transactions.

Research and Development

Choco Up is committed to the continual development and enhancement of its technologies. Choco Up focuses on the application of big data and artificial intelligence, leveraging AI agents to enhance its data analytics, credit assessment and risk management processes, which enables a more accurate and efficient underwriting process.

Choco Up focuses on several key initiatives to improve efficiency and product differentiation. In terms of technology development, Choco Up is working on (i) migrating its system to Infrastructure as Code (IaC), which will streamline cloud infrastructure updates, enhance stability, and support system continuity; (ii) optimizing its integration frameworks to enhance efficiency and deliver better outcomes; (iii) revamping its framework to reduce maintenance and deployment costs through the minimization of manual work; and (iv) enhancing its credit efficiency through AI agents development and various tools, from automating document data extraction to generating and summarizing opinions, thereby creating data-driven and prompter decision making thus accelerating customer acquisition. In terms of underwriting and credit assessment process improvement, Choco Up focuses on the combination of financial modeling, real-time analytics, and machine learning to improve risk analysis. In terms of product development, Choco Up is in the process of automating its invoicing process and improving its payment infrastructure to enhance its collection capabilities, which ensures timely payments from customers. Such R&D outcomes will be modularized and launched as new product features for external market use, which will be available to the market as a possible income stream.

Choco Up’s R&D process typically begins with the identification of a user requirement by any of Choco Up’s internal teams. Once the requirement is recognized, it is analyzed collaboratively by a business analyst, a system analyst, and the relevant business representative to ensure a comprehensive understanding from different users’ perspectives. After the analysis, the requirement is handed over to the tech team for further action. The tech team then proceeds to develop a prototype or minimum viable product based on the analyzed requirements. This structured approach ensures that user needs are accurately captured and translated into practical solutions, aligning technical development with both business objectives and user expectations.

Choco Up has been continuously investing in research and development. As of December 31, 2024, its research and development team comprises of twelve (12) employees. For the year ended December 31, 2023 and 2024, Choco Up’s research and development expenses accounted approximately 15% to 20% of its total net revenue.

Competition

The APAC region still represents a massive and rapidly growing MSME financing market, driven by over 100 million MSMEs across the region. MSMEs in these markets face persistent financing gaps due to limited collateral, stringent bank lending criteria, and underdeveloped credit histories. While there are many alternative financing players in the region, revenue-based financing is gaining traction as a flexible, non-dilutive alternative to traditional debt and equity, especially for startups and digital businesses with recurring or predictable revenue streams. The region benefits from high digital adoption, government support for fintech innovation, and growing investor interest in alternative credit models.

Employees

As of December 31, 2023 and 2024, Choco Up had a total of 35 and 59 employees, respectively. As of December 31, 2024, 15 of its employees were located in Singapore, 43 were located in Hong Kong and 1 was located in Malaysia. The table below provides a breakdown of the number of its employees categorized by function as of December 31, 2024:

Functions	Number of employees
R&D	12
Business Development (including partnership, account management and sales)	24
Credit	7
Marketing	4
Back-office support (e.g. Finance, Compliance and Legal, HR and Admin)	12
Total	59

Choco Up enters into standard employment contracts with a confidentiality clause with all its employees as well as its management. Choco Up offers its employees competitive compensation packages and a supportive work environment that encourages employees to take initiative and grow. Choco Up has adopted clear promotion criteria, including performance metrics and leadership qualities, which are communicated to all employees, to foster fairness and openness. Choco Up provides training and development programs to employees at orientation to tailored to each job function and set of responsibilities to enhance performance and foster their growth. Choco Up also offers continuing education funding to support professional growth by enabling staff to pursue courses, certifications, and workshops. Choco Up’s efforts have helped it to attract and retain qualified personnel and maintain a stable core management team.

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As required by applicable laws and regulations, Choco Up contributes to the mandatory provident fund or similar statutory employ benefit schemes and obtain insurance policies for its employees in jurisdictions where Choco Up operates.

Choco Up believes that it maintains a good working relationship with its employees, and it has not experienced any major labor disputes. None of its employees are represented by labor unions.

Intellectual Property

Choco Up protects its intellectual property through trademarks and contractual rights, including confidentiality provisions and non-compete provisions in employee contracts, third-party nondisclosure agreements and other contractual rights established with its key employees, its strategic partners, and other third parties with whom it does business. Choco Up also regularly monitors any infringement or misappropriation of its intellectual property rights.

As of December 31, 2024, Choco Up does not hold any patents. Choco Up has registered trademarks for its brand in Singapore, Hong Kong and Australia. In addition, Choco Up does not have pending patent applications for its proprietary platform in its operating regions.

Properties and Facilities

Choco Up is headquartered in Singapore, where the office serves as the central hub for key management personnel, including the founder, along with its sales and marketing teams. As of the date of this Proxy statement, Choco Up leases approximately 300 square meters of office space in Singapore. In addition, Choco Up leases approximately 400 square meters of office space in Hong Kong to support regional operations. It does not maintain any leased office premise in Malaysia or Australia.

Insurance

Choco Up provides pension insurance, work-related injury insurance and medical insurance for its employees. Choco Up currently does not maintain insurance policies covering damage to its network infrastructure or information technology systems. Choco Up also does not maintain business interruption insurance, general third-party liability insurance, product liability insurance or key personnel insurance.

Legal Proceedings

Choco Up may from time to time be subject to various legal, arbitral or administrative proceedings or claims arising out of its ordinary course of business. Choco Up is currently not a party to any material legal, arbitral or administrative proceedings. For more details, see “Risk Factors—Risks Related to Choco Up’s Business and Industry.”

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DIRECTORS AND EXECUTIVE OFFICERS

In accordance with Section 7.11 of the Merger Agreement, immediately after the Effective Time, the board of directors of ListCo shall consist of no more than six (6) directors, covering the five (5) existing directors of ListCo before the Closing, and one (1) to be designated by Choco Up as a director and the Chairman of the Board in writing at least ten (10) business days prior to the Closing. Each director shall have one vote, while the Chairman of the Board shall have additional one vote or a casting vote in the case of an equality of votes.

As of the date of this proxy statement, all five (5) directors currently serve as directors of PLUT are expected to remain on the board of directors of ListCo following the consummation of the Merger. Mr. Chun Lok Yeung currently serves as Chief Financial Officer of PLUT is also expected to remain as Chief Financial Officer of ListCo following the consummation of the Merger.

The following table provides certain information about those persons who are expected to serve as directors and executive officers of ListCo following the consummation of the Merger.

Directors and Executive Officers	Age	Position / Title
Percy Hung	42	Chairman, Director and Chief Executive Officer
Zhisheng Zhao	54	Director
Ting Kin Cheung	42	Director
Wing Cheung Yan	59	Independent Director
Tin Shun Lui	43	Independent Director
Wing Yan Lam	37	Independent Director
Chun Lok Yeung	37	Chief Financial Officer
Heng Tam	38	Senior Vice President

The following is a brief biography of each of our executive officers and directors:

Percy Hung – Chairman, Director and Chief Executive Officer

Mr. Percy Hung, our Chairman, director and Chief Executive Officer, is an entrepreneur based in Singapore. Since 2018, Mr. Hung is the Founder and Chief Executive Officer of Choco Up, a leading growth and fintech platform in the Asia Pacific, where Mr. Hung is responsible for driving sales, marketing, and business strategy. Prior to that, Mr. Hung has founded a number of start-ups in the retail and food and beverage space. Mr. Hung holds a degree in Aerospace Engineering from the Georgia Institute of Technology.

Zhisheng Zhao – Director

Mr. Zhisheng Zhao, our founder, is a merchant whose main business is developing and investing real estate and urban redevelopment in mainland China. Mr. Zhao has been a top manager, director and shareholder in several private companies in China for more than five years. These include Greenhome Holding Co., Ltd., a company with projects focusing on residential, commercialization development, operations and sales located in many areas in Guangdong Province; Shenzhen Zhengzhan Technology Investment Co., Ltd. (深圳正展科技投資有限公司) and Shenzhen Chuangrui Sike Technology Co., Ltd. (深圳創銳思科技有限公司), a high technology and electronic company focused on 3-D, VR and AR. Mr. Zhao entered the Hong Kong financial market when he founded Plutus group of companies in 2018. He has invested over HK$50 million as capital to develop Plutus Securities Limited, Plutus Asset Management Limited and their related companies. Mr. Zhao’s extensive business experience and connections are highly valuable to the recruitment of new customers and the development of our synergistic relationships for our brokerage services and asset management businesses.

Ting Kin Cheung – Director

Mr. Ting Kin Cheung, our director, has accumulated over 16 years of experience in finance, accounting, company secretary position, initial public offering, merger and acquisition, fund raising and debt restructuring. Mr. Cheung was previously the senior accountant of Ernst & Young from September 2006 to November 2009, the assistant vice president of TGX Capital Limited (a company engaged in private equity investment funds) from May 2010 to November 2011, a financial controller of Seige Communication Limited from December 2011 to October 2013 and CFO and company secretary of Richly Field Development Limited (stock code: 313), a company listed on the Main Board of the Stock Exchange, from October 2013 to March 2019.

Mr. Cheung has been the business development director of Plutus Securities Limited, a licensed corporation under the SFO to engage in Type 1 (dealing in securities) regulated activities, since January 2019 and Plutus Asset Management Limited, a licensed corporation under the SFO to engage in Type 4 (advising on securities) and Type 9 (asset management) regulated activities, the director of Parkville Financial Limited, a company regulated under the Money Lenders Ordinance (Cap. 163 of the Laws of Hong Kong) since August 2019, Infinity Credits Co., Limited, a company regulated under the Money Lenders Ordinance (Cap. 163 of the Laws of Hong Kong) since November 2019, an independent non-executive director of B&D Strategic Holdings Limited (stock code: 1780), a company listed on the Main Board of the Stock Exchange, since April 2019. Mr. Cheung was a director of Guardians Asset Management Limited, a licensed corporation under the SFO to engage in Type 9 (asset management) regulated activities from March 2017 to February 2024.

Mr. Cheung obtained a degree of Bachelor of Commerce Accounting and Finance from the Curtin University of Technology, Australia in January 2004 and a Master of Finance from the Australian National University in January 2005. Mr. Cheung is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a member of the Certified Practising Accountant Australia.

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Wing Cheung Yan – Independent Director

Mr. Wing Cheung Yan has over 30 years of experience with regard to auditing, corporate finance, financial management and corporate governance issues. Mr. Yan previously worked in companies listed in Hong Kong and the United Kingdom with various senior roles. Mr. Yan was finance director of DIT Group Ltd. (stock code: 726), a company listed on the Main Board of the Stock Exchange, from May 2018 to October 2019; and chief financial officer of Green Dragon Gas Limited (AIM: GDG), a company listed on the Alternative Investment Market of the London Stock Exchange, from May 2007 to May 2017; and executive director, group financial controller and company secretary of Chinese People Holdings Company Limited (stock code: 681), a company listed on the Main Board of the Stock Exchange, from July 2005 to April 2007. Prior to joining the commercial sector, Mr. Yan worked in renowned Big 4 international audit firms. Mr. Yan graduated from the Hong Kong Polytechnic with a Professional Diploma in Accountancy, and from the University of Bradford, United Kingdom, with a Master’s degree in Business Administration. Mr. Yan is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants, and an associate member of the Hong Kong Independent Non-Executive Director Association.

Tin Shun Lui – Independent Director

Mr. Tin Shun Lui has over 15 years of experience in finance and accounting. Mr. Lui started his career as an accountant in assurance and advisory business services with Ernst & Young, an international accounting firm from September 2004 to August 2007. Thereafter, Mr. Lui joined Guotai Junan Capital Limited, a company principally engaged in dealing in securities and advising on corporate finance, where he was responsible for handling corporate finance transactions from August 2007 to February 2009. From March 2009 to February 2012, Mr. Lui joined Biocarbon Capital Limited as Vice President, a boutique investment firm specializing in natural resources and entertainment, where Mr. Lui was responsible for investor relationship and business development. From February 2012 to July 2015, Mr. Lui was employed by Celestial Capital Limited, a company principally engaged in dealing in securities and advising on corporate finance, where Mr. Lui was served as the Senior Vice President responsible for business development and capital market activities. From August 2015 to August 2019, Mr. Lui joined South China Capital Limited, a company principally engaged in dealing in securities and advising on corporate finance, as a director and head of the equity capital market department. Since September 2019, Mr. Lui started Delight City Capital Limited, a boutique investment firm which focuses on special situation and overseas property investments, where Mr. Lui is responsible for principal investment, business development, and overall leadership of the company. Mr. Lui obtained a Bachelor of Arts degree in Economics from the Queen’s University in Ontario, Canada in May 2004. Mr. Lui is a member of the Hong Kong Institute of Certified Public Accountants.

Wing Yan Lam – Independent Director

Ms. Wing Yan Lam has over 10 years of experience in accounting, auditing, and financial reporting. From September 2011 through January 2014, Ms. Lam was a Senior Accountant with PKF Hong Kong, where she worked on audits of Hong Kong listed companies and U.S. listed companies which engaged in the manufacturing, trading and payment platform service sectors, as well as small and mid-size enterprises. From January 2014 to November 2014, she was a Senior Accountant at RSM Hong Kong, focusing on audits of companies engaged in the manufacturing sector. From November 2014 to November 2016, Ms. Lam was a Senior Accountant II at Ernst & Young Hong Kong, where she audited manufacturing and trading companies, led audit teams for field review, and evaluated and analyzed financial results, internal control designs, and financial reports. From December 2016 to November 2017, she was finance manager of Triangular Force Construction Engineering Limited, a wholly-owned subsidiary company of State Innovation Holdings Limited (currently known as Beaver Group (Holding) Company Limited) (stock code: 8275), a company listed on GEM of the Stock Exchange, where she was responsible for the entire listing and interim reporting process. From January 2017 to July 2018, she served as financial manager for Perfect Ease Holdings Limited, where she was responsible for the listing and interim reporting process, advised on internal control systems, and prepared accounts and consolidated financial statements. From September 2018 to May 2021, she served as Chief Financial Officer of Wellfit Paper Products, where she was also responsible for the listing and interim reporting process, advising on internal control systems, and preparing accounts and consolidated financial statements. Since May 2021, she has served as Head of Advisory for Soar Harvest Consultants Limited, an advisory firm providing advisory services to customers in accounting, auditing, taxation, and internal control procedures. Ms. Lam received a BBA (Hons) in Accountancy with The Hong Kong Polytechnic University in July 2011 and is current pursuing a Master of Accountancy at The Chinese University of Hong Kong. Ms. Lam is a practising member of the Hong Kong Institute of Certified Public Accountants, a member of the Taxation Institute of Hong Kong, a member of Certified Practising Accountant Australia, and a member of the Institute of Chartered Accountants in England and Wales.

 Chun Lok Yeung – Chief Financial Officer

Mr. Chun Lok Yeung has been our Chief Financial Officer since March 2019. In that position, he is responsible for preparing book-keeping entries, financial analysis and forecasting, acting as settlement staff for funds and securities, performing stock reconciliations, verifying NAV reports, liaising with the SFC on the Securities and Futures (Financial Resources) Rules (Cap. 571N of the Laws of Hong Kong) in relation to Type 1 (dealing in securities), Type 4 (advising on securities), and Type 9 (asset management) regulated activities queries, and other essential accounting and financial tasks. Prior to joining Plutus Group, from July 2018 to February 2019, he was the accountant of Global Group Securities Limited, a Hong Kong brokerage firm licensed to conduct Type 1 (dealing in securities), and Type 4 (advising on securities) regulated activities. From July 2016 to June 2018, Mr. Yeung was the Senior Finance Officer with Partners Capital Group Limited, a brokerage and asset management firm in Hong Kong and the British Virgin Islands. From July 2013 through June 2016, he was an account assistant of Tianda Pharmaceuticals Limited (stock code: 455), a company listed on the Main Board of the Stock Exchange. Mr. Yeung began his career as an accountant with Wong, Kwok, Tai & Co., a Hong Kong CPA firm. Mr. Yeung is a member of the Hong Kong Institute of Accredited Accounting Technicians and holds a Higher Diploma in Accountancy from the School of Business and Information Systems of Hong Kong.

Heng Tam – Senior Vice President

Ms. Heng Tam, our Senior Vice President, is a seasoned professional with over 10 years of experience in listed companies, corporate development and investor relations. At Choco Up, she plays a crucial role in driving strategic initiatives and fostering strong relationships with stakeholders in a dynamic environment.

Prior to joining Choco Up, Ms. Tam was instrumental in helping various listed companies in Hong Kong to enhance their corporate development initiatives, investor relations, and communications strategies, strengthening their market positioning. Her expertise in these areas has been vital in shaping the strategic direction and growth trajectories of these organizations. Since joining Choco Up in 2022, she has been driving cross-functional strategic initiatives, operational execution, and key decision-making processes - ensuring organizational coherence and effective growth strategies.

Ms. Tam obtained a Bachelor of Arts Degree in Economics in 2010 from Smith College in the United States and a Master of Science Degree in Finance in 2013 from Warwick Business School in United Kingdom.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of PLUT

The following table sets forth, as of the date of this proxy statement, the beneficial ownership of our Ordinary Shares by each executive officer and director, by each person known by us to beneficially own more than 5% of our Ordinary Shares and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 15,350,000 Ordinary Shares issued and outstanding.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers: *
Zhisheng Zhao (1)	7,301,400	47.57%
Ting Kin Cheung (2)	3,018,600	19.67%
Chun Lok Yeung	-	-
Tin Shun Lui	-	-
Wing Yan Lam	-	-
Wing Cheung Yan	-	-
All directors and executive officers as a group (five (5) individuals):	10,320,000	67.23%

Principal Shareholders	-	-
Radiant Global Ventures Limited (33)	5,676,000	36.98%
Divine Star Ventures Limited (44)	4,644,000	30.25%

⁎	Except as otherwise indicated, the business address for our directors and executive officers is 8/F, 80 Gloucester Road, Wan Chai, Hong Kong S.A.R.
(1)	Mr. Zhisheng Zhao owns 100% of the issued shares of Radiant Global Ventures Limited, which owns 36.98% of the issued shares of Plutus Group. Mr. Zhisheng Zhao also owns 35.0% of Divine Star Ventures Limited, which owns 30.25% of the issued shares of Plutus Group.
(2)	Mr. Ting Kin Cheung owns 65.0% of Divine Star Ventures Limited.
(3)	Radiant Global Ventures Limited, a company incorporated in the BVI with limited liability.
(4)	Divine Star Ventures Limited, a company incorporated in the BVI with limited liability.

Security Ownership of Choco Up

The following table sets forth information with respect to beneficial ownership of Choco Up’s ordinary shares as of the date of this proxy statement by: (i) each of its directors and executive officers, (ii) all directors and executive officers as a group, and (iii) each person who is known by it to own beneficially 5% or more of its outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Choco Up has included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The calculations in the table below are based on 50,000 Choco Up ordinary shares outstanding as of the date of this proxy statement.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers: *
Percy Hung	19,250	38.50%
Heng Tam	-	-
All directors and executive officer as a group (one (1) individual):	19,250	38.50%

Principal Shareholders:
Honest Legend Limited (1)	15,750	31.50%
Interactive Wealth International Limited (2)	8,250	16.50%
Triple Gold Enterprise Limited (3) (5)	2,500	5.00%
O & K Investment Limited (4) (5)	2,435	4.87%

⁎	Except as otherwise indicated, the business address for our directors and executive officers is 23/F, Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay, Hong Kong S.A.R.
(1)	Honest Legend Limited, a company incorporated in the BVI with limited liability.
(2)	Interactive Wealth International Limited, a company incorporated in the BVI with limited liability.
(3)	Triple Gold Enterprise Limited, a company incorporated in the BVI with limited liability that is wholly owned by Mr. Wing Hong Sammy Hsieh, owns 5% of the issued shares of Choco Up.
(4)	O & K Investment Limited, a company incorporated in the BVI with limited liability that wholly owned by Ms. Chiraseivinupraphand Sunee, who is the spouse of Mr. Wing Hong Sammy Hsieh, owns 4.87% of the issued shares of Choco Up. O & K Investment Limited also owns 16.09% of the issued shares of Honest Legend Limited, which owns 31.50% of the issued shares of Choco Up.
(5)	The aggregated total of shareholding owned by Mr. Wing Hong Sammy Hsieh and Ms. Chiraseivinupraphand Sunee of the issued shares of Choco Up is 14.94%

Pro Forma Security Ownership of ListCo upon Consummation of the Merger

Subject to certain assumptions, the following table sets forth information with respect to beneficial ownership of ListCo upon the consummation of the Merger by: (i) each of its directors and executive officers, (ii) all directors and executive officers as a group, and (iii) each person expected to beneficially own 5% or more of its outstanding ordinary shares.

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Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Choco Up has included shares that the person has the right to acquire within 60 days after the Closing, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The total number of ListCo ordinary shares outstanding upon the consummation of the Merger will be 57,850,000 New Ordinary Shares, comprising of 50,574,667 New Class A Shares and 7,275,333 New Class B Shares, which is based upon (i) all Plutus Ordinary Shares in the authorized share capital of PLUT to be re-designated as New Ordinary Shares immediately prior to the Effective Time, comprising of 13,531,167 New Class A Shares and 1,818,833 New Class B Shares, assuming no issuance of PLUT ordinary shares or equity incentives between the signing of the Merger Agreement to immediately prior to the Effective Time, (ii) 14,315 issued and outstanding Choco Up ordinary shares held by Percy Hung to be converted into 9,366,000 New Class A Shares and 2,800,000 New Class B Shares immediately prior to the Effective Time, (iii) 3,125 issued and outstanding Choco Up ordinary shares held by Heng Tam to be converted into 2,656,500 New Class B Shares immediately prior to the Effective Time, and (iv) 32,560 issued and outstanding Choco Up ordinary shares to be converted into 27,677,500 New Class A Shares immediately prior to the Effective Time. .

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Aggregate Voting Power †
Directors and Executive Officers: *
Percy Hung (1)	9,366,000	2,800,000	21.03%	34.73%
Heng Tam (2)	-	2,656,500	4.59%	29.64%
Zhisheng Zhao (3)	5,482,567	1,818,833	12.62%	22.34%
Ting Kin Cheung (4)	3,018,600	-	5.22%	1.12%
Chun Lok Yeung	-	-	-	-
Tin Shun Lui	-	-	-	-
Wing Yan Lam	-	-	-	-
Wing Cheung Yan	-	-	-	-
All directors and executive officers as a group (8 individuals):	17,867,167	7,275,333	43.46%	87.83%

Principal Shareholders:
Honest Legend Limited (5)	12,127,500	-	20.96%	4.51%
Interactive Wealth International Limited (6)	6,352,500	-	10.98%	2.36%
Triple Gold Enterprise Limited (7)(9)	1,925,000	-	3.33%	0.72%
O & K Investment Limited (8)(9)	1,874,950	-	3.24%	0.70%
Radiant Global Ventures Limited (10)	3,857,167	1,818,833	9.81%	21.73%
Divine Star Ventures Limited (11)	4,644,000	-	8.03%	1.73%

⁎	The business address of Mr. Zhisheng Zhao, Mr. Ting Kin Cheung, Mr. Chun Lok Yeung, Mr. Tin Shun Lui, Ms. Wing Yan Lam and Mr. Wing Cheung Yan is 8/F, 80 Gloucester Road, Wan Chai, Hong Kong. The business address of Mr. Percy Hung and Ms. Heng Tam is 23/F, Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay, Hong Kong S.A.R.
†	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of New Class A Shares and New Class B Shares as a single class. In respect of matters requiring a shareholder vote, each New Class A Share will be entitled to one vote, and each New Class B Share will be entitled to 30 votes upon the Closing. Each New Class B Share will be convertible into one New Class A Share at any time by the holder thereof. New Class A Shares will not be convertible into New Class B Shares under any circumstances.
(1)	Represents 9,366,000 New Class A Shares and 2,800,000 New Class B Share held by Percy’s Holding Vehicle, a holding company wholly owned by Mr. Percy Hung.
(2)	Represents 2,656,500 New Class B Shares held by Heng’s Holding Vehicle, a holding company wholly owned by Ms. Heng Tam.
(3)	Mr. Zhisheng Zhao owns 100% of the issued shares of Radiant Global Ventures Limited, which owns 9.81% of the issued shares upon the consummation of the Merger. Mr. Zhisheng Zhao also owns 35.0% of Divine Star Ventures Limited, which owns 8.03% of the issued shares upon the consummation of the Merger.
(4)	Mr. Ting Kin Cheung owns 65.0% of Divine Star Ventures Limited.
(5)	Honest Legend Limited, a company incorporated in the BVI with limited liability.
(6)	Interactive Wealth International Limited, a company incorporated in the BVI with limited liability.
(7)	Triple Gold Enterprise Limited, a company incorporated in the BVI with limited liability that wholly owned by Mr. Wing Hong Sammy Hsieh, owns 3.33% of the issued shares upon the consummation of the Merger.
(8)	O & K Investment Limited, a company incorporated in the BVI with limited liability that wholly owned by Ms. Chiraseivinupraphand Sunee, who is the spouse of Mr. Wing Hong Sammy Hsieh, owns 3.24% of the issued shares upon the consummation of the Merger. O & K Investment Limited also owns 16.09% of the issued shares of Honest Legend Limited, which owns 20.96% of the issued shares upon the consummation of the Merger.
(9)	The aggregated total of shareholding owned by Mr. Wing Hong Sammy Hsieh and Ms. Chiraseivinupraphand Sunee of the issued shares upon the consummation of the Merger shall be 9.94%
(10)	Radiant Global Ventures Limited, a company incorporated in the BVI with limited liability.
(11)	Divine Star Ventures Limited, a company incorporated in the BVI with limited liability.

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MATERIAL TAX CONSEQUENCES OF THE MERGER

Material U.S. Federal Income Tax Consequences to U.S. Holders of PLUT

General

The following is a general discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of PLUT Shares as a result of the exchange of all of the issued and outstanding share capital of ListCo for a mixture of newly issued New Ordinary Shares (the “Exchange”).

This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Exchange or any other transaction described herein; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of PLUT Shares. In particular, this summary is directed only to U.S. Holders that hold PLUT Shares as capital assets and does not address all of the tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, partnerships (including any entities treated as partnerships for U.S. tax purposes) and the partners therein, holders that own or are treated as owning 10% or more of our shares (measured by voting power or value), persons holding PLUT Shares as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate or gift taxes, the Medicare contribution tax applicable to net investment income, or the alternative minimum tax consequences of acquiring, holding or disposing of PLUT Shares.

For purposes of this proxy statement/prospectus, a “U.S. Holder” is a beneficial owner of PLUT Shares that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such PLUT Shares.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE. U.S. HOLDERS OF PLUT SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE EXCHANGE AND OF THE OWNERSHIP AND DISPOSITION OF PLUT SECURITIES AFTER THE EXCHANGE, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Tax Consequences of the Exchange

The Exchange is expected to qualify as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code. Subject to the discussion below under “Passive Foreign Investment Company Rules,” assuming that the Exchange qualifies as a reorganization within the meaning of Section 368(a)(1)(E) of the Code, a U.S. Holder that exchanges its PLUT Shares for New Ordinary Shares should generally not recognize gain or loss on such exchange; the aggregate adjusted tax basis of a U.S. Holder in the New Ordinary Shares received as a result of the Exchange should equal the aggregate adjusted tax basis of the PLUT Shares surrendered in the Exchange; and a U.S. Holder’s holding period for the New Ordinary Shares received in the exchange should include the holding period for the PLUT Shares surrendered in the exchange.

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the Exchange of PLUT Shares for a mixture of newly issued New Ordinary Shares pursuant to the Exchange and the qualification of the Exchange as a tax-free reorganization.

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to companies that are considered to be PFICs. A non-U.S. corporation will be classified as a PFIC in a particular taxable year if either:

●	75 percent or more of its gross income for the taxable year is passive income; or
●	the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50 percent.

For this purpose, cash generally is treated as a passive asset. Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income. ListCo will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, ListCo treats its consolidated variable interest entities as being owned by it for U.S. federal income tax purposes because it controls their management decisions and is entitled to substantially all of the economic benefits associated with these entities.

The determination of whether ListCo is a PFIC is made annually after the close of each taxable year. This determination is based on the facts and circumstances at that time, some of which may be beyond ListCo’s control, such as the amount and composition of its income and the valuation and composition of its assets, including goodwill and other intangible assets, as implied by the market price of its ordinary shares and ordinary shares. In particular, because the value of ListCo’s assets for purposes of the asset test may be determined by reference to the market price of its ordinary shares, fluctuations in the market price of its ordinary shares may cause ListCo to be a PFIC for the current or subsequent taxable years. In addition, the composition of ListCo’s income and assets will also be affected by how, and how quickly, it uses its liquid assets. If ListCo determines not to deploy significant amounts of cash for active purposes, or if it were determined that ListCo does not own the stock of the consolidated variable interest entities for U.S. federal income tax purposes, its risk of being a PFIC may substantially increase.

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In the event that ListCo is classified as a PFIC in any year and a U.S. Holder does not make a mark-to-market election, as described below, the holder will be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that a U.S. Holder receives in a taxable year that are greater than 125 percent of the average annual distributions that such U.S. Holder has received in the preceding three taxable years, or its holding period, if shorter), as well as any gain that such U.S. Holder recognizes on the sale of ListCo’s ordinary shares. Under these rules, (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the shares, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. Additionally, dividends paid by ListCo will not be eligible for the special reduced rate of taxes for “qualified dividends.” If ListCo is classified as a PFIC for any taxable year in which a U.S. Holder owns its ordinary shares, ListCo will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ListCo’s ordinary shares, even if ListCo ceases to meet the threshold requirements for PFIC status (unless the U.S. Holder makes a special “purging” election on IRS Form 8621 with respect to ListCo’s ordinary shares once ListCo is no longer a PFIC). Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of his or her ordinary shares at death. U.S. Holders are urged to consult their own tax advisors about the application of the PFIC rules to ListCo.

If ListCo is a PFIC for any taxable year during which a U.S. Holder holds its ordinary shares and ListCo has any direct, and in certain circumstances, indirect subsidiaries that are PFICs (each a “Subsidiary PFIC”), the U.S. Holder will be treated as owning its pro rata share of the stock of each Subsidiary PFIC for purposes of the application of these rules, and the U.S. Holder generally would be subject to similar rules with respect to distributions to ListCo by, and dispositions by ListCo of the stock of, any Subsidiary PFIC.

If ListCo is a PFIC for any taxable year, in lieu of being subject to the general rules discussed above, a U.S. Holder may elect to mark its ordinary shares to market, provided that the ordinary shares are considered “marketable.” The ordinary shares will be marketable if they are regularly traded on certain U.S. stock exchanges, including the NASDAQ Global Market, or on a non-U.S. stock exchange if (i) the exchange is regulated or supervised by a governmental authority in the country in which the exchange is located; (ii) the exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to, and perfect the mechanism of, a free and open, fair and orderly, market and to protect investors; (iii) the laws of the country in which the exchange is located and the rules of the exchange ensure that these requirements are actually enforced; and (iv) the rules of the exchange ensure active trading during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

If the U.S. Holder makes this mark-to-market election with respect to its ordinary shares, the holder will be required in any year in which ListCo is a PFIC to include as ordinary income the excess of the fair market value of the ordinary shares at year-end over the holder’s basis in those ordinary shares. If, at the end of the U.S. Holder’s taxable year for a year in which ListCo was a PFIC, the holder’s basis in the ordinary shares exceeds their fair market value, the holder will be entitled to deduct the excess as an ordinary loss, but only to the extent of the holder’s net mark-to-market gains from previous years. The holder’s adjusted tax basis in the ordinary shares will be adjusted to reflect any income or loss recognized under these rules. In addition, any gain the U.S. Holder recognizes upon the sale of the holder’s ordinary shares will be taxed as ordinary income in the year of sale, and any loss will be treated as an ordinary loss to the extent of the U.S. Holder’s net mark-to-market gains from previous years. Once made, the election cannot be revoked without the consent of the IRS unless the ordinary shares cease to be marketable.

A U.S. Holder will not, however, be able to make a mark-to-market election with respect to the stock of any Subsidiary PFIC. Therefore, the U.S. Holder would continue to be subject to the excess distribution rules with respect to any of ListCo’s subsidiaries that are PFICs, any distributions received by ListCo from a subsidiary that is a PFIC and any gain recognized by us upon a sale of equity interests in a subsidiary that is a PFIC, even if the U.S. Holder has made a mark-to- market election with respect to ListCo’s ordinary shares. The interaction of the mark-to-market rules and the rules governing lower-tier PFICs is complex and uncertain.

In some cases, a shareholder of a PFIC may be subject to alternative treatment by making a valid qualified electing fund election, or QEF election. If a QEF election is made, such U.S. Holder generally will be required to include in income on a current basis its pro rata share of the PFIC’s ordinary income and net capital gains, regardless of whether or not such earnings and gains are actually distributed to such U.S. Holder. To make a QEF election, the PFIC must provide shareholders with certain information compiled according to U.S. federal income tax principles. ListCo does not intend, however, to prepare or provide the information that would enable U.S. Holders to make QEF elections.

A U.S. Holder that owns an equity interest in a PFIC generally must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations discussed above and the availability and desirability of making a mark-to-market election.

Cayman Island Tax Consequences

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of the PLUT Shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company.

No taxes, fees or charges will be payable (either by direct assessment or withholding) to the Cayman Islands government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger consideration or the receipt of the Merger consideration by ListCo shareholders or Choco Up shareholders under the terms of the Merger Agreement. This is subject to the qualifications that (1) Cayman Islands stamp duty may be payable if any original transaction documents, including the Merger Agreement, are brought to or executed in the Cayman Islands; and (2) registration fees will be payable to the Cayman Islands Registrar of Companies to register the plan of merger and other filings required in connection with the Merger.

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WHERE YOU CAN FIND MORE INFORMATION

ListCo is subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and files annual reports with and furnishes current reports on Form 6-K to the SEC. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

The reports and other information that we file with the SEC are also available in the “News Update” section of the ListCo’s website at https://www.plutusfingroup.com/en/latest_news.php. The information provided on our website is not part of this proxy statement, and is not incorporated into this proxy statement by reference.

Requests for copies of our filings should be directed to our Investor Relations Department, at the address and phone numbers provided in this proxy statement.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR PLUT SHARES AT THE EXTRAORDINARY GENERAL MEETING. THE PARTIES HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED July 16, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

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ANNEX A

Agreement and Plan of Merger

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

Plutus Financial Group Limited

and

Choco Up Group Holdings Limited

dated as of July 9, 2025

TABLE OF CONTENTS

Article I DEFINITIONS		2
1.1	Defined Terms	2
Article II THE MERGER		21
2.1	Pre-Closing Actions	21
2.2	The Merger.	21
2.3	Closing	22
2.4	Effective Time.	22
2.5	Effect of Merger	22
2.6	Governing Documents	22
2.7	Directors and Officers	22
Article III TREATMENT OF SECURITIES		23
3.1	Treatment of Shares	23
3.2	Dissenting Shares	24
3.3	Exchange Procedures	24
3.4	Issuance of the Closing Number of Securities.	24
3.5	Plutus Closing Certificate	25
3.6	Closing Calculations	25
3.7	Withholding Taxes	26
3.8	Taking of Necessary Action; Further Action	26
Article IV REPRESENTATIONS AND WARRANTIES OF Target		26
4.1	Organization and Qualification	26
4.2	Target Subsidiaries.	27
4.3	Capitalization of the Target.	28
4.4	Authority Relative to this Agreement	29
4.5	No Conflict; Required Filings and Consents.	29
4.6	Compliance; Approvals	30
4.7	Financial Statements	31
4.8	No Undisclosed Liabilities	31
4.9	Absence of Certain Changes or Events	32
4.10	Litigation	32
4.11	Employee Benefit Plans.	32

i

4.12	Labor Matters.	34
4.13	Real Property; Tangible Property.	35
4.14	Taxes.	37
4.15	Brokers; Third Party Expenses	38
4.16	Intellectual Property	38
4.17	Data Privacy and Cybersecurity	40
4.18	Agreements, Contracts and Commitments.	40
4.19	Insurance	43
4.20	Interested Party Transactions	43
4.21	Information Supplied	43
4.22	Anti-Bribery; Anti-Corruption	44
4.23	International Trade; Sanctions.	45
4.24	Disclaimer of Other Warranties	46
Article V REPRESENTATIONS AND WARRANTIES OF Plutus AND MERGER SUB		47
5.1	Organization and Qualification.	47
5.2	Plutus Subsidiaries.	47
5.3	Capitalization.	48
5.4	Authority Relative to this Agreement	50
5.5	No Conflict; Required Filings and Consents.	50
5.6	Compliance; Approvals	51
5.7	Plutus SEC Reports and Financial Statements.	51
5.8	Absence of Certain Changes or Events	53
5.9	Litigation	53
5.10	Employee Benefit Plans.	54
5.11	Labor Matters.	55
5.12	Real Properties; Tangible Property.	57
5.13	Taxes.	58
5.14	Brokers	59
5.15	Intellectual Property	59
5.16	Data Privacy and Cybersecurity	61
5.17	Agreements, Contracts and Commitments.	62
5.18	Insurance	64

ii

5.19	Interested Party Transactions	64
5.20	Information Supplied	65
5.21	Anti-Bribery; Anti-Corruption	65
5.22	International Trade; Sanctions.	66
5.23	Plutus Listing	67
5.24	Disclaimer of Other Warranties	67
Article VI CONDUCT PRIOR TO THE CLOSING		68
6.1	Conduct of Business by Target Group Companies	68
6.2	Conduct of Business by the Plutus Group Companies	71
6.3	Requests for Consent	75
Article VII ADDITIONAL AGREEMENTS		75
7.1	Proxy Statement; Special Meeting; Shareholder Approvals.	75
7.2	Listing Application; Listing	77
7.3	Certain Regulatory Matters.	78
7.4	Other Filings; Press Release.	79
7.5	Confidentiality; Communications Plan; Access to Information.	79
7.6	Reasonable Best Efforts	81
7.7	Disclosure of Certain Matters	81
7.8	No Solicitation.	81
7.9	Director and Officer Indemnification and Insurance.	82
7.10	Tax Matters.	84
7.11	Board of Directors; Officer.	85
7.12	Equity Incentive Plan	85
7.13	PIPE Financing.	85
7.14	Incorporation of Merger Sub and Execution and Delivery of Joinder to Merger Agreement.	86
Article VIII CONDITIONS TO THE TRANSACTION		87
8.1	Conditions to Obligations of Each Party’s Obligations	87
8.2	Additional Conditions to Obligations of the Target	87
8.3	Additional Conditions to the Obligations of Plutus	88
Article IX TERMINATION		89
9.1	Termination	89
9.2	Notice of Termination; Effect of Termination.	90

iii

Article X NO SURVIVAL		91
10.1	No Survival	91
Article XI GENERAL PROVISIONS		91
11.1	Notices	91
11.2	Interpretation	92
11.3	Counterparts; Electronic Delivery	92
11.4	Entire Agreement; Third Party Beneficiaries	93
11.5	Severability	93
11.6	Other Remedies; Specific Performance	93
11.7	Governing Law	94
11.8	Consent to Jurisdiction; Waiver of Jury Trial.	94
11.9	Rules of Construction	95
11.10	Expenses	95
11.11	Assignment	96
11.12	Amendment	96
11.13	Extension; Waiver	96
11.14	No Recourse	96
11.15	Disclosure Letters and Exhibits	96

iv

EXHIBITS

Exhibit A	Form of Lock-Up Agreement

Exhibit B	Form of Plan of Merger

Exhibit C	Form of Plutus A&R MAA

Exhibit D	Form of Joinder to Merger Agreement

Exhibit E	Target Restructuring Chart

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is made and entered into as of July 9, 2025 (this “Agreement”), by and among (a) Plutus Financial Group Limited, a Cayman Islands exempted company with limited liability (“Plutus”), and (b) Choco Up Group Holdings Limited, a Cayman Islands exempted company with limited liability (the “Target”). Each of Plutus, Merger Sub (after its execution of the Joinder to Merger Agreement), and the Target will individually be referred to herein as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, Plutus is a company listed on the Nasdaq Stock Market (“Nasdaq”);

WHEREAS, in anticipation of the Merger (as defined below), Plutus intends to incorporate a Cayman Islands exempted company limited by shares to be named “Coders Merger Sub Limited” as a direct, wholly owned subsidiary of Plutus (“Merger Sub”) as soon as reasonably practicable after the date of this Agreement but prior to the Closing;

WHEREAS, the Parties intend to effect the Merger upon the terms and conditions set forth in this Agreement whereby Merger Sub shall be merged with and into the Target (the “Merger”), with the Target being the Surviving Sub (as defined below) and becoming a direct wholly owned subsidiary of Plutus;

WHEREAS, it is contemplated that upon the Closing, Plutus shall be renamed as “Choco Up International Holdings Limited” in connection with the adoption of the Plutus A&R MAA (as defined below), and shall trade publicly on the Nasdaq under a new ticker symbol as designated by the Target;

WHEREAS, the board of directors of Plutus (the “Plutus Board”) has unanimously (a) determined that it is fair to, and in the best interests of, Plutus and its shareholders, for Plutus to enter into this Agreement and to consummate the Transactions contemplated under this Agreement, including the Merger, (b) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions contemplated under this Agreement, including the Merger, and (c) determined to recommend that the shareholders of Plutus vote to approve the Plutus Shareholder Matters (as defined below) (the “Plutus Board Recommendation”);

WHEREAS, the board of directors of the Target has unanimously (a) determined that it is fair to, and in the best interests of, the Target and its shareholders, for the Target to enter into this Agreement and to consummate the Transactions contemplated under this Agreement, including the Merger, (b) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions contemplated under this Agreement, including the Merger, and (c) determined to recommend that the shareholders of the Target approve the execution, delivery and performance of this Agreement and the Plan of Merger by the Target and the consummation of the Transactions contemplated under this Agreement and the Plan of Merger, including the Merger;

1

WHEREAS, the shareholders of the Target have adopted applicable resolutions dated as of or prior to the date hereof approving the execution, delivery and performance of this Agreement and the Plan of Merger by the Target and the consummation by the Target of the Transactions contemplated under this Agreement and the Plan of Merger, including the Merger;

WHEREAS, as a condition to the willingness of, and an inducement to, the Target to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, Radiant Global Ventures Limited and Divine Star Ventures Limited (the “Plutus Controlling Shareholders”) which collectively own as of the date hereof no less than 67.23% of the aggregate voting power of Plutus are entering into a voting agreement (as may be amended or restated, the “Plutus Voting Agreement”) agreeing to vote as shareholder of Plutus in favor of the Plutus Shareholder Matters pursuant to the terms and conditions of the Plutus Voting Agreement;

WHEREAS, as a condition to the willingness of, and an inducement to each of the Parties to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, other than Percy HUNG, each of (i) Honest Legend Limited, O&K Investment Limited, Triple Gold Enterprise Limited, Interactive Wealth International Limited and Sunny Best Investment Limited (collectively, the “Target Current Shareholders”) and (ii) the Plutus Controlling Shareholders is entering into a lock-up agreement with Plutus, in substantially the form attached hereto as Exhibit A (as may be amended or restated, the “Lock-Up Agreement”) with respect to the New Ordinary Shares that will be held by such Target Current Shareholders or Plutus Controlling Shareholder, as applicable, on or immediately after the Effective Time. Each of the designated entity directly controlled by Percy HUNG (the “Percy’s Holding Vehicle”) and the designated entity directly controlled by Heng TAM (the “Heng’s Holding Vehicle”, together with the Percy’s Holding Vehicle and the Target Current Shareholders, “Target Shareholders”) shall execute a joinder to the Lock-Up Agreement before the Closing, pursuant to which the Percy’s Holding Vehicle and the Heng’s Holding Vehicle will accede to the terms of the Lock-Up Agreement and join the Lock-Up Agreement as a party; and

WHEREAS, in contemplation of the Transactions, the Target intends to undertake a Target Restructuring.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I
DEFINITIONS

1.1 Defined Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Accounting Principles” means, with respect to the Target Group Companies, IFRS, and, with respect to Plutus Group Companies, U.S. GAAP, in each case as in effect at the date of the financial statement to which it refers or if there is no such reference, then the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the relevant Person in the preparation of the latest audited financial statements of such Person. “Target Accounting Principles” and “Plutus Accounting Principles” shall be construed accordingly.

2

“Additional Plutus SEC Reports” shall have the meaning set forth in Section 5.7(a).

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate PIPE Proceeds” shall have the meaning set forth in Section 7.1(d).

“Agreement” shall have the meaning set forth in the Preamble hereto.

“Anti-Money Laundering and Anti-Corruption Laws” shall have the meaning set forth in Section 4.22(a).

“Approvals” shall have the meaning set forth in Section 4.6.

“Arbitrator” shall have the meaning set forth in Section 11.8(a).

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, the PRC, Hong Kong, Republic of Singapore or the Cayman Islands are authorized or required by Legal Requirements to close.

“Cash and Cash Equivalents” as of a specified time with respect to any Person means the cash, cash equivalents, checks received but not cleared and deposits in transit of such Person, less any Restricted Cash and any cash overdrafts, issued but uncleared checks or other negative balances, as well other short-term and highly liquid investments that are readily convertible to known amounts of cash that are subject to an insignificant risk of changes in value and have an original maturity of three months or less from the date of acquisition.

“Cayman Companies Act” means the Companies Act (as revised) of the Cayman Islands.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“Change in Recommendation” shall have the meaning set forth in Section 7.1(c).

“Closing” shall have the meaning set forth in Section 2.3.

“Closing Date” shall have the meaning set forth in Section 2.3.

“Closing Payments Schedule” shall have the meaning set forth in Section 3.6.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

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“Copyrights” shall have the meaning set forth in the definition of “Intellectual Property” in Section 1.1.

“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, lease, mortgage, deed of trust, license, sublicense, commitment, guaranty or other legally binding commitment, arrangement or understanding, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or other epidemics, pandemics or widespread disease outbreaks.

“Customs & International Trade Authorizations” shall mean any and all licenses, license exceptions, notification requirements, registrations and approvals required pursuant to the Customs & International Trade Laws for the lawful export, deemed export, re-export, deemed re-export transfer or import of items subject to the Customs & International Trade Laws.

“Customs & International Trade Laws” shall mean any applicable import, customs and trade, export and anti-boycott laws, rules, or regulations of any jurisdiction in which any Plutus Group Company or Target Group Company is incorporated or does business, including, but not limited to: (a) the laws, rules, and regulations administered or enforced by U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, the U.S. Department of Commerce (including the Bureau of Industry and Security and the International Trade Administration), the U.S. International Trade Commission, the U.S. Department of State (including the Directorate of Defense Trade Controls) and their predecessor agencies; (b) the Tariff Act of 1930, as amended; (c) the Export Administration Act of 1979, as amended; (d) the Export Control Reform Act of 2018; (e) the Export Administration Regulations, including related restrictions with regard to transactions involving Persons on the U.S. Department of Commerce Denied Persons List, Unverified List or Entity List; (f) the Arms Export Control Act, as amended; (g) the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving Persons on the Debarred List; (h) the Foreign Trade Regulations pursuant to 15 C.F.R. Part 30; (i) the anti-boycott laws, rules and regulations administered by the U.S. Department of Commerce; and (j) the anti-boycott laws, rules and regulations administered by the U.S. Department of the Treasury.

“Designated Persons” shall have the meaning set forth in Section 6.3(a).

“Dissenting Shareholders” shall have the meaning set forth in Section 3.2.

“Dissenting Shares” shall have the meaning set forth in Section 3.2.

“Domain Names” shall have the meaning set forth in the definition of “Intellectual Property” in Section 1.1.

“Effective Time” shall have the meaning set forth in Section 2.4(b).

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“Employee Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each other retirement, supplemental retirement, deferred compensation, employment, bonus, incentive compensation, stock purchase, employee stock ownership, equity-based, phantom-equity, profit-sharing, severance, termination protection, change in control, retention, employee loan, retiree medical or life insurance, educational, employee assistance, fringe benefit and all other employee benefit plan, policy, agreement, program or arrangement, whether oral or written, in each case other than any statutory benefit plan to the extent mandated by Legal Requirements.

“Equity Incentive Plan” shall have the meaning set for the in Section 7.12.

“Excluded Target Shares” shall have the meaning set forth in Section 3.1(a).

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financial Requirement” means on the Closing Date, Plutus Cash Level exceeds zero (USD $0.00).

“Fundamental Representations” shall mean:

(a) in the case of the Target, the representations and warranties contained in Section 4.1 (Organization and Qualification) (other than Section 4.1(c)); the second sentence of Section 4.2(a) (Target Subsidiaries); Section 4.3 (Capitalization of the Target); Section 4.4 (Authority Relative to this Agreement); Section 4.5(a)(i) (No Conflict; Required Filings and Consents); Section 4.6(b) (Compliance; Approvals) and Section 4.15 (Brokers; Third Party Expenses); and

(b) in the case of the Plutus Parties, the representations and warranties contained in Section 5.1 (Organization and Qualification) (other than Section 5.1(c)); the second sentence of Section 5.2(a) (Plutus Subsidiaries); Section 5.2(e) (Plutus Subsidiaries); Section 5.3 (Capitalization); Section 5.4 (Authority Relative to this Agreement); Section 5.5(a)(i) (No Conflict; Required Filings and Consents); and Section 5.14 (Brokers; Third Party Expenses).

“Governing Documents” shall mean the legal documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs, including, as applicable, certificates of incorporation or formation, memorandum and articles of association, bylaws, limited partnership agreements and limited liability company operating agreements.

“Governmental Entity” shall mean: (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality, tribunal, arbitrator or arbitral body (public or private), or similar body; (b) any self-regulatory organization; (c) any stock exchange on which the securities of any Party of its Affiliates are listed; or (d) any political subdivision of any of the foregoing.

“Heng’s Holding Vehicle” shall have the meaning set forth in the Preamble hereto.

“HKIAC” shall have the meaning set forth in Section 11.8(a).

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“HKIAC Rules” shall have the meaning set forth in Section 11.8(a).

“IFRS” shall mean the International Financial Reporting Standards issued by the International Accounting Standards Board.

“Incidental Inbound License” shall mean any (a) non-exclusive license for third party Software that is in the nature of a “shrink-wrap” or “click-wrap” license agreement or otherwise for non-customized, off-the-shelf Software that is in object code form and generally commercially available under standard terms and conditions for which the total upfront and annual fees or other payments are less than US$500,000; or (b) Contract with a non-exclusive license that is merely ancillary or incidental to the transaction contemplated in such Contract, the commercial purpose of which is primarily for something other than such license, such as a Contract to purchase or lease equipment (e.g., a photocopier, computer or mobile phone) that also contains an inbound non-exclusive license of embedded third party Intellectual Property.

“Indebtedness” shall mean, as of the relevant time means, without duplication, with respect to any Person, all of the following (without duplication or double-counting):

(a) any indebtedness for borrowed money;

(b) any obligations evidenced by bonds, debentures, notes or other similar instruments;

(c) any obligations to pay the deferred or unpaid purchase price of property, stock or services or other assets, including any earn-out or other contingent payments;

(d) any obligations as lessee under capitalized leases (as categorized in the Plutus Financial Statements, or required to be capitalized in accordance with the applicable Accounting Standards);

(e) any obligations, contingent or otherwise, by which such Person assured a creditor against loss, including under acceptance, letters of credit or similar facilities to the extent drawn;

(f) any obligations for (i) amounts due to employees of such Person for employee reimbursement, (ii) capital expenditure payables and (iii) individual income tax refund payable;

(g) any obligations in respect of (i) accrued severance and accrued bonuses, (ii) unfunded or underfunded pension or pension-like liabilities and any unfunded or underfunded post-retirement and post-employment benefits, including in respect of retiree medical or welfare benefits, or (iii) unfunded or underfunded deferred compensation plans, Contracts or arrangements, and, in each case, the employer portion of any payroll, social security, employment or other similar Taxes and “tax gross-up” payments, if any, due or payable as a result of or in connection with any of the indebtedness described in sub-clauses (i), (ii) and (iii);

(h) any debt or inventory financing, discounting or factoring or sale or loan arrangement of such Person the purpose of which is to raise money or provide finance or credit;

(i) any unpaid but accrued corporate income tax;

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(j) any overdue payable balance which is in excess of the contract payment term or inconsistent with the normal payment cycle, including but not limited to the payables for goods purchased, rents, employee cost, and capex;

(k) any liabilities under any currency or interest swap or other interest or currency protection, hedging or financial futures transaction or arrangement;

(l) the net liability of such Person in respect of all Taxes incurred on transactions and profits up to the Closing Date after the deduction of tax payments and instalments or prepayments made in advance of the Closing Date;

(m) deferred revenue;

(n) any guaranty of any of the foregoing;

(o) any accrued interest, penalties, breakage costs, consent payments, fees, charges and premiums (including redemption premiums) in respect of any of the foregoing; and

(p) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually payable as a result of the prepayment or discharge of any of the foregoing.

Notwithstanding anything to the contrary above, (i) with respect to items (b) to (p), to the extent such indebtedness or liabilities are normal and recurring and are incurred in the ordinary course of business consistent with past practice of the relevant Plutus Group Company, and (ii) Transaction Costs, shall not constitute “Indebtedness” of the Plutus Group Companies.

“Intellectual Property” shall mean all intellectual property rights or other similar proprietary rights throughout the world, whether protected, created or arising under the laws of the United States or any other jurisdiction, whether registered or unregistered, including such rights in and to: (a) all patents (whether utility or design) and patent applications, invention disclosures, provisional patent applications and similar filings and any and all substitutions, divisionals, continuations, continuations-in-part, reissues, renewals, extensions and reexaminations thereof (“Patents”); (b) all copyrights, published and unpublished works of authorship (whether or not copyrightable), including any applications, registrations and renewals of the foregoing, including literary works (including Software), pictorial and graphic works (“Copyrights”); (c) all trademarks, service marks, trade names, brand names, trade dress, logos, slogans, corporate names, certification marks and other indications of origin, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (“Trademarks”); (d) all Internet domain names, URLs, IP addresses and social media accounts (“Domain Names”); (e) trade secrets and other proprietary or confidential know-how and information, including confidential technology, discoveries, inventions (whether patentable or unpatentable) and improvements, formulae, business, technical, engineering or financial information, research and development information, techniques, designs, drawings, procedures, processes, algorithms, models and formulations, whether or not patentable or copyrightable (collectively, “Trade Secrets”); (f) database rights; (g) Software and (h) rights of publicity.

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“IT Systems” means, with respect to a Person, collectively, all computerized, automated, information technology or similar systems, platforms and networks owned by, leased, licensed, or used by, or on behalf of, or under the control of such Person, respectively, including Software, hardware, data processing and storage, record keeping, communications, telecommunications, network equipment, peripherals, information technology, mobile and other platforms.

“Joinder to Merger Agreement” shall have the meaning set forth in Section 7.14(a).

“Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event of: (a) with respect to Target, the individuals listed on Schedule 1.1(b) of the Target Disclosure Letter; and (b) with respect to any Plutus Party, the individuals listed on Schedule 1.1(b) of the Plutus Disclosure Letter.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, Order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Liabilities” means any and all liabilities, Indebtedness, Legal Proceedings or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including Tax liabilities due or to become due.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, restriction, adverse claim, or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Listing Application” shall have the meaning set forth in Section 7.2(a).

“Lock-Up Agreement” and “Lock-Up Agreements” shall have the meaning set forth in the Recitals hereto.

“Material Target Real Property Leases” shall have the meaning set forth in Section 4.18(a).

“Material Plutus Real Property Leases” shall have the meaning set forth in Section 5.17(a).

“Merger” shall have the meaning set forth in the Recitals hereto.

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“Merger Consideration” shall have the meaning set forth in Section 3.1(b).

“Merger Sub” shall have the meaning set forth in the Preamble hereto.

“Mutual Transaction Costs” shall mean Regulatory Filing Fees, in each case actually and reasonably incurred.

“Nasdaq” shall have the meaning set forth in the Recitals hereto.

“New Class A Shares” shall mean the class A ordinary shares of Plutus, par value US$0.0001 per share, with the rights and privileges as set forth in the Plutus A&R MAA.

“New Class B Shares” shall mean the class B ordinary shares of Plutus, par value US$0.0001 per share, with the rights and privileges as set forth in the Plutus A&R MAA.

“New Ordinary Shares” shall mean, collectively, the New Class A Shares and the New Class B Shares.

“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Open Source Software” shall mean any Software (in source or object code form) that is licensed, distributed or conveyed (a) as “free software” (as defined by the Free Software Foundation); (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd) (including but not limited to any code or library licensed under the GNU Affero General Public License, GNU General Public License, GNU Lesser General Public License, Mozilla Public License, BSD License, Apache Software License, Microsoft Shared Source License, Common Public License, Artistic License, Netscape Public License, Sun Community Source License, or Sun Industry Standards License); or (c) under a license or other agreement that requires as a condition of its use, modification, conveyance or distribution that it, or other Software into which such Software is incorporated or with which such Software is combined or distributed or that is derived from or links to such Software, (i) be disclosed, distributed, made available, offered, licensed or delivered in source code form, (ii) be licensed for the purpose of making derivative works, or (iii) be subject to any restriction on the consideration to be charged for the distribution or licensing thereof.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Ordinary Shares of Plutus” shall mean the ordinary shares of Plutus of par value US$0.0001 each.

“Outside Date” shall have the meaning set forth in Section 9.1(b).

“Outstanding Target Equity Securities” shall mean the Target Shares outstanding immediately prior to the Effective Time.

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“Outstanding Plutus Equity Securities” shall mean all Plutus Shares outstanding immediately prior to the Effective Time, treating for such purpose all issued and outstanding options, warrants, and other equity securities convertible into or exercisable or exchangeable for Plutus Shares (whether or not by their terms then currently convertible, exercisable, or exchangeable), as having been so converted, exercised, or exchanged for the maximum number of Plutus Shares permitted thereunder.

“Parties” shall have the meaning set forth in the Preamble hereto.

“Party” shall have the meaning set forth in the Preamble hereto.

“Patents” shall have the meaning set forth in the definition of “Intellectual Property” in Section 1.1.

“PCAOB” shall mean the Public Company Accounting Oversight Board.

“Per Share Merger Consideration” shall have the meaning set forth in Section 3.1(b).

“Percy’s Holding Vehicle” shall have the meaning set forth in the Preamble hereto.

“Permitted Lien” shall mean (a) Liens for Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and that are sufficiently reserved for on the financial statements in accordance with applicable Accounting Principles; (b) statutory and contractual Liens of landlords with respect to leased real property; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen and the like incurred in the ordinary course of business and (i) not yet delinquent, or (ii) that are being contested in good faith through appropriate proceedings; (d) in the case of leased real property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, to the extent they do not, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by any of the Target Group Companies or Plutus Group Companies, as applicable; (e) Liens securing the Indebtedness of any of the Target Group Companies or Plutus Group Companies, as applicable; (f) non-exclusive licenses granted under Intellectual Property to contractors, suppliers, vendors, distributors or customers in the ordinary course of business in object code form, for the use by such customers of the Target Group Companies’ or Plutus Group Companies’, as applicable, products or services or the provision of services by such contractors, suppliers, vendors, or distributors to the Target Group Companies or Plutus Group Companies, as applicable; (g) purchase money Liens and Liens securing rental payments in connection with capital lease obligations of any of the Target Group Companies or Plutus Group Companies, as applicable; and (h) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record that do not materially interfere with the present use and value of the assets of the Target Group Companies or Plutus Group Companies, as applicable and the rights under the Target Real Property Leases or Plutus Real Property Leases, as applicable, taken as a whole and do not result in a material liability to the Target Group Companies or Plutus Group Companies, as applicable.

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“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” means any information that (a) is defined as “personal data,” “personally identifiable information,” “personal information”, “personal data” or any other similar or equivalent term under any applicable Legal Requirement (including applicable Legal Requirements governing data protection, privacy or data security), and/or (b) identifies or is reasonably capable of identifying a natural Person, including any such information that constitutes an individual’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers (including video or photographic images, fingerprints and voice biometric data relating to natural persons), health-related information or data.

“PIPE Investors” has the meaning set forth in Section 7.1(a).

“PIPE Per Share Issuance Floor Price” means the lower of (A) US$1.85 and (B) 70% of the average closing price as reported by Bloomberg for the three (3) consecutive trading day period prior to the date of the relevant PIPE Subscription Agreement for one share of Plutus Existing Share quoted on the Nasdaq (or such other exchange on which the Plutus Existing Shares are then listed).

“PIPE Subscription Agreement” has the meaning set forth in Section 7.1(a).

“Plan of Merger” shall have the meaning set forth in Section 2.4(a).

“Plutus” shall have the meaning set forth in the Preamble hereto.

“Plutus A&R MAA” shall have the meaning set forth in Section 2.1(a).

“Plutus Board” shall have the meaning set forth in the Recitals hereto.

“Plutus Board Recommendation” shall have the meaning set forth the Recitals hereto.

“Plutus Business Combination” shall have the meaning set forth in Section 7.8(b).

“Plutus Cash Level” means (a) the amount of the Cash and Cash Equivalents of the Plutus Group Companies, minus (b) the amount of the Indebtedness of the Plutus Group Companies, in each case, determined on a consolidated basis as of the specified time and measured in accordance with the Plutus Accounting Principles.

“Plutus Charter” means the Amended and Restated Memorandum and Articles of Association of Plutus, adopted pursuant to a special resolution passed on January 12, 2022.

“Plutus Closing Certificate” shall have the meaning set forth in Section 3.5.

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“Plutus Contributor” shall have the meaning set forth in Section 5.15(f).

“Plutus Contributor Agreement” shall have the meaning set forth in Section 5.15(f).

“Plutus D&O Indemnified Party” shall have the meaning set forth in Section 7.9(b)(i).

“Plutus D&O Tail” shall have the meaning set forth in Section 7.9(b)(ii).

“Plutus Data” shall have the meaning set forth in Section 5.15(g).

“Plutus Director” shall have the meaning set forth in Section 7.11(a).

“Plutus Disclosure Letter” shall have the meaning set forth in the preamble to Article V.

“Plutus Employee Benefit Plan” shall mean each Employee Benefit Plan, which any Plutus Group Company sponsors, maintains or contributes to, or to which any Plutus Group Company is obligated to sponsor, maintain or contribute, for the benefit of its current or former employees, individuals who provide services and are compensated as contractors or directors, or with respect to which any Plutus Group Company may have any obligation or liability, including the Plutus Share Plans.

“Plutus Equity Awards” means an option, restricted share, restricted share unit or other types of award, in the form of cash or otherwise.

“Plutus Equity Value” means US$30,700,000.

“Plutus Existing Shares” means the Ordinary Shares of Plutus and the Preference Shares of Plutus, with the rights and privileges as set forth in the Plutus Charter.

“Plutus Existing Share Reclassification” shall have the meaning set forth in Section 2.1(b)(ii).

“Plutus Financial Statements” shall have the meaning set forth in Section 5.7(c).

“Plutus Group Companies” shall mean Plutus and all of its direct and indirect Subsidiaries (including Merger Sub) as of the relevant time.

“Plutus Insider” shall have the meaning set forth in Section 5.19.

“Plutus Insurance Policies” shall have the meaning set forth in Section 5.18.

“Plutus IT Systems” shall mean the IT Systems of the Plutus Group Companies.

“Plutus Leased Properties” shall have the meaning set forth in Section 5.12(b).

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“Plutus Material Adverse Effect” shall mean any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, liabilities, financial condition or results of operations of Plutus Group Companies, taken as a whole; or (b) the ability of Plutus or Merger Sub to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether an Plutus Material Adverse Effect pursuant to clause (a) has occurred: (i) acts of war, sabotage, cyberattacks, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattacks, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornadoes, pandemics or other natural or man-made disasters; (iii) changes attributable to the public announcement, performance or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers or employees); (iv) changes or proposed changes in applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes in Plutus Accounting Principles (or any interpretation thereof) after the date of this Agreement; (vi) general economic, regulatory or tax conditions, including changes in the credit, debt, securities or financial markets (including changes in interest or exchange rates) after the date of this Agreement; (vii) events or conditions generally affecting the industries and markets in which the Plutus Group Companies operate; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in an Plutus Material Adverse Effect; or (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (B) taken with the prior written consent of or at the prior written request of the Target; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of the Plutus Group Companies, taken as a whole, relative to similarly situated companies in the industries in which the Plutus Group Companies conduct their respective operations, then such incremental disproportionate impact shall be taken into account (unless otherwise excluded) in determining whether an Plutus Material Adverse Effect has occurred.

“Plutus Material Contract” shall have the meaning set forth in Section 5.17(a).

“Plutus Material Customers” shall have the meaning set forth in Section 5.17(a).

“Plutus Material Suppliers” shall have the meaning set forth in Section 5.17(a)(ii).

“Plutus Owned IP” shall mean all Intellectual Property owned or purported to be owned by any of the Plutus Group Companies.

“Plutus Parties” shall mean Plutus and Merger Sub, and each a “Plutus Party”.

“Plutus Per Share Value” shall mean an amount equal to (a) the Plutus Equity Value, divided by (b) the number of Outstanding Plutus Equity Securities.

“Plutus Privacy Requirements” means the Privacy Requirements of the Plutus Group Companies.

“Plutus Real Property Leases” shall have the meaning set forth in Section 5.12(b).

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“Plutus Registered IP” shall have the meaning set forth in Section 5.15(a).

“Plutus Required Regulatory Approvals” shall have the meaning set forth in Section 5.5(b).

“Plutus SEC Reports” shall have the meaning set forth in Section 5.7(a).

“Plutus Security Incidents” shall have the meaning set forth in Section 5.16(b).

“Plutus Shareholder Approval” shall mean approval of the Plutus Shareholder Matters by Special Resolution, or such other standard as may be applicable to a specific Plutus Shareholder Matter, in accordance with the Proxy Statement and Plutus’s Governing Documents.

“Plutus Shareholder Matters” shall have the meaning set forth in Section 7.1(a)(i).

“Plutus Shares” shall mean, prior to the adoption of the Plutus A&R MAA pursuant to the terms hereof, the Plutus Existing Shares, or after the adoption of the Plutus A&R MAA pursuant to the terms hereof, New Ordinary Shares.

“Plutus Share Plans” shall have the meaning of any share plan adopted by Plutus, if applicable.

“Plutus Subsidiaries” shall have the meaning set forth in Section 5.2(a).

“Plutus Transaction Costs” shall mean (a) all fees, costs and expenses (including fees of outside advisors) incurred by or on behalf of any Plutus Group Company prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions including any such amounts that are triggered by or become payable as a result of the Closing; (b) all transaction, deal, brokerage, financial advisory or any similar fees payable by or on behalf of any Plutus Group Company in connection with the consummation of the Transactions; and (c) all costs, fees and expenses related to the Plutus D&O Tail, in each case of (a) to (c), actually and reasonably incurred; provided that, the Mutual Transaction Costs, regardless of when paid, and whether or not due and payable as of the Closing, shall not be “Plutus Transaction Costs” for purpose of this Agreement.

“Plutus Voting Agreement” shall have the meaning set forth in the Recitals hereto.

“PRC” means the People’s Republic of China, but solely for the purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Preference Shares of Plutus” shall mean the preference shares of Plutus of par value US$0.0001 each.

“Principal Parties” means, collectively, Plutus and the Target, and each, a “Principal Party”.

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“Privacy Laws” means any and all applicable Legal Requirements (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including the Children’s Online Privacy Protection Act, the California Consumer Privacy Act of 2018 (as amended by the California Privacy Rights Act of 2020), the Family Educational Rights and Privacy Act, the Federal Trade Commission Act, the General Data Protection Regulation (EU) 2016/679 on the protection of individuals with regard to the processing of Personal Information and on the free movement of such data and all laws implementing it (including as it was retained as domestic law in the United Kingdom following the United Kingdom’s exit from the European Union), the Illinois Biometric Information Privacy Act , Section 5 of the Federal Trade Commission Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, state data breach notification Legal Requirements, state data security Legal Requirements, state social security number protection Legal Requirements, and any and all applicable Legal Requirements and binding industry standards relating to data protection, information security, cybercrime, breach notification, social security number protection, outbound communications and/or electronic marketing (including e-mail marketing, telemarketing and text messaging), use of electronic data and privacy matters.

“Privacy Requirements” means, with respect to the Target or Plutus (as applicable), (a) the Target Group Companies’ or Plutus Group Companies’ posted written policies with respect to Personal Information, (b) applicable Privacy Laws and binding industry standards, (c) and applicable requirements relating to the collection, use, privacy, security or protection of Personal Information under any Contracts binding upon the Target Group Companies or Plutus Group Companies.

“Process” together with its cognates, shall mean any operation or set of operations which is performed upon Personal Information, by any means, such as collection, recording, acquisition, organization, storage, retention, adaptation, alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, blocking, erasure, deletion, disposal or destruction.

“Proxy Filing Date” shall have the meaning set forth in Section 7.1(a)(i).

“Proxy Statement” shall have the meaning set forth in Section 7.1(a)(i).

“Receiving Principal Party” shall have the meaning set forth in Section 6.3(a).

“Re-designation and Cancellation of Shares” shall have the meaning set forth in Section 2.1(b)(i).

“Reference Date” shall mean January 1, 2023.

“Regulatory Filing Fees” shall mean fees, costs and expenses reasonably incurred in connection with the filings, submissions, consents, approvals, authorizations and permits required under applicable Legal Requirements in connection with the Transactions.

“Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective successors and assigns.

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“Representatives” shall have the meaning set forth in Section 7.8(a).

“Requesting Principal Party” shall have the meaning set forth in Section 6.3(a).

“Restricted Cash” as of a specified time with respect to any Person means any cash or cash equivalents as of such specified time that is not freely usable by such Person or any of its Subsidiaries because it is subject to restrictions, limitations or Taxes on use or distribution by Legal Requirements, contract or otherwise.

“Sanctioned Country” shall mean, at any time, a country or territory which is the subject or target of comprehensive Sanctions (at the time of this Agreement, the Crimea, so-called Donetsk People’s Republic and so-called Luhansk People’s Republic regions of Ukraine, the non-Ukrainian government-controlled areas of the Zaporizhzhia and Kherson regions of Ukraine, Cuba, Iran, North Korea, and Syria).

“Sanctioned Person” shall mean any Person that is the target of any Sanctions, including without limitation, (a) any Person listed on any Sanctions-related list of designated Persons maintained by the United States (including OFAC and the U.S. Department of State), the United Nations Security Council, the European Union or any European Union member state, the United Kingdom (including His Majesty’s Treasury), or Switzerland; (b) any Person that is located, organized or resident in a Sanctioned Country; (c) any Person owned 50% or more, directly or indirectly, or controlled by or acting for or on behalf of any such Person or Persons described in the foregoing clauses (a) - (b); or (d) any Person otherwise subject to Sanctions.

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced by the United States (including OFAC and the U.S. Department of State), the United Nations Security Council, the European Union or any European Union member state, the United Kingdom (including His Majesty’s Treasury), or Switzerland.

“SEC” shall mean the United States Securities and Exchange Commission.

“Section 721” means Section 721 of the Defense Production Act of 1950, as amended, codified at 50 U.S.C. § 4565, and the regulations promulgated by CFIUS thereunder, codified at 31 C.F.R. Part 800, et seq.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” shall mean any and all computer programs (whether in source code, object code, human readable form or other form), applications (including mobile applications) and computerized databases in any form, including software platforms, libraries, algorithms, user interfaces, application programming interfaces, firmware, middleware, development tools, templates and menus.

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“Solvent” shall mean with respect to any Person as of any date of determination, that (a) at fair valuations, the sum of such Person’s liabilities on a consolidated basis (including contingent liabilities) is less than the sum of such Person’s assets on a consolidated basis, (b) such Person is not engaged or about to engage in a business or transaction contemplated as of the date hereof for which such Person has, on a consolidated basis, unreasonably small capital, and (c) such Person has not incurred and does not intend to incur, or reasonably believes that it will incur, debts beyond its ability to pay such debts as they become absolute and mature in the ordinary course of business. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents a reasonable estimate of the amount that would reasonably be expected to become an actual and matured liability.

“Special Meeting” shall have the meaning set forth in Section 7.1(b).

“Special Resolution” shall have the meaning given to it in the Cayman Companies Act.

“Subsidiary” shall mean, with respect to any Person, any other Person of which: (a) if a corporation, a majority of the total voting power of shares of capital stock or share capital entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

“Surviving Sub” shall have the meaning set forth in Section 2.2(a).

“Target” shall have the meaning set forth in the Preamble hereto.

“Target Audited Financial Statements” shall have the meaning set forth in Section 4.7(a).

“Target Business Combination” shall have the meaning set forth in Section 7.8(a).

“Target Code” shall mean all material proprietary Software owned by any Target Group Company.

“Target Contributor” shall have the meaning set forth in Section 4.16(f).

“Target Contributor Agreement” shall have the meaning set forth in Section 4.16(f).

“Target Current Shareholders” shall have the meaning set forth in the Preamble hereto.

“Target D&O Indemnified Party” shall have the meaning set forth in Section 7.9(a)(i).

“Target D&O Tail” shall have the meaning set forth in Section 7.9(a)(ii).

“Target Data” shall have the meaning set forth in Section 4.16(g).

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“Target Disclosure Letter” shall have the meaning set forth in the preamble to Article IV.

“Target Employee Benefit Plan” shall mean each Employee Benefit Plan, which any Target Group Company sponsors, maintains or contributes to, or to which any Target Group Company is obligated to sponsor, maintain or contribute, for the benefit of its current or former employees, individuals who provide services and are compensated as contractors or directors, or with respect to which any Target Group Company may have any obligation or liability. For the avoidance of doubt, the Target Capital Restructuring and the Target Shares issued pursuant to the Target Capital Restructuring shall not be deemed as a Target Employee Benefit Plan.

“Target Equity Value” shall mean US$85,000,000.00.

“Target Financial Statements” shall have the meaning set forth in Section 4.7(a).

“Target Group Companies” shall mean the Target and all of its direct and indirect Subsidiaries as of the relevant time.

“Target Insider” shall have the meaning set forth in Section 4.20.

“Target Insurance Policies” shall have the meaning set forth in Section 4.19.

“Target IT Systems” means the IT Systems of the Target Group Companies.

“Target Leased Properties” shall have the meaning set forth in Section 4.13(b).

“Target Material Adverse Effect” shall mean any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, liabilities, financial condition or results of operations of the Target Group Companies, taken as a whole, or (b) the ability of the Target to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a Target Material Adverse Effect pursuant to clause (a) has occurred: (i) acts of war, sabotage, cyberattacks, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattacks, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics or other natural or man-made disasters; (iii) changes attributable to the public announcement, performance or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers or employees); (iv) changes or proposed changes in applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes in Target Accounting Principles (or any interpretation thereof) after the date of this Agreement; (vi) general economic, regulatory or tax conditions, including changes in the credit, debt, securities or financial markets (including changes in interest or exchange rates) after the date of this Agreement; (vii) events or conditions generally affecting the industries and markets in which the Target Group Companies operate; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a Target Material Adverse Effect; or (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (B) taken with the prior written consent of or at the prior written request of any Plutus Party; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of the Target Group Companies, taken as a whole, relative to similarly situated companies in the industries in which the Target Group Companies conduct their respective operations, then such incremental disproportionate impact shall be taken into account (unless otherwise excluded) in determining whether a Target Material Adverse Effect has occurred.

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“Target Material Contract” shall have the meaning set forth in Section 4.18(a).

“Target Material Customers” shall have the meaning set forth in Section 4.18(a).

“Target Material Suppliers” shall have the meaning set forth in Section 4.18(a).

“Target Owned IP” shall mean all Intellectual Property owned or purported to be owned by any of the Target Group Companies.

“Target Per Share Value” shall mean an amount equal to (a) the Target Equity Value divided by (b) the number of Outstanding Target Equity Securities.

“Target Privacy Requirements” means the Privacy Requirements of the Target Group Companies.

“Target Real Property Leases” shall have the meaning set forth in Section 4.13(b).

“Target Registered IP” shall have the meaning set forth in Section 4.16(a).

“Target Required Regulatory Approvals” shall have the meaning set forth in Section 4.5(b).

“Target Restructuring” shall mean a series of transactions to be undertaken by the Target, resulting in the equity structure and certain subsidiaries of the Target as set forth in Exhibit E hereto.

“Target Security Incidents” shall have the meaning set forth in Section 4.17(b).

“Target Share” shall mean the ordinary shares of Target, par value US$1 per share.

“Target Shareholder” shall have the meaning set forth in the Recitals hereto.

“Target Subsidiaries” shall have the meaning set forth in Section 4.2(a).

“Target Transaction Costs” shall mean (a) all fees, costs and expenses (including fees of outside advisors) incurred by or on behalf of any Target Group Company or the Target Shareholders prior to and through the Closing Date in connection with the negotiation, preparation or execution of this Agreement, the other Transaction Agreements or the consummation of the Transactions including any such amounts that are triggered by or become payable as a result of the Closing; (b) all transaction, deal, brokerage, financial advisory or any similar fees payable by or on behalf of the Target Group Companies or the Target Shareholders in connection with the consummation of the Transactions; and (c) all costs, fees and expenses related to the Target D&O Tail, in each case of (a) to (c), actually and reasonably incurred; provided that, the Mutual Transaction Costs, regardless of when paid, and whether or not due and payable as of the Closing, shall not be “Target Transaction Costs” for purpose of this Agreement.

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“Target Unaudited Financial Statements” shall have the meaning set forth in Section 4.7(a).

“Tax” or “Taxes” shall mean: (a) any and all U.S. federal, state, local and non-U.S. taxes, including, without limitation, gross receipts, income, profits, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, net worth, employment, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies and other similar charges, in each case, imposed by a Governmental Entity (whether disputed or not), together with all interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts and (b) any liability in respect of any items described in clause (a) payable by reason of Contract, transferee liability, operation of law or having been a member of a consolidated, combined, unitary or affiliated group or otherwise.

“Tax Return” shall mean any return, declaration, report, form, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.

“Trademarks” shall have the meaning set forth in the definition of “Intellectual Property” in Section 1.1.

“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property” in Section 1.1.

“Transaction Agreements” shall mean this Agreement, the Plutus Voting Agreement, the Lock-Up Agreement, the Plutus A&R MAA, the PIPE Subscription Agreements and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Costs” shall mean the Target Transaction Costs plus the Plutus Transaction Costs plus the Mutual Transaction Costs.

“Transactions” shall mean the transactions contemplated by this Agreement, including the Merger and the transactions contemplated by the other Transaction Agreements.

“Transfer Taxes” shall have the meaning set forth in Section 7.10.

“U.S. GAAP” shall mean the U.S. generally accepted accounting principles.

“US$” or “USD” shall mean U.S. dollars, the legal currency of the United States.

“WARN Act” shall have the meaning set forth in Section 4.12(f).

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Article II

THE MERGER

2.1 Pre-Closing Actions. On the Closing Date, immediately before the Effective Time, the following actions shall take place or be effected (in the order set forth in this Section 2.1):

(a) The amended and restated memorandum and articles of association of Plutus in the form set forth in Exhibit C hereto (the “Plutus A&R MAA”) shall be adopted and become effective.

(b) Simultaneously with the adoption of the Plutus A&R MAA:

(i) (x) 1,818,833 issued and outstanding Ordinary Shares of Plutus owned by Radiant Global Ventures Limited shall be re-designated as 1,818,833 issued and outstanding New Class B Shares; (y) 33,181,167 authorized but unissued Ordinary Shares of Plutus shall be re-designated as 33,181,167 authorized but unissued New Class B Shares; (z) 13,531,167 issued and outstanding Ordinary Shares of Plutus shall be re-designated as 13,531,167 issued and outstanding New Class A Shares; (xx) 251,468,833 authorized but unissued Ordinary Shares of Plutus shall be re-designated as 251,468,833 authorized but unissued New Class A Shares; and (yy) 3,000,000 authorized but unissued Preference Shares of Plutus be cancelled (the “Re-designation and Cancellation of Shares”);

(ii) subsequent to the Re-designation and Cancellation of Shares, the authorized share capital of the Company will be changed FROM US$30,300 divided into (x) 300,000,000 Ordinary Shares of Plutus of a nominal of a par value of US$0.0001 each, and (y) 3,000,000 Preference Shares of Plutus of a nominal of a par value of US$0.0001 each; TO US$30,000 divided into (xx) 265,000,000 New Class A Shares of par value US$0.0001 each, and (yy) 35,000,000 New Class B Shares of par value US$0.0001 each (together with the Re-designation and Cancellation of Shares, the “Plutus Existing Share Reclassification”); and

(iii) Plutus shall be renamed as “Choco Up International Holdings Limited” as provided in the Plutus A&R MAA.

2.2 The Merger.

(a) At the Effective Time, Merger Sub will be merged with and into the Target upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Cayman Companies Act, whereupon Merger Sub will be struck off the register of companies in the Cayman Islands and the separate corporate existence of Merger Sub will cease and Target will continue its existence as the surviving company (the “Surviving Sub”). As a result of the Merger, the Surviving Sub will become a wholly owned subsidiary of Plutus.

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(b) From and after the Effective Time, the Surviving Sub will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of the Target and Merger Sub, all as provided under section 236(1) of the Cayman Companies Act.

2.3 Closing. Unless this Agreement has been terminated and the Transactions herein contemplated have been abandoned pursuant to Article IX of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Article VIII of this Agreement, the consummation of the Transactions contemplated under this Agreement, including the Merger (the “Closing”), will occur by electronic exchange of documents and signatures on the tenth (10th) Business Days after satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such condition), or at such other time, date and place as the Principal Parties may mutually agree in writing. The date on which the Closing actually takes place is referred to herein as the “Closing Date”.

2.4 Effective Time.

(a) On the Closing Date, the applicable Parties shall cause the Merger to be consummated by executing and filing a plan of merger for the Merger in accordance with the relevant provisions of the Cayman Companies Act, in substantially the form of Exhibit B attached hereto (the “Plan of Merger”), with the Cayman Registrar.

(b) The Merger shall become effective on the date and time the Plan of Merger is duly filed with and registered by the Cayman Registrar or on such later date and time as is agreed between the Principal Parties and specified in the Plan of Merger; provided that such later date shall not be a date later than the ninetieth day after the date when the Plan of Merger is filed and registered with the Cayman Registrar (such time as the Merger becomes effective being the “Effective Time”).

2.5 Effect of Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement, the Plan of Merger and the applicable provisions of the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights and privileges of the Target and Merger Sub shall vest in the Surviving Sub, and all debts, liabilities, obligations and duties of the Target and Merger Sub shall become debts, liabilities, obligations and duties of the Surviving Sub.

2.6 Governing Documents. At the Effective Time, by virtue of the Merger, the existing memorandum and articles of association of the Surviving Sub as in effect immediately prior to the Effective Time shall be the memorandum and articles of association of the Surviving Sub until thereafter changed or amended as provided therein or by applicable law.

2.7 Directors and Officers.

(a) Until successors are duly elected or appointed and qualified in accordance with applicable law and the Governing Documents of Plutus, the directors and officers of Plutus from and after the Effective Time shall be appointed pursuant to Section 7.11 hereof.

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(b) Until successors are duly elected or appointed and qualified in accordance with applicable law and the Governing Documents of the Surviving Sub, the directors and officers of the Target immediately prior to the Effective Time shall be the directors and officers of the Surviving Sub.

Article III
TREATMENT OF SECURITIES

3.1 Treatment of Shares. At the Effective Time, by virtue of the Merger and without any further action on the part of any Party or any other Person:

(a) Treatment of Excluded Target Shares. All Target Shares that are owned by the Target, Merger Sub or any Target Group Company immediately prior to the Effective Time (the “Excluded Target Shares”) shall automatically be surrendered and canceled and shall cease to exist, and no New Ordinary Share or other consideration shall be delivered or deliverable in exchange therefor and each holder of any such Excluded Target Shares shall cease to have any rights with respect thereto.

(b) Treatment of Target Shares. Each Target Share issued and outstanding as of immediately prior to the Effective Time (excluding Dissenting Shares, which shall be treated in the manner set forth in Section 3.2, and the Excluded Target Shares being cancelled pursuant to Section 3.1(a)), by virtue of the Merger and upon the terms and subject to the conditions set forth in this Agreement, shall be converted into and shall for all purposes represent only the right to receive (x) (i) in the case of (A) 2,800,000 Target Shares to be held by the Percy’s Holding Vehicle and (B) 2,656,500 Target Shares to be held by the Heng’s Holding Vehicle, a number of validly issued, fully paid and non-assessable New Class B Shares, and (ii) in all other cases, a number of validly issued, fully paid and non-assessable New Class A Shares, in each case of (i) and (ii), equal to (A) the Target Per Share Value, divided by (B) the Plutus Per Share Value (such New Class B Shares and New Class A Shares, as applicable, the “Per Share Merger Consideration”, and the aggregate amount of Per Share Merger Consideration to be issued and paid pursuant to this Section 3.1(b), the “Merger Consideration”). All of the Target Shares converted into the right to receive the Merger Consideration pursuant to this Section 3.1(b) shall no longer be outstanding and shall cease to exist, and each holder of such Target Shares issued and outstanding as of immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Merger Consideration without interest.

(c) Treatment of Merger Sub Shares. Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Sub, which shall constitute the only issued and outstanding share capital of the Surviving Sub following the Effective Time.

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3.2 Dissenting Shares.

Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Cayman Companies Act, including Section 3.1, Target Shares issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such Target Shares in accordance with this Section 3.2 and Section 238 of the Cayman Companies Act and otherwise complied with all of the provisions of the Cayman Companies Act relevant to the exercise and perfection of dissenters’ rights (such Target Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s dissenter’s rights under the Cayman Companies Act with respect to such Target Shares, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Companies Act and such other rights as are granted by the Companies Act; provided, however, that if, after the Effective Time, any Dissenting Shareholder fails to validly exercise or perfect, withdraws or loses such holder’s right to appraisal pursuant to this Section 3.2 and Section 238 of the Cayman Companies Act or if a court of competent jurisdiction shall determine that such Dissenting Shareholder is not entitled to the relief provided by Section 238 of the Cayman Companies Act, such Target Shares shall be treated as if they had been cancelled and ceased to exist and they had been converted as of the Effective Time into the right to receive the Per Share Merger Consideration, if any, to which such Dissenting Shareholder is entitled pursuant to Section 3.1, without interest thereon. The Target shall provide Plutus prompt written notice of any written objections to the Merger or other demands received by Target for the exercise of dissenter rights in respect of the Merger or appraisal of Target Shares according to the Cayman Companies Act, any written withdrawal of any such objection or demand and any other written demand, notice or instrument delivered to the Target prior to the Effective Time pursuant to the Cayman Companies Act that relates to such objection or demand, and Plutus shall be consulted with respect to all material negotiations and proceedings with respect to such objection or demands. Except with the prior written consent of Plutus, the Target shall not make any payment with respect to, or settle or offer to settle, any such objection or demands.

3.3 Exchange Procedures. On the Closing Date, Plutus shall issue to each holder who is, immediately prior to the Effective Time, a registered holder of Target Shares (other than the Dissenting Shares and the Excluded Target Shares) (such holders, the “Existing Target Shareholders”) the Merger Consideration in respect of the Target Shares held by such Existing Target Shareholder, credited as fully paid, in accordance with the terms of this Agreement. Following the Effective Time, Plutus shall, upon the request by any Existing Target Shareholder, promptly deliver to such Existing Target Shareholder an excerpt of the register of members of Plutus or such other document that evidences the share ownership in Plutus of such Existing Target Shareholder.

3.4 Issuance of the Closing Number of Securities.

(a) Notwithstanding anything in this Agreement to the contrary, no fraction of an New Ordinary Share will be issued by virtue of the Merger, and the Persons who would otherwise be entitled to a fraction of an New Ordinary Share (after aggregating all fractional shares of New Ordinary Shares that otherwise would be received by such Person) shall receive from Plutus, in lieu of such fractional share: (i) one New Ordinary Share if the aggregate amount of fractional shares of New Ordinary Shares such Person would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no New Ordinary Share if the aggregate amount of fractional shares of New Ordinary Shares such Person would otherwise be entitled to is less than 0.50.

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(b) The number of New Ordinary Shares that each Person is entitled to receive as a result of the Merger and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any share sub-division, share consolidation, share dividend or distribution (including any dividend or distribution of securities convertible into New Ordinary Shares), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to New Ordinary Shares occurring on or after the date hereof and prior to the Closing.

3.5 Plutus Closing Certificate. Not later than three (3) Business Days prior to the Closing Date, Plutus shall deliver to the Target a written certificate (the “Plutus Closing Certificate”) setting forth: (a) the estimated amount of Plutus Transaction Costs as of the Closing, which shall include the respective paid and unpaid amounts and wire transfer instructions for the payment thereof; (b) the calculation of the estimated amount of Plutus Cash Level as of the Closing Date (the “Plutus Financial Requirement Calculation”); (c) the Aggregate PIPE Proceeds, (d) reasonable relevant supporting documentation used by Plutus in calculating such estimated amounts as referenced in clauses (a) through (c) above; and (e) a certificate of the Chief Financial Officer of Plutus certifying that the estimates set forth in the Plutus Closing Certificate have been prepared in good faith and in accordance with this Agreement and the other Transaction Agreements. The Target and its Representatives shall have a reasonable opportunity to review and to discuss with Plutus and its Representatives the documentation provided pursuant to this Section 3.5 and any relevant books and records. Plutus and its Representatives shall reasonably assist the Target and its Representatives in their review of the documentation. The Target shall be entitled (but not obligated) to rely in all respects on the Plutus Closing Certificate.

3.6 Closing Calculations. No later than three (3) Business Days prior to the Closing Date, the Target shall deliver to Plutus a schedule (the “Closing Payments Schedule”) setting forth: (a) the calculation of the Merger Consideration and the allocation of the Merger Consideration among the holders of Target Shares of immediately prior to the Closing including the legal name, registered address and bank account information of each such holder; (b) the estimated amount of Target Transaction Costs and Mutual Transaction Costs as of the Closing, which shall include the respective paid and unpaid amounts and wire transfer instructions for the payment thereof; (c) reasonable relevant supporting documentation used by Target in calculating such estimated amounts of the Target Transaction Costs and the Mutual Transaction Costs; and (d) a certificate of the highest ranking financial officer of Target certifying that the estimates set forth in the Closing Payments Schedule have been prepared in good faith and in accordance with this Agreement and the other Transaction Agreements. Plutus and its Representatives shall reasonably assist the Target and its Representatives in the calculation of the estimated amount of the Mutual Transaction Costs. Plutus and its Representatives shall have a reasonable opportunity to review and to discuss with the Target and its Representatives the documentation provided pursuant to this Section 3.6 and any relevant books and records of the Target Group Companies. The Target and its Representatives shall reasonably assist Plutus and its Representatives in its review of the documentation. Plutus and Merger Sub will be entitled (but not obligated) to rely in all respects upon the Closing Payments Schedule.

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3.7 Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Target, Plutus and their respective Affiliates shall be entitled to deduct and withhold from any payments payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Legal Requirements. If any deduction or withholding is so required in connection with any such payments, such Person shall cause the applicable withholding agent to provide written notice to the Person in respect of which such deduction and withholding is to be made of the amounts to be deducted and withheld as soon as reasonably practicable (and shall use commercially reasonable efforts to do so at least five (5) days prior to such payment). Each Party shall use reasonable efforts to (a) avail itself of any available exemptions from, or any refunds, credits or other recovery of, any such Tax deductions and withholdings and shall cooperate with the other Parties in providing any information and documentation that may be necessary to obtain such exemptions, refunds, credits or other recovery and (b) eliminate or minimize the amount of any such Tax deductions and withholdings. To the extent that amounts are so deducted and withheld and paid over to the appropriate Governmental Entity in accordance with applicable Legal Requirements, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

3.8 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Sub following the Merger with full right, title and possession to and of all assets, property, rights, privileges, powers and franchises of the Target and Merger Sub (as provided under section 236(1) of the Cayman Companies Act), the officers, directors, managers and members, as applicable (or their designees), of the Parties hereto are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Article IV

REPRESENTATIONS AND WARRANTIES OF Target

Except as set forth in the letter dated as of the date of this Agreement delivered by Target to Plutus in connection with the execution and delivery of this Agreement (the “Target Disclosure Letter”), the Target hereby represents and warrants to the other Parties hereto as of the date hereof and as of the Closing Date (or if a specific date is indicated in any such statement, as of such specified date) the following:

4.1 Organization and Qualification.

(a) The Target is an exempted company duly incorporated, validly existing and in good standing under the applicable Legal Requirements of the Cayman Islands.

(b) The Target has all requisite corporate power and authority to own, lease and operate its assets, rights and properties and to carry on its business as it is now being conducted, except as would not be expected to be material to the Target Group Companies, taken as a whole.

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(c) The Target is duly qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to so qualify would not, individually or in the aggregate, reasonably be expected to be material to the Target Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of the Target as currently in effect, have been made available to Plutus.

(d) The Target is not in violation of any of the provisions of its Governing Documents in any material respect.

4.2 Target Subsidiaries.

(a) As of the date hereof and as of the Closing Date, all Target Group Companies, together with their jurisdiction of incorporation or organization, as applicable, are listed on Schedule 4.2(a) of the Target Disclosure Letter (the Target Group Companies other than the Target, the “Target Subsidiaries”). Except as disclosed on Schedule 4.2(a) of the Target Disclosure Letter, the Target owns or will own, directly or indirectly, free and clear of all Liens (other than Permitted Liens), all of the outstanding equity securities of (i) as of the Closing Date, all Target Subsidiaries, and (ii) as of the date hereof, all Target Subsidiaries except for Happy CP MY SDN BHD and Choco Up Aus PTY Limited. Except for the Target Subsidiaries, Target does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(b) Each Target Subsidiary is duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization and has the requisite corporate, limited liability company or equivalent power and authority to own, lease and operate its assets, rights and properties and to carry on its business as it is now being conducted in all material respects. Each Target Subsidiary is duly qualified to do business in each jurisdiction in which the conduct of its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or be in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Target Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of each Target Subsidiary, as amended and currently in effect, have been made available to Plutus. No Target Subsidiary is in violation of any of the provisions of its Governing Documents in any material respect.

(c) All issued and outstanding shares of capital stock, limited liability company interests and equity interests of each Target Subsidiary (i) have been duly authorized, validly issued, fully paid and are non-assessable (in each case, to the extent that such concepts are applicable), (ii) are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, except as contemplated under this Agreement, and (iii) have been offered, sold and issued in compliance with applicable Legal Requirements and the applicable Target Subsidiary’s respective Governing Documents.

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(d) Except as contemplated under this Agreement or as disclosed on Schedule 4.2(d) of the Target Disclosure Letter, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which any Target Subsidiary is a party or by which it is bound obligating such Target Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any ownership interests of such Target Subsidiary or obligating such Target Subsidiary to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

4.3 Capitalization of the Target.

(a) All issued and outstanding share capital of the Target as of the date of hereof, and as of the Closing Date, is as set forth on Schedule 4.3(a) of the Target Disclosure Letter. As of the Closing Date, all authorized and outstanding share capital of the Target will be in the form of Target Shares.

(b) Except as contemplated under this Agreement or as disclosed on Schedule 4.3(b) of the Target Disclosure Letter, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of Target is authorized or outstanding, and (ii) there is no commitment by Target to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of its equity securities any evidence of indebtedness, to repurchase or redeem any securities of the Target or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. There are no declared or accrued unpaid dividends with respect to any Target Shares.

(c) All issued and outstanding Target Shares are (i) duly authorized, validly issued, fully paid and non-assessable and (ii) not subject to or issued in violation of any preemptive rights created by the Cayman Companies Act, Target Governing Documents or any agreement to which Target is a party. All issued and outstanding Target Shares were issued in compliance with applicable Legal Requirements.

(d) No outstanding Target Shares are subject to vesting or forfeiture rights or repurchase by a Target Group Company, except as provided for under the Cayman Companies Act subject to the provisions thereunder. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights issued by any Target Group Company.

(e) All distributions, dividends, repurchases and redemptions in respect of the share capital (or other equity interests) of the Target were undertaken in compliance with the Target Governing Documents then in effect, any agreement to which the Target then was a party and in compliance with applicable Legal Requirements.

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(f) Except as set forth in the Target’s Governing Documents in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other similar agreements or understandings, to which any Target Group Company is a party or by which any Target Group Company is bound with respect to any ownership interests of the applicable Target Group Company.

(g) Except as provided for in this Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of any Target Group Company are issuable and no rights in connection with any shares, warrants, options or other securities of any Target Group Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

4.4 Authority Relative to this Agreement. The Target has all requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that the Target has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out the Target’s obligations hereunder and thereunder and to consummate the applicable Transactions (including the Merger). The execution and delivery by the Target of this Agreement and the other Transaction Agreements to which it is a party and the consummation by the Target of the applicable Transactions (including the Merger) have been or will be as of the Closing Date duly and validly authorized by all requisite actions on the part of the Target and its Affiliates, and no other proceedings on the part of the Target or any of its Affiliates are necessary to authorize this Agreement or the other Transaction Agreements to which the Target or any of its Affiliates is a party or to consummate the transactions contemplated hereby and thereby. This Agreement and the other Transaction Agreements to which the Target or any of its Affiliate is a party have been duly and validly executed and delivered by the Target or such Affiliate, as applicable, and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitute the legal and binding obligations of the Target or such Affiliate, enforceable against the Target or such Affiliate, as applicable, in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

4.5 No Conflict; Required Filings and Consents.

(a) Neither the execution, delivery nor performance by the Target of this Agreement or the other Transaction Agreements to which it is a party, nor the consummation of the Transactions, will: (i) conflict with or violate the Target’s Governing Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings, notices or permits referred to in Section 4.5(b) are duly and timely obtained or made, conflict with or violate any Legal Requirements applicable to the Target; (iii) result in any breach of or constitute a default (with or without notice or lapse of time, or both) under, or impair the Target’s, or any Target Group Company’s rights or, in a manner adverse to any of the Target Group Companies, alter the rights or obligations of any third party under, or give to any third party any rights of consent, termination, amendment, acceleration (including any forced repurchase or put right) or cancellation under, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties, rights or assets of any of the Target Group Companies pursuant to, any Target Material Contracts, except, with respect to clauses (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to be material to the Target Group Companies, taken as a whole.

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(b) No notices, reports or other filings are required to be made by any Target Group Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by any Target Group Company from, any Governmental Entity in connection with the execution and delivery by the Target and any other Target Group Company of this Agreement and the other Transaction Agreements to which it is a party, except for: (i) the filing of the Plan of Merger in accordance with the Cayman Companies Act; (ii) applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder, and appropriate securities law related documents received from or filed with the relevant authorities of other jurisdictions in which any Target Group Company is licensed or qualified to do business; and (iii) the filings, submissions, consents, approvals, authorizations and permits described on Schedule 4.5(b) of the Target Disclosure Letter (the “Target Required Regulatory Approvals”); and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to the Target Group Companies, taken as a whole, or reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of the Target to perform its obligations under this Agreement or the other Transaction Agreements.

4.6 Compliance; Approvals.

(a) Each of the Target Group Companies, in each case, has complied with and is not in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably likely to be material to the Target Group Companies, taken as a whole. No written or, to the Knowledge of the Target, oral notice, of non-compliance with any applicable Legal Requirements has been received by any of the Target Group Companies. Each Target Group Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, in all material respects. Each Approval held by the Target Group Companies is valid, binding and in full force and effect in all material respects. None of the Target Group Companies (i) is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Approval, or (ii) has received any notice from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (i) and (ii) as would not individually or in the aggregate, reasonably be expected to be material to the Target Group Companies, taken as a whole.

(b) To the Knowledge of the Target, each shareholder of Target who is to receive Merger Consideration is (i) an “accredited investor” as defined in Rules 215 and 501(a) of the Securities Act, (ii) a “qualified institutional buyer” as defined in Rule 144A of the Securities Act or (iii) receiving the Merger Consideration in a transaction compliant with Regulation S and/or Regulation D.

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4.7 Financial Statements.

(a) The Target has made available to Plutus (I) true and complete copies of the unaudited pro forma combined balance sheets of the Target Group Companies as of December 31, 2024 and 2023, and the related pro forma combined statements of income (loss), and cash flows of such Target Group Companies for the fiscal years then ended , and (II) true and complete copies of the unaudited pro forma balance sheets of the Target Group Companies as of March 31, 2025, and the related combined pro forma statements of income (loss) and cash flows for the three-month period then ended (collectively, the “Target Financial Statements”). The Target Financial Statements: (i) were prepared in conformity with the Target Accounting Principles applied on a consistent basis during the periods involved, subject to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the Target Group Companies, taken as a whole) and the absence of footnotes; (ii) were prepared from the books and records of the Target Group Companies; and (iii) were prepared in good faith based upon reasonable assumptions made by the Target on a basis consistent with the basis employed in such books and records for the relevant periods.

(b) The Target Group Companies have established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Target Accounting Principles, (ii) that transactions, receipts and expenditures of the Target Group Companies are being executed and made only in accordance with appropriate authorizations of management or directors of Target, (iii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with the Target Accounting Principles and to maintain accountability for assets, (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Target Group Companies that could have a material effect on the financial statements and (v) that accounts, notes and other receivables are recorded accurately. To Target’s Knowledge, (x) there is no significant deficiency or “material weakness” in the system of internal controls over financial reporting of the Target Group Companies, (y) there is no fraud, whether or not material, that involves Target’s management or other employees or Affiliates who have a significant role in the preparation of financial statements or the internal accounting controls utilized by the Target, and (z) there is no claim or allegation regarding any of the foregoing or any whistleblower complaint or report whether regarding the foregoing or any other matter.

(c) There are no outstanding personal loans or other extensions of credit made by the Target Group Companies to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of a Target Group Company.

4.8 No Undisclosed Liabilities. The Target Group Companies, in each case, have no Liabilities of a type required to be reflected or reserved for on a balance sheet prepared in accordance with the Target Accounting Principles, other than Liabilities: (a) set forth in or reserved against or otherwise reflected in the Target Financial Statements or in the notes thereto; (b) arising in the ordinary course of business of the Target Group Companies since the date of the most recent balance sheet included in the Target Financial Statements and are not material in amount; (c) incurred in connection with the Transactions; or (d) that are not, or would not reasonably be expected to be, individually or in the aggregate, material to the Target Group Companies taken as a whole. Other than disclosed in Schedule 4.8 of the Target Disclosure Letter, no Target Group Company has any secured creditors holding a security interest.

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4.9 Absence of Certain Changes or Events. Except as contemplated by this Agreement or any other Transaction Agreements or as disclosed on Schedule 4.9 of the Target Disclosure Letter, since March 31, 2025 through the date of this Agreement, the business of the Target Group Companies was conducted in the ordinary course of business in all material respects and there has not been: (a) any Target Material Adverse Effect; or (b) any action taken or agreed upon by any of the Target Group Companies that would be prohibited by Sections 6.1(c), 6.1(l), and 6.1(o) (and to the extent related to the foregoing clauses, Section 6.1(q)), if such action were taken on or after the date hereof without the consent of Plutus.

4.10 Litigation. Except as disclosed on Schedule 4.10 of the Target Disclosure Letter or otherwise would not, individually or in the aggregate, reasonably be expected to be material to the Target Group Companies, taken as a whole, there is: (a) no pending Legal Proceeding or, to the Knowledge of the Target, threatened Legal Proceeding in writing, or to the Knowledge of the Target, any investigation, against any Target Group Company or any of its properties or assets, or any of the directors, managers or officers of any Target Group Company with regard to their actions as such; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no pending or, to the Knowledge of the Target, threatened audit, examination or investigation by any Governmental Entity against any Target Group Company or any of its properties or assets, or any of the directors, managers or officers of any Target Group Company with regard to their actions as such and, to the Knowledge of the Target, no facts exist that would reasonably be expected to form the basis for any such audit, examination or investigation; (c) no pending Legal Proceeding, or to the Knowledge of the Target, threatened Legal Proceeding in writing, or to the Knowledge of the Target, investigation by any Target Group Company against any third party; (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on any Target Group Company; and (e) no Order imposed or, to the Knowledge of the Target, threatened in writing to be imposed upon any Target Group Company or any of its respective properties or assets, or any of the directors, managers or officers of any Target Group Company with regard to their actions as such.

4.11 Employee Benefit Plans.

(a) Schedule 4.11(a) of the Target Disclosure Letter sets forth a true, correct and complete list of each Target Employee Benefit Plan. Other than the Target Employee Benefit Plan, none of the Target Group Companies has other plan that (i) provides for transaction, retention or change in control payments or benefits or tax gross-ups, (ii) provides for equity or equity-based incentive compensation or (iii) is a defined contribution benefit plan, defined benefit pension plan, nonqualified deferred compensation plan or retiree medical plan. With respect to each Target Employee Benefit Plan, the Target has made available to Plutus true, correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) the current plan document and, to the extent available, the summary plan description; (ii) the most recent audited financial statement; (iii) all material filings and correspondence with any Governmental Entity; (iv) all related material insurance contracts which implement each such Target Employee Benefit Plan and (v) any documents with respect to any Target Employee Benefit Plan that are required to be prepared or filed under the applicable Legal Requirements.

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(b) Except as disclosed on Section 4.11(b) of the Target Disclosure Letter, each Target Employee Benefit Plan has been established, maintained, operated and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of all applicable Legal Requirements.

(c) None of the Target Employee Benefit Plans provides for, and none of the Target Group Companies has any liability in respect of, post-retiree health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required pursuant to applicable Legal Requirements and at the sole expense of such participant or the participant’s beneficiary.

(d) With respect to any Target Employee Benefit Plan, no material actions, suits, claims (other than routine claims for benefits in the ordinary course), audits, inquiries, proceedings or lawsuits are pending, or, to the Knowledge of the Target, threatened in writing against any Target Employee Benefit Plan, any trust related thereto or against any fiduciary thereof with respect thereto. No event has occurred, and to the Knowledge of the Target, no condition exists that would, by reason of the Target’s affiliation with any of its Affiliates, subject the Target to any material tax, fine, lien, penalty or other liability imposed by any applicable Legal Requirements.

(e) All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Target Employee Benefit Plans have been timely made or accrued in accordance with Target Accounting Principles in all material respects.

(f) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of the Target or Target Subsidiaries or under any Target Employee Benefit Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, individual independent contractor or director of the Target or Target Subsidiaries or under any Target Employee Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of the Target or Target Subsidiaries or under any Target Employee Benefit Plan; or (iv) limit the right to merge, amend or terminate any Target Employee Benefit Plan.

(g) Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.

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(h) The Target maintains no obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual.

4.12 Labor Matters.

(a) Except as disclosed on Schedule 4.12(a) of the Target Disclosure Letter, no Target Group Company is a party to or bound by any labor agreement, collective bargaining agreement, works council agreement or other similar labor Contract applicable to current or former employees of any Target Group Company. Except as disclosed on Schedule 4.12(a) of the Target Disclosure Letter, no employees of the Target Group Companies are represented by any labor union, labor organization, or works council with respect to their employment with the Target Group Companies. There are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Target, threatened in writing to be brought or filed, with the National Labor Relations Board or other labor relations tribunal, nor has any such representation proceeding, petition, or demand been brought, filed, made, or, to the Knowledge of the Target, threatened since the Reference Date. Since the Reference Date, there have been no labor organizing activities involving any Target Group Company or with respect to any employees of the Target Group Companies or, to the Knowledge of the Target, threatened in writing by any labor organization, work council or group of employees.

(b) Since the Reference Date, except as disclosed on Schedule 4.12(b) of the Target Disclosure Letter, there have been no strikes, work stoppages, slowdowns, lockouts or arbitrations, material grievances, unfair labor practice charges or other material labor disputes pending or, to the Knowledge of the Target, threatened in writing against or affecting the Target Group Companies involving any employee or former employee of, or other individual who provided services to, any Target Group Company.

(c) To the Knowledge of the Target, except as disclosed on Schedule 4.12(c) of the Target Disclosure Letter, no officer of any Target Group Company has given written notice to any Target Group Company of any intent to terminate his or her employment with such Target Group Company in connection with the consummation of the Transactions. The Target Group Companies are in compliance and, to the Knowledge of the Target, each of their employees and consultants are in compliance, with the terms of any employment, nondisclosure, restrictive covenant, and consulting agreements between any Target Group Company and such individuals, in each case except as would not be material to the Target Group Companies taken as a whole.

(d) The Transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the Target Group Companies, except for where the failure to obtain such consent to make any such advance notifications has not had and would not reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect.

(e) To the Knowledge of the Target, no written notice or written complaint from or on behalf of any current or former employee of, or other individual who provided services to, any Target Group Company has been received by any Target Group Company since the Reference Date asserting or alleging sexual harassment or sexual misconduct against any current or former officer or director of any Target Group Company.

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(f) Except as disclosed on Schedule 4.12(f) of the Target Disclosure Letter, since the Reference Date, there have been no material complaints, charges, investigations, claims or other Legal Proceedings against the Target Group Companies filed or pending or, to the Knowledge of the Target, threatened in writing that would be brought or filed, with any Governmental Entity based on, arising out of, or in connection with any labor and employment Legal Requirement, or employment practice of any Target Group Company. Since the Reference Date, no Target Group Company has received any notice of intent by any Governmental Entity responsible for the enforcement of labor and employment laws to conduct or initiate a material investigation, audit or Legal Proceeding relating to any employment or labor laws or employment practice of any Target Group Company. Each Target Group Company is, and has been since the Reference Date, in material compliance with all applicable Legal Requirements respecting employment and employment practices, including all applicable laws respecting terms and conditions of employment, wages and hours, the Worker Adjustment and Retraining Notification Act, and any similar foreign, state or local “mass layoff” or “plant closing” laws (collectively, the “WARN Act”), collective bargaining, immigration and work eligibility, benefits, labor relations, harassment, discrimination, civil rights, pay equity, child labor, equal employment opportunity, safety and health, and workers’ compensation.

(g) No Target Group Company is liable for any arrears of wages or penalties with respect thereto, except in each case as would not be material to the Target Group Companies taken as a whole. All amounts that the Target Group Companies are legally required to withhold from their employees’ wages and to pay to any Governmental Entity as required by applicable Legal Requirements have been withheld and paid, and none of the Target Group Companies has any outstanding obligations to make any such withholding or payment, other than (i) with respect to an open payroll period or (ii) as would not result in material liability to the Target Group Companies, taken as whole.

(h) Except as would not result in material liability to any Target Group Company, each Person who has provided or is providing services to any Target Group Company and has been classified as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, has been properly classified as such under all applicable Legal Requirements and pursuant to the terms of any Target Employee Benefit Plan. None of the Target Group Companies has any material liability or obligation under any applicable Legal Requirement or Target Employee Benefit Plan arising out of improperly classifying such Person as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, and no such Person is owed any wages, benefits or other compensation for past services (other than wages, benefits and compensation accrued during the current pay period and any accrued pay or benefits for services, which by their terms or under applicable Legal Requirements, are payable in the future).

4.13 Real Property; Tangible Property.

(a) No Target Group Company currently owns any real property or has in the past three years owned any real property.

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(b) Each Target Group Company has a valid, binding and enforceable leasehold interest under each of the real property leases to which it is a party as of the date hereof as a lessee (the “Target Leased Properties”), free and clear of all Liens (other than Permitted Liens) and each of the leases, lease guarantees, agreements and documents related to any Target Leased Properties to which it is a party as of the date hereof, including all amendments, letter agreements, terminations and modifications thereof (collectively, the “Target Real Property Leases”), is in full force and effect as of the date hereof, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. The Target has made available to Plutus true, correct and complete copies of all Material Target Real Property Leases (as defined below). No Target Group Company is in breach of or default under any Material Target Real Property Lease, and, to the Knowledge of the Target, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default, except for such breaches or defaults as would not individually or in the aggregate reasonably be expected to be material to the Target Group Companies taken as a whole. The Target Leased Properties are suitable to allow the businesses of the Target Group Companies to be operated as currently conducted in all material respects. To the Knowledge of the Target, (i) there are no pending condemnation proceedings with respect to any of the Target Leased Properties, and (ii) the current use of the Target Leased Properties does not violate any local planning, zoning or similar land use restrictions of any Governmental Entity in any material respect. No Target Group Company has received or given any written notice of any default or event that with notice or lapse of time, or both, would constitute a breach or default by any Target Group Company under any of the Target Real Property Leases and, to the Knowledge of the Target, no other party is in breach or default thereof, except for such breaches or defaults as would not, individually or in the aggregate, reasonably be expected to be material to the Target Group Companies, taken as a whole. As of the date of this Agreement, to the Knowledge of the Target, no party to any Target Real Property Lease has exercised any termination rights with respect thereto. Schedule 4.13(b) of the Target Disclosure Letter contains a true and correct list of all Material Target Real Property Leases. No Person other than the Target Group Companies has the right to use the Target Leased Properties, except as subleased by the respective Target Group Company to a sub-lessee.

(c) Each Target Group Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its tangible assets, free and clear of all Liens other than: (i) Permitted Liens; (ii) the rights of lessors under any Target Real Property Lease; and (iii) the Liens specifically identified on the Schedule 4.13(c) of the Target Disclosure Letter. The tangible assets of the Target Group Companies: (A) constitute all of the tangible assets that are currently being used for the operation of the businesses of the Target Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the Target Group Companies as currently conducted; and (B) have been maintained in accordance with generally applicable accepted industry practice, are in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being put, in each case, in all material respects.

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4.14 Taxes.

(a) All income and other material Tax Returns required to be filed by or on behalf of each Target Group Company have been duly and timely filed with the appropriate Governmental Entity (taking into account any applicable extensions of time to file Tax Returns that were validly granted or obtained) and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by each Target Group Company (whether or not shown on any Tax Return) have been fully and timely paid.

(b) Each Target Group Company has (i) complied in all material respects with all applicable Legal Requirements related to the withholding and remittance of all material amounts of Tax and timely withheld and paid all material amounts of Taxes required to have been withheld and paid to the appropriate Governmental Entity; and (ii) complied in all material respects with all material reporting requirements (including maintenance of required records with respect thereto) with respect to such payments.

(c) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity against any Target Group Company which has not been paid or resolved.

(d) No material Tax audit or other examination of the any Target Group Company by any Governmental Entity is presently in progress, nor are there any request or threat for such an audit or other examination.

(e) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Target Group Companies.

(f) No Target Group Company has any liability for a material amount of unpaid Taxes which has not been accrued for or reserved on the Target Unaudited Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of the Target Group Companies in the ordinary course of business.

(g) No Target Group Company: (i) has any liability for the Taxes of another Person (other than any Target Group Company or their predecessors) as a result of being a member of a consolidated, combined, unitary or affiliated group filing for U.S. federal, state, local or non-U.S. income Tax purposes or as a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); or (iii) has ever been a member of a consolidated, combined, unitary or affiliated group filing for U.S. federal, state, local, or non-U.S. income Tax purposes, other than a group whose members are all Target Group Companies (or their predecessors).

(h) No Target Group Company: (i) has consented to extend the time in which any material amount of Tax may be assessed or collected by any Governmental Entity (other than ordinary course extensions of time to file Tax Returns), which extension is still in effect; or (ii) has entered into or been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code (or any similar provision of state, local or non-U.S. Legal Requirements).

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(i) No Target Group Company has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization, in each case where it is required to file a material income Tax Return and does not file such a Tax Return.

(j) No Target Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date other than in the ordinary course of business; (ii) any change in method of accounting on or prior to the Closing Date; or (iii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheets included in the Target Financial Statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the Target Financial Statements.

(k) No claim has been made by any Governmental Entity in a jurisdiction in which any Target Group Company does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

4.15 Brokers; Third Party Expenses. Except as disclosed in Schedule 4.15 of the Target Disclosure Letter, none of the Target Group Companies has any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or the Transactions on account of Contracts entered into by any Target Group Company.

4.16 Intellectual Property. Except as would not, individually or in the aggregate, be material to the Target Group Companies, taken as a whole:

(a) Schedule 4.16(a)(a) of the Target Disclosure Letter contains a true and complete list, as of the date of this Agreement, of all patented, registered or applied-for Intellectual Property included in Target Owned IP (collectively, the “Target Registered IP”). With respect to each item of Target Registered IP, all necessary registration, maintenance and renewal fees have been paid, and all necessary documents and certificates have been filed with United States Patent and Trademark Office or equivalent authority or registrar anywhere in the world for the purposes of maintaining or renewing such Target Registered IP and recording and perfecting any Target Group Company’s ownership therein.

(b) (i) The Target Group Companies solely and exclusively own all right, title, and interest in and to all material Target Owned IP, including the items of Intellectual Property set forth or required to be set forth in Schedule 4.16(a) of the Target Disclosure Letter pursuant to the first sentence of this Section 4.16(a), free and clear of all Liens (other than Permitted Liens); and (ii) the Target Group Companies own or have valid rights to use all other material Intellectual Property that is owned or used by the Target Group Companies to conduct the businesses of the Target Group Companies as currently conducted.

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(c) (i) Since the Reference Date, neither the Target Group Companies nor the conduct of their businesses have infringed, diluted, misappropriated, or otherwise violated, and do not infringe, dilute, misappropriate or otherwise violate, the Intellectual Property of any third party in any material respect; and (ii) there is no Legal Proceeding pending, or to the Knowledge of the Target, threatened in writing, and since the Reference Date, none of the Target Group Companies has received any written claims (including “cease and desist” letters or invitations to license) (x) alleging the Target Group Companies are infringing, misappropriating or otherwise violating any Intellectual Property of any third party; or (y) contesting the use, ownership, registration, scope, validity or enforceability of any Target Owned IP.

(d) (i) Since the Reference Date, to the Knowledge of the Target, no Target Owned IP has been infringed, diluted, misappropriated or otherwise violated, or is being infringed, diluted, misappropriated or otherwise violated by any third party; and (ii) there is no Legal Proceeding pending or threatened in writing, and, since the Reference Date, none of the Target Group Companies has made any written claims (including “cease and desist” letters or invitations to license) (x) contesting the use, ownership, registration, scope, validity or enforceability of any Intellectual Property of such Person or (y) alleging that the conduct of any Person is infringing, misappropriating or otherwise violating any Target Owned IP.

(e) All Target Registered IP is subsisting, and to the Knowledge of the Target, valid and enforceable.

(f) Each current and former employee, consultant, and contractor of a Target Group Company who has created or developed any material Intellectual Property for or on behalf of the Target Group Companies, or otherwise within the scope of their employment or engagement with the Target Group Companies (each such person, a “Target Contributor”) have done so pursuant to an agreement that (i) if the Target Contributor had access to confidential information, ensures the protection of the confidential information of the Target Group Companies and (ii) validly assigns (pursuant to a present-tense assignment) to the Target Group Companies all right, title and interest of such Target Contributor in all such Intellectual Property that does not vest initially in such entities by operation of law (each, a “Target Contributor Agreement”).

(g) Since the Reference Date, the Target Group Companies have taken commercially reasonable steps to protect and maintain (including protecting the confidentiality of) the Personal Information and material Trade Secrets in the possession or under the control of any Target Group Company (“Target Data”).

(h) (i) Neither any of the Target Group Companies, nor any other Person acting on their behalf, has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, the source code for any Target Code, other than disclosures to Target Contributors involved in the development of products or services of the Target Group Companies subject to confidentiality obligations to the Target Group Companies with respect to such source code; and (ii) neither the execution of this Agreement or any other Transaction Agreements nor the consummation of any of the Transactions will result in any requirement that the Target Group Companies deliver, license or disclose the source code of any Target Code to any other Person (other than an Plutus Group Company).

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(i) None of the Target Group Companies has incorporated any Open Source Software in, or used any Open Source Software in connection with, any Target Code in a manner that (i) requires the disclosure or distribution of any Target Code in source code form, (ii) requires the licensing thereof for the purpose of making derivative works, or (iii) imposes any restriction on the consideration to be charged for the licensing or distribution thereof. The Target Group Companies are in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the businesses of the Target Group Companies.

4.17 Data Privacy and Cybersecurity. Except as would not, individually or in the aggregate, be material to the Target Group Companies, taken as a whole:

(a) The Target Group Companies are, and since the Reference Date have been, in compliance in all material respects with all Target Privacy Requirements and all applicable Privacy Laws.

(b) (i) Since the Reference Date, the Target Group Companies have taken commercially reasonable measures to protect the integrity, continuous operation and physical and electronic security of the Target IT Systems (including Target Data); (ii) the Target IT Systems are functional, operate in a reasonable manner, and are in sufficiently good working condition for the operation of the businesses of the Target Group Companies; (iii) the Target IT Systems are free of any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or code that could materially disrupt or materially and adversely affect the functionality of the Target IT Systems; and (iv) since the Reference Date, there have been no material breaches, outages, misuses or intrusions of any Target IT System, nor any loss, theft, compromise or damage of, breach of security with respect to, or unauthorized access to, or rendering unavailable or inaccessible of any Target Data Processed by or on behalf of the Group Companies (collectively, “Target Security Incidents”).

(c) The Target Group Companies (i) maintain commercially reasonable disaster recovery plans, procedures and facilities sufficient for their businesses and (ii) have fully remediated all “high” or “critical” and other material threats, risks and deficiencies identified in data security risk assessments, audits and penetration tests performed since the Reference Date by or for the Target Group Companies.

(d) There are no Legal Proceedings, whether from a Governmental Entity or any other Person, pending (or, to the Knowledge of the Target, threatened in writing) against, any Target Group Company alleging a violation of any of the Target Privacy Requirements.

4.18 Agreements, Contracts and Commitments.

(a) Schedule 4.18(a) of the Target Disclosure Letter sets forth a true, correct and complete list of each Target Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “Target Material Contract” of the Target Group Companies shall mean each of the following Contracts to which a Target Group Company is a party as of the date hereof:

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(i) any Contract or purchase commitment (excluding purchase commitments in the ordinary course of business of any Target Group Company relating to the purchase of the future receivable of customers) reasonably expected to result in future payments to or by any Target Group Company in excess of US$500,000 per annum;

(ii) (x) any Contract with the top 5 customers of the Target Group Companies (the “Target Material Customers”) as determined by revenue and (y) top 5 suppliers and distributors of the Target Group Companies by amounts payables (the “Target Material Suppliers”) (all, other than purchase or service orders accepted, confirmed or entered into in the ordinary course of business or with professional advisors), in each case during the 12-month period ended on December 31, 2024;

(iii) any Contract that purports to limit in any material respect (A) the localities in which the Target Group Companies’ businesses may be conducted, (B) any Target Group Company from engaging in any line of business or (C) any Target Group Company from developing, marketing or selling products or services, including any non-compete agreements or agreements limiting the ability of any of the Target Group Companies from soliciting customers or employees;

(iv) any Contract that is related to the governance or operation of any joint venture or partnership that has involved a sharing of revenues, profits, cash flows, expenses or losses with any other party or a payment of royalties to any other party, other than such Contract solely between or among any of the Target Group Companies;

(v) any Contract for or relating to any borrowing of money by or from any of the Target Group Companies in excess of US$2,000,000;

(vi) any Contract (other than those made in the ordinary course of business): (A) providing for the grant of any rights of refusal, rights of first negotiation, most-favored-nation or similar rights to purchase or lease any asset of the Target Group Companies; or (B) providing for any exclusive rights, rights of refusal, rights of first negotiation, most-favored-nation or similar rights to sell or distribute any product or service of any of the Target Group Companies;

(vii) any obligation to register any Target Shares or other securities of the Target Group Companies with any Governmental Entity (other than ordinary course requirements of foreign applicable Legal Requirements related to the recording with an applicable Governmental Entity of the ownership of non-U.S. Target Group Companies);

(viii) any Contracts relating to the sale of any operating business of any Target Group Company or the acquisition by any Target Group Company of any operating business, whether by merger, purchase or sale of stock or assets or otherwise, and for which any Target Group Company has any material outstanding obligations (other than customary non-disclosure and similar obligations incidental thereto and other than Contracts for the purchase of inventory or supplies entered into in the ordinary course of business);

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(ix) any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization, or works council;

(x) any Contract for the use by any of the Target Group Companies of any tangible property where the annual lease payments are greater than US$500,000 (other than any lease of vehicles, office equipment or operating equipment made in the ordinary course of business) (the “Material Target Real Property Leases”);

(xi) any material Contract under which a Target Group Company: (A) is granted a license, option, covenant not to sue, or any right to or under any material Intellectual Property from any third party, other than Incidental Inbound Licenses or licenses for Open Source Software; or (B) grants a license, option, covenant not to sue, or any right to or under any material Target Owned IP to any third party, other than non-exclusive licenses granted to contractors, suppliers, vendors, distributors or customers in the ordinary course of business in object code form, for the use by such customers of the Target Group Companies’ products or services or the provision of services by such contractors, suppliers, vendors, or distributors to the Target Group Companies;

(xii) any Contract involving any resolution or settlement of any actual or threatened Legal Proceeding that is material to the Target Group Companies or their businesses or that imposes material non-monetary obligations on any Target Group Company, including any material restriction on the use, licensing or registration of any material Intellectual Property (including co-existence agreements);

(xiii) any Contract relating to the development of material Intellectual Property by, with or for the Target Group Companies (other than Target Contributor Agreements); and

(xiv) any obligation to make any material payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons.

(b) Each Target Material Contract is in full force and effect and represents a legal, valid and binding obligation of the applicable Target Group Company party thereto and, to the Knowledge of the Target, represents a legal, valid and binding obligation of the counterparties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Neither the applicable Target Group Company nor, to the Knowledge of the Target, any other party thereto, is in material breach of or in default under, and no event has occurred which with notice or lapse of time or both would reasonably be expected to become a material breach of or default under, any Target Material Contract, and no party to any Target Material Contract has given any written notice of any claim of any such breach, default or event, or any notice of termination. True, correct and complete copies of all Target Material Contracts have been made available to Plutus.

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4.19 Insurance. The Target Group Companies maintain insurance policies or fidelity or surety bonds covering its assets, business, equipment, properties, operations, employees, officers and directors (collectively, the “Target Insurance Policies”) covering certain material insurable risks in respect of its business and assets, and the Target Insurance Policies are in full force and effect. The coverages provided by such Target Insurance Policies are usual and customary in amount and scope for the Target Group Companies’ business and operations as currently conducted, and sufficient to comply with any insurance required to be maintained by Target Material Contracts. No written notice of cancellation or termination has been received by any Target Group Company with respect to any of the effective Target Insurance Policies. There is no pending material claim by any Target Group Company against any insurance carrier under any of the existing Target Insurance Policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

4.20 Interested Party Transactions. Except as contemplated under this Agreement or as disclosed on Schedule 4.20 of the Target Disclosure Letter, (a) no officer or director of the Target or any of their respective immediate family members, or to the Knowledge of the Target, any employee, officer, director or manager of the Target Group Companies or any of their respective immediate family members, is indebted to the Target Group Companies for borrowed money, nor any of the Target Group Companies indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of such Persons, and (b) to the Knowledge of the Target, no officer, director, employee, manager or holder of equity or derivative securities of the Target Group Companies (each, a “Target Insider”) or any member of a Target Insider’s immediate family is, directly or indirectly, a counterparty to (or controls a counterparty to) any Target Material Contract with the Target Group Companies, in each case, other than: (i) for payment of salary, bonuses and other compensation for services rendered; (ii) reimbursement for reasonable expenses incurred in connection with the Target Group Companies; (iii) for other employee benefits made generally available to similarly situated Persons; (iv) related to any such Person’s ownership of Target Shares or other securities of the Target Group Companies or such Person’s employment or consulting arrangements with the Target Group Companies; or (v) conducted on an arm’s-length basis.

4.21 Information Supplied. The information relating to the Target Group Companies to be supplied by or on behalf of the Target for inclusion or incorporation by reference in the Proxy Statement will not, on the date of filing thereof or the date that it is first mailed to the Plutus shareholders, as applicable, or at the time of the Special Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by the Target with respect to the information that has been or will be supplied by Plutus or any of its Representatives for inclusion in the Proxy Statement or any projections or forecasts included therein.

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4.22 Anti-Bribery; Anti-Corruption.

(a) Neither the Target Group Companies nor any of Target Group Companies’ respective directors, officers or employees has, directly or indirectly, in each case of (a) through (e), in violation of any Legal Requirement: (a) made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any government official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of: (i) influencing any act or decision of such government official, candidate, party or campaign or any official of such party or campaign; (ii) inducing such government official, candidate, party or campaign or any official of such party or campaign to do or omit to do any act in violation of a lawful duty; (iii) obtaining or retaining business for or with any Person; (iv) expediting or securing the performance of official acts of a routine nature; or (v) otherwise securing any improper advantage; (b) paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature; (c) made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; or (f) violated, conspired to violate, or aided and abetted the violation of any applicable anti-money laundering Legal Requirements or any applicable anti-corruption or anti-bribery Legal Requirements, including the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§78dd-1, et seq. and the United Kingdom Bribery Act 2010 (collectively, the “Anti-Money Laundering and Anti-Corruption Laws”).

(b) Neither the Target Group Companies nor any of Target Group Companies’ respective directors, officers or, to the Knowledge of the Target, any of the Target Group Companies’ respective employees (i) is or has been the subject of an undisclosed claim or allegation relating to (A) any potential violation of any Anti-Money Laundering and Anti-Corruption Laws or (B) any potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to an official, to any political party or official thereof or to any candidate for political office, or (ii) has received any notice or other communication from, or made a voluntary disclosure to, any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Money Laundering and Anti-Corruption Law. The Target Group Companies have established, implemented, and maintained policies, procedures, and a system or systems of internal controls reasonably designed to ensure compliance with the Anti-Money Laundering and Anti-Corruption Laws.

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4.23 International Trade; Sanctions.

(a) Each of the Target Group Companies, the Target Group Companies’ respective directors, officers and employees, and, to the Knowledge of the Target, any other Persons acting on their behalf, in connection with the operation of the business of the Target Group Companies, and in each case in all material respects: (a) have been in compliance with all applicable Customs & International Trade Laws; (b) have obtained all necessary Customs & International Trade Authorizations; (c) have not been the subject of any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations in connection with any actual or alleged violation of any applicable Customs & International Trade Laws; and (d) have not received any actual or, to the Knowledge of the Target, threatened claims or requests for information by a Governmental Entity regarding, and have not made any disclosures to any Governmental Entity with respect to, their compliance with any applicable Customs & International Trade Laws. The Target Group Companies have in place controls and systems reasonably designed to promote compliance with applicable Customs & International Trade Laws.

(b) Neither the Target Group Companies nor any of the Target Group Companies’ respective directors, officers or, to the Knowledge of the Target, any of the Target Group Companies’ respective employees or any other Persons acting on their behalf is or has been, a Sanctioned Person. For the past five years, each of the Target Group Companies and the Target Group Companies’ respective directors, officers, employees and Affiliates and, to the Knowledge of the Target, any other Persons acting on their behalf have, in connection with the operation of the business of the Target Group Companies, been in material compliance with all applicable Sanctions. For the past five years, the Target Group Companies and the Target Group Companies’ respective directors, officers or, to the Knowledge of the Target, any of the Target Group Companies’ respective employees have not, and are not, in connection with the operation of the business of the Target Group Companies, engaged in any business activities, transactions, or other dealings, directly or indirectly, with or for the benefit of any Sanctioned Person or Sanctioned Country in violation of Sanctions. For the past five years, (i) no Governmental Entity has initiated any investigation, inquiry, action or enforcement proceeding or has imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against any of the Target Group Companies or any of their respective directors, officers, or, to the Knowledge of the Target, any of the Target Group Companies’ respective employees, controlled Affiliates or any other Persons acting on their behalf in connection with any actual or alleged violation of any applicable Sanctions, (ii) there have been no actual or, to the Knowledge of the Target, threatened claims or requests for information by a Governmental Entity received by a Target Group Company with respect to compliance with applicable Sanctions and (iii) and no disclosures have been made to any Governmental Entity with respect to any actual or potential noncompliance with applicable Sanctions. The Target Group Companies have in place controls and systems reasonably designed to ensure compliance with applicable Sanctions.

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4.24 Disclaimer of Other Warranties. THE TARGET HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS, NONE OF PLUTUS, MERGER SUB, PLUTUS GROUP COMPANIES NOR ANY OF THEIR RESPECTIVE SUBSIDIARIES, AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO TARGET OR ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO PLUTUS, MERGER SUB, PLUTUS GROUP COMPANIES OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING: (A) NONE OF PLUTUS, MERGER SUB, PLUTUS GROUP COMPANIES NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY PLUTUS OR MERGER SUB IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS; AND (B) NONE OF PLUTUS, MERGER SUB NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE TO THE TARGET OR ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THE TARGET OR ITS AFFILIATES OR REPRESENTATIVES OR SUCH OTHER PERSON BY OR ON BEHALF OF PLUTUS OR MERGER SUB IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO PLUTUS, MERGER SUB, PLUTUS GROUP COMPANIES OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING OTHER THAN EXPRESSLY SET FORTH IN THE TRANSACTION AGREEMENTS. THE TARGET HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. THE TARGET ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF PLUTUS, MERGER SUB, PLUTUS GROUP COMPANIES AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING, AND IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, THE TARGET HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF PLUTUS OR MERGER SUB EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS SECTION 4.24, CLAIMS AGAINST PLUTUS, MERGER SUB AND PLUTUS GROUP COMPANIES OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT BY SUCH PERSON.

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Article V

REPRESENTATIONS AND WARRANTIES OF Plutus AND MERGER SUB

Except as: (a) set forth in the letter dated as of the date of this Agreement and delivered by Plutus to the Target in connection with the execution and delivery of this Agreement (the “Plutus Disclosure Letter”); or (b) as disclosed in the Plutus SEC Reports filed or furnished with the SEC (and publicly available) prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Plutus SEC Reports), excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements (it being acknowledged that nothing disclosed in such Plutus SEC Reports will be deemed to modify or qualify the representations and warranties set forth in the Fundamental Representations with respect to the Plutus Parties), each Plutus Party represents and warrants to the other Parties hereto as of the date hereof and as of the Closing Date (or if a specific date is indicated in any such statement, as of such specified date), provided that, any representations and warranties applicable to Merger Sub shall be deemed to be made upon Merger Sub’s execution of the Joinder to Merger Agreement (instead of the date hereof) and as of the Closing Date:

5.1 Organization and Qualification.

(a) Each Plutus Party is an exempted company duly incorporated, validly existing and in good standing under the applicable Legal Requirements of the Cayman Islands.

(b) Each Plutus Party has all requisite corporate power and authority to own, lease and operate its assets, rights and properties and to carry on its business as it is now being conducted, except as would not be expected to be material to the Plutus Group Companies, taken as a whole.

(c) Each Plutus Party is duly qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to so qualify would not, individually or in the aggregate, reasonably be expected to be material to the Plutus Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of each Plutus Party as currently in effect has been either disclosed in the Plutus SEC Reports filed or furnished with the SEC or otherwise made available to the Target.

(d) Each Plutus Party is not in violation of any of the provisions of its Governing Documents in any material respect.

5.2 Plutus Subsidiaries.

(a) As of the date hereof and as of the Closing Date, all Plutus Group Companies, together with their jurisdiction of incorporation or organization, as applicable, are listed on Schedule 5.2(a) of the Plutus Disclosure Letter (the Plutus Group Companies other than Plutus, the “Plutus Subsidiaries”). Except as otherwise disclosed on Schedule 5.2(a) of the Plutus Disclosure Letter, as of the date hereof and as of the Closing Date, Plutus owns, directly or indirectly, all of the outstanding equity securities of the Plutus Subsidiaries, free and clear of all Liens (other than Permitted Liens). Except for the Plutus Subsidiaries, Plutus does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

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(b) Each of Plutus Subsidiaries is duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization. Each of the Plutus Subsidiaries has the requisite corporate or equivalent power and authority to own, lease and operate its assets, rights and properties and to carry on its business as it is now being conducted in all material respects. Each Plutus Subsidiary is duly qualified to do business in each jurisdiction in which the conduct of its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or be in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Plutus Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of each Plutus Subsidiary, as amended and currently in effect, have been made available to the Target. No Plutus Subsidiary is in violation of any of the provisions of its Governing Documents in any material respect.

(c) Except as disclosed on Schedule 5.2(c) of the Plutus Disclosure Letter, all issued and outstanding shares of capital stock, limited liability company interests and equity interests of each Plutus Subsidiary (i) have been duly authorized, validly issued, fully paid and are non-assessable (in each case, to the extent that such concepts are applicable), (ii) are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, except as contemplated under this Agreement, and (iii) have been offered, sold and issued in compliance with applicable Legal Requirements and the applicable Plutus Subsidiary’s respective Governing Documents.

(d) Except as contemplated under this Agreement or as disclosed on Schedule 5.2(d) of the Plutus Disclosure Letter, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which any Plutus Subsidiary is a party or by which it is bound obligating such Plutus Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any ownership interests of such Plutus Subsidiary or obligating such Plutus Subsidiary to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(e) As of the date of the Joinder to Merger Agreement and as of the Closing Date, all issued and outstanding shares of Merger Sub are owned by Plutus, free and clear of all Liens (other than Permitted Liens). Merger Sub does not have any assets, properties, liabilities or obligations of any kind other than those incident to its formation and this Agreement, and does not now conduct and has never conducted any business. Merger Sub is an entity that has been formed solely for the purpose of engaging in the Transactions contemplated herein. Merger Sub is Solvent.

5.3 Capitalization.

(a) Schedule 5.3(a) of the Plutus Disclosure Letter sets forth, as of the date hereof, (i) the authorized share capital of Plutus, and (ii) the number, class and series of Plutus Shares issued and outstanding. No Plutus Equity Award is outstanding.

(b) Other than the Equity Incentive Plan, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of Plutus is authorized or outstanding, and (ii) there is no commitment by Plutus to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of their respective equity securities any evidence of indebtedness, to repurchase or redeem any securities of Plutus or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. There are no declared or accrued unpaid dividends with respect to any Plutus Shares.

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(c) All issued and outstanding Plutus Shares are (i) duly authorized, validly issued, fully paid and non-assessable and (ii) not subject to or issued in violation of any preemptive rights created by the Cayman Companies Act, Plutus’s Governing Documents or any agreement to which Plutus is a party. All issued and outstanding Plutus Shares were issued in compliance with applicable Legal Requirements.

(d) No outstanding Plutus Shares are subject to vesting or forfeiture rights or repurchase by a Plutus Group Company, except as provided for under the Cayman Companies Act subject to the provisions thereunder. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights issued by any Plutus Group Company.

(e) All distributions, dividends, repurchases and redemptions in respect of the share capital (or other equity interests) of Plutus were undertaken in compliance with its Governing Documents then in effect, any agreement to which Plutus then was a party and in compliance with applicable Legal Requirements.

(f) Except as disclosed on Schedule 5.3(f) of the Plutus Disclosure Letter, there are no contracts, agreements or understandings between Plutus and any person granting such person the right to require Plutus to file a registration statement under the Securities Act with respect to any securities of Plutus owned or to be owned by such person or to require Plutus to include such securities in any securities being registered pursuant to any registration statement filed by Plutus under the Securities Act. Except for the Plutus Voting Agreement, there is no voting trust, proxy, rights plan, anti-takeover plan or other similar agreements or understandings, to which any Plutus Group Company is a party or by which any Plutus Group Company is bound with respect to any ownership interests of the applicable Plutus Group Company.

(g) Except as provided for in this Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of any Plutus Group Company are issuable and no rights in connection with any shares, warrants, options or other securities of any Plutus Group Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(h) As of the Closing Date, the New Ordinary Shares issued as part of the Merger Consideration will be duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any Legal Requirements, Plutus’s Governing Documents or any Contract to which Plutus is a party or by which Plutus is bound.

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5.4 Authority Relative to this Agreement. Subject to the receipt of the Plutus Shareholder Approval, each Plutus Party has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and to consummate the applicable Transactions (including the Merger). The execution and delivery by each Plutus Party of this Agreement and the other Transaction Agreements to which it is a party, and, following the receipt of the Plutus Shareholder Approval, the consummation by each Plutus Party of the applicable Transactions (including the Merger) have been or will be as of the Closing Date duly and validly authorized by all requisite actions on the part of such Plutus Party and its Affiliates, and no other proceedings on the part of such Person are necessary to authorize this Agreement or the other Transaction Agreements to which such Plutus Party or any of its Affiliates is a party or to consummate the transactions contemplated hereby and thereby. This Agreement and the other Transaction Agreements to which an Plutus Party or any of its Affiliates is a party have been duly and validly executed and delivered by such Plutus Party or such Affiliate, as applicable, and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitute the legal and binding obligations of such Plutus Party or such Affiliate, enforceable against such Plutus Party or such Affiliate, as applicable, in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

5.5 No Conflict; Required Filings and Consents.

(a) Assuming receipt of the Plutus Shareholder Approval, neither the execution, delivery nor performance by any Plutus Party of this Agreement or the other Transaction Agreements to which it is a party, nor the consummation of the Transactions, will: (i) conflict with or violate such Plutus Party’s Governing Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings, notices or permits referred to in Section 5.5(b) are duly and timely obtained or made, conflict with or violate any applicable Legal Requirements applicable to such Plutus Party; or (iii) except as disclosed on Schedule 5.5(a) of the Plutus Disclosure Letter, result in any breach of or constitute a default (with or without notice or lapse of time or both) under, or impair such Plutus Party’s or any Plutus Group Company’s rights or, in a manner adverse to any of the Plutus Group Companies, alter the rights or obligations of any third party under, or give to any third party any rights of consent, termination, amendment, acceleration (including any forced repurchase or put right) or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties, rights or assets of any of the Plutus Group Companies pursuant to, any Plutus Material Contracts, except, with respect to clause (ii), as would not, individually or in the aggregate, reasonably be expected to be material to the Plutus Group Companies, taken as a whole.

(b) No notices, reports or other filings are required to be made by any Plutus Group Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by any Target Group Company from, any Governmental Entity in connection with the execution and delivery by each Plutus Party of this Agreement and the other Transaction Agreements to which it is a party, except for: (i) the filing of the Plan of Merger in accordance with the Cayman Companies Act; (ii) applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder, and appropriate securities law related documents received from or filed with the relevant authorities of other jurisdictions in which any Plutus Group Company is licensed or qualified to do business; (iii) the submission and approval of Listing Application to and by Nasdaq; (iv) the consents, approvals, authorizations and permits described on Schedule 5.5(b) of the Plutus Disclosure Letter (the “Plutus Required Regulatory Approvals”); and (vii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to the Plutus Group Companies, taken as a whole, or reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of such Plutus Party to perform its obligations under this Agreement or the other Transaction Agreements.

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5.6 Compliance; Approvals.

(a) Each of the Plutus Group Companies complied with and is not in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably likely to be material to the Plutus Group Companies, taken as a whole. Except as disclosed on Schedule 5.6 of Plutus Disclosure Letter, no written or, to the Knowledge of Plutus, oral notice, of non-compliance with any applicable Legal Requirements has been received by any Plutus Group Company. Each Plutus Group Company is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, in all material respects. Each Approval held by each Plutus Group Company is valid, binding and in full force and effect in all material respects. None of the Plutus Group Companies: (i) is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Approval; or (ii) has received any notice from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (i) and (ii) as would not individually or in the aggregate, reasonably be expected to be material to the Plutus Group Companies, taken as a whole.

5.7 Plutus SEC Reports and Financial Statements.

(a) Plutus has timely (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) filed or furnished all forms, reports, schedules, statements and other documents together with any amendments, restatements or supplements thereto required to be filed or furnished by Plutus with the SEC under the Exchange Act or the Securities Act since the Reference Date to the date of this Agreement, (all of the foregoing filed prior to the date of this Agreement, the “Plutus SEC Reports”), and will have timely filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional Plutus SEC Reports”). With respect to all agreements, documents and other instruments that previously had been filed by Plutus with the SEC, to the extent there is any amendment and modification thereto currently in effect which has not been filed or furnished by Plutus with the SEC, Plutus has heretofore furnished to the Target true and complete copies of such amendments and modifications. As of their respective filing dates and except to the extent corrected by a subsequent Plutus SEC Report, (i) the Plutus SEC Reports did not, and the Additional Plutus SEC Reports will not, contain, when filed or furnished, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, and (ii) Plutus SEC Reports complied, and the Additional Plutus SEC Reports will comply, in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations thereunder. All certifications and statements required by the Securities Act, the Exchange Act or the Sarbanes-Oxley Act (as the case may be) with respect to the Plutus SEC Reports and the Additional Plutus SEC Reports are each true and correct in all material respects.

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(b) Plutus maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act, which controls and procedures are designed to provide reasonable assurance that all material information concerning Plutus required to be disclosed by Plutus in the reports that it files or submits under the Exchange Act is made known to Plutus’s principal executive officer and its principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. As of the date hereof, (i) there are no outstanding comments from the SEC with respect to the Plutus SEC Reports and (ii) to the Knowledge of Plutus, none of the Plutus SEC Reports filed on or prior to the date of this Agreement is subject to any ongoing SEC investigation or review. Plutus is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(c) The financial statements and notes of Plutus contained or incorporated by reference in the Plutus SEC Reports (such financial statements contained in the Plutus SEC Reports filed with the SEC as of the date hereof, the “Plutus Financial Statements”) fairly present, and the financial statements and notes of Plutus to be contained in or to be incorporated by reference in the Additional Plutus SEC Reports will fairly present, in all material respects the financial condition and the results of operations, changes in shareholders’ equity and cash flows of Plutus as at the respective dates of, and for the periods referred to in, such financial statements, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the Plutus Group Companies, taken as a whole) and the absence of footnotes, and (i) (as of the date hereof) were prepared and (as of the Closing Date) will be prepared in accordance with: (x) the Plutus Accounting Principles applied on a consistent basis during the periods involved; and (y) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the Plutus Group Companies, taken as a whole) and the absence of footnotes, (ii) were prepared from the books and records of the Plutus Group Companies; and (iii) were prepared in good faith based upon reasonable assumptions made by Plutus on a basis consistent with the basis employed in such books and records for the relevant periods. Plutus has no off-balance sheet arrangements that are not disclosed in the Plutus SEC Reports.

(d) Plutus has established and maintained a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that comply with the requirements of the Exchange Act. Such internal controls are sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Plutus Accounting Principles, (ii) that transactions, receipts and expenditures of the Plutus Group Companies are being executed and made only in accordance with appropriate authorizations of management and directors of Plutus, (iii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with the Plutus Accounting Principles and to maintain accountability for assets, (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Plutus Group Companies that could have a material effect on the financial statements, and (v) that accounts, notes and other receivables are recorded accurately. To the Knowledge of Plutus, there is no (A) significant deficiency or material weakness in the system of internal controls over financial reporting of the Plutus Group Companies, (B) fraud, whether or not material, that involves Plutus’s management or other employees or Affiliates who have a significant role in the preparation of financial statements or the internal accounting controls utilized by Plutus, or (C) claim or allegation regarding any of the foregoing or any whistleblower complaint or report whether regarding the foregoing or any other matter. There are no outstanding personal loans or other extensions of credit made by the Plutus Group Companies to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of an Plutus Group Company.

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(e) The Plutus Group Companies have no Liabilities of the type required to be reflected or reserved for on a balance sheet prepared in accordance with the Plutus Accounting Principles, other than Liabilities (i) set forth in or reserved against or otherwise reflected in the Plutus Financial Statements or in the notes thereto, (ii) arising in the ordinary course of business of the Plutus Group Companies since the date of the most recent balance sheet included in the Plutus Financial Statements and are not material in amount, (iii) incurred in connection with the Transactions, or (iv) that are not, or would not reasonably be expected to be, individually or in the aggregate, material to the Plutus Group Companies taken as a whole. Other than disclosed in Schedule 5.7(e) of the Plutus Disclosure Letter, no Plutus Group Company has any secured creditors holding a security interest.

(f) The Financial Requirement will be satisfied.

5.8 Absence of Certain Changes or Events. Except as set forth in Plutus SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement and other Transaction Agreements or disclosed in Schedule 5.8 of Plutus Disclosure Letter, since December 31, 2024 through the date of this Agreement, (a) there has not been any Plutus Material Adverse Effect; (b) there has not been any action taken or agreed upon by the Plutus Group Companies that would be prohibited by Sections 6.2(c), 6.2(l), and 6.2(o) (and to the extent related to the foregoing clauses, Section 6.2(q)), if such action were taken on or after the date hereof without the consent of Target; and (c) each of the Plutus Group Companies has conducted its business in the ordinary course of business in all material respects.

5.9 Litigation. Except as disclosed on Schedule 5.9 of Plutus Disclosure Letter or otherwise would not, individually or in the aggregate, reasonably be expected to be material to the Plutus Group Companies, taken as a whole, there is: (a) no pending Legal Proceeding or, to the Knowledge of Plutus , threatened Legal Proceeding in writing, or to the Knowledge of Plutus, any investigation, against any Plutus Group Company or any of its properties or assets, or any of the directors, managers or officers of any Plutus Group Company with regard to their actions as such; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no pending or, to the Knowledge of Plutus, threatened audit, examination or investigation by any Governmental Entity against any Plutus Group Company or any of its properties or assets, or any of the directors, managers or officers of any Plutus Group Company with regard to their actions as such, and, to the Knowledge of Plutus, no facts exist that would reasonably be expected to form the basis for any such audit, examination or investigation; (c) no pending Legal Proceeding or, to the Knowledge of Plutus, threatened Legal Proceeding in writing, or, to the Knowledge of Plutus, investigation, by any Plutus Group Company against any third party; (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on any Plutus Group Company; and (e) no Order imposed or, to the Knowledge of Plutus, threatened in writing to be imposed upon any Plutus Group Company or any of its respective properties or assets, or any of the directors, managers or officers of any Plutus Group Company with regard to their actions as such.

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5.10 Employee Benefit Plans.

(a) Schedule 5.10(a) of the Plutus Disclosure Letter sets forth a true, correct and complete list of each Plutus Employee Benefit Plan. Other than the Plutus Share Plans, none of the Plutus Group Companies has other plan that (i) provides for transaction, retention or change in control payments or benefits or tax gross-ups, (ii) provides for equity or equity-based incentive compensation or (iii) is a defined contribution benefit plan, defined benefit pension plan, nonqualified deferred compensation plan or retiree medical plan. With respect to each Plutus Employee Benefit Plan, Plutus has made available to the Target true, correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) the current plan document and, to the extent available, the summary plan description; (ii) the most recent audited financial statement; (iii) all material filings and correspondence with any Governmental Entity; (iv) all related material insurance contracts which implement each such Plutus Employee Benefit Plan and (v) any documents with respect to any Plutus Employee Benefit Plan that are required to be prepared or filed under the applicable Legal Requirements.

(b) Except as disclosed on Section 5.10(b) of the Plutus Disclosure Letter, each Plutus Employee Benefit Plan has been established, maintained, operated and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of all applicable Legal Requirements.

(c) None of the Plutus Employee Benefit Plans provides for, and the Plutus Group Companies have no liability in respect of, post-retiree health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required pursuant to applicable Legal Requirements and at the sole expense of such participant or the participant’s beneficiary.

(d) With respect to any Plutus Employee Benefit Plan, no material actions, suits, claims (other than routine claims for benefits in the ordinary course), audits, inquiries, proceedings or lawsuits are pending, or, to the Knowledge of Plutus, threatened in writing against any Plutus Employee Benefit Plan, any trust related thereto or against any fiduciary thereof with respect thereto. No event has occurred, and to the Knowledge of Plutus, no condition exists that would, by reason of Plutus’s affiliation with any of its Affiliates, subject Plutus to any material tax, fine, lien, penalty or other liability imposed by any applicable Legal Requirements.

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(e) All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Plutus Employee Benefit Plans have been timely made or accrued in accordance with Plutus Accounting Principles in all material respects.

(f) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of Plutus or Plutus Subsidiaries or under any Plutus Employee Benefit Plans; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, individual independent contractor or director of Plutus or Plutus Subsidiaries or under any Plutus Employee Benefit Plans; (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of Plutus or Plutus Subsidiaries or under any Plutus Employee Benefit Plan; or (iv) limit the right to merge, amend or terminate any Plutus Employee Benefit Plans.

(g) Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.

(h) Plutus maintains no obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual.

5.11 Labor Matters.

(a) Except as disclosed on Section 5.11(a) of the Plutus Disclosure Letter, no Plutus Group Company is a party to or bound by any labor agreement, collective bargaining agreement, works council agreement or other similar labor Contract applicable to current or former employees of any Plutus Group Company. No employees of the Plutus Group Companies are represented by any labor union, labor organization, or works council with respect to their employment with the Plutus Group Companies. There are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Plutus, threatened in writing to be brought or filed, with the National Labor Relations Board or other labor relations tribunal, nor has any such representation proceeding, petition, or demand been brought, filed, made, or, to the Knowledge of Plutus, threatened since the Reference Date. Since the Reference Date, there have been no labor organizing activities involving any Plutus Group Company or with respect to any employees of the Plutus Group Companies or, to the Knowledge of Plutus, threatened in writing by any labor organization, work council or group of employees.

(b) Since the Reference Date, there have been no strikes, work stoppages, slowdowns, lockouts or arbitrations, material grievances, unfair labor practice charges or other material labor disputes pending or, to the Knowledge of Plutus, threatened in writing against or affecting the Plutus Group Companies involving any employee or former employee of, or other individual who provided services to, any Plutus Group Company.

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(c) To the Knowledge of Plutus, no officer of any Plutus Group Company has given written notice to any Plutus Group Company of any intent to terminate his or her employment with such Plutus Group Company in connection with the consummation of the Transactions. The Plutus Group Companies are in compliance and, to the Knowledge of Plutus, each of their employees and consultants are in compliance, with the terms of any employment, nondisclosure, restrictive covenant, and consulting agreements between any Plutus Group Company and such individuals, in each case except as would not be material to the Plutus Group Companies taken as a whole.

(d) The Transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the Plutus Group Companies, except for where the failure to obtain such consent to make any such advance notifications has not had and would not reasonably be expected to have, individually or in the aggregate, an Plutus Material Adverse Effect.

(e) To the Knowledge of Plutus, no written notice or written complaint from or on behalf of any current or former employee of, or other individual who provided services to, any Plutus Group Company has been received by any Plutus Group Company since the Reference Date asserting or alleging sexual harassment or sexual misconduct against any current or former officer or director of any Plutus Group Company.

(f) Except as disclosed on Schedule 5.11(f) of the Plutus Disclosure Letter, since the Reference Date, there have been no material complaints, charges, investigations, claims or other Legal Proceedings against the Plutus Group Companies filed or pending or, to the Knowledge of Plutus, threatened that would be brought or filed, with any Governmental Entity based on, arising out of, or in connection with any labor and employment Legal Requirement, or employment practice of any Plutus Group Company. Since the Reference Date, no Plutus Group Company has received any notice of intent by any Governmental Entity responsible for the enforcement of labor and employment laws to conduct or initiate a material investigation, audit or Legal Proceeding relating to any employment or labor laws or employment practice of any Plutus Group Company. Each Plutus Group Company is, and has been since the Reference Date, in material compliance with all applicable Legal Requirements respecting employment and employment practices, including, to the extent applicable, all laws respecting terms and conditions of employment, wages and hours, the WARN Act, collective bargaining, immigration and work eligibility, benefits, labor relations, harassment, discrimination, civil rights, pay equity, child labor, equal employment opportunity, safety and health and workers’ compensation.

(g) No Plutus Group Company is liable for any arrears of wages or penalties with respect thereto, except in each case as would not be material to the Plutus Group Companies taken as a whole. All amounts that the Plutus Group Companies are legally required to withhold from their employees’ wages and to pay to any Governmental Entity as required by applicable Legal Requirements have been withheld and paid, and the Plutus Group Companies do not have any outstanding obligations to make any such withholding or payment, other than (i) with respect to an open payroll period or (ii) as would not result in material liability to the Plutus Group Companies, taken as whole.

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(h) Except as would not result in material liability to any Plutus Group Company, each Person who has provided or is providing services to any Plutus Group Company and has been classified as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, has been properly classified as such under all applicable Legal Requirements and pursuant to the terms of any Plutus Employee Benefit Plan. None of the Plutus Group Companies has any material liability or obligation under any applicable Legal Requirement or Plutus Employee Benefit Plan arising out of improperly classifying such Person as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, and no such Person is owed any wages, benefits or other compensation for past services (other than wages, benefits and compensation accrued during the current pay period and any accrued pay or benefits for services, which by their terms or under applicable Legal Requirements, are payable in the future).

5.12 Real Properties; Tangible Property.

(a) No Plutus Group Company currently owns any real property or has in the past three years owned any real property.

(b) Each Plutus Group Company has a valid, binding and enforceable leasehold interest under each of the real property leases to which it is a party as of the date hereof as a lessee (the “Plutus Leased Properties”), free and clear of all Liens (other than Permitted Liens) and each of the leases, lease guarantees, agreements and documents related to any Plutus Leased Properties to which it is a party as of the date hereof, including all amendments, letter agreements, terminations and modifications thereof (collectively, the “Plutus Real Property Leases”), is in full force and effect as of the date hereof, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Plutus has made available to the Target true, correct and complete copies of all Material Plutus Real Property Leases (as defined below). No Plutus Group Company is in breach of or default under any Material Plutus Real Property Lease, and, to the Knowledge of Plutus, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default, except for such breaches or defaults as would not individually or in the aggregate reasonably be expected to be material to the Plutus Group Companies taken as a whole. The Plutus Leased Properties are suitable to allow the businesses of the Plutus Group Companies to be operated as currently conducted in all material respects. To the Knowledge of Plutus, (i) there are no pending condemnation proceedings with respect to any of the Plutus Leased Properties, and (ii) the current use of the Plutus Leased Properties does not violate any local planning, zoning or similar land use restrictions of any Governmental Entity in any material respect. No Plutus Group Company has received or given any written notice of any default or event that with notice or lapse of time, or both, would constitute a breach or default by any Plutus Group Company under any of the Plutus Real Property Leases and, to the Knowledge of Plutus, no other party is in breach or default thereof, except for such breaches or defaults as would not, individually or in the aggregate, reasonably be expected to be material to the Plutus Group Companies, taken as a whole. As of the date of this Agreement, to the Knowledge of Plutus, no party to any Plutus Real Property Lease has exercised any termination rights with respect thereto. Schedule 5.12(b) of the Plutus Disclosure Letter contains a true and correct list of all Material Plutus Real Property Leases. Except as disclosed in Schedule 5.12(b) of the Plutus Disclosure Letter, no Person other than the Plutus Group Companies has the right to use the Plutus Leased Properties, except as subleased by the respective Plutus Group Company to a sub-lessee.

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(c) Each Plutus Group Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its tangible assets, free and clear of all Liens other than: (i) Permitted Liens; (ii) the rights of lessors under any Plutus Real Property Lease; and (iii) the Liens specifically identified on the Schedule 5.12(c) of the Plutus Disclosure Letter. The tangible assets of the Plutus Group Companies: (A) constitute all of the tangible assets that are currently being used for the operation of the businesses of the Plutus Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the Plutus Group Companies as currently conducted; and (B) have been maintained in accordance with generally applicable accepted industry practice, are in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being put, in each case, in all material respects.

5.13 Taxes.

(a) All income and other material Tax Returns required to be filed by or on behalf of each Plutus Group Company have been duly and timely filed with the appropriate Governmental Entity (taking into account any applicable extensions of time to file Tax Returns that were validly granted or obtained) and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by each Plutus Group Company (whether or not shown on any Tax Return) have been fully and timely paid.

(b) Each Plutus Group Company has, (i) complied in all material respects with all applicable Legal Requirements related to the withholding and remittance of all material amounts of Tax and timely withheld and paid all material amounts of Taxes required to have been withheld and paid to the appropriate Governmental Entity, and (ii) complied in all material respects with all material reporting requirements (including maintenance of required records with respect thereto) with respect to such payments.

(c) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity against any Plutus Group Company which has not been paid or resolved.

(d) No material Tax audit or other examination of any Plutus Group Company by any Governmental Entity is presently in progress, nor are there any request or threat for such an audit or other examination.

(e) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Plutus Group Companies.

(f) Each Plutus Group Company has no liability for a material amount of unpaid Taxes which has not been accrued for or reserved on the Plutus Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of the Plutus Group Companies in the ordinary course of business.

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(g) No Plutus Group Company: (i) has any liability for the Taxes of another Person (other than any Plutus Group Company or their predecessors) as a result of being a member of a consolidated, combined, unitary or affiliated group filing for U.S. federal, state, local or non-U.S. income Tax purposes or as a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); or (iii) has ever been a member of consolidated, combined, unitary or affiliated group filing for U.S. federal, state, local, or non-U.S. income Tax purposes, other than a group whose members are all Plutus Group Companies (or their predecessors).

(h) No Plutus Group Company: (i) has consented to extend the time in which any material amount of Tax may be assessed or collected by any Governmental Entity (other than ordinary course extensions of time to file Tax Returns), which extension is still in effect; or (ii) has entered into or been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code (or any similar provision of state, local or non-U.S. Legal Requirements).

(i) No Plutus Group Company has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization, in each case where it is required to file a material income Tax Return and does not file such a Tax Return.

(j) No Plutus Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date other than in the ordinary course of business; (ii) any change in method of accounting on or prior to the Closing Date; or (iii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheets included in the Plutus Financial Statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the Plutus Financial Statements.

(k) No claim has been made by any Governmental Entity in a jurisdiction in which any Plutus Group Company does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

5.14 Brokers; Third Party Expenses. Except as disclosed in Schedule 5.14 of the Plutus Disclosure Letter, the Plutus Group Companies do not have any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or the Transactions on account of Contracts entered into by any Plutus Group Company.

5.15 Intellectual Property. Except as would not, individually or in the aggregate, be material to the Plutus Group Companies, taken as a whole:

(a) Schedule 5.15(a) of the Plutus Disclosure Letter contains a true and complete list, as of the date of this Agreement, of all patented, registered or applied-for Intellectual Property included in the Plutus Owned IP (collectively, the “Plutus Registered IP”). With respect to each item of Plutus Registered IP, all necessary registration, maintenance and renewal fees have been paid, and all necessary documents and certificates have been filed with United States Patent and Trademark Office or equivalent authority or registrar anywhere in the world for the purposes of maintaining or renewing such Plutus Registered IP and recording and perfecting any Plutus Group Company’s ownership therein.

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(b) (i) The Plutus Group Companies solely and exclusively own all right, title, and interest in and to all material Plutus Owned IP, including the items of Intellectual Property set forth or required to be set forth in Schedule 5.15(a) of the Plutus Disclosure Letter pursuant to the first sentence of this Section 5.15(b), free and clear of all Liens (other than Permitted Liens); and (ii) the Plutus Group Companies own or have valid rights to use all other material Intellectual Property that is owned or used by the Plutus Group Companies to conduct the businesses of the Plutus Group Companies as currently conducted.

(c) (i) Since the Reference Date, neither the Plutus Group Companies nor the conduct of their businesses have infringed, diluted, misappropriated, or otherwise violated, and do not infringe, dilute, misappropriate or otherwise violate, the Intellectual Property of any third party in any material respect; and (ii) there is no Legal Proceeding pending, or to the Knowledge of Plutus, threatened in writing, and since the Reference Date, the Plutus Group Companies have not received any written claims (including “cease and desist” letters or invitations to license) (x) alleging the Plutus Group Companies are infringing, misappropriating or otherwise violating any Intellectual Property of any third party; or (y) contesting the use, ownership, registration, scope, validity or enforceability of any Plutus Owned IP.

(d) (i) Since the Reference Date, to the Knowledge of Plutus, no Plutus Owned IP has been infringed, diluted, misappropriated or otherwise violated, or is being infringed, diluted, misappropriated or otherwise violated by any third party; and (ii) there is no Legal Proceeding pending or threatened in writing, and, since the Reference Date, the Plutus Group Companies have not made any written claims (including “cease and desist” letters or invitations to license) (x) contesting the use, ownership, registration, scope, validity, or enforceability of any Intellectual Property of such Person or (y) alleging that the conduct of any Person is infringing, misappropriating or otherwise violating any Plutus Owned IP.

(e) All Plutus Registered IP is subsisting, and to the Knowledge of Plutus, valid and enforceable.

(f) Each current and former employee, consultant, and contractor of an Plutus Group Company who has created or developed any material Intellectual Property for or on behalf of the Plutus Group Companies, or otherwise within the scope of their employment or engagement with the Plutus Group Companies (each such person, an “Plutus Contributor”) have done so pursuant to an agreement that (i) if the Plutus Contributor had access to confidential information, ensures the protection of the confidential information of the Plutus Group Companies and (ii) validly assigns (pursuant to a present-tense assignment) to the Plutus Group Companies all right, title and interest of such Plutus Contributor in all such Intellectual Property that does not vest initially in such entities by operation of law (each, a “Plutus Contributor Agreement”).

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(g) Since the Reference Date, the Plutus Group Companies have taken commercially reasonable steps to protect and maintain (including protecting the confidentiality of) the Personal Information and material Trade Secrets in the possession or under the control of any Plutus Group Company (“Plutus Data”).

(h) (i) None of the Plutus Group Companies, nor any other Person acting on their behalf, has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, the source code for any Plutus Code, other than disclosures to Plutus Contributors involved in the development of products or services of the Plutus Group Companies subject to confidentiality obligations to the Plutus Group Companies with respect to such source code; and (ii) neither the execution of this Agreement or any other Transaction Agreements nor the consummation of any of the Transactions will result in any requirement that the Plutus Group Companies deliver, license or disclose the source code of any Plutus Code to any other Person (other than a Target Group Company).

(i) None of the Plutus Group Companies has incorporated any Open Source Software in, or used any Open Source Software in connection with, any Plutus Code in a manner that (i) requires the disclosure or distribution of any Plutus Code in source code form, (ii) requires the licensing thereof for the purpose of making derivative works, or (iii) imposes any restriction on the consideration to be charged for the licensing or distribution thereof. The Plutus Group Companies are in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the businesses of the Plutus Group Companies.

5.16 Data Privacy and Cybersecurity. Except as would not, individually or in the aggregate, be material to the Plutus Group Companies, taken as a whole:

(a) The Plutus Group Companies are, and since the Reference Date have been, in compliance in all material respects with all Plutus Privacy Requirements and all applicable Privacy Laws.

(b) (i) Since the Reference Date, the Plutus Group Companies have taken commercially reasonable measures to protect the integrity, continuous operation and physical and electronic security of the Plutus IT Systems (including Plutus Data); (ii) the Plutus IT Systems are functional, operate in a reasonable manner, and are in sufficiently good working condition for the operation of the businesses of the Plutus Group Companies; (iii) the Plutus IT Systems are free of any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or code that could materially disrupt or materially and adversely affect the functionality of the Plutus IT Systems; and (iv) since the Reference Date, there have been no material breaches, outages, misuses or intrusions of any Plutus IT System, nor any loss, theft, compromise or damage of, breach of security with respect to, or unauthorized access to, or rendering unavailable or inaccessible of any Plutus Data Processed by or on behalf of the Group Companies (collectively, “Plutus Security Incidents”);

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(c) The Plutus Group Companies (i) maintain commercially reasonable disaster recovery plans, procedures and facilities sufficient for their businesses; and (ii) have fully remediated all “high” or “critical” and other material threats, risks and deficiencies identified in data security risk assessments, audits and penetration tests performed since the Reference Date by or for the Plutus Group Companies.

(d) There are no Legal Proceedings, whether from a Governmental Entity or any other Person, pending (or, to the Knowledge of Plutus, threatened in writing) against, any Plutus Group Company alleging a violation of any of the Plutus Privacy Requirements.

5.17 Agreements, Contracts and Commitments.

(a) Schedule 5.17(a) of the Plutus Disclosure Letter sets forth a true, correct and complete list of each Plutus Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “Plutus Material Contract” of the Plutus Group Companies shall mean each of the following Contracts to which an Plutus Group Company is a party as of the date hereof:

(i) any Contract or purchase commitment reasonably expected to result in future payments to or by any Plutus Group Company in excess of US$500,000 per annum;

(ii) (x) any Contract with the top 5 customers of the Plutus Group Companies (the “Plutus Material Customers”) as determined by revenue and (y) top 5 suppliers and distributors of the Plutus Group Companies by amounts payables (the “Plutus Material Suppliers”) (all, other than purchase or service orders accepted, confirmed or entered into in the ordinary course of business or with professional advisors), in each case during the 12-month period ended on December 31, 2024;

(iii) any Contract that purports to limit in any material respect (A) the localities in which the Plutus Group Companies’ businesses may be conducted, (B) any Plutus Group Company from engaging in any line of business or (C) any Plutus Group Company from developing, marketing or selling products or services, including any non-compete agreements or agreements limiting the ability of any of the Plutus Group Companies from soliciting customers or employees;

(iv) any Contract that is related to the governance or operation of any joint venture or partnership that has involved a sharing of revenues, profits, cash flows, expenses or losses with any other party or a payment of royalties to any other party, other than such Contract solely between or among any of the Plutus Group Companies;

(v) any Contract for or relating to any borrowing of money by or from any of the Plutus Group Companies in excess of US$2,000,000 (excluding, for the avoidance of doubt, any intercompany arrangements solely between or among any of the Plutus Group Companies);

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(vi) any Contract (other than those made in the ordinary course of business): (A) providing for the grant of any rights of refusal, rights of first negotiation, most-favored-nation or similar rights to purchase or lease any asset of the Plutus Group Companies; or (B) providing for any exclusive rights, rights of refusal, rights of first negotiation, most-favored-nation or similar rights to sell or distribute any product or service of any of the Plutus Group Companies;

(vii) any obligation to register any Plutus Shares or other securities of the Plutus Group Companies with any Governmental Entity (other than ordinary course requirements of foreign applicable Legal Requirements related to the recording with an applicable Governmental Entity of the ownership of non-U.S. Plutus Group Companies);

(viii) any Contracts relating to the sale of any operating business of any Plutus Group Company or the acquisition by any Plutus Group Company of any operating business, whether by merger, purchase or sale of stock or assets or otherwise, and for which any Plutus Group Company has any material outstanding obligations (other than customary non-disclosure and similar obligations incidental thereto and other than Contracts for the purchase of inventory or supplies entered into in the ordinary course of business);

(ix) any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization, or works council;

(x) any Contract for the use by any of the Plutus Group Companies of any tangible property where the annual lease payments are greater than US$500,000 (other than any lease of vehicles, office equipment or operating equipment made in the ordinary course of business) (the “Material Plutus Real Property Leases”);

(xi) any material Contract under which any of the Plutus Group Companies: (A) is granted a license, option, covenant not to sue or any right to or under any material Intellectual Property from any third party, other than Incidental Inbound Licenses or licenses for Open Source Software; or (B) grants a license, option, covenant not to sue, or any right to or under any material Plutus Owned IP to any third party, other than non-exclusive licenses granted to contractors, suppliers, vendors, distributors or customers in the ordinary course of business in object code form, for the use by such customers of the Plutus Group Companies’ products or services or the provision of services by such contractors, suppliers, vendors, or distributors to the Plutus Group Companies;

(xii) any Contract involving any resolution or settlement of any actual or threatened Legal Proceeding that is material to the Plutus Group Companies or their businesses or that imposes material non-monetary obligations on an Plutus Group Company, including any material restriction on the use, licensing or registration of any material Intellectual Property (including co-existence agreements);

(xiii) any Contract relating to the development of material Intellectual Property by, with or for the Plutus Group Companies (other than Plutus Contributor Agreements);

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(xiv) any Contract filed (or which is required to be filed) as an exhibit to Plutus’s most recently filed annual report on Form 20-F as a “material contract” pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act; and

(xv) any obligation to make any material payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons.

(b) Each Plutus Material Contract is in full force and effect and represents a legal, valid and binding obligation of the applicable Plutus Group Company party thereto and, to the Knowledge of Plutus, represents a legal, valid and binding obligation of the counterparties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Neither the applicable Plutus Group Company nor, to the Knowledge of Plutus, any other party thereto, is in material breach of or in default under, and no event has occurred which with notice or lapse of time or both would reasonably be expected to become a material breach of or default under, any Plutus Material Contract, and no party to any Plutus Material Contract has given any written notice of any claim of any such breach, default or event. True, correct and complete copies of all Plutus Material Contracts have been made available to the Target.

5.18 Insurance. Each of the Plutus Group Companies maintains insurance policies or fidelity or surety bonds covering its assets, business, equipment, properties, operations, employees, officers and directors (collectively, the “Plutus Insurance Policies”) covering certain material insurable risks in respect of its business and assets, and the Plutus Insurance Policies are in full force and effect. The coverages provided by such Plutus Insurance Policies are usual and customary in amount and scope for the Plutus Group Companies’ business and operations as currently conducted, and sufficient to comply with any insurance required to be maintained by Plutus Material Contracts. No written notice of cancellation or termination has been received by any Plutus Group Company with respect to any of the effective Plutus Insurance Policies. There is no pending material claim by any Plutus Group Company against any insurance carrier under any of the existing Plutus Insurance Policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

5.19 Interested Party Transactions. (a) No officer or director of Plutus or any of their respective immediate family members, or to the Knowledge of Plutus, any employee, officer, director or manager of the Plutus Group Companies or any of their respective immediate family members, is indebted to the Plutus Group Companies for borrowed money, nor are any of the Plutus Group Companies indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of such Persons, and (b) to the Knowledge of Plutus, no officer, director, employee, manager or holder of equity or derivative securities of the Plutus Group Companies (each, an “Plutus Insider”) or any member of an Plutus Insider’s immediate family is, directly or indirectly, a counterparty to (or controls a counterparty to) any Plutus Material Contract with any of the Plutus Group Companies, in each case, other than: (i) for payment of salary, bonuses and other compensation for services rendered; (ii) reimbursement for reasonable expenses incurred in connection with any of the Plutus Group Companies; (iii) for other employee benefits made generally available to similarly situated Persons; (iv) related to any such Person’s ownership of Plutus Shares or other securities of the Plutus Group Companies or such Person’s employment or consulting arrangements with the Plutus Group Companies; or (v) conducted on an arm’s-length basis.

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5.20 Information Supplied. The information relating to the Plutus Group Companies to be supplied by or on behalf of Plutus for inclusion or incorporation by reference in the Proxy Statement will not, on the date of filing thereof or the date that it is first mailed to the Plutus shareholders, as applicable, or at the time of the Special Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by Plutus with respect to the information that has been or will be supplied by the Target or any of its Representatives for inclusion in the Proxy Statement or any projections or forecasts included therein.

5.21 Anti-Bribery; Anti-Corruption.

(a) None of the Plutus Group Companies or any of the Plutus Group Companies’ respective directors, officers, or employees has, directly or indirectly, in each case of (a) through (e), in violation of any Legal Requirement: (a) made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any government official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of: (i) influencing any act or decision of such government official, candidate, party or campaign or any official of such party or campaign; (ii) inducing such government official, candidate, party or campaign or any official of such party or campaign to do or omit to do any act in violation of a lawful duty; (iii) obtaining or retaining business for or with any Person; (iv) expediting or securing the performance of official acts of a routine nature; or (v) otherwise securing any improper advantage; (b) paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature; (c) made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; or (f) violated, conspired to violate, or aided and abetted the violation of Anti-Money Laundering and Anti-Corruption Laws.

(b) None of the Plutus Group Companies or any of the Plutus Group Companies’ respective directors, officers or, to the Knowledge of Plutus, any of the Plutus Group Companies’ respective employees (i) is or has been the subject of an undisclosed claim or allegation relating to (A) any potential violation of any Anti-Money Laundering and Anti-Corruption Laws or (B) any potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to an official, to any political party or official thereof or to any candidate for political office, or (ii) has received any notice or other communication from, or made a voluntary disclosure to, any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Money Laundering and Anti-Corruption Law. Plutus Group Companies have established, implemented, and maintained policies, procedures, and a system or systems of internal controls reasonably designed to ensure compliance with the Anti-Money Laundering and Anti-Corruption Laws.

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5.22 International Trade; Sanctions.

(a) Each of the Plutus Group Companies, the Plutus Group Companies’ respective directors, officers and employees and, to the Knowledge of Plutus, any other Persons acting on their behalf, in connection with the operation of the business of the Plutus Group Companies, and in each case in all material respects: (a) have been in compliance with all applicable Customs & International Trade Laws; (b) have obtained all necessary Customs & International Trade Authorizations; (c) have not been the subject of any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations in connection with any actual or alleged violation of any applicable Customs & International Trade Laws; and (d) have not received any actual or, to the Knowledge of Plutus, threatened claims or requests for information by a Governmental Entity regarding, and have not made any disclosures to any Governmental Entity with respect to, their compliance with any applicable Customs & International Trade Laws. The Plutus Group Companies have in place controls and systems reasonably designed to promote compliance with applicable Customs & International Trade Laws.

(b) None of the Plutus Group Companies or any of the Plutus Group Companies’ respective directors, officers or, to the Knowledge of Plutus, any of the Plutus Group Companies’ respective employees or any other Persons acting on their behalf is or has been, a Sanctioned Person. For the past five years, each of the Plutus Group Companies and the Plutus Group Companies’ respective directors, officers, employees and Affiliates and, to the Knowledge of Plutus, any other Persons acting on their behalf have, in connection with the operation of the business of the Plutus Group Companies, been in material compliance with all applicable Sanctions. For the past five years, the Plutus Group Companies and the Plutus Group Companies’ respective directors, officers or, to the Knowledge of Plutus, any of the Plutus Group Companies’ respective employees have not, and are not, in connection with the operation of the business of the Plutus Group Companies, engaged in any business activities, transactions, or other dealings, directly or indirectly, with or for the benefit of any Sanctioned Person or Sanctioned Country in violation of Sanctions. For the past five years, (i) no Governmental Entity has initiated any investigation, inquiry, action or enforcement proceeding or has imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against any of the Plutus Group Companies or any of their respective directors, officers, or, to the Knowledge of Plutus, any of the Plutus Group Companies’ respective employees, controlled Affiliates or any other Persons acting on their behalf in connection with any actual or alleged violation of any applicable Sanctions, (ii) there have been no actual or, to the Knowledge of Plutus, threatened claims or requests for information by a Governmental Entity received by an Plutus Group Company with respect to compliance with applicable Sanctions and (iii) and no disclosures have been made to any Governmental Entity with respect to any actual or potential noncompliance with applicable Sanctions. The Plutus Group Companies have in place controls and systems reasonably designed to ensure compliance with applicable Sanctions.

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5.23 Plutus Listing. There is no action or proceeding pending or, to the Knowledge of Plutus, threatened in writing against Plutus by Nasdaq or the SEC with respect to any Plutus Shares or to terminate the listing of Plutus on Nasdaq. None of Plutus or any of its Affiliates has taken any action in an attempt to terminate the registration of the Plutus Shares under the Exchange Act. Plutus has not received any written or oral deficiency notice from Nasdaq relating to the continued listing requirements of the Plutus Shares.

5.24 Disclaimer of Other Warranties. EACH PLUTUS PARTY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS, NONE OF TARGET, THE TARGET GROUP COMPANIES NOR ANY OF THEIR RESPECTIVE SUBSIDIARIES, AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO ANY PLUTUS PARTY, ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO ANY OF THE TARGET OR THE TARGET GROUP COMPANIES, OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING: (A) NONE OF THE TARGET, THE TARGET GROUP COMPANIES NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE TARGET IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS; AND (B) NEITHER TARGET, NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE TO ANY PLUTUS PARTY OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO ANY PLUTUS PARTY OR ITS AFFILIATES OR REPRESENTATIVES OR SUCH OTHER PERSON BY OR ON BEHALF OF THE TARGET IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE TARGET, ANY TARGET GROUP COMPANY, AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING OTHER THAN EXPRESSLY SET FORTH IN THE TRANSACTION AGREEMENTS. EACH PLUTUS PARTY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. EACH PLUTUS PARTY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE TARGET GROUP COMPANIES, AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING, AND IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH PLUTUS PARTY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE TARGET EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 5.24, CLAIMS AGAINST THE TARGET, ANY TARGET GROUP COMPANY OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT BY SUCH PERSON.

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Article VI

CONDUCT PRIOR TO THE CLOSING

6.1 Conduct of Business by Target Group Companies. Except (a) as expressly contemplated by this Agreement or any other Transaction Agreements, (b) as required by applicable Legal Requirements, (c) as requested by or consented to in writing by Plutus (which consent shall not be unreasonably withheld, delayed or conditioned), or (d) as stipulated in the agreed restructuring plan in connection with the Target Restructuring, during the period from the date of this Agreement until the earlier of (i) the Effective Time and (ii) the termination of this Agreement pursuant to Section 9.1, the Target (x) shall, and shall cause each of the Target Group Companies to, conduct its business in the ordinary course of business consistent with past practice and in accordance with applicable Legal Requirements, (y) shall not, and shall cause each of the Target Group Companies not to:

(a) (I) increase the maximum aggregate number of Target Shares which may be issued pursuant to any Target Share Plan as of the date hereof or otherwise amend any Target Share Plan, (II) without prior written notification to Plutus, hire or terminate any employee, or, (III) except as otherwise required by any Target Employee Benefit Plan as in effect on the date hereof or applicable Legal Requirements: (i) increase in any manner the compensation or benefits payable, or to become payable to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 20% in the base salary or wage rate of any current employee who has annual base compensation of less than US$100,000 in the ordinary course of business, (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative) consistent with past practice, (C) increases of compensation for employees who change jobs, (D) increases of compensation to reflect market adjustments on the basis of objective data and (E) increases of compensation to adjust for gender equity as needed; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business; (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement, Target Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted a Target Employee Benefit Plan if it had been in effect on the date of this Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Target Employee Benefit Plan or otherwise; or (v) grant any equity or equity-based compensation awards;

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(b) (i) transfer, sell, assign, license (other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business in object code form, for the use by such customers of the Target Group Companies’ products or services or the provision of services by such contractors, suppliers, vendors, or distributors to the Target Group Companies) any Target Owned IP material to the Target Group Companies; (ii) subject any Target Owned IP material to the Target Group Companies to a Lien (other than Permitted Liens); (iii) abandon, let lapse or fail to maintain or renew any Target Registered IP (other than Target Registered IP that (x) in the reasonable business judgment of the Target Group Companies, is not material to the Target Group Companies or (y) is expiring at the end of its natural statutory term) or (iv) subject or agree to subject any Target Code material to the Target Group Companies to the terms of any Open Source Software license and engage in any activities described in Section 4.16(i)(i)-(iii) with respect to such material Target Code;

(c) except for transactions solely among the Target Group Companies: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any share capital or otherwise, or split, combine or reclassify any share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital, or reorganization, recapitalization, exchange of shares or other like change with respect to any share capital; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, share capital or any other equity interests, as applicable, in any Target Group Company (other than repurchases, redemptions or other acquisitions of equity interests from directors, officers or employees in accordance with the terms of any equity incentive plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with such Target Group Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement); or (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, share capital or any other equity interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such share capital), as applicable, in any Target Group Company;

(d) amend its Governing Documents;

(e) except in the ordinary course of business: (i) merge, consolidate or combine any Target Group Company with a third party; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof, to the extent the aggregate transaction value of such investments and acquisitions exceeds US$1,000,000;

(f) voluntarily dispose of or amend any Target Real Property Lease other than in the ordinary course of business or as would not reasonably be expected to be material to the Target Group Companies, individually or in the aggregate;

(g) other than with respect to the Target Real Property Leases and Intellectual Property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of assets or properties material to the Target Group Companies, other than in the ordinary course of business or pursuant to Contracts existing on the date hereof;

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(h) (i) make, create any loans, advances or capital contributions to, or investments in, any Person other than any of the Target Group Companies and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any Indebtedness incurred after the date hereof in excess of US$1,000,000 (including, for the avoidance of doubt, drawdowns under credit facilities of any of the Target Group Companies in effect as of the date hereof), other than such Indebtedness incurred in the ordinary course of business and guarantees of any Indebtedness of any Target Group Companies that does not and will not reasonably be expected to result in or give rise to any rights of consent, termination, amendment, acceleration (including any forced repurchase or put right) or cancellation by any Person in connection with the Transactions; (iii) except in the ordinary course of business, create any Liens on any material property or material assets of any of the Target Group Companies in connection with any Indebtedness thereof (other than Permitted Liens); or (iv) cancel or forgive any Indebtedness owed to any of the Target Group Companies other than ordinary course compromises of amounts owed to the Target Group Companies by their respective customers;

(i) compromise, settle or agree to settle any Legal Proceeding involving payments by any Target Group Company of US$1,000,000 or more, or that imposes any material non-monetary obligations on a Target Group Company (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto), in each case other than those disclosed on Schedule 4.10 of the Target Disclosure Letter (provided, that, the Target shall promptly notify Plutus of any settlement or agreement to settlement of any Legal Proceeding involving any Target Group Company);

(j) except in the ordinary course of business or as would not reasonably be expected to be material to the Target Group Companies, individually or in the aggregate: (A) modify, amend in a manner that is adverse to the applicable Target Group Company or terminate any Target Material Contract; (B) enter into any Contract that would have been a Target Material Contract, had it been entered into prior to the date of this Agreement; or (C) waive, delay the exercise of, release or assign any material rights or claims under any Target Material Contract (other than assignments among the Target Group Companies);

(k) except as required by Target Accounting Principles (or any interpretation thereof) or applicable Legal Requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

(l) make, change or revoke any material Tax election, change (or request to change) any material method of accounting for Tax purposes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax or surrender any right to claim a material refund of Taxes, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or enter into any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes);

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(m) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of any Target Group Company;

(n) subject to Section 6.1(a), enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders or other Affiliates (other than Target Group Companies), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in connection with any of the Target Group Companies, and (iii) employment arrangements entered into in the ordinary course;

(o) engage in any material new line of business;

(p) amend any provision of its privacy policies in any material respect or in any manner adverse to any of the Target Group Companies (other than changes required to conform to applicable Privacy Laws); or

(q) agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

Notwithstanding anything in this Section 6.1 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give any other Party, directly or indirectly, the right to control or direct the operations of any Target Group Company and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any Target Group Company from paying any Target Transaction Costs, in each case, prior to the Closing.

6.2 Conduct of Business by the Plutus Group Companies. Except (a) as expressly contemplated by this Agreement or any other Transaction Agreements, (b) as required by applicable Legal Requirements, or (c) as requested by or consented to in writing by the Target (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the earlier of (i) the Effective Time and (ii) the termination of this Agreement pursuant to Section 9.1, Plutus (x) shall, and shall cause each of the Plutus Group Companies to, conduct its business in the ordinary course of business consistent with past practice and in accordance with applicable Legal Requirements, (y) shall not, and shall cause each of the Plutus Group Companies not to:

(a) (I) increase the maximum aggregate number of Plutus Shares which may be issued pursuant to any Plutus Share Plan as of the date hereof or otherwise amend any Plutus Share Plan, (II) without prior written notification to the Target, hire or terminate any employee, or, (III) except as otherwise required by any Plutus Share Plan as in effect on the date hereof or applicable Legal Requirements: (i) increase in any manner the compensation or benefits payable, or to become payable to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 20% in the base salary or wage rate of any current employee who has annual base compensation of less than US$100,000 in the ordinary course of business, (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative) consistent with past practice, (C) increases of compensation for employees who change jobs, (D) increases of compensation to reflect market adjustments on the basis of objective data and (E) increases of compensation to adjust for gender equity as needed; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business; (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement, Plutus Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an Plutus Employee Benefit Plan if it had been in effect on the date of this Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Plutus Employee Benefit Plan or otherwise; or, (v) grant any equity or equity-based compensation awards other than as permitted under the Plutus Share Plan;

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(b) (i) transfer, sell, assign, license (other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business in object code form, for the use by such customers of the Plutus Group Companies’ products or services or the provision of services by such contractors, suppliers, vendors, or distributors to the Plutus Group Companies) any Plutus Owned IP; (ii) subject any Plutus Owned IP to a Lien (other than Permitted Liens); (iii) abandon, let lapse or fail to maintain or renew any Plutus Owned IP (other than Plutus Owned IP that, in the reasonable business judgment of the Plutus Group Companies, is not material to the Plutus Group Companies) or (iv) subject or agree to subject any Plutus Code to the terms of any Open Source Software license;

(c) except for transactions solely among the Plutus Group Companies wholly owned by Plutus directly or indirectly, (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or otherwise, or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, or reorganization, recapitalization, exchange of shares or other like change with respect to any share capital; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in any Plutus Group Company (other than repurchases, redemptions or other acquisitions of equity interests from directors, officers or employees in accordance with the terms of any Plutus Share Plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with such Plutus Group Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement); or (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, capital stock or any other equity interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such capital stock), as applicable, in any Plutus Group Company (other than any grants, issuances or sales made to directors, officers or employees in accordance with the terms of any Plutus Share Plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with such Plutus Group Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement);

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(d) amend its Governing Documents (save as required under this Agreement);

(e) except in the ordinary course of business: (i) merge, consolidate or combine any Plutus Group Company with a third party; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof, to the extent the aggregate transaction value of such investments and acquisitions exceeds US$1,000,000;

(f) voluntarily dispose of or amend any Plutus Real Property Lease other than in the ordinary course of business or as would not reasonably be expected to be material to the Plutus Group Companies, individually or in the aggregate;

(g) other than with respect to the Plutus Real Property Leases and Intellectual Property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of assets or properties material to the Plutus Group Companies, other than in the ordinary course of business or pursuant to Contracts existing on the date hereof;

(h) (i) make, create any loans, advances or capital contributions to, or investments in, any Person other than any of the Plutus Group Companies and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any Indebtedness incurred after the date hereof in excess of US$1,000,000 (including, for the avoidance of doubt, drawdowns under credit facilities of any of the Plutus Group Companies in effect as of the date hereof ), other than such Indebtedness incurred in the ordinary course of business and guarantees of any Indebtedness of any Plutus Group Companies wholly owned by Plutus directly or indirectly that does not and will not reasonably be expected to result in or give rise to any rights of consent, termination, amendment, acceleration (including any forced repurchase or put right) or cancellation by any Person in connection with the Transactions; (iii) except in the ordinary course of business, create any Liens on any material property or material assets of any of the Plutus Group Companies in connection with any Indebtedness thereof (other than Permitted Liens); or (iv) cancel or forgive any Indebtedness owed to any of the Plutus Group Companies other than ordinary course compromises of amounts owed to the Plutus Group Companies by their respective customers;

(i) compromise, settle or agree to settle any Legal Proceeding involving payments by any Plutus Group Company of US$1,000,000 or more, or that imposes any material non-monetary obligations on an Plutus Group Company (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto), in each case other than those disclosed on Schedule 5.9 of the Plutus Disclosure Letter (provided, that, Plutus shall promptly notify the Target of any settlement or agreement to settlement of any Legal Proceeding involving any Plutus Group Company);

(j) except in the ordinary course of business or as would not reasonably be expected to be material to the Plutus Group Companies, individually or in the aggregate: (A) modify, amend in a manner that is adverse to the applicable Plutus Group Company or terminate any Plutus Material Contract; (B) enter into any Contract that would have been an Plutus Material Contract, had it been entered into prior to the date of this Agreement; or (C) waive, delay the exercise of, release or assign any material rights or claims under any Plutus Material Contract (other than assignments among the Plutus Group Companies);

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(k) except as required by Plutus Accounting Principles (or any interpretation thereof) or applicable Legal Requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

(l) make, change or revoke any material Tax election, change (or request to change) any material method of accounting for Tax purposes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax or surrender any right to claim a material refund of Taxes, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or enter into any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes);

(m) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of any Plutus Group Company;

(n) subject to Section 6.2(a), enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders or other Affiliates (other than Plutus Group Companies wholly owned by Plutus directly or indirectly), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in connection with any of the Plutus Group Companies, and (iii) employment arrangements entered into in the ordinary course;

(o) engage in any material new line of business;

(p) amend any provision of its privacy policies in any material respect or in any manner adverse to any of the Plutus Group Companies (other than changes required to conform to applicable Privacy Laws); or

(q) agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

Notwithstanding anything in this Section 6.2 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give any other Party, directly or indirectly, the right to control or direct the operations of any Plutus Group Company and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any Plutus Group Company from paying any Plutus Transaction Costs, in each case, prior to the Closing.

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6.3 Requests for Consent.

(a) Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that an email from a Principal Party (the “Requesting Principal Party”) to one or more Designated Persons of each of the other Principal Party (the “Receiving Principal Party”) specifically requesting consent under Section 6.1 (if the Requesting Principal Party is the Target) or Section 6.2 (if the Requesting Principal Party is Plutus), as applicable, in each case with a subject line clearly identifying such email as an email intended to seek consent under the applicable Section, shall constitute a valid request by the Requesting Principal Party to the Receiving Principal Party for all purposes under this Article VI. “Designated Persons” shall mean, (i) with respect to the Target, the individuals set forth on Schedule 6.3(a) of the Target Disclosure Letter or such other individuals Target designated by written notice to Plutus in writing pursuant to Section 11.1 and (ii) with respect to Plutus, the individuals set forth on Schedule 6.3(a) of the Plutus Disclosure Letter or such other individuals Plutus designated by written notice to the Target writing pursuant to Section 11.1.

(b) If, within five (5) Business Days of delivery by the Requesting Principal Party of a valid request pursuant to Section 6.3(a), the Receiving Principal Party does not respond and object, then the Requesting Principal Party shall be deemed to have obtained a valid consent from the Receiving Principal Party for all purposes under this Article VI.

Article VII

ADDITIONAL AGREEMENTS

7.1 Proxy Statement; Special Meeting; Shareholder Approvals.

(a) Proxy Statement.

(i) As promptly as practicable following the execution and delivery of this Agreement, in each case in relation to Target Group Companies), Plutus shall, in accordance with this Section 7.1(a), prepare and furnish with the SEC a proxy statement of Plutus (as such filing is amended or supplemented, the “Proxy Statement”), for the purpose of soliciting proxies from holders of Plutus Existing Shares to vote at the Special Meeting (as defined below) in favor of: (1) the approval and adoption of this Agreement and the Transactions contemplated under this Agreement (including the Merger); (2) the adoption of the Plutus A&R MAA (and the Plutus Existing Share Reclassification and the change of name contemplated by Section 2.1(b) above); and (3) any other proposals the Parties agree as necessary or desirable to consummate the Transactions (collectively, the “Plutus Shareholder Matters”). Without the prior written consent of the Target (such consent not to be unreasonably withheld, conditioned or delayed), the Plutus Shareholder Matters shall be the only matters (other than procedural matters) which Plutus shall propose to be acted on by Plutus’s shareholders at the Special Meeting. Plutus shall ensure that the Proxy Statement complies to form and substance with the applicable Legal Requirements. Plutus shall furnish the Proxy Statement with the SEC and cause the Proxy Statement to be mailed to its shareholders of record, as of the record date to be established by the board of directors of Plutus pursuant to Section 7.1(b), as promptly as practicable following the filing of the Proxy Statement (such date, the “Proxy Filing Date”).

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(ii) In the preparation of the Proxy Statement, Plutus will make available to the Target drafts of the Proxy Statement and any other documents to be filed or furnished with the SEC that relate to the Transactions, both preliminary and final, and any amendment or supplement to the Proxy Statement or such other document and will provide the Target with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. In relation to the Transaction, Plutus shall not file or furnish any such documents with, or respond to any comments or requests from, the SEC without the prior written consent of the Target (such consent not to be unreasonably withheld, conditioned or delayed). Plutus will advise the Target promptly (and in any event within one (1) Business Day) after it receives notice thereof, of: (A) the time when the Proxy Statement has been furnished with the SEC; (B) the furnishing of any supplement or amendment to the Proxy Statement; and (C) requests by the SEC for additional information relating to the Proxy Statement, in each case of (A), (B) and (C), together with a copy of the Proxy Statement, supplement or amendment thereto, or such request, as applicable.

(iii) If, at any time prior to the Special Meeting, Plutus discovers any information (or, pursuant to the next sentence, is informed by the Target that it has discovered any information) that should be set forth in an amendment or supplement to the Proxy Statement so that it would not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Plutus shall promptly file an amendment or supplement to the Proxy Statement describing or correcting such information such that the Proxy Statement no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, and, to the extent required by applicable Legal Requirements, disseminate such amendment or supplement to the Plutus Shareholders. If, at any time prior to the Closing, the Target discovers any information, event or circumstance relating to itself, its business or any of its Affiliates, officers, directors or employees that should be set forth in an amendment or a supplement to the Proxy Statement so that it would not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then it shall promptly inform Plutus of such information, event or circumstance.

(iv) Plutus shall make all necessary filings with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder. The Target agrees to use reasonable best efforts to timely provide Plutus with all information in its possession concerning (a) the business, management, operations and financial condition of itself and its Subsidiaries and (b) officers, directors, employees, shareholders, and other equityholders and such other matters, in each case, reasonably requested by Plutus for inclusion in the Proxy Statement. Each Principal Party shall cause the directors, officers and employees of itself or its Subsidiaries to be reasonably available to Plutus and its counsel, auditors and other advisors in connection with the drafting of the Proxy Statement.

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(b) Plutus shall, as promptly as practicable following the Proxy Filing Date, establish a record date (which date shall be agreed with the Target) for, duly call and give notice of an extraordinary general meeting of Plutus’s shareholders (the “Special Meeting”). Plutus shall convene and hold the Special Meeting for the purpose of obtaining the approval of the Plutus Shareholder Matters, which meeting shall be held not more than thirty-five (35) days after the date on which Plutus mails the Proxy Statement to its shareholders. Plutus shall use reasonable best efforts to obtain the approval of the Plutus Shareholder Matters at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Legal Requirements for the purpose of seeking the approval of the Plutus Shareholder Matters. Notwithstanding anything to the contrary contained in this Agreement, Plutus shall be entitled to (and in the case of the following clauses (ii) or (iii), at the request of the Target, Plutus shall) postpone or adjourn the Special Meeting: (i) to ensure that any supplement or amendment to the Proxy Statement that the board of directors of Plutus has determined in good faith is required by applicable Legal Requirements is disclosed to Plutus’s shareholders and for such supplement or amendment to be promptly disseminated to Plutus’s shareholders with sufficient time prior to the Special Meeting for Plutus’s shareholders to consider the disclosures contained in such supplement or amendment; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient Plutus Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; or (iii) in order to solicit additional proxies from shareholders for purposes of obtaining approval of the Plutus Shareholder Matters; provided, that in the event of a postponement or adjournment pursuant to clauses (i), (ii), or (iii), the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved; provided, further, that, without the consent of the Target (such consent not to be unreasonably withheld, conditioned or delayed), in no event shall Plutus postpone or adjourn the Special Meeting for more than fifteen (15) days later than the most recently postponed or adjourned meeting; provided, further, that in no event shall Plutus be permitted to postpone or adjourn the Special Meeting more than three times or reconvene the Special Meeting on a date that is later than fifteen (15) Business Days prior to the Outside Date.

(c) Subject to the proviso in the immediately following sentence, Plutus shall include the Plutus Board Recommendation in the Proxy Statement. The board of directors of Plutus shall not (and no committee or subgroup thereof shall) change, withdraw, revoke, withhold, qualify or modify, or publicly propose to change, withdraw, revoke, withhold, qualify or modify, the Plutus Board Recommendation (a “Change in Recommendation”); provided, however, that the board of directors of Plutus may make a Change in Recommendation if it determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that a failure to make a Change in Recommendation would constitute a breach by the board of directors of its fiduciary obligations to Plutus’s shareholders under applicable Legal Requirements. Plutus agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the Plutus Shareholder Matters shall not be affected by any Change in Recommendation, and Plutus agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its shareholders the matters contemplated by the Proxy Statement as contemplated by Section 7.1(b), regardless of whether or not there shall have occurred any Change in Recommendation.

7.2 Listing Application; Listing.

(a) In connection with the Merger, Plutus shall submit an initial listing application for the New Class A Shares to be approved for listing on Nasdaq. The Target shall cooperate and shall procure that its Representatives cooperate with Plutus in a timely manner as reasonably requested by Plutus in connection with the application for such listing (the “Listing Application”) to be submitted to Nasdaq in accordance with applicable Legal Requirements or Nasdaq requirements in connection with the Transactions, including furnishing to Plutus and its Representatives all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or as may be reasonably requested in connection with the Listing Application. In furtherance of the foregoing, the Target hereby consents to deliver to Plutus such financial statements as may be required by law or Nasdaq rules and regulations to be included the Listing Application.

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(b) From the date hereof through the Closing, Plutus shall ensure that Plutus remains listed as a public company on Nasdaq, in compliance with any applicable Nasdaq rules and regulations, and that the Plutus Existing Shares remain listed on Nasdaq.

(c) From the date hereof through the Closing, Plutus shall keep current and timely file all reports or information required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Legal Requirements.

7.3 Certain Regulatory Matters.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to, in the case of the Target, submit, make or obtain, as applicable, the Target Required Regulatory Approvals, and, in the case of the Plutus Parties, submit, make or obtain, as applicable, the Plutus Required Regulatory Approvals, and use its reasonable best efforts to assist and cooperate with the other Parties in the foregoing efforts.

(b) With respect to all approvals, authorizations, consents, orders, filings, registrations or notifications under applicable Legal Requirements (including those relating to competition, merger control, antitrust and foreign investment (including national security in relation to foreign investment)) in connection with the execution, delivery and performance of the Transaction Agreements and the Transactions contemplated thereunder, including the Plutus Required Regulatory Approvals and the Target Required Regulatory Approvals, each Party shall, subject to applicable Legal Requirements including applicable confidentiality obligations, use reasonable endeavours to, (i) timely furnish to such other Party such necessary information and reasonable assistance as such other Party may reasonably request in connection with its preparation of, application for, or carrying out of (as the case may be), any such approval, authorization, consent, order, filing, registration or notification and (ii) keep the other Party timely and reasonably informed of any developments, meetings or discussions with any Governmental Entity in respect of any such approval, authorization, consent, order, filing, registration or notification (or the status thereof, as the case may be), including the Plutus Required Regulatory Approval or the Target Required Regulatory Approval, as applicable.

(c) Notwithstanding the foregoing, nothing in this Agreement shall require, or be construed to require, the Target or Plutus or any of their respective Affiliates, as the case may be, to accept any conditions, restrictions, undertakings or commitments imposed by a competent Governmental Entity, whether such conditions, undertakings or commitments are financial, behavioral or otherwise in nature, in connection with any Target Required Regulatory Approval or Plutus Required Regulatory Approval, as applicable, except for such conditions, restrictions, undertakings or commitments that would not have a material adverse effect on the ability of such Person to continue to conduct its business following the Closing substantially in the manner conducted in the 12-month period prior to the date hereof.

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(d) The Parties shall reasonably consult with each other promptly and prior to incurring any fees, costs or expenses (including any Regulatory Filing Fees) in connection with any approvals, authorizations, consents, orders, filings, registrations or notifications under the applicable Legal Requirements in connection with the execution, delivery and performance of the Transaction Agreements and the Transactions contemplated thereunder, and shall consider the other Parties’ comments as to the reasonableness of the amount of such fees, costs or expenses in good faith, and shall, upon request by such other Party(ies), provide reasonable relevant supporting documentation evidencing such fees, costs or expenses which would be incurred.

7.4 Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement, Plutus will prepare and file a report on Form 6-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be agreed in advance in writing by the Principal Parties.

(b) Any press release announcing the execution of this Agreement issued by any Principal Party or its Affiliates shall be subject to the reasonable approval of the other Principal Party.

7.5 Confidentiality; Communications Plan; Access to Information.

(a) Beginning on the date hereof and ending on the second anniversary of this Agreement, each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions. With respect to each Party, such confidentiality obligations will not apply to: (i) information which was known to such Party or its Representatives prior to their receipt of such information from the another Party hereto; (ii) information which is or becomes generally known to the public without breach by such Party of this Agreement or an existing obligation of confidentiality; (iii) information acquired by such Party or its Representative from a third party who was not bound to an obligation of confidentiality; (iv) information developed by such Party independently without any reliance on the non-public information received from any other Party; (v) disclosure required by applicable Legal Requirement or stock exchange rule; or (vi) prior to the Closing, disclosure consented to in writing by Plutus (with respect to the non-public information of an Plutus Party) or the Target (with respect to the non-public information of the Target). Notwithstanding anything to the contrary, this Section 7.5(a) shall terminate and be of no further force or effect upon the Closing.

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(b) The Principal Parties shall reasonably cooperate to create and implement a communications plan regarding the Transactions promptly following the date hereof. Notwithstanding the foregoing, none of the Parties or any of their respective Affiliates will make any public announcement or issue any public communication regarding this Agreement, the other Transaction Agreements or the Transactions or any matter related to the foregoing, without the prior written consent of the Principal Parties (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Legal Requirements or stock exchange rules, in which case (other than routine disclosures to Governmental Entities in the ordinary course of business) the disclosing Party first shall allow such other Parties to review, to the extent reasonably practicable and subject to the Legal Requirements or stock exchange rules, as applicable, such public announcement or public communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; (iii) (x) internal announcements to employees of a Principal Party or (y) communications to banks, customers or suppliers of a Principal Party, in each case, as such Principal Party determines to be reasonably appropriate in good faith; (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 7.4 or this Section 7.5(b); and (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; provided that in the case of clause (iii), such announcement or other communication shall be made in accordance with the communication plan agreed upon by the Parties pursuant to the first sentence of this Section 7.5(b).

(c) The Target will afford Plutus and its Representatives reasonable access during normal business hours, upon reasonable advance written notice, to the properties, books, records and personnel of the Target Group Companies during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the Target Group Companies, as Plutus may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of such Target Group Companies. Plutus will afford the Target and its Representatives reasonable access during normal business hours, upon reasonable advance written notice, to the properties, books, records and personnel of Plutus Group Companies during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of Plutus Group Companies, as the Target may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of Plutus Group Companies. Notwithstanding anything to the contrary, the Parties shall not be required to take any action, provide any access or furnish any information that such Party in good faith reasonably believes would be reasonably likely to (i) cause or constitute a waiver of the attorney-client or other privilege or, (ii) violate any Contract to which such Party is a party or bound, provided, that the Parties agree to cooperate in good faith to make alternative arrangements to allow for such access or furnishings in a manner that does not result in the events set out in clauses (i) and (ii).

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7.6 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including using reasonable best efforts to accomplish the following: (a) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in Article VIII to be satisfied; (b) the obtaining of all necessary waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings with Governmental Entities, and the taking of all commercially reasonable steps as may be necessary to avoid any Legal Proceeding against this Agreement or any of the Transactions contemplated by this Agreement; (c) in the case of the Target, the obtaining of all consents, approvals or waivers from, and the notification to, as applicable, third parties set forth on Schedule 7.6(c) of the Target Disclosure Letter; (d) in the case of the Plutus Parties, the obtaining of all consents, approvals or waivers from, and the notification to, as applicable, third parties set forth on Schedule 7.6(d) of the Plutus Disclosure Letter; (e) the defending of any Legal Proceeding challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (f) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions.

7.7 Disclosure of Certain Matters. Each Party hereto will promptly provide the other Parties with prompt written notice of: (a) any event, development or condition of which it obtains Knowledge that: (i) is reasonably likely to cause any of the conditions set forth in Article VIII not to be satisfied; (ii) would require any amendment or supplement to the Proxy Statement; or (b) the receipt of written notice from any Person alleging that the consent of such Person may be required in connection with the Transactions.

7.8 No Solicitation.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, the Target shall not, and shall cause its Affiliates not to, and shall direct the Target’s and its Affiliates’ respective employees, agents, officers, directors, managers, representatives and advisors (collectively, “Representatives”) not to, directly or indirectly, other than as contemplated by this Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Parties hereto and their respective Representatives) concerning any merger, consolidation, sale of any material portion of the ownership interests and/or assets of any of the Target Group Companies, recapitalization of any of the Target Group Companies or similar transaction involving any of the Target Group Companies (each, a “Target Business Combination”); (ii) enter into any Contract regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Target Business Combination; or (iii) commence, continue, renew or respond to any due diligence investigation regarding a Target Business Combination. The Target shall, and shall cause its Affiliates to, and shall cause the Target’s and its Affiliates’ respective Representatives to, immediately cease any and all existing discussions, negotiations or other engagement with any Person with respect to any Target Business Combination.

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(b) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, each Plutus Party shall not, and shall cause their respective Affiliates not to, and shall direct each Plutus Party’s and their Affiliates’ respective Representatives not to, directly or indirectly, other than as contemplated by this Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Parties hereto and their respective Representatives) concerning any merger, consolidation, sale of ownership interests or assets of the Plutus Group Companies, recapitalization of any of the Plutus Group Companies or similar transaction involving any of the Plutus Group Companies (each, a “Plutus Business Combination”); (ii) enter into any Contract regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Plutus Business Combination; or (iii) commence, continue, renew or respond to any due diligence investigation regarding a Plutus Business Combination. Each Plutus Party shall, and shall cause its Affiliates to, and shall cause each Plutus Party’s and their Affiliates’ respective Representatives to, immediately cease any and all existing discussions, negotiations or other engagement with any Person with respect to any Plutus Business Combination.

(c) Each Party shall promptly (and in no event later than 48 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties if it or, to its Knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to a Target Business Combination or a Plutus Business Combination, as applicable (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement. If any Party or its Representatives receives an inquiry, proposal, offer or submission with respect to a Target Business Combination or a Plutus Business Combination, as applicable, such Party shall provide the other Parties with a copy of such inquiry, proposal, offer or submission. Notwithstanding anything to the contrary, any Party may respond to any unsolicited proposal regarding a Target Business Combination or a Plutus Business Combination by stating only that such Party has entered into a binding definitive agreement with respect to a business combination and is unable to provide any information related to such Party or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning a Target Business Combination or a Plutus Business Combination, as applicable.

7.9 Director and Officer Indemnification and Insurance.

(a) Target Group Companies.

(i) Plutus agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of any Target Group Company (each, together with such person’s heirs, executors or administrators, a “Target D&O Indemnified Party”), as provided in their respective Governing Documents, shall survive the Closing and shall continue in full force and effect. For a period of six years following the Closing Date, Plutus shall cause each Target Group Company to maintain in effect the exculpation, indemnification and advancement of expenses provisions of its Governing Documents as in effect immediately prior to the Closing Date, and Plutus shall, and shall cause the Target Group Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Target D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

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(ii) Prior to the Closing, the Target shall use its commercially reasonable efforts to obtain a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “Target D&O Tail”) or alternatively an annual ongoing directors’ and officers’ liability insurance, in each case, in respect of acts or omissions occurring prior to the Effective Time, covering each such Person that is a director or officer of a Target Group Company currently covered by the Target’s and its Affiliates’ directors’ and officers’ liability insurance policies on terms with respect to coverage and amounts as commercially practicable under market conditions at such time. Where applicable, Plutus shall, and shall cause the Surviving Sub to, maintain the Target D&O Tail in full force and effect for their full terms and cause all obligations thereunder to be honored by the Target Group Companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.9(a)(ii).

(iii) The rights of each Target D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of any Target Group Company, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of Plutus and the Target Group Companies under this Section 7.9(a) shall not be terminated or modified in such a manner as to adversely affect any Target D&O Indemnified Party without the consent of such Target D&O Indemnified Party. The provisions of this Section 7.9(a) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the Target D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.9(a).

(iv) If Plutus or, after the Closing, any Target Group Company, or any of their respective successors or assigns: (x) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (y) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Plutus or such Target Group Company, as applicable, assume the obligations set forth in this Section 7.9(a).

(b) Plutus.

(i) Plutus agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of Plutus (each, together with such person’s heirs, executors or administrators, an “Plutus D&O Indemnified Party”), as provided in its Governing Documents, shall survive the Closing and shall continue in full force and effect. For a period of six years following the Closing Date, Plutus shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of Plutus’s Governing Documents as in effect immediately after the Closing Date, and Plutus shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Plutus D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

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(ii) Prior to the Closing, Plutus shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “Plutus D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of Plutus currently covered by the Plutus and its Affiliates’ directors’ and officers’ liability insurance policies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement (or as commercially practicable under market conditions at such time). The Plutus D&O Tail shall be maintained for the six-year period following the Closing. Plutus shall maintain the Plutus D&O Tail in full force and effect for its full term and honor all obligations thereunder, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.9(b)(ii).

(iii) The rights of each Plutus D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of Plutus, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of Plutus under this Section 7.9(b) shall not be terminated or modified in such a manner as to adversely affect any Plutus D&O Indemnified Party without the consent of such Plutus D&O Indemnified Party. The provisions of this Section 7.9(b) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the Plutus D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.9(b).

(iv) If Plutus or any of their respective successors or assigns: (x) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (y) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Plutus assume the obligations set forth in this Section 7.9(b).

7.10 Tax Matters.

(a) Notwithstanding anything in this Agreement to the contrary, transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable by a Party hereto in connection with or by reason of the execution of this Agreement and the Transactions contemplated under this Agreement (but excluding the other Transaction Agreements) (collectively, “Transfer Taxes”) shall be borne and paid by Plutus, provided that, for the avoidance of doubt, Plutus shall not bear and pay/reimburse the Transfer Taxes of the Target in the event that the Closing does not occur. The party required by applicable Legal Requirement shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Parties shall reasonably cooperate with respect thereto as necessary).

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7.11 Board of Directors; Officer.

(a) Plutus shall take all necessary action prior to the Effective Time such that the Plutus Board, immediately after the Effective Time, shall consist of no more than six (6) directors (each, an “Plutus Director”), covering the five (5) existing directors of Plutus before the Closing, and one (1) to be designated to by the Target as a director and the chairman of the Board in writing by the Target at least ten (10) Business Days prior to the Closing.

(b) Each Plutus Director shall have one (1) vote.

(c) The chairman of the Board shall have a casting vote in the case of an equality of votes.

(d) The parties acknowledge that so long as Plutus remains a public reporting company, the Plutus Board will continue to satisfy applicable securities laws and the Nasdaq rules, including maintaining an independent audit committee. Plutus shall enter into an indemnification agreement with each member of the Plutus Board, on a form to be determined by Target in good faith, within fifteen (15) days of the appointment of the applicable members of the Plutus Board.

(e) Plutus shall take all necessary action prior to the Effective Time such that (i) the chief executive officer of Plutus in office immediately prior to the Effective Time shall cease to be an officer immediately following the Effective Time and (ii) such individuals designated in writing by the Target at least ten (10) Business Days prior to the Closing be appointed the officers of Plutus as of the Effective Time until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed.

7.12 Equity Incentive Plan. Prior to the Closing, Plutus shall approve and adopt an equity incentive plan (the “Equity Incentive Plan”) that provides for grant of equity incentive awards to its and its Subsidiaries’ directors, managers, executives and other employees with a total pool of awards of New Class A Shares not exceeding 2,000,000 New Class A Shares. The terms of such Incentive Equity Plan shall be prepared and designed by the Target prior to the Closing in its sole discretion. As soon as commercially reasonable following the Closing, Plutus shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the New Class A Shares issuable under the Equity Incentive Plan.

7.13 PIPE Financing.

(a) Plutus shall use reasonable best efforts to (i) (A) enter into subscription agreements or security purchase agreements (the “PIPE Subscription Agreements”), in a form or forms to be mutually agreed upon by Plutus and the Target, pursuant to which, among other things, the investor in the contemplated PIPE investments (each a “PIPE Investor” and together the “PIPE Investors”) shall agree to subscribe for and purchase on a date no later than the Closing Date, and Plutus shall agree to issue and sell to each such PIPE Investor on such date no later than the Closing Date, on the terms and subject to the conditions therein, such amount of newly issued Plutus Existing Shares at an issue price per Plutus Existing Share that is equal to or higher than the PIPE Per Share Issuance Floor Price, (B) enforce the obligations of the PIPE Investors under the PIPE Subscription Agreements, and (C) consummate the purchases contemplated by the PIPE Subscription Agreements on the terms and subject to the conditions set forth in the PIPE Subscription Agreements; (ii) satisfy all conditions to the PIPE Financing set forth in the PIPE Subscription Agreements that are within its control; and (iii) satisfy and comply with its obligations under the PIPE Subscription Agreements. For the avoidance of doubt, no Plutus Existing Share shall be issued pursuant to any PIPE Subscription Agreement at a price lower than the PIPE Per Share Issuance Floor Price.

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(b) Plutus shall not amend, modify, terminate or waive any provisions of any PIPE Subscription Agreement without the prior written consent of the Target.

(c) Plutus shall (i) promptly notify the Target upon having knowledge of any material breach or default under, or termination of, any PIPE Subscription Agreement (including any refusal or repudiation by any PIPE Investor with respect to its obligation and/or ability to provide the full financing contemplated by the applicable PIPE Subscription Agreement); and (ii) prior to delivering any written notice (or any other material notice) to a PIPE Investor with respect to any PIPE Subscription Agreement, deliver such notice to the Target for its prior review and consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(d) Plutus shall use reasonable best efforts to cause the aggregate cash proceeds actually received by Plutus prior to the Closing Date in respect to from all PIPE Investors pursuant to the PIPE Subscription Agreements (the “Aggregate PIPE Proceeds”) to be no less than US$2,000,000.00, but in any event not exceeding US$5,000,000.00.

7.14 Incorporation of Merger Sub and Execution and Delivery of Joinder to Merger Agreement.

(a) As soon as reasonably practicable after the date of this Agreement, Plutus shall cause Merger Sub to execute and deliver a joinder, in substantially the form attached hereto as Exhibit D (the “Joinder to Merger Agreement”) pursuant to which Merger Sub will accede to the terms of this Agreement and join this Agreement as a “Party”.

(b) Upon the incorporation of Merger Sub, the board of directors of Merger Sub shall unanimously (a) determine that it is fair to, and in the best interests of, Merger Sub and its shareholder, for Merger to execute the Joinder to consummate the Transactions contemplated under this Agreement, including the Merger, (b) approved the execution, delivery and performance of the Joinder to Merger Agreement, this Agreement and the consummation of the Transactions contemplated under this Agreement, including the Merger, and (c) determined to recommend that the sole shareholder of Merger Sub approve the execution, delivery and performance of the Joinder to Merger Agreement, this Agreement and the Plan of Merger by Merger Sub and the consummation of the Transactions contemplated under this Agreement and the Plan of Merger, including the Merger.

(c) Upon the incorporation of Merger Sub, Plutus, as the sole shareholder of Merger Sub, shall approve the execution, delivery and performance of the Joinder to Merger Agreement, this Agreement and the Plan of Merger by Merger Sub and the consummation by Merger Sub of the Transactions contemplated under this Agreement and the Plan of Merger, including the Merger.

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Article VIII

CONDITIONS TO THE TRANSACTION

8.1 Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Merger and the other Transactions contemplated under this Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing:

(a) At the Special Meeting (including any adjournments thereof), the Plutus Shareholder Approval shall have been obtained and shall remain in full force and effect.

(b) The Target Required Regulatory Approvals and Plutus Required Regulatory Approvals shall have been made or obtained, as applicable, and remain effective.

(c) No provision of any applicable Legal Requirement prohibiting, enjoining, restricting or making illegal the consummation of the Transactions contemplated under this Agreement shall be in effect, and no temporary, preliminary or permanent restraining Order enjoining, restricting or making illegal the consummation of the Transactions contemplated under this Agreement shall be in effect.

(d) Nasdaq approval of the Listing Application submitted by Plutus shall have been obtained.

(e) No stop order, general suspension or material limitation of trading in the Plutus Existing Shares has been imposed or threatened by the SEC or Nasdaq.

8.2 Additional Conditions to Obligations of the Target. The obligations of the Target to consummate and effect the Merger and the other Transactions contemplated under this Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing, any of which may be waived, in writing, exclusively by the Target:

(a) (i) The Fundamental Representations of each Plutus Party shall be true and correct in all respects on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); and (ii) all other representations and warranties set forth in Article V hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Plutus Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have an Plutus Material Adverse Effect.

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(b) Each Plutus Party shall have performed or complied with all agreements and covenants required by this Agreement and the other Transaction Agreements to be performed or complied with by it on or prior to the Closing Date, in each case in all material respects.

(c) No Plutus Material Adverse Effect shall have occurred since the date of this Agreement.

(d) The Financial Requirement is satisfied as of the Closing Date.

(e) Plutus shall have delivered to the Target a certificate, signed by a duly authorized officer of Plutus and dated as of the Closing Date, certifying as to the matters set forth in Section 8.2(a) through Section 8.2(d).

(f) The memorandum and articles of association of Plutus shall have been amended and restated in its entirety in the form of the Plutus A&R MAA and the Plutus Existing Share Reclassification shall have occurred in connection therewith.

(g) The Plutus Board shall have passed resolutions to approve that immediately after the Effective Time, the Plutus Board shall consist of up to six (6) directors covering the five (5) existing directors of Plutus before the Closing, and one (1) to be designated by the Target as a director and the chairman of the Board (with a casting vote in the case of an equality of votes) in writing by the Target at least ten (10) Business Days prior to the Closing.

(h) The Equity Incentive Plan has been duly adopted.

(i) The Aggregate PIPE Proceeds shall be no less than US$2,000,000.00, but in any event not exceeding US$5,000,000.00.

(j) Merger Sub shall be incorporated as a Cayman Islands exempted company limited by shares under the name of “Coders Merger Sub Limited” as a direct, wholly owned subsidiary of Plutus and execute and deliver the Joinder to Merger Agreement as soon as practicable after the date of this Agreement but before the Closing.

8.3 Additional Conditions to the Obligations of Plutus. The obligations of the Plutus Parties to consummate and effect the Merger and the other Transactions contemplated under this Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing, any of which may be waived, in writing, exclusively by Plutus:

(a) (i) The Fundamental Representations of the Target shall be true and correct in all respects on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); and (ii) all other representations and warranties set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Target Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a Target Material Adverse Effect.

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(b) The Target shall have performed or complied with all agreements and covenants required by this Agreement and the other Transaction Agreements to be performed or complied with by it on or prior to the Closing Date, in each case in all material respects.

(c) No Target Material Adverse Effect shall have occurred since the date of this Agreement.

(d) The Target shall have delivered to Plutus a certificate, signed by a duly authorized officer of Target and dated as of the Closing Date, certifying as to the matters set forth in Section 8.3(a) through Section 8.3(c).

(e) The Target Restructuring shall be consummated prior to the Closing in accordance with this Agreement.

(f) As soon as reasonably practicable after the date of this Agreement, each of the Percy’s Holding Vehicle and the Heng’s Holding Vehicle shall execute and deliver a joinder to the Lock-Up Agreement.

Article IX

TERMINATION

9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of the Principal Parties at any time;

(b) by any Principal Party if the Closing shall not have occurred by December 31, 2025 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Principal Party if the action or failure to act of such Principal Party (or in the case of Plutus, any Plutus Party) has been a principal cause of or resulted in the failure of the Closing to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement; provided, further, that in the event that, at the Outside Date, all of the conditions set forth in Sections 8.1 and 8.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, provided that each of such conditions is capable of being satisfied at the Closing), except for the condition set forth in Section 8.1(b), such Principal Party proposing to exercise the right to terminate this Agreement under this Section 9.1(b) shall have engaged in good faith discussion for a period of no less than five (5) Business Days with the other Principal Party on alternative solutions to carry out the commercial intent of the Transactions.

(c) by any Principal Party if a Governmental Entity shall have issued a final, non-appealable Order or taken any other non-appealable action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions contemplated under this Agreement, including the Merger; provided further, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any Party if the issuance of such final, non-appealable Order or the taking of such non-appealable action was due to such Party’s failure to comply with any provision of this Agreement;

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(d) by the Target, upon a breach of any covenant or agreement set forth in this Agreement on the part of any Plutus Party, or if any representation or warranty of any Plutus Party shall have become untrue, in either case, such that the conditions set forth in Sections 8.1 and 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by the Plutus Party is curable by the Plutus Parties prior to the Outside Date, then the Target must first provide written notice of such breach to Plutus and may only terminate this Agreement under this Section 9.1(d) if such breach remains uncured on the earlier of: (i) thirty (30) days after delivery of written notice from the Target to Plutus of such breach, and (ii) fifteen (15) Business Days prior to the Outside Date; provided, further, that it being understood that the Target may not terminate this Agreement pursuant to this Section 9.1(d) if it shall have materially breached this Agreement and such breach has not been cured;

(e) by Plutus, upon a breach of any covenant or agreement set forth in this Agreement on the part of the Target or if any representation or warranty of the Target shall have become untrue, in either case such that the conditions set forth in Sections 8.1 and 8.3 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by the Target prior to the Outside Date, then Plutus must first provide written notice of such breach to the Target and may only terminate this Agreement under this Section 9.1(e), if such breach remains uncured on the earlier of: (i) thirty (30) days after delivery of written notice from Plutus to the Target of such breach, and (ii) fifteen (15) Business Days prior to the Outside Date; provided, further, that it being understood that Plutus may not terminate this Agreement pursuant to this Section 9.1(e) if it shall have materially breached this Agreement and such breach has not been cured; and

(f) by any Principal Party, if, at the Special Meeting (including any adjournments thereof), the Plutus Shareholder Approval is not obtained; provided that, Plutus may not terminate this Agreement pursuant to this Section 9.1(f) if such failure to obtain the Plutus Shareholder Approval is a result of any breach under any Plutus Voting Agreement by any Plutus Controlling Shareholder or any breach by any Plutus Party under this Agreement.

9.2 Notice of Termination; Effect of Termination.

(a) Any termination of this Agreement under Section 9.1 above will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties.

(b) In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect and the Transactions contemplated under this Agreement shall be abandoned, except for and subject to the following: (i) Section 7.5(a) (Confidentiality; Communications Plan; Access to Information), this Section 9.2 (Notice of Termination; Effect of Termination) and Article XI (General Provisions) shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any intentional breach of this Agreement or fraud.

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Article X

NO SURVIVAL

10.1 No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 10.1 nor anything else in this Agreement to the contrary (including Section 11.14) shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) the liability of any Person with respect to fraud.

Article XI

GENERAL PROVISIONS

11.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date that transmission is confirmed electronically, if delivered by email; or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to any Plutus Party, to:

Plutus Financial Group Limited

8/F, 80 Gloucester Road, Wan Chai, Hong Kong S.A.R.

Attention: Mr. Luke Cheung, Mr. Jeff Yeung

Email: luke.cheung@plutusfingroup.com; jeff.yeung@plutusfingroup.com if to the Target to:

Choco Up Group Holdings Limited

23/F, Chinachem Leighton Plaza,

No.25-31 Leighton Road, Causeway Bay, Hong Kong S.A.R.

Attention: Mr. Percy Hung, Ms. Heng Tam

Email: percy@choco-up.com; heng@choco-up.com

with a copy to (which will not constitute notice):

Cleary Gottlieb Steen & Hamilton

37th Floor, Hysan Place, 500 Hennessy Road

Causeway Bay, Hong Kong

Attention: Denise Shiu

E-mail: dshiu@cgsh.com

or to such other address or to the attention of such other Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain) by means provided in this Section 11.1. If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

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11.2 Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were (a) delivered to such party or its legal counsel via electronic mail or hard copy form or (b) included in and available at the “2025 Due Diligence” online datasite hosted by OneDrive (in the case of Plutus Parties) and “Coders – DD Dataroom” online datasite hosted by Google Drive (in the case of the Target) at least one (1) Business Day prior to the date of this Agreement. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. Unless specifically provided otherwise herein, all references to currency amounts in this Agreement shall mean United States dollars. References to “ordinary course of business” (or similar references) shall mean the ordinary course of business consistent with past practice (including as to amounts and terms, as applicable), but taking into account the circumstances, including restrictions imposed by Legal Requirements and health and safety considerations relating to COVID-19.

11.3 Counterparts; Electronic Delivery. This Agreement, the other Transaction Agreements and each other document executed in connection with the Transactions may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence. Facsimile and e-mailed copies of signatures in portable document format (PDF) shall be deemed to be originals for purposes of the effectiveness of this Agreement.

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11.4 Entire Agreement; Third Party Beneficiaries. This Agreement, the other Transaction Agreements and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than (i) at and after the Effective Time, Section 7.9 and (ii) this Section 11.4 and (iv) Section 11.14 (which will be for the benefit of the Persons set forth therein and herein), are not intended to confer upon any other Person other than the Parties any rights or remedies. Except as otherwise expressly provided herein, nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person or entity not a Party to this Agreement. Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) shall not apply to this Agreement or the other Transaction Agreements. Nothing in this Agreement shall be deemed to constitute a partnership between the Parties.

11.5 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible which most nearly reflects the Parties’ intent in entering into this Agreement.

11.6 Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement in any court having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds. For the avoidance of doubt, under no circumstances shall (i) Plutus be permitted or entitled to receive both (A) a grant of injunction, specific performance or other equitable relief under this Section 11.6 that results in a Closing and (B) monetary damages, or (ii) the Target be permitted or entitled to receive both (A) a grant of injunction, specific performance or other equitable relief under this Section 11.6 that results in a Closing and (B) monetary damages .

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11.7 Governing Law. This Agreement and the consummation the Transactions contemplated under this Agreement, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions contemplated under this Agreement, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions contemplated under this Agreement, shall be governed by and construed in accordance with the laws of Hong Kong regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof, except that the following matters arising out of or relating to this Agreement shall be exclusively interpreted, construed and governed by and in accordance with the laws of the Cayman Islands, in respect of which the Parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands: (a) the Merger, and whether or not it has taken effect; (b) the legal effect of the Merger, including but not limited to the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Sub; (c) the effectiveness of the cancellation of the Target Shares and the obligation on any Party to do so; (d) the fiduciary or other duties of the Plutus Board and the sole directors of Merger Sub and the extent to which there has been a breach of the same; (e) the general rights, duties and powers of the respective shareholders of Plutus, the Target and Merger Sub, including the rights provided for in Section 238 of the Cayman Companies Act with respect to any Dissenting Shares; and (f) the internal corporate affairs of Plutus, the Target and Merger Sub and the rights, duties and powers of the same, including whether there has been any breach of the same.

11.8 Consent to Jurisdiction; Waiver of Jury Trial.

(a) Subject to the exception for matters to be governed by the laws of the Cayman Islands and subject to the jurisdiction of the courts of the Cayman Islands as set forth in Section 11.7, any Legal Proceeding arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the HKIAC Administered Arbitration Rules in force at the relevant time and as may be amended by this Section 11.8 (the “HKIAC Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

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(b) Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 11.8, any Party may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in its HKIAC Rules. Such application shall also be governed by, and construed in accordance with, the laws of Hong Kong. Nothing in this Section 11.8 shall be construed as preventing any Party from seeking conservatory or interim relief (including injunction, specific performance or other similar or comparable forms of equitable relief) from any court of competent jurisdiction pending final determination of the dispute by the arbitral tribunal.

(c) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED UNDER THIS AGREEMENT, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NON-COMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED UNDER THIS AGREEMENT. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

11.9 Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction. Ambiguities in an agreement or other document will not be construed against the Party drafting such agreement or document.

11.10 Expenses. Except as otherwise expressly provided in this Agreement or the other Transaction Agreements, whether or not the Transactions are consummated, each Party shall pay, or cause to be paid, its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the Transactions. Notwithstanding the foregoing:

(a) Following the Closing, Plutus shall bear the Plutus Transaction Costs, the Mutual Transaction Costs and the Target Transaction Costs. With respect to any Transaction Cost to be borne by Plutus in accordance with the foregoing sentences of this Section 11.10(a), following the Closing, Plutus shall (i) pay or cause to be paid such Transaction Costs to the extent unpaid as of the Closing Date, each as set forth on the Closing Payments Schedule and the Plutus Closing Certificate, respectively, and (ii) to the extent that any such Transaction Costs has been paid by any Person other than the Plutus Group Companies prior to the Closing Date, reimburse each applicable payor for the amount of such paid Transaction Costs.

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(b) Following any termination of this Agreement without the Closing having occurred, 25% of all Transaction Costs should be borne by Plutus and the remaining 75% of all Transaction Costs should be borne by the Target.

11.11 Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

11.12 Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

11.13 Extension; Waiver. At any time prior to the Closing, Plutus (on behalf of and only with respect to the Plutus Parties) or the Target (on behalf of and only with respect to Target) may, to the extent not prohibited by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations of another Party; (b) waive any inaccuracies in the representations and warranties made by another Party contained herein or in any document delivered by another Party pursuant hereto; and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

11.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no Related Party of a Party shall have any liability for any liabilities or obligations of the Parties for any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Related Party of a Party and no personal liability shall attach to any Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Legal Requirement or otherwise. The provisions of this Section 11.14 are intended to be for the benefit of, and enforceable by the Related Parties of the Parties and each such Person shall be a third-party beneficiary of this Section 11.14. This Section 11.14 shall be binding on all successors and assigns of Parties.

11.15 Disclosure Letters and Exhibits. The Target Disclosure Letter and the Plutus Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Target Disclosure Letter or the Plutus Disclosure Letter, as applicable; or (b) it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another representation and warranty of (i) the Target, or (ii) the Plutus Parties, as applicable, in this Agreement. Certain information set forth in the Target Disclosure Letter and the Plutus Disclosure Letter is or may be included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Target Disclosure Letter or the Plutus Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Target Disclosure Letter or the Plutus Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in the Target Disclosure Letter or the Plutus Disclosure Letter is or is not material for purposes of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

PLUTUS

PLUTUS FINANCIAL GROUP LIMITED

By:	/s/ Ting Kin CHEUNG
Name:	Ting Kin CHEUNG
Title:	Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

TARGET

CHOCO UP GROUP HOLDINGS LIMITED

By:	/s/ Percy HUNG
Name:	Percy HUNG
Title:	Director

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Lock-Up Agreement

Exhibit B

Form of Plan of Merger

Exhibit C

Form of Plutus A&R MAA

Exhibit D

Form of Joinder to Merger Agreement

Exhibit E

Target Restructuring Chart

ANNEX B

Plan of Merger

PLAN OF MERGER

THIS PLAN OF MERGER (the “Plan of Merger”) is made on [●] 2025.

BETWEEN

(1)	Coders Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, with its registered office situated at [the offices of Quality Corporate Services Ltd., Suite 102, Cannon Place, P.O. Box 712, North Sound Rd., George Town, Grand Cayman, KY1-9006 Cayman Islands] (the “Merging Company”);

(2)	Choco Up Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, with its registered office situated at the offices of WB Corporate Services (Cayman) Ltd., of P.O. Box 2775, 71 Fort Street, 3rd Floor, George Town, Grand Cayman, KY1-1111, Cayman Islands (the “Surviving Company”, and, together with the Merging Company, the “Constituent Companies”); and

(3)	Plutus Financial Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, with its registered office situated at the offices of Quality Corporate Services Ltd., Suite 102, Cannon Place, P.O. Box 712, North Sound Rd., George Town, Grand Cayman, KY1-9006 Cayman Islands (“Plutus”).

WHEREAS

(a)	Plutus and Surviving Company have entered into an agreement and plan of merger dated July 8, 2025 (the “Merger Agreement”), pursuant to which, among other things, the Merging Company will merge with and into the Surviving Company, with the Surviving Company being the surviving company (the “Merger”) in accordance with the terms and conditions set forth in the Merger Agreement. The Merging Company [has] entered into a joinder to the Merger Agreement, pursuant to which the Merging Company shall accede to the terms of the Merger Agreement and join the Merger Agreement as a party.

(b)	The board of directors of each Constituent Company have approved the Merger and the terms and conditions of the Merger Agreement. Immediately upon the Merger becoming effective the undertaking, property and liabilities of the Merging Company will automatically vest in the Surviving Company, the Merging Company will cease to exist and the Surviving Company will continue as the surviving company. A copy of the Merger Agreement is attached as Annexure A to this Plan of Merger.

(c)	This Plan of Merger is made in accordance with Part XVI and in particular Section 233 of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”).

(d)	Terms used in this Plan of Merger and not otherwise defined shall have the meanings given to them in the Merger Agreement.

(e)	Plutus wishes to enter into this Plan of Merger solely for the purposes of Clause 9(g).

W I T N E S S E T H

CONSTITUENT COMPANIES

1	The constituent companies (as defined in the Companies Act) to the Merger are the Merging Company and the Surviving Company.

NAME OF THE SURVIVING COMPANY

2	The Surviving Company will be the surviving company (as defined in the Companies Act) following the Merger.

3	Following the Merger the Surviving Company will continue to be named as Choco Up Group Holdings Limited.

REGISTERED OFFICE

4	The registered office of the Merging Company is situated at the offices of Quality Corporate Services Ltd., Suite 102, Cannon Place, P.O. Box 712, North Sound Rd., George Town, Grand Cayman, KY1-9006 Cayman Islands.

5	The registered office of the Surviving Company is at, and will remain at, the offices of WB Corporate Services (Cayman) Ltd., of P.O. Box 2775, 71 Fort Street, 3rd Floor, George Town, Grand Cayman, KY1-1111, Cayman Islands.

SHARES IN THE CONSTITUENT COMPANIES

6	Immediately prior to the Effective Time (as defined below), the authorized share capital of:

(a)	the Merging Company was US$[●] divided into [●] shares of US$[●] par value each, of which [●] share has been issued as fully paid; and

(b)	the Surviving Company was US$50,000 divided into 50,000 shares of US$1 par value each, of which 50,000 shares have been issued as fully paid.

7	Immediately following the Merger, at the Effective Time (as defined below):

(a)	each share of the Merging Company issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Company, which shall constitute the only issued and outstanding share capital of the Surviving Company following the Effective Time; and

(b)	the authorized share capital of the Surviving Company will be US$50,000 divided into 50,000 Ordinary Shares with par value of US$1 each.

EFFECTIVE TIME

8	The Merger shall be effective on the date and time that this Plan of Merger is registered by the Cayman Registrar in accordance with Section 233(13) of the Companies Act or such later date and time as the directors of the Constituent Companies may agree and specify in accordance with this Plan of Merger and the Companies Act (the “Effective Time”).

TERMS AND CONDITIONS OF THE MERGER

9	The terms and conditions of the Merger are set out in the Merger Agreement. At the Effective Time, and in accordance with the terms and conditions of the Merger Agreement and this Plan of Merger, the existing shares of the Constituent Companies will be treated as follows:

(a)	all shares issued and outstanding of the Surviving Company that are owned by the Surviving Company, the Merging Company or any Target Group Company immediately prior to the Effective Time (the “Excluded Target Shares”) shall automatically be surrendered and canceled and shall cease to exist, and no New Ordinary Shares or other consideration shall be delivered or deliverable in exchange therefor and each holder of any such Excluded Target Shares shall cease to have any rights with respect thereto;

(b)	each share of the Surviving Company issued and outstanding as of immediately prior to the Effective Time (each, a “Target Share”) (excluding the Dissenting Shares (as defined below), which shall be treated in the manner set forth in Section 3.2 of the Merger Agreement, and the Excluded Target Shares being cancelled pursuant to paragraph 9(a) above), by virtue of the Merger and upon the terms and subject to the conditions set forth in the Merger Agreement, shall be converted into and shall for all purposes represent only the right to receive (x) (i) in the case of (A) 2,800,000 Target Shares [then held] by [Percy’s Holding Vehicle] and (B) 2,656,500 Target Shares [then held] by [Heng s Holding Vehicle], a number of validly issued, fully paid and non-assessable New Class B Shares, and (ii) in all other cases, a number of validly issued, fully paid and non-assessable New Class A Shares, in each case of (i) and (ii), equal to (A) the Target Per Share Value, divided by (B) the Plutus Per Share Value (such New Class B Shares and New Class A Shares, as applicable, the “Per Share Merger Consideration”, and the aggregate amount of Per Share Merger Consideration to be issued and paid pursuant to Section 3.1(b) of the Merger Agreement, the “Merger Consideration”). All of the Target Shares converted into the right to receive the Merger Consideration pursuant to Section 3.1(b) of the Merger Agreement shall no longer be outstanding and shall cease to exist, and each holder of such Target Shares issued and outstanding as of immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Merger Consideration without interest;

(c)	each ordinary share of the Merging Company issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Company, which shall constitute the only issued and outstanding share capital of the Surviving Company following the Effective Time;

(d)	notwithstanding any provision of the Merger Agreement to the contrary and to the extent available under the Companies Act, including Section 3.1 of the Merger Agreement, shares of the Surviving Company issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such shares in accordance with this paragraph, Section 3.2 of the Merger Agreement and section 238 of the Companies Act and otherwise complied with all of the provisions of the Companies Act relevant to the exercise and perfection of dissenters’ rights (such shares of the Surviving Company being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s dissenter’s rights under the Companies Act with respect to such shares of the Surviving Company, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with section 238 of the Companies Act and such other rights as are granted by the Companies Act; provided, however, that if, after the Effective Time, any Dissenting Shareholder fails to validly exercise or perfect, withdraws or loses such holder’s right to appraisal pursuant to this paragraph, Section 3.2 of the Merger Agreement and section 238 of the Companies Act or if a court of competent jurisdiction shall determine that such Dissenting Shareholder is not entitled to the relief provided by section 238 of the Companies Act, such shares of the Surviving Company shall be treated as if they had been cancelled and ceased to exist and they had been converted as of the Effective Time into the right to receive the Per Share Merger Consideration, if any, to which such Dissenting Shareholder is entitled pursuant to Section 3.1 of the Merger Agreement, without interest thereon.

For the avoidance of doubt, (i) the above summary is qualified in its entirety by reference to the complete text of the Merger Agreement and (ii) in the event of any conflict or inconsistency between the above summary and any provision of the Merger Agreement or any other provision of this Plan of Merger, the provision(s) of the Merger Agreement or the other provision(s) of this Plan of Merger, as applicable, shall prevail to the extent of such conflict or inconsistency.

(e)	At the Effective Time, the Merging Company will be struck off from the Register of Companies of the Cayman Islands.

(f)	Plutus undertakes and agrees (it being acknowledged that Plutus will be the sole shareholder of the Surviving Company after the Merger) to issue the Merger Consideration in accordance with the terms of the Merger Agreement and this Plan of Merger.

RIGHTS AND RESTRICTIONS ATTACHING TO THE SHARES OF THE SURVIVING COMPANY

10	Following the Merger, the rights and restrictions attaching to the shares in the capital of the Surviving Company will be as detailed in existing memorandum and articles of association of the Surviving Company attached at Annexure B hereto.

PROPERTY

11	At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company in accordance with Section 236(1)(b) of the Companies Act, and the Surviving Company will become liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each Constituent Company in accordance with Section 236(1)(c) of the Companies Act.

MEMORANDUM AND ARTICLES OF ASSOCIATION

12	At the Effective Time, the memorandum and articles of association of the Merging Company, as in effect immediately prior to the Effective Time, shall cease. At the Effective Time, the existing memorandum and articles of association of the Surviving Company (the “Memorandum and Articles of the Surviving Company”) shall remain in force. No amendments to the Memorandum and Articles of Association of the Surviving Company will be brought about by the Merger.

DIRECTORS BENEFITS

13	There are no amounts or benefits paid or payable to any director of either of the Constituent Companies in connection with the Merger, other than by reason of their ownership of the shares or other equity securities in the Constituent Companies in issue and outstanding immediately prior to the Effective Time.

SECURED CREDITORS

14	(a)	the Merging Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger; and

(b)	the Surviving Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

DIRECTOR OF THE SURVIVING COMPANY

15	The name and address of the sole director of the Surviving Company immediately prior to the Merger are as follows:

NAME	ADDRESS
Percy HUNG	4D Fook Chak House, Tung Fai Gardens, 17 Po Yan Street, Hong Kong.

The name and address of the sole director of the Surviving Company immediately following the Merger will be as follows:

NAME	ADDRESS
Percy HUNG	4D Fook Chak House, Tung Fai Gardens, 17 Po Yan Street, Hong Kong.

RIGHT OF TERMINATION

16	At any time prior to the Effective Time, this Plan of Merger may be terminated or amended by the board of directors of both the Surviving Company and the Merging Company pursuant to the terms and conditions of the Merger Agreement and section 235(1) of the Companies Act.

AMENDMENTS

17	At any time prior to the Effective Time, this Plan of Merger may be amended by the board of directors of both the Merging Company and the Surviving Company in accordance with the terms and conditions of the Merger Agreement and section 235(1) of the Companies Act, including to effect any other changes to this Plan of Merger which the respective directors of both the Merging Company and the Surviving Company deem advisable, provided, that such changes do not materially adversely affect any rights of the shareholders of the Merging Company or the Surviving Company, as determined by the directors of both the Merging Company and the Surviving Company, respectively.

APPROVAL AND AUTHORIZATION

18	This Plan of Merger has been approved by the directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Companies Act.

19	This Plan of Merger has been authorized by the shareholders of each of the Surviving Company and the Merging Company by way of a special resolution pursuant to Section 233(6) of the Companies Act.

COUNTERPARTS

20	This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

21	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands. The Constituent Companies hereby agree to submit any dispute arising from this Plan of Merger to the exclusive jurisdiction of the courts of the Cayman Islands.

[signature page follows]

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

Merging Company Signed for and on behalf of Coders Merger Sub Limited

Name:	[●]
Title:	[●]
Surviving Company Signed for and on behalf of Choco Up Group Holdings Limited

Name:	Percy HUNG
Title:	Sole Director
Signed for and on behalf of Plutus Financial Group Limited

Name:	[●]
Title:	[●]

ANNEXURE A

AGREEMENT AND PLAN OF MERGER

ANNEXURE B

Memorandum and Articles

of Association

of the Surviving Company

ANNEX C

A&R MAA

Annex c

THE COMPANIES ACT (2025 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

CHOCO UP INTERNATIONAL HOLDINGS LIMITED

(adopted by a Special Resolution passed on [             ] and effective [     ] 2025)

1.	The name of the Company is CHOCO UP INTERNATIONAL HOLDINGS LIMITED.

2.	The registered office of the Company shall be at the offices of Quality Corporate Services Ltd., Suite 102, Cannon Place, P.O. Box 712, North Sound Rd., George Town, Grand Cayman, KY1-9006 Cayman Islands or at such other place as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (2025 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

5.	The authorized share capital of the Company is US$30,000 divided into 300,000,000 shares of a par value of US$0.0001 each, comprising of (i) 265,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 35,000,000 Class B Ordinary Shares of a par value of US$0.0001 each. The Company has the power to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Act (2025 Revision) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

6.	The Company has the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7.	Capitalized terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

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THE COMPANIES ACT (2025 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

CHOCO UP INTERNATIONAL HOLDINGS LIMITED

(adopted by a Special Resolution passed on [         ] and effective [   ] 2025)

INTERPRETATION

1.	In these Articles, Table A in the Schedule in the Companies Act does not apply and unless otherwise defined, the defined terms shall have the meanings assigned to them as follows:

“Affiliate”	in respect of a person, any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” in this definition shall mean the ownership, directly or indirectly, of shares possessing more than fifty percent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“Articles”	these Articles of Association of the Company as altered or added to, from time to time;

“Board” or “Board of Directors”	the board of Directors for the time being of the Company;

“Business Day”	a day (excluding Saturdays or Sundays), on which banks in Hong Kong, Beijing and New York are open for general banking business throughout their normal business hours;

“Chairman”	the Chairman appointed pursuant to Article 90;

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“Class A Ordinary Share”	an Ordinary Share of a par value of US$0.0001 in the capital of the Company, designated as a Class A Ordinary Share and having the rights provided for in these Articles;

“Class B Ordinary Share”	an Ordinary Share of a par value of US$0.0001 in the capital of the Company, designated as a Class B Ordinary Share and having the rights provided for in these Articles;

“Commission”	Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Companies Act”	the Companies Act (2025 Revision) of the Cayman Islands and any statutory amendment or re-enactment thereof. Where any provision of the Companies Act is referred to, the reference is to that provision as amended by any law for the time being in force;

“Company”	CHOCO UP INTERNATIONAL HOLDINGS LIMITED, a Cayman Islands exempted company limited by shares;

“Company’s Website”	the website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of Class A Ordinary Shares, or which has otherwise been notified to Members;

“Communication Facilities”	technology (including without limitation video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities) by means of which all natural persons participating in a meeting are capable of participating;

“Designated Stock Exchange”	the Global Market of The Nasdaq Stock Market, The New York Stock Exchange or any other internationally recognized stock exchange where the Company’s securities are traded;

“Directors”	the directors of the Company for the time being, or as the case may be, the Directors assembled as a Board or as a committee thereof;

“electronic”	the meaning given to it in the Electronic Transactions Act;

“electronic communication”	electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Record”	has the same meaning as in the Electronic Transactions Act;

“Electronic Transactions Act”	the Electronic Transactions Act (2003 Revision) of the Cayman Islands and any statutory amendment or re-enactment thereof. Where any provision of the Electronic Transactions Act is referred to, the reference is to that provision as amended by any law for the time being in force;

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“in writing”	includes writing, printing, lithograph, photograph, type-writing and every other mode of representing words or figures in a legible and non-transitory form and, only where used in connection with a notice served by the Company on Members or other persons entitled to receive notices hereunder, shall also include a record maintained in an electronic medium which is accessible in visible form so as to be useable for subsequent reference;

“Member”	the meaning given to it in the Companies Act;

“Memorandum of Association”	the Memorandum of Association of the Company, as amended and re-stated from time to time;

“month”	calendar month;

“Ordinary Resolution”

a resolution:

(a) passed by a simple majority of votes cast by such Members as, being entitled to do so, vote in person or, in the case of any Member being an organization, by its duly authorized representative or, where proxies are allowed, by proxy at a general meeting of the Company; or

(b) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments if more than one, is executed;

“paid up”	paid up as to the par value and any premium payable in respect of the issue of any shares and includes credited as paid up;

“Register of Members”	the register to be kept by the Company in accordance with the Companies Act;

“seal”	the Common Seal of the Company (if adopted) including any facsimile thereof;

“Securities Act”	the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“share”	any share in the capital of the Company and includes a fraction of a share;

“signed”	includes a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

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“Special Resolution”	the meaning given to it in the Companies Act and includes a written resolution;

“Statutes”	the Companies Act and every other laws and regulations of the Cayman Islands for the time being in force concerning companies and affecting the Company;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;

“Virtual Meeting”	any general meeting of the Members (or any meeting of the holders of any class of Shares) at which the Members (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate at that meeting solely by means of Communication Facilities (and, for the avoidance of doubt, any such Member (including any duly appointed proxy or power of attorney of that aforementioned Member) or other permitted participant attending such meeting by way of Communication Facilities shall be deemed present);

“year”	calendar year.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender;

(c)	words importing persons only shall include companies or associations or bodies of persons, whether corporate or not;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“may” shall be construed as permissive and “shall” shall be construed as imperative;

(f)	a reference to a dollar or dollars (or $) is a reference to dollars of the United States;

(g)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(h)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(i)	the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

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(j)	headings are inserted for reference only and shall be ignored in construing the Articles;

(k)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(l)	any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(m)	Section 8 and 19(3) of the Electronic Transactions Act shall not reply;

(n)	the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect;

(o)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share;.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.	The registered office of the Company shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

ISSUE OF SHARES

6.	Subject to the provisions, if any, in the Memorandum of Association, these Articles and to any direction that may be given by the Company in a general meeting, the Directors may, in their absolute discretion and without approval of the existing Members, issue shares, grant rights over existing shares or issue other securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the shares held by existing Members, at such times and on such other terms as they think proper. The Company shall not issue shares in bearer form.

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7.	The Directors may provide, out of the unissued shares, for series of preferred shares. Before any preferred shares of any such series are issued, the Directors shall fix, by resolution or resolutions, the following provisions of the preferred shares thereof:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of preferred shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	the amount or amounts payable upon preferred shares of such series upon, and the rights of the holders of such series in, a voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Company;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof.

Without limiting the foregoing and subject to Article 90, the voting powers of any series of preferred shares may include the right, in the circumstances specified in the resolution or resolutions providing for the issuance of such preferred shares, to elect one or more Directors who shall serve for such term and have such voting powers as shall be stated in the resolution or resolutions providing for the issuance of such preferred shares. The term of office and voting powers of any Director elected in the manner provided in the immediately preceding sentence of this Article 7 may be greater than or less than those of any other Director or class of Directors.

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8.	The powers, preferences and relative, participating, optional and other special rights of each series of preferred shares, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. All shares of any one series of preferred shares shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

9.	Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to thirty (30) votes on all matters subject to vote at general meetings of the Company.

10.	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares.

11.	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective (i) in the case of any conversion effected pursuant to Article 10, forthwith upon the receipt by the Company of the written notice delivered to the Company as described in Article 10 (or at such later date as may be specified in such notice), or (ii) in the case of any automatic conversion effected pursuant to Article 12, forthwith upon occurrence of the event specified in Article 12 which triggers such automatic conversion, and the Company shall make entries in the Register of Members to record the re-designation of the relevant Class B Ordinary Shares as Class A Ordinary Shares at the relevant time.

12.	Any number of Class B Ordinary Shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A Ordinary Shares upon the occurrence of any of the following:

(a)	any direct or indirect sale, transfer, assignment or disposition of such number of Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person that is neither an Affiliate of such holder nor another holder of Class B Ordinary Shares or an Affiliate of such another holder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (a) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party, which is neither an Affiliate of such holder nor another holder of Class B Ordinary Shares or an Affiliate of such another holder, holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares; or

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(b)	any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person that is neither an Affiliate of such holder nor another holder of Class B Ordinary Shares or an Affiliate of such another holder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class B Ordinary Shares that is an entity to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (b) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party, which is neither an Affiliate of such holder nor another holder of Class B Ordinary Shares or an Affiliate of such another holder, holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets.

13.	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

14.	Save and except for voting rights and conversion rights as set out in Articles 9 to 13 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

REGISTER OF MEMBERS AND SHARE CERTIFICATES

15.	The Company shall maintain a Register of its Members and a Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates (if any) shall specify the share or shares held by that person and the amount paid up thereon, provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all. All certificates for shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the register.

16.	All share certificates shall bear legends required under the applicable laws, including the Securities Act.

17.	Any two or more certificates representing shares of any one class held by any Member may at the Member’s request be cancelled and a single new certificate for such shares issued in lieu on payment (if the Directors shall so require) of US$1.00 or such smaller sum as the Directors shall determine.

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18.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the relevant Member upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

19.	In the event that shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

TRANSFER OF SHARES

20.	(a)	Shares are transferable subject to the approval of the Board or the written consent of a Director authorized by the Board in writing to approve share transfers and the Board may, in its sole discretion, decline to register any transfer of any share which is not fully paid up or on which the Company has a lien.

(b)	The Directors may also decline to register any transfer of any share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one class of shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

(v)	the shares conceded are free of any lien in favor of us; or

(vi)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board may from time to time require, is paid to the Company in respect thereof.

(c)	If the Directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

21.	The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as the Board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

22.	The instrument of transfer of any share shall be in writing and executed by or on behalf of the transferor (and if the Directors so require, signed by the transferee). The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members.

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23.	All instruments of transfer that shall be registered shall be retained by the Company.

REDEMPTION AND PURCHASE OF OWN SHARES

24.	Subject to the provisions of the Companies Act the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the Shares.

25.	Subject to the provisions of the Companies Act, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

26.	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

27.	The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

28.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

29.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

VARIATION OF RIGHTS ATTACHING TO SHARES

30.	If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class.

31.	The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one class or series of shares except the following:

(a)	separate general meetings of the holders of a class or series of shares may be called only by (i) the Chairman of the Board, or (ii) a majority of the entire Board of Directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series). Nothing in this Article 31 or Article 30 shall be deemed to give any Member or Members the right to call a class or series meeting.

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(b)	the necessary quorum shall be one or more persons holding or representing by proxy at least one-third of the issued shares of the class or series and that any holder of shares of the class or series present in person or by proxy may demand a poll.

32.	The rights conferred upon the holders of the shares of any class or series shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking in priority thereto or pari passu therewith.

COMMISSION ON SALE OF SHARES

33.	The Company may in so far as the Statutes from time to time permit pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

NON-RECOGNITION OF TRUSTS

34.	No person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future, or partial interest in any share, or any interest in any fractional part of a share, or (except only as is otherwise provided by these Articles or the Statutes) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

35.	The Company shall have a first and paramount lien and charge on all shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such share shall operate as a waiver of the Company’s lien (if any) thereon. The Company’s lien (if any) on a share shall extend to all dividends or other monies payable in respect thereof.

36.	The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 calendar days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the persons entitled thereto by reason of his death or bankruptcy.

37.	For giving effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

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38.	The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

39.	Subject to the terms of allotment, the Directors may from time to time make calls upon the Members in respect of any money unpaid on their shares, and each Member shall (subject to receiving at least 14 calendar days notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on his shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

40.	The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.

41.	If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

42.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the amount of the share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

43.	The Directors may make arrangements on the issue of shares for a difference between the Members, or the particular shares, in the amount of calls to be paid and in the times of payment.

44.	The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the monies uncalled and unpaid upon any shares held by him, and upon all or any of the monies so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Member paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

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FORFEITURE OF SHARES

45.	If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of such much of the call or instalment as is unpaid, together with any interest which may have accrued.

46.	The notice shall name a further day (not earlier than the expiration of 14 calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

47.	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

48.	A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

49.	A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company receives payment in full of the fully paid up amount of the shares.

50.	A certificate in writing under the hand of a Director of the Company, which certifies that a share has been forfeited on a date stated in the certificate, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share or any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

51.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a share becomes due and payable, whether on account of the amount of the share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

REGISTRATION OF EMPOWERING INSTRUMENTS

52.	The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

TRANSMISSION OF SHARES

53.	The legal personal representative of a deceased sole holder of a share shall be the only person recognised by the Company as having any title to the share. In the case of a share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only person recognised by the Company as having any title to the share.

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54.	Any person becoming entitled to a share in consequence of the death or bankruptcy of a Member shall upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a Member in respect of the share or, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made. If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

55.	A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 90 calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

ALTERATION OF CAPITAL

56.	The Company may by Ordinary Resolution:

(a)	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

(b)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c)	sub-divide its existing shares or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

(d)	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

57.	Subject to the provisions of the Statutes and these Articles as regards to the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

58.	All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

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CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

59.	For the purpose of determining those Members that are entitled to receive notice of, attend or vote at any meeting of Members or any adjournment thereof, or those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case 30 calendar days. If the Register of Members shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members such register shall be so closed for at least 10 calendar days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

60.	In lieu of or apart from closing the Register of Members, the Directors may fix in advance a date as the record date for any such determination of those Members that are entitled to receive notice of, attend or vote at a meeting of the Members and for the purpose of determining those Members that are entitled to receive payment of any dividend, the Directors may, at or within 90 calendar days prior to the date of declaration of such dividend fix a subsequent date as the record date of such determination.

61.	If the Register of Members is not so closed and no record date is fixed for the determination of those Members entitled to receive notice of, attend or vote at a meeting of Members or those Members that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of those Members that are entitled to receive notice of, attend or vote at a meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof.

GENERAL MEETINGS

62.	All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.

63.	(a)	The Company may hold an annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place (including as a Virtual Meeting) as the Directors shall determine.

(b)	At these meetings the report of the Directors (if any) shall be presented.

64.	(a)	The Chairman or the Directors may call general meetings, and they shall on a Members requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)	A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than one-third of the share capital of the Company as at that date carries the right of voting at general meetings of the Company.

(c)	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the principal place of business of the Company (with a copy forwarded to the registered office), and may consist of several documents in like form each signed by one or more requisitionists.

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(d)	If the Directors do not within 21 calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 calendar days, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the second said 21 calendar days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

65.	At least seven calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place (and, if convened as a Virtual Meeting (or a meeting at which attendees can attend either via Communication Facilities or physically), the Communication Facilities that will be used, including the procedures to be followed by attendees), the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting by a majority of the Members (or their proxies) having a right to attend and vote at the meeting together holding not less than ninety five percent of the total voting rights, on all the matters to be considered at such meeting and the presence of a Member at the meeting shall constitute that Member’s agreement in relation to all the Shares which that Member holds.

66.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Member shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

67.	No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. One or more Members holding not less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes.

68.	If provided for by the Company, a person may participate at a general meeting by conference telephone, Communication Facilities (in the context of a Virtual Meeting or otherwise permitted by the Board), or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

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69.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Members present shall be a quorum.

70.	The Chairman of the Board of Directors shall preside as chairman at every general meeting of the Company.

71.	If at any meeting the Chairman of the Board of Directors is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Directors present shall elect one of their members to be chairman of the meeting, or, if no Director is so elected and willing to be chairman of the meeting, the Members present shall choose a chairman of the meeting.

72.	The chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 10 calendar days or more, not less than 7 Business Days’ notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

73.	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or by one or more Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy entitled to vote, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

74.	If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

75.	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

76.	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

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VOTES OF MEMBERS

77.	Subject to any rights and restrictions for the time being attached to any class or classes of shares, on a show of hands every Member present at the meeting shall, at a general meeting of the Company, each have one (1) vote and on a poll every Member present at the meeting shall have one (1) vote for each Class A Ordinary Share registered in his name in the Register of Members and ten (10) votes for each Class B Ordinary Share registered in his name in the Register of Members.

78.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

79.	A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, or other person in the nature of a committee appointed by that court, and any such committee or other person, may on a poll, vote by proxy.

80.	No Member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

81.	On a poll, votes may be given either personally or by proxy.

82.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Member of the Company.

83.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

84.	The instrument appointing a proxy shall be deposited at the registered office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any Director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the registered office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

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85.	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETING

86.	Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

DEPOSITARY AND CLEARING HOUSES

87.	If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders of the Company provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation, including the right to vote individually on a show of hands.

SHARES THAT MAY NOT BE VOTED

88.	Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

CLEARING HOUSES

89.	If a clearing house (or its nominee) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Members of the Company provided that, if more than one person is so authorized, the authorisation shall specify the number and class of shares in respect of which each such person is so authorized. A person so authorized pursuant to this provision shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual Member of the Company holding the number and class of shares specified in such authorisation.

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DIRECTORS

90.	Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than one or more than ten Directors. The Directors shall be elected or appointed in the first place by the subscribers to the Memorandum of Association or by a majority of them and thereafter by the Members at general meeting.

(a)	Each Director shall hold office until the expiration of his term and until his successor shall have been elected and qualified.

(b)	The Board of Directors shall have a Chairman (the “Chairman”) elected and appointed by a majority of the Directors then in office. The Directors may also elect a Co-Chairman or a Vice-Chairman of the Board of Directors (the “Co-Chairman”). The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors, the Co-Chairman, or in his absence, the attending Directors may choose one Director to be the chairman of the meeting. The Chairman’s voting right as to the matters to be decided by the Board of Directors shall be the same as other Directors.

(c)	The Company may by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy on the Board or as an addition to the existing Board.

(d)	The Directors by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, or the sole remaining Director, shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board, subject to the Company’s compliance with director nomination procedures required under applicable corporate governance rules of the Designated Stock Exchange, as long as the Company’s securities are traded on the Designated Stock Exchange.

91.	Subject to Article 90, a Director may be removed from office by Ordinary Resolution or by the Board at any time before the expiration of his term (except with regard to the removal of the Chairman, who may only be removed from office by Special Resolution).

92.	A vacancy on the Board created by the removal of a Director under the provisions of Article 90 above may be filled by the election or appointment by Ordinary Resolution at the meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

93.	The Board may, from time to time, and except as required by applicable law or the listing rules of the Designated Stock Exchange where the Company’s securities are traded, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

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94.	A Director shall not be required to hold any shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and all classes of shares of the Company.

DIRECTORS’ FEES AND EXPENSES

95.	The Directors may receive such remuneration as the Board may from time to time determine. The Directors may be entitled to be repaid all travelling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

96.	Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

ALTERNATE DIRECTOR

97.	Any Director may in writing appoint another person to be his alternate to act in his place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote thereat as a Director when the person appointing him is not personally present and, where he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director and shall not be deemed to be the agent of the Director appointing him. An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

98.	Any Director may appoint any person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

99.	Subject to the provisions of the Companies Act, these Articles and to any resolutions made in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution made by the Company in a general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been made.

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100.	Subject to these Articles, the Directors may from time to time appoint any person, whether or not a Director of the Company, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the office of the Chief Executive Officer, Chief Operating Officer, Chief Technology Officer, Chief Financial Officer, one or more Vice Presidents, Manager or Controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. The Directors may also appoint one or more of their body (but not an alternate Director) to the office of Managing Director upon like terms, but any such appointment shall ipso facto determine if any Managing Director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

101.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

102.	The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretion vested in him.

103.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

104.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any of the aforesaid.

105.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

106.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretions for the time being vested to them.

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107.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION OF DIRECTORS

108.	Notwithstanding anything in these Articles, the office of Director shall be vacated, if the Director:

(a)	dies, becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company; or

(d)	shall be removed from office pursuant to Articles 90 or 91 or the Statutes.

PROCEEDINGS OF DIRECTORS

109.	The Directors may meet together (whether within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit.

110.	A Board meeting may be called by a Director by giving notice in writing to the Board specifying a date, time and agenda for such meeting. The Board shall upon receipt of such notice give a copy of such notice of such meeting to all Directors and their respective alternates (if any).

111.	(a)	At least one (1) Business Day notice shall be given to all Directors and their respective alternates (if any) for a Board meeting, provided that such notice period may be reduced or waived with the consent of all the Directors or their respective alternates (if any).

(b)	An agenda identifying in reasonable detail the issues to be considered by the Directors at any such meeting and copies (in printed or electronic form) of any relevant papers to be discussed at the meeting together with all relevant information shall be provided to and received by all Directors and their alternates (if any) at least one (1) Business Day prior to the date for such meeting. The agenda for each meeting shall include any matter submitted to the Company by any Director at least one (1) Business Day prior to the date for such meeting.

(c)	Unless approved by all Directors (whether or not present or represented at such meeting), matters not set out in the agenda need not be considered at a Board meeting.

112.	A Director or Directors may participate in any meeting of the Board of Directors, or of any committee appointed by the Board of Directors of which such Director or Directors are members, by means of conference telephone, video conference or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

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113.	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be a majority of the Directors then in office, including the Chairman; provided, however, a quorum shall nevertheless exist at a meeting at which a quorum would exist but for the fact that the Chairman is voluntarily absent from the meeting and notifies the Board of his or her decision to be absent from that meeting, before or at the meeting. Provided also that a Director and his appointed alternate Director shall be considered only one person for this purpose.

114.	If a quorum is not present at a Board meeting within thirty (30) minutes following the time appointed for such Board meeting, the relevant meeting shall be adjourned for a period of at least three (3) Business Days and the Directors present shall constitute a quorum at such adjourned meeting (provided that such Directors present include the Chairman in their number). A meeting of the Directors at which a quorum is present when the meeting proceeds to business shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

115.	Questions arising at any meeting of the Directors shall be decided by a majority of votes and each Director shall be entitled to one (1) vote in deciding matters deliberated at any meeting of the Directors.

116.	In case of equality of votes, the Chairman shall have a second or casting vote.

117.	A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

118.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

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119.	Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

120.	The Directors shall cause minutes to be made by electronic means or in books or loose-leaf folders provided for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

121.	When the chairman of a meeting of the Directors signs the minutes of such meeting, the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

122.	A resolution signed by all the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted and when signed, a resolution may consist of several documents each signed by one or more of the Directors.

123.	The continuing Directors may act, notwithstanding any vacancy in their body, but if their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, then the continuing Directors may act only to increase the number or to summon a general meeting of the Company, but for no other purpose.

124.	A committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

125.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

126.	All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

127.	A Director who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

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DIRECTORS’ INTERESTS

128.	(a)	A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

(b)	A Director or alternate Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

(c)	A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

(d)	No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

(e)	A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

129.	Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

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130.	Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

131.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit.

132.	Any dividend may be paid by cheque or wire transfer to the registered address of the Member or person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the Member or person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled, or such joint holders as the case may be, may direct.

133.	The Directors when paying dividends to the Members in accordance with the foregoing provisions may make such payment either in cash or in specie.

134.	No dividend shall be paid otherwise than out of profits or, subject to the restrictions of the Companies Act, the share premium account.

135.	Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid or credited as fully paid on the shares, but if and so long as nothing is paid up on any of the shares in the Company dividends may be declared and paid according to the amounts of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share.

136.	If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other monies payable on or in respect of the share.

137.	No dividend shall bear interest against the Company.

138.	Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

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CAPITALISATION

139.	The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

BOOK OF ACCOUNTS

140.	The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

141.	The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statutes or authorised by the Directors or by the Company in general meeting.

142.	The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

143.	Subject to the requirements of applicable law and the listing rules of the Designated Stock Exchange, the accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Company by Ordinary Resolution or failing any such determination by the Directors or failing any determination as aforesaid shall not be audited.

ANNUAL RETURNS AND FILINGS

144.	The Board shall make the requisite annual returns and any other requisite filings in accordance with the Companies Act.

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AUDIT

145.	The Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

146.	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

147.	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next special meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any time during their term of office, upon request of the Directors at any general meeting of the Members.

THE SEAL

148.	The Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of any one or more persons as the Directors may appoint for the purpose and every person as aforesaid shall sign every instrument to which the Seal of the Company is so affixed in their presence.

149.	The Company may maintain a facsimile of its Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such person or persons as the Directors shall for this purpose appoint, and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal of the Company is so affixed in their presence .

150.	Notwithstanding the foregoing, a Director shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

OFFICERS

151.	Subject to Article 97, the Company may have a Chief Executive Officer, Chief Operating Officer, Chief Technology Officer, Chief Financial Officer, one or more Vice Presidents, Manager or Controller, appointed by the Directors. The Directors may also from time to time appoint such other officers as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors from time to time subscribe.

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CAPITALISATION OF PROFITS

152.	Subject to the Companies Act and these Articles, the Board may, with the authority of an Ordinary Resolution:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Members in proportion to the nominal amount of shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on shares held by them respectively; or

(ii)	paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to Members credited as fully paid;

(c)	make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the Board may deal with the fractions as it thinks fit;

(d)	authorise a person to enter (on behalf of all the Members concerned) an agreement with the Company providing for either:

(i)	the allotment to the Members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Members (by the application of their respective operations of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares, an agreement made under the authority being effective and binding on all those Members; and

(e)	generally do all acts and things required to give effect to the resolution.

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NOTICES

153.	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the person entitled to give notice to any Member either personally, by facsimile or by sending it through the post in a prepaid letter or via a recognised courier service, fees prepaid, addressed to the Member at his address as appearing in the Register of Members or, to the extent permitted by all applicable laws and regulations, by electronic means by transmitting it to any electronic number or address or website supplied by the Member to the Company or by placing it on the Company’s Website. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

154.	Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

155.	Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

156.	Any notice or other document, if served by:

(a)	post, service of the notice shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted (in proving such service it shall be sufficient to prove that the letter containing the notice or document was properly addressed and duly posted);

(b)	cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(c)	recognised courier service, service of the notice shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service and in proving such service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly delivered to the courier;

(d)	e-mail, service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; or

(e)	Company’s Website, service of the notice shall be deemed to be effected upon the time of its placement on the Company’s Website.

157.	Any notice or document delivered or sent to any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

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158.	Notice of every general meeting shall be given to:

(a)	all Members who have supplied to the Company an address for the giving of notices to them;

(b)	every person entitled to a share in consequence of the death or bankruptcy of a Member, who but for his death or bankruptcy would be entitled to receive notice of the meeting; and

(c)	each Director and Alternate Director.

No other person shall be entitled to receive notices of general meetings.

INFORMATION

159.	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

160.	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its members including, without limitation, information contained in the Register of Members and transfer books of the Company.

INDEMNITY

161.	Every Director and officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former officer of the Company (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

162.	The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

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163.	The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

FINANCIAL YEAR

164.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each year and shall begin on January 1st in each year.

WINDING UP

165.	If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)	if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)	if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

166.	If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statutes, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND
NAME OF COMPANY

167.	The Company may at any time and from time to time by Special Resolution alter or amend these Articles or the Memorandum of Association of the Company, in whole or in part, or change the name of the Company.

REGISTRATION BY WAY OF CONTINUATION

168.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

Mergers and Consolidations

169.	The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Companies Act) upon such terms as the Directors may determine and (to the extent required by the Companies Act) with the approval of a Special Resolution.

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ANNEX D

Voting Agreement

Execution Version

PLUTUS VOTING AGREEMENT

This Voting Agreement (as may be amended, supplemented, modified and varied from time to time in accordance with the terms herein, this “Agreement”) is made as of July 9, 2025 by and among Plutus Financial Group Limited, a Cayman Islands exempted company (“Plutus”), Choco Up Group Holdings Limited, a Cayman Islands exempted company (“Choco Up”), and the undersigned Plutus shareholders (the “Plutus Shareholders” and each a “Plutus Shareholder”).

WHEREAS, in anticipation of the Merger (as defined below), Plutus intends to incorporate a Cayman Islands exempted company limited by shares to be named “Coders Merger Sub Limited” as a direct, wholly owned subsidiary of Plutus (“Merger Sub”) as soon as reasonably practicable after the date of the Merger Agreement (as defined below) but prior to the Closing. Plutus shall cause Merger Sub to execute and deliver a joinder, pursuant to which Merger Sub will accede to the terms of the Merger Agreement and join as party to the Merger Agreement;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Plutus and Choco Up are entering into an Agreement and Plan of Merger (as the same may be amended, supplemented, modified and varied from time to time in accordance with the terms therein, the “Merger Agreement”), pursuant to which, at the Closing, Merger Sub shall be merged with and into Choco Up, with Choco Up surviving as a direct wholly owned subsidiary of Plutus (the “Merger”); and

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Definitions. As used herein the term “Voting Shares” shall mean all securities of Plutus beneficially owned (as such term is defined in Rule13d-3 under the Exchange Act, excluding any shares underlying unexercised options or warrants, but including any shares acquired upon exercise of such options or warrants) (“Beneficially Owned” or “Beneficial Ownership”) by any Plutus Shareholder, including any and all securities of Plutus acquired and held in such capacity subsequent to the date hereof (“Additional Securities”). Capitalized terms used and not defined herein shall have the respective meanings assigned to them in the Merger Agreement.

Section 2. Representations and Warranties of the Voting Parties. Each Plutus Shareholder on its own behalf hereby represents and warrants to the other parties hereto, severally and not jointly, with respect to such Plutus Shareholder and such Plutus Shareholder’s Beneficial Ownership of its Voting Shares set forth on Annex A as follows:

(a) Organization and Standing. If such Plutus Shareholder is a legal entity, such Plutus Shareholder has been duly organized and is validly existing and in good standing under the laws of the place of its incorporation or establishment and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. If such Plutus Shareholder is a legal entity, such Plutus Shareholder is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except as would not reasonably be expected to prevent or delay the consummation of the Transactions (including the Merger) or to impair such Plutus Shareholder’s ability to fulfill its obligations under this Agreement in any material respect.

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(b) Authority. If such Plutus Shareholder is a legal entity, such Plutus Shareholder has all requisite power and authority to enter into this Agreement, to perform fully such Plutus Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby. If such Plutus Shareholder is a natural person, such Plutus Shareholder has the legal capacity to enter into this Agreement. If such Plutus Shareholder is a legal entity, this Agreement has been duly authorized, executed and delivered by such Plutus Shareholder. This Agreement constitutes a valid and binding obligation of such Plutus Shareholder enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by principles governing the availability of equitable remedies.

(c) No Consent. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other Person on the part of such Plutus Shareholder is required in connection with the execution, delivery and performance of this Agreement, except as would not reasonably be expected to prevent or delay the consummation of the Transactions (including the Merger) or to impair such Plutus Shareholder’s ability to fulfill its obligations under this Agreement in any material respect. If such Plutus Shareholder is a natural person, no consent of such Plutus Shareholder’s spouse or creditor is necessary under any “community property” or other laws for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. If such Plutus Shareholder is a trust, no consent of any beneficiary is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(d) No Conflicts. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will (i) violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of such Plutus Shareholder’s organizational documents, (ii) violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) (or give rise to any right of termination, cancellation, acceleration or loss of right) under any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation or any other Legal Requirement applicable to such Plutus Shareholder or to such Plutus Shareholder’s property or assets (including the Voting Shares) or (iii) result in the creation of any Lien upon any of the properties or assets of such Plutus Shareholder, except in each case of (ii) and (iii), as would not reasonably be expected to prevent or delay the consummation of the Transactions (including the Merger) or to impair such Plutus Shareholder’s ability to fulfill its obligations under this Agreement in any material respect.

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(e) Ownership of Shares. Such Plutus Shareholder (i) Beneficially Owns its Voting Shares free and clear of all Liens and (ii) has the sole power to vote or caused to be voted its Voting Shares, other than Liens pursuant to this Agreement, the memorandum and articles of association of Plutus as in effect on the date hereof (the “M&A”) or applicable federal or state securities laws. Except pursuant hereto and pursuant to the M&A, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which such Plutus Shareholder is a party relating to the pledge, acquisition, disposition, transfer or voting of its Voting Shares and there are no proxies, voting trusts or any other agreements with respect to the voting of such Voting Shares; except in the case of such Plutus Shareholder that is a limited partnership, any organizational documents of such limited partnership and agreements between the limited partnership and its partners, in each case, that does not affect its Beneficial Ownership of its Voting Shares or its ability to vote or caused to be voted its Voting Shares. Such Plutus Shareholder does not Beneficially Own any equity securities of Plutus or any options, warrants or other rights to acquire any additional equity securities of Plutus or any security exchangeable or exercisable for or convertible into equity securities of Plutus, other than as set forth on Annex A.

(f) No Litigation. There is no Legal Proceeding pending against, or, to the knowledge of such Plutus Shareholder, threatened against, such Plutus Shareholder or any of such Plutus Shareholder’s properties or assets (including the Voting Shares of such Plutus Shareholder), that would reasonably be expected to prevent, delay or impair the ability of such Plutus Shareholder to perform such Plutus Shareholder’s obligations hereunder or to consummate the transactions contemplated by this Agreement.

(g) Reliance. Such Plutus Shareholder has had the opportunity to review the Transaction Agreement and this Agreement with counsel of such Plutus Shareholder’s own choosing. Such Plutus Shareholder understands and acknowledges that Choco Up is entering into the Transaction Agreement to which Choco Up is a party in reliance upon such Plutus Shareholder’s execution, delivery and performance of this Agreement.

Section 3. Agreement to Vote Shares; Further Assurances.

(a) Each Plutus Shareholder agrees during the term of this Agreement that, at any annual or extraordinary general meeting of the shareholders of Plutus and at any other meeting of the shareholders of Plutus, however called, including any adjournment, recess or postponement thereof, in connection with any written consent of the shareholders of Plutus and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of Plutus is sought, it shall, and shall cause any holder of record of the Voting Shares he, she or it Beneficially Owns to, in each case to the extent that such Voting Shares are entitled to vote thereon or consent:

(i)	appear at each such meeting or otherwise cause all of its Voting Shares to be counted as present thereat in accordance with procedures applicable to such meeting so as to ensure such Plutus Shareholder is duly counted for purposes of calculating a quorum and for purposes of recording the result of any applicable vote or consent and respond to each request by Plutus for written consent, if any; and

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(ii)	to vote or cause to be voted the Voting Shares he, she or it Beneficially Owns, or deliver, or cause to be delivered, a written consent covering all such Voting Shares (i) in favor of the Plutus Shareholder Matters (as defined in the Merger Agreement) and any proposal to adjourn or postpone such meeting of shareholders of Plutus to a later date if there are not sufficient votes to approve Transactions (including the Merger) and (ii) against (A) any proposal or offer from any Person (other than Choco Up or any of its Affiliates) concerning an Plutus Business Combination (as defined in the Merger Agreement); (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Plutus under the Merger Agreement; and (C) except as contemplated by this Agreement and the other Transaction Agreements, any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transactions (including the Merger) or the fulfillment of Plutus’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of Plutus (including any amendments to its Governing Documents), including, without limitation, any action that would require the consent of Choco Up pursuant to the Merger Agreement, except if approved in writing by Choco Up. The obligations of each Plutus Shareholder specified in this Section 3 shall apply whether or not the Board of Directors of Plutus shall have effected a Change in Recommendation (as defined in the Merger Agreement).

(b) During the period commencing on the date hereof and continuing until the termination of this Agreement in accordance with its terms, each Plutus Shareholder further irrevocably and unconditionally agrees that it shall not, shall cause its Affiliates not to and shall cause the Representatives of it and its Affiliates (to the extent such Representatives are acting on such Plutus Shareholder or its Affiliates’ behalf) (subject to, in the case of a Representative who is a director of Plutus or any of its Subsidiaries and solely in such Representative’s capacity as a director, his or her fiduciary duties) not to, directly or indirectly, either alone or with or through any authorized Representatives, (i) make a Competing Proposal or solicit, encourage, recommend, facilitate or join with, invite, or knowingly take any other actions with the intent to induce any other person to be involved in the making of a Competing Proposal, (ii) provide any information to any third party with a view to such third party or any other person pursuing or considering to pursue a Competing Proposal, (iii) finance or offer to finance any Competing Proposal, including by offering any equity or debt financing, or contribution of any Voting Shares Beneficially Owns by it or provision of a voting agreement, in support of any Competing Proposal, (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything that is directly inconsistent with the provisions of this Agreement or the transactions contemplated hereby, (v) take any action that would reasonably be expected to have the effect of preventing, disabling or delaying such Plutus Shareholder from performing its obligations under this Agreement, or (vi) solicit, encourage or facilitate, or induce or enter into any negotiation, discussion, agreement, arrangement or understanding (whether or not in writing and whether or not legally binding) with any person (other than Choco Up and their Affiliates) regarding, a Competing Proposal or any of the matters described in Section 3(a) or this Section 3(b).

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(c) Each Plutus Shareholder shall, and shall cause its Affiliates and the Representatives of it and its Affiliates (to the extent such Representatives are acting on such Plutus Shareholder or its Affiliates’ behalf) (subject to, in the case of a Representative who is a director of Plutus or any of its Subsidiaries and solely in such Representative’s capacity as a director, his or her fiduciary duties) to, immediately cease and terminate and cause to be ceased and terminated any existing discussions, conversations, negotiations or other communications or activities with any person that may have been conducted heretofore with respect to a Competing Proposal. From and after the date hereof, each Plutus Shareholder shall promptly (and in any event within twenty-four (24) hours) advise Choco Up of any approach by any person other than Choco Up or its Affiliates to such Plutus Shareholder in connection with a Competing Proposal and provide Choco Up with copies of any such written communication.

(d) From time to time, at the request of Plutus or Choco Up, each Plutus Shareholder shall take all such further actions, as may be reasonably necessary to, in the most expeditious manner reasonably practicable, effect the purposes of this Agreement.

Section 4. Grant of Irrevocable Proxy. Each Plutus Shareholder hereby irrevocably and unconditionally grants a proxy to, and appoints, Choco Up and/or any designee of Choco Up, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and resubstitution, for and in such Plutus Shareholder’s name, place and stead, to vote, act by written consent or execute and deliver a proxy, solely in respect of the matters described in, and in accordance with, Section 3(a), and to vote or grant a written consent with respect to the Voting Shares Beneficially Owns by it as provided in Section 3(a). This irrevocable proxy and power of attorney is given in connection with, and in consideration of, the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Plutus Shareholder under this Agreement. Each Plutus Shareholder hereby affirms that such irrevocable proxy is (i) coupled with an interest and (ii) subject to the last sentence of this Section 4, executed and intended to be irrevocable in accordance with the provisions of the Laws of Hong Kong. Each Plutus Shareholder hereby represents that any and all prior proxies granted and voting undertakings delivered by such Plutus Shareholder with respect to the Voting Shares Beneficially Owns by it to the extent such prior proxies or voting undertakings conflict with or are inconsistent with the proxies granted under this Section 4, if any, have been revoked or substituted by Choco Up and any designee thereof with respect to such Plutus Shareholder’s Voting Shares in connection with the transactions contemplated, and to the extent required, under the Merger Agreement and this Agreement, including the Merger, and no subsequent proxy or voting undertaking shall be given by such Plutus Shareholder (and if given shall be ineffective). Each Plutus Shareholder shall take such further action or execute such other instruments as may be requested by Choco Up in accordance with the relevant provisions of the Laws of Hong Kong or any other Law to effectuate the intent of this proxy. If for any reason the proxy granted herein is not irrevocable, then such Plutus Shareholder agrees to vote its Voting Shares in accordance with Section 3(a) as instructed in writing by Choco Up, or any designee of Choco Up prior to the termination of this Agreement. The parties agree that the foregoing is a voting agreement. The power of attorney granted by each Plutus Shareholder herein is a durable power of attorney and, so long as Choco Up has the interest secured by such power of attorney or the obligations secured by such power of attorney remain undischarged, the power of attorney shall not be revoked by the dissolution, bankruptcy, death or incapacity of such Plutus Shareholder. The proxy and power of attorney granted hereunder shall automatically and without further action by the parties hereto terminate upon the termination of this Agreement in accordance with its terms. Notwithstanding anything to the contrary in this Section 4, this Section 4 and the proxy granted hereunder shall only be effective with respect to an Plutus Shareholder if such Plutus Shareholder fails to perform his or its obligations under Section 3(a) above.

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Section 5. No Voting Trusts or Other Arrangement. Each Plutus Shareholder agrees that during the term of this Agreement, such Plutus Shareholder will not, and will not permit any entity under Plutus Shareholder’s control to, deposit any Voting Shares in a voting trust, grant any proxies with respect to the Voting Shares or subject any of the Voting Shares to any arrangement with respect to the voting of the Voting Shares except as contemplated in this Agreement. Each Plutus Shareholder hereby revokes any and all previous proxies and attorneys in fact with respect to the Voting Shares. Each Plutus Shareholder agrees that during the term of this Agreement, such Plutus Shareholder will not, and will not permit any entity under Plutus Shareholder’s control to, take any action that would make any representation or warranty of such Plutus Shareholder herein untrue or incorrect, or have the effect of delaying or preventing such Plutus Shareholder from performing such Plutus Shareholder’s obligations hereunder.

Section 6. Transfer and Encumbrance. Each Plutus Shareholder agrees that during the term of this Agreement, such Plutus Shareholder will not, directly or indirectly, transfer (including by operation of law), sell, tender, grant, offer, exchange, assign, pledge, charge, create any Lien on, or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), or encumber or create or permit to exist any Lien on (“Transfer”) any of his, her or its Voting Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of his, her or its Voting Shares or such Plutus Shareholder’s voting or economic interest therein. Any attempted Transfer of Voting Shares or any interest therein in violation of this Section 6 shall be null and void. This Section 6 shall not prohibit a Transfer of Voting Shares by any Plutus Shareholder to (a) any investment fund or other entity controlled or managed by or under common management or control with such Plutus Shareholder or affiliates of such Plutus Shareholder, (b) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of such Plutus Shareholder, or (c) if such Plutus Shareholder is a corporation, limited liability company, partnership, trust or other entity, any stockholder, member, partner or trust beneficiary as part of a distribution; provided, however, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, satisfactory in form and substance to Plutus and Choco Up to be bound by all of the terms of this Agreement as a Plutus Shareholder and either such Plutus Shareholder or the transferee provides Choco Up with a copy of such agreement prior to the consummation of any such Transfer. With respect to each Plutus Shareholder, this Agreement and the obligations hereunder shall attach to the Voting Shares Beneficially Owned by such Plutus Shareholder and shall be binding upon any person to which legal or Beneficial Ownership shall pass, whether by operation of law or otherwise, including, the Plutus Shareholder’s successors or assigns. No Plutus Shareholder may request that Plutus or the Plutus’s depositary banks or transfer agent, as applicable, register the Transfer of (book-entry or otherwise) any or all of the Voting Shares of such Plutus Shareholder (whether represented by a certificate or uncertificated), unless such transfer is made in compliance with this Agreement. Notwithstanding any Transfer of Voting Shares, the transferor shall remain liable for the performance of all of the obligations of the Plutus Shareholder under this Agreement.

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Section 7. Additional Securities. Each Plutus Shareholder covenants and agrees to notify Choco Up in writing of the number of Additional Securities Beneficial Ownership in which is acquired by such Plutus Shareholder after the date hereof as soon as practicable, but in no event later than five (5) Business Days, after such acquisition. Such Additional Securities shall automatically become subject to the terms of this Agreement and shall constitute Voting Securities of such Plutus Shareholder for all purposes of this Agreement.

Section 8. Share Dividends, etc. In the event of a reclassification, recapitalization, reorganization, share split (including a reverse share split) or combination, exchange or readjustment of shares, or other similar transaction, or if any share dividend, subdivision or distribution (including any dividend or distribution of securities convertible into or exchangeable for securities of Plutus) is declared, in each case affecting the Voting Securities, the term “Voting Securities” shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities of Plutus into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 9. Appraisal and Dissenters’ Rights. Each Plutus Shareholder hereby (i) waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Transactions (including the Merger) that Plutus Shareholder may have by virtue of ownership of Voting Shares and (ii) agrees not to commence or participate in any claim, derivative or otherwise, against Plutus relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement or any other Transaction Agreements to which Plutus is a party or the consummation of the Transactions (including the Merger), including any claim (1) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (2) alleging a breach of any fiduciary duty of the Board of Directors of Plutus in connection with this Agreement, the Merger Agreement or any other Transaction Agreements to which Plutus is a party or the Transactions (including the Merger).

Section 10. Redemption. Each Plutus Shareholder agrees not to exercise any right to have any Voting Shares Beneficially Owned as of the date hereof or acquired and held in such capacity subsequent to the date hereof redeemed by Plutus.

Section 11. Termination. This Agreement shall automatically terminate upon the earlier to occur of (i) the Closing and (ii) the date on which the Merger Agreement is terminated for any reason in accordance with its terms. Upon termination of this Agreement, no party shall have any further rights, obligations or liabilities under this Agreement; provided, that nothing in this Section 11 shall relieve any party of liability for any breach of this Agreement occurring prior to termination and the provisions of this Section 11 and Section 14 through Section 16 shall survive any termination of this Agreement.

Section 12. No Agreement as Director or Officer. Each Plutus Shareholder is signing this Agreement solely in its capacity as a shareholder of Plutus. No Plutus Shareholder makes any agreement or understanding in this Agreement in such Plutus Shareholder’s capacity (or in the capacity of any Affiliate, partner or employee of such Plutus Shareholder) as a director or officer of Plutus or any of its Subsidiaries (if such Plutus Shareholder holds such office). Nothing in this Agreement will limit or affect any actions or omissions taken by a Plutus Shareholder (or any Affiliate, partner or employee of such Plutus Shareholder) in his, her or its capacity as a director or officer of Plutus, and no actions or omissions taken in any Plutus Shareholder’s capacity (or in the capacity of any Affiliate, partner or employee of such Plutus Shareholder) as a director or officer shall be deemed a breach of this Agreement. Nothing in this Agreement will be construed to prohibit, limit or restrict a Plutus Shareholder (or any Affiliate, partner or employee of Plutus Shareholder) from exercising his or her fiduciary duties as an officer or director to Plutus or its Subsidiaries.

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Section 13. Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party hereto and, accordingly, that this Agreement shall be specifically enforceable, in addition to any other remedy to which such injured party is entitled at law or in equity, and that any breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach or an award of specific performance is not an appropriate remedy for any reason at law or equity and agrees that a party’s rights would be materially and adversely affected if the obligations of the other parties under this Agreement were not carried out in accordance with the terms and conditions hereof.

Section 14. Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or, in the case of a waiver, by the party against whom the waiver is to be effective. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 15. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date that transmission is confirmed electronically, if delivered by email; or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to Plutus, to:

Plutus Financial Group Limited

8/F, 80 Gloucester Road, Wan Chai, Hong Kong S.A.R.

Attention: Mr. Luke Cheung, Mr. Jeff Yeung

Email: luke.cheung@plutusfingroup.com; jeff.yeung@plutusfingroup.com;

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if to Choco Up, to:

Choco Up Group Holdings Limited

23/F, Chinachem Leighton Plaza,

No.29 Leighton Road, Causeway Bay, Hong Kong S.A.R.

Attention: Mr. Percy Hung, Ms. Heng Tam

Email: percy@choco-up.com; heng@choco-up.com

with a copy to (which will not constitute notice):

Cleary Gottlieb Steen & Hamilton

37th Floor, Hysan Place, 500 Hennessy Road

Causeway Bay, Hong Kong

Attention: Denise Shiu

E-mail: dshiu@cgsh.com

if to the Plutus Shareholder(s), to the address(es) set forth underneath the Plutus Shareholder’s name on the signature page hereto,

or to such other address or to the attention of such Person or Persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 16. Miscellaneous.

(a) Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. Section 11.7 and Section 11.8 of the Merger Agreement are incorporated herein by reference, mutatis mutandis.

(b) Severability. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by Law.

(c) Counterparts. This Agreement may be executed in two or more counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by electronic, facsimile or portable document format shall be effective as delivery of a mutually executed counterpart to this Agreement.

(d) Titles and Headings. The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.

(e) Assignment; Successors and Assigns; No Third Party Rights. Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other parties hereto, be assigned by operation of Law or otherwise, and any attempted assignment shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives, and nothing herein, express or implied, it intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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(f) Documentation and Information. Each Plutus Shareholder shall permit and hereby authorizes Plutus, Choco Up and/or any of their respective Affiliates to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Plutus and/or Choco Up determines to be necessary or desirable in connection with the Merger Agreement or the Transactions, such Plutus Shareholder’s identity and ownership of the Voting Shares and the nature of such Plutus Shareholder’s commitments and obligations under this Agreement.

(g) Public Disclosure. None of the Plutus Shareholders shall issue any press release or make any other public statement with respect to the transactions contemplated by this Agreement without the prior written consent of Choco Up (or, for purposes of this subsection (g) only, after the consummation of the Merger, Plutus) except as such release or statement may be required by Legal Requirements or a Governmental Entity, and then only after (a) the form and terms of such disclosure have been provided to Choco Up for their review and comment, and (b) notice has been provided to Choco Up and Choco Up had a reasonable opportunity to comment thereon, in each case to the extent legally permissible. Notwithstanding the above, each Plutus Shareholder agrees to permit Plutus and the other Plutus Shareholders to publish and disclose in all documents filed by Plutus or any such other Plutus Shareholder filed with the SEC in connection with the Transactions, its and its respective Affiliates’ identity and beneficial ownership of its Voting Securities or other equity securities of Plutus and the nature of such Plutus Shareholder’s commitments, arrangements and understandings under this Agreement, or any other agreement or arrangement to which it (or any of its Affiliates) is a party relating to the Transactions (including a copy thereof), to the extent required by applicable Legal Requirements or the SEC (or its staff) or by mutual agreement between Plutus and Choco Up.

(h) Further Assurances. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to give effect to the transactions contemplated by this Agreement.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
PLUTUS FINANCIAL GROUP LIMITED	)	/s/ Ting Kin CHEUNG
In the presence of:	)	Name: Ting Kin CHEUNG
	)	Title: Director
)
/s/ Chun Lok YEUNG	)
Witness	)
)
Name: Chun Lok YEUNG	)

[Signature Page to Plutus Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
CHOCO UP GROUP HOLDINGS LIMITED	)	/s/ Percy HUNG
In the presence of:	)	Name: Percy HUNG
	)	Title: Director
)
/s/ Ngai Hung CHU	)
Witness	)
)
Name: Ngai Hung CHU	)

[Signature Page to Plutus Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
PLUTUS SHAREHOLDER: RADIANT GLOBAL	)	/s/ Zhisheng ZHAO
VENTURES LIMITED	)	Name: Zhisheng ZHAO
In the presence of:	)	Title: Director
)
)
/s/ Chun Lok YEUNG	)
Witness	)
)
Name: Chun Lok YEUNG	)

Addresses for Notices:
Plutus Shareholder

[Signature Page to Plutus Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
PLUTUS SHAREHOLDER:	)	/s/ Ting Kin CHEUNG
DIVINE STAR VENTURES LIMITED	)	Name: Ting Kin CHEUNG
In the presence of:	)	Title: Director
)
/s/ Chun Lok YEUNG	)
Witness	)
)
Name: Chun Lok YEUNG	)

Addresses for Notices:
Plutus Shareholder

[Signature Page to Plutus Voting Agreement]

Annex A

ANNEX E

Form of Proxy Card

FORM OF PROXY CARD

FORM OF PROXY FOR USE BY SHAREHOLDERS OF PLUTUS FINANCIAL GROUP LIMITED (THE "COMPANY") AT THE EXTRAORDINARY GENERAL MEETING OF THE COMPANY (THE "MEETING") TO BE HELD AT 8/F 80 GLOUCESTER ROAD, WAN CHAI, HONG KONG, PEOPLE'S REPUBLIC OF CHINA, ON AUGUST 8, 2025 AT 9:00 A.M. (HONG KONG TIME), OR ON AUGUST 7, 2025 AT 9:00 P.M. (NEW YORK TIME).

PROXY MATERIAL FOR THIS MEETING IS AVAILABLE ONLINE AT: https://www.plutusfingroup.com/en/latest_news.php

I/We (*note (1)*) ______________________________

of ______________________________

being the registered holder(s) of *(note (2))* ______________________________

shares of US$0.0001 each in the capital

of the Company ("Share(s)"), hereby appoint (*note (3)*) the chairman of the Meeting or ____________

of ______________________________

to act as my/our proxy for the Meeting to be held at 8/F, 80 Gloucester Road, Wan Chai, Hong Kong, People's Republic of China, on August 8, 2025, 9:00 a.m. (Hong Kong time), or on August 7, 2025 at 9:00 p.m. (New York time) and at any adjournment thereof and to vote on my/our behalf as directed below.

I/we also hereby authorise/do not authorise* my/our said proxy to vote for me/us on my/our behalf in respect of any other resolutions and/or amended resolutions in his absolute discretion at the annual general meeting, or at any adjournment thereof.

Dated this __________ day of __________________2025.

Shareholder's Signature: ___________________________ (*notes (4) and (5)*)

☐ **Please tick here if you are appointing more than 1 proxy.** **Number of shares proxy appointed over.**

NOTES:

1. *Full name(s) and address(es) to be inserted in BLOCK CAPITAL LETTERS.*
2. *Please insert the number of shares registered in your name(s); if no number is inserted, this form of proxy will be deemed to relate to all the Shares registered in your name(s).*
3. *A proxy need not be a member of the Company. If a proxy other than the chairman of the Meeting is appointed, the appointor must delete the words "the chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided.*
4. *In the case of joint registered holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s). For this purpose, seniority shall be determined by the order in which the names stated in the Register of Members of the Company in respect of such joint holding.*
5. *This form of proxy must be signed by the appointor, or his attorney duly authorised, in writing, or if such appointor is a corporation, either under its common seal, or under the hand of an officer or attorney so authorised.*
6. *If this form is returned duly signed but without a specific direction, the proxy will vote or abstain at his discretion. The proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.*
7. *The 'Vote Abstain' option is provided to enable you to abstain from voting on the resolutions. However, it should be noted that a 'Vote Abstain' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution.*
8. *In order to be valid, this form of proxy together with a power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority must be delivered to the Company's Hong Kong office at 8/F, 80 Gloucester Road, Wan Chai, Hong Kong, People's Republic of China, by email to ir@plutusfingroup.com as soon as possible and in any event no later than 9:00 a.m. August 6, 2025 (Hong Kong time), or 9:00 p.m. August 5, 2025 (New York time).*
9. *Any alterations made to this form should be initialled by the person who signs it.*
10. *To appoint more than one proxy you may photocopy this form. Please indicate the proxy holder's name and the number of shares in relation to which they are authorised to act as your proxy (which, in aggregate, should not exceed the number of shares held by you). Please also indicate if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope*

ANNEX F

Choco Up’s Selected Unaudited Financial Information

The following sets forth selected unaudited consolidated financial information of Choco Up for the three months ended March 31, 2025. The results described below are provided for the purpose of supplying investors with the most current information available at the time of this proxy statement. The unaudited consolidated financial information described below has been prepared based on Choco Up’s management accounts in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB), and the financial information for the three months ended March 31, 2025 (a) is preliminary in nature, (b) is not a comprehensive statement of Choco Up’s financial results for the relevant period, and (c) has not been audited, reviewed or compiled and no procedure has been performed with respect thereto, and may be subject to further adjustments. Please refer to “Risk Factors” included elsewhere in this proxy statement for information regarding trends and other factors that may affect Choco Up’s results of operations.

Revenue

Choco Up’s total net revenue consists of Upstart revenue, Upfront revenue, Uplift revenue and other revenue. The following table sets forth a breakdown of Choco Up’s total revenue:

	For the three months ended March 31
	FY2025	FY2025
	US$’000	%
Net revenue:
Upstart	1,560	73%
Upfront	-	-
Uplift	565	26%
Others revenue	14	1%
Total net revenue	2,139	100%

For the three months ended March 31, 2025, on an unaudited consolidated basis, Choco Up’s revenue were approximately US$2.1 million.

Upstart. Choco Up’s upstart revenue primarily consists of service fees from Upstart, which is its revenue-based financing solution tailored for asset-light merchants. The funding is treated as financial assets through profit or loss (“FVTPL”) in accordance with International Financial Reporting Standards (IFRS). The respective fee is mostly charged on tailored or fixed-rate basis and recognized as revenue upon any changes in the fair value of the financial assets.

Upfront. Choco Up’s upfront revenue primarily consists of service fees from Upfront, which is its trade and invoice financing solution for mature merchants looking to expand their business. The funding is treated as financial assets through profit or loss (“FVTPL”) in accordance with International Financial Reporting Standards (IFRS). The respective fee is mostly charged on fixed-rate basis and recognized as revenue upon any changes in the fair value of the financial assets.

Uplift. Choco Up’s uplift revenue primarily consists of service fees from Uplift, which is its embedded financing solution, targeting towards merchant looking to enhance their businesses through growth solutions. The funding is treated as financial assets measured at amortized cost in accordance with International Financial Reporting Standards (IFRS), which represent the financial assets are held for the collection of contractual cash flows including solely the payments of principal and interest. The respective fee is mostly charged on tailored and fixed-rate basis and recognized as revenue upon repayment and respective interest income’s calculated using effective interest method.

Other revenue. Choco Up’s pro forma other revenue primarily consists of platform fee, late fee and other fees that it collects from clients.

Cost of revenue

For the three months ended March 31, 2025, on an unaudited consolidated basis, Choco Up’s cost of revenue was zero. This is primarily due to the nature and accounting treatment of its financial assets, which are classified under Fair Value Through Profit or Loss (“FVTPL”) and amortized cost in accordance with the IFRS. These classifications entail that the financial assets are accounted for on a net basis, reflecting changes in fair value or interest income without incurring direct costs associated with revenue generation. Consequently, there are no costs of revenue recognized in Choco Up’s books, aligning with the established accounting principles and reflecting the nature of Choco Up’s operations.

Operating expenses

Choco Up’s total operating expenses mainly consist of compensation and benefits expenses, commission expenses, advertising and marketing expenses, lease expenses, legal and professional fee, provision for (reversal of) allowance for expected credit losses and finance costs. The following table sets forth a breakdown of Choco Up’s operating expenses:

	For the three months ended March 31
	FY2025	FY2025
	US’000	% to Sales
Operating expenses:
Compensation and benefits	819	38%
Advertising and marketing expenses	52	2%
Lease expenses	23	1%
Legal and professional fee	554	26%
Other general and administrative	212	10%
Finance costs	1,732	81%
Total	3,392	158%

For the three months ended March 31, 2025, on an unaudited consolidated basis, Choco Up’s total operating expenses were approximately US$3.4 million.

Compensation and benefits. Choco Up’s compensation and benefits expenses primarily consist of staff costs, including payroll, fringe benefits, contributions to staff provident funds or equivalents in its operating regions, and commissions for sales personnel. As Choco Up continues to streamline operations and enhance automation, Choco Up expects to reduce back-office costs. However, these savings will be reallocated to its tech team to bolster its AI capabilities. Consequently, Choco Up estimates that its overall compensation and benefits expenses may experience a slight increase in 2025 and 2026, which reflect Choco Up’s commitment to invest in talent and technology to drive future growth.

Advertising and marketing expenses. Choco Up’s advertising and marketing expenses primarily encompass branding initiatives and promotional activities. With the continuous development of strategic partnerships with business partners in 2023 and 2024, Choco Up anticipates a shift in its budget, focusing less on traditional advertising and more on enhancing its brand presence. As a result, Choco Up expects to maintain its advertising and marketing expenses at similar levels post-Closing, aligning with its strategy to strengthen brand recognition while efficiently utilizing resources to support its growth in the market.

Lease expenses. The lease expense primarily consists of rental rates, building management fees and utilities, including water and electricity. Choco Up expects that these expenses will remain at similar levels in the coming year, reflecting its stable occupancy to its current facilities.

Legal and professional fee. Choco Up’s legal and professional fees encompass expenses related to accounting, auditing, and various legal and consulting services. Since the launch of our comprehensive credit model and the standardization of internal procedures for post-funding activities, Choco Up has observed a gradual decline in legal costs. Choco Up anticipates that these fees will continue to decrease in the coming year as its operational efficiencies improve and its reliance on external legal services reduces.

General and administrative expenses. Choco Up’s other general and administrative expenses primarily include general office costs such as insurance, internet services, repairs and maintenance, depreciation and amortization, as well as subscription fees for third-party platforms. Choco Up anticipates that these expenses will remain at similar levels in the coming year, reflecting its ongoing commitment to maintain efficient operations while supporting the necessary administrative functions that enable its business to thrive.

Finance costs. Choco Up’s finance costs primarily represent interest payments on loans payable to its funders. Choco Up anticipates a decline in these costs as it increases its equity financing. With several upcoming equity financing rounds expected to move on to next stage, Choco Up believes that it will be able to attract more favorable financing terms as a public company post-Closing compared to being a private entity. This transition is expected to significantly reduce Choco Up’s overall finance costs, enhancing its financial flexibility moving forward.

Other income/(expenses)

Choco Up’s other income/(expenses) consist of bank interest income, realized and unrealized gains or losses from bank transactions. The following table sets forth a breakdown of Choco Up’s other income/(expenses):

	For the three months ended March 31
	FY2025	FY2025
	US$’000	% to Sales
Other income/(expenses):
Bank interest income or others	-	-
Gain/Loss on disposal	(1)	-
Realized currency gain/(loss)	(4)	-
Unrealized currency gain/(loss)	22	1%
Total	17	1%

For the three months ended March 31, 2025, on an unaudited consolidated basis, Choco Up’s total other income were approximately US$17,000.

Bank interest income. Choco Up’s bank interest income represents the earnings generated from its cash balances held in the financial institutions. This income is derived from interest accrued on deposits.

Gain/Loss on disposal. The gain/loss on disposal refers to the financial outcome of selling or otherwise disposing of assets, such as property, equipment, or investments. This figure is calculated as the difference between the sale proceeds and the carrying value of the assets at the time of disposal.

Realized currency gain/loss. The realized currency gain/loss reflects the financial impact of currency fluctuations on transactions settled in foreign currencies. This includes gains or losses recognized upon the conversion of foreign currency assets and liabilities into the Choco Up’s reporting currency

Unrealized currency gain/loss. The unrealized currency gain/loss represents the impact of fluctuations in foreign exchange rates on Choco Up’s outstanding foreign currency-denominated assets and liabilities that have not yet been settled.

Net loss

As a result of the foregoing, Choco Up incurred a net loss of approximately US$1.2 million for the three months ended March 31, 2025.

ANNEX G

Unaudited Pro Forma Condensed Combined Financial Information

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement and, if not defined in the proxy statement, in the
Form 20-F filed with the SEC on April 30, 2025.

Introduction

The following unaudited pro forma condensed combined financial information present the combination of the financial information of Plutus Financial Group Limited (“Plutus” or the “Company”) and Choco Up Group Holdings Limited (“Choco Up”) adjusted to give effect to the Business Combination. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The Company and Choco Up have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed consolidated statements of financial position combines the unaudited consolidated balance sheets of the Company as of March 31, 2025, with the unaudited consolidated statements of financial position of Choco Up as of March 31, 2025, giving effect to the Business Combination as if it had been consummated on the balance sheet date.

The unaudited pro forma condensed consolidated statement of profit or less and other comprehensive income for the three months ended March 31, 2025, combines the unaudited consolidated statements of comprehensive loss of the Company for the three months ended March 31, 2025 and the historical unaudited consolidated statements of profit or loss and other comprehensive income for the three months ended March 31, 2025 of Choco Up, giving effect to the Business Combination as if it had been consummated on January 1, 2025.

The unaudited pro forma condensed consolidated statements of financial position was derived from and should be read in conjunction with the following historical financial information:

-	the Company’s unaudited consolidated balance sheet as of March 31, 2025;

-	Choco Up’s unaudited consolidated statement of financial position as of March 31, 2025, as included elsewhere in this report.

The unaudited pro forma condensed consolidated statement of profit or loss and other comprehensive income for the three months ended March 31, 2025, has been prepared using the following:

-	the Company’s unaudited consolidated statements of comprehensive loss for the three months ended March 31, 2025;

-	Choco Up’s unaudited consolidated statements of profit or loss and other comprehensive income for the three months ended March 31, 2025, as included elsewhere in this report.

The unaudited pro forma condensed combined financial information should be read in conjunction with the Company’s financial statements and related notes.

Description of the Business Combination

Pursuant to the agreement and plan of merger, dated as of July 9, 2025 (the “Merger Agreement”) by and among the Company, Coders Merger Sub Limited (“Merger Sub”), a Cayman Islands exempted company and a direct, wholly owned subsidiary of Plutus and Choco Up Group Holdings Limited (“Choco Up”), a Cayman Islands exempted company and the holding entity of Choco Up’s flexible financing solution business, Merger Sub will merge with and into Choco Up, with Choco Up continuing as the surviving entity and becoming a wholly-owned subsidiary of the Company (the “Merger”), and the shareholders of Choco Up will exchange all of the issued and outstanding share capital of Choco Up for a mixture of newly issued Class A and Class B ordinary shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933.

Following the consummation and as a result of the Merger, Choco Up’s business will be wholly owned by the Company. Upon completion of the Merger, the Choco Up shareholders and Plutus shareholders, in each case, immediately prior to the Merger, will own approximately 73.47% and 26.53%, respectively, of the outstanding shares of the combined company, or 74.68% and 25.32% voting power, respectively.

For more information about the Merger, please refer to the report on Form 6-K furnished to the SEC on July 9, 2025.

Accounting for the Business Combination

The Business Combination will be accounted for as a reverse acquisition (reverse merger) in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Under this method of accounting, the Company will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the current shareholders of Choco Up having a majority of the voting power of the post-combination company, and the relative valuation of Choco Up compared to the Company. Accordingly, for accounting purposes, the Business Combination using the acquisition method of accounting in reverse acquisition will be treated as if the equivalent of Choco Up issuing shares for the acquisition of the Company, accompanied by a recapitalization. Goodwill as of the balance sheet date is measured as the excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired. The fair values assigned to the Company’s net tangible and identifiable intangible assets acquired and liabilities assumed are determined by the net asset values of net tangible and identifiable intangible assets acquired and liabilities. The estimated fair values of these assets acquired and liabilities assumed are considered preliminary. The final purchase consideration and the allocation of the purchase consideration will differ from that reflected in the unaudited pro forma condensed combined financial information, and amounts would be finalized following the completion of the acquisition.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information is prepared under IFRS and presented in US$, reflecting the accounting basis of the accounting acquirer, Choco Up rather than the legal acquirer, the Company. The Company’s financials have been converted to IFRS, with no material differences requiring separate reconciliation. The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma condensed consolidated statement of profit or less and other comprehensive income, are expected to have a continuing impact on the results of the post-combination company. The adjustments presented on the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company upon consummation of the Business Combination.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. Choco Up and the Company have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The shares outstanding and weighted average shares outstanding as presented in the pro forma condensed combined financial information includes re-designation of all PLUT Ordinary Shares in the authorized share capital of PLUT to be re-designated as New Ordinary Shares immediately prior to the Effective Time, the issuance of 37,043,500 Class A Ordinary Shares of the Company and 5,456,500 Class B Ordinary Shares of the Company to the shareholders of Choco Up, which is calculated based on the number of outstanding PLUT equity securities as of July 9, 2025.

As a result of the Business Combination and immediately following the closing of the Business Combination, shareholders of Choco Up own approximately 73.47% of the post-combination company outstanding ordinary shares, and the shareholders of the Company own approximately 26.53% of the outstanding post-combination company ordinary shares.

PRO FORMA CONDENSED consolidated statements of financial position

AS OF MARCH 31, 2025

(UNAUDITED)

	(A)	(B)
(US$’000, except share data and per share data, or otherwise noted)	Plutus Financial Group Limited	Choco Up Group Holdings Limited	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Assets
Non-current assets:
Goodwill	-	-	-	20,860	(2)	20,860
Intangible asset, net	77	53	130	-		130
Property and equipment, net	110	35	145	-		145
Right-of-use assets	232	676	908	-		908
Deferred tax assets	480	-	480	-		480
Refundable deposit	61	-	61	-		61
Total non-current assets	960	764	1,724	20,860		22,584

Current assets:
Financial Assets	-	19,115	19,115	-		19,115
Loans to customers, net of allowance of US$1,233,000 as of March 31, 2025	2,778	-	2,778	-		2,778
Receivables from:	-	-	-	-		-
Customers, net of allowance of US$1,000 as of March 31, 2025	44	-	44	-		44
Customers - related parties, net of allowance of US$1,000 as of March 31, 2025	53	-	53	-		53
Broker-dealers, net of allowance of US$1,000 as of March 31, 2025	52	-	52	-		52
Clearing organization, net of allowance of nil as of March 31, 2025	139	-	139	-		139
Prepaid expenses and other current assets	32	984	1,016	-		1,016
Amount due from related parties	17	3,264	3,281	-		3,281
Income tax recoverable	89	-	89	-		89
Cash segregated for regulatory purpose	1,251	-	1,251	-		1,251
Cash and cash equivalents	9,794	11,476	21,270	2,090	(1)	23,360
Total current assets	14,249	34,839	49,088	2,090		51,178
TOTAL ASSETS	15,209	35,603	50,812	22,950		73,762

Liabilities and shareholders’ equity
Current liabilities:
Payables to:
Customers	924	-	924	-		924
Customers - related parties	434	-	434	-		434
Accruals and other current liabilities	481	124	605	149	(3)	754
Accrued commission expense	9	-	9	-		9
Lease liabilities - current	146	317	463	-		463
Loan & Interest Payable - current	-	14,289	14,289	-		14,289
Total current liabilities	1,994	14,730	16,724	149		16,873

NET CURRENT ASSETS	12,255	20,109	32,364	1,941		34,305

Non-current liabilities:
Lease liabilities	92	363	455	-		455
Loan & Interest Payable	-	26,666	26,666	-		26,666
Total non-current liabilities	92	27,029	27,121	-		27,121
TOTAL LIABILITIES	2,086	41,759	43,845	149		43,994

Shareholders’ equity
Share capital	1	50	51	1,484	(2)	1,535
Other reserve		2,082	2,082	(1,485)	(2)	597
Additional paid-in capital	14,961	-	14,961			36,073
	-	-	-	2,090	(1)
	-	-	-	(17,051)	(2)
	-	-	-	36,073	(2)
Accumulated deficit	(1,839)	(8,266)	(10,105)	1,839	(2)	(8,415)
				(149)	(3)
Exchange Reserve	-	(22)	(22)	-		(22)
Total shareholders’ equity	13,123	(6,156)	6,967	22,801		29,768

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,209	35,603	50,812	22,950		73,762

NET ASSETS	13,123	(6,156)	6,967	22,801		29,768

(A)	Derived from the Company’s unaudited consolidated balance sheets as of March 31, 2025
(B)	Derived from the unaudited consolidated statements of financial position of Choco Up Group Holdings Limited of March 31, 2025
(1)	To reflect the shareholders’ equity position as of the July 9, 2025 which include the issuance of 1,100,000 Company’s shares at US$1.90 per share in June 2025 which is part of the closing condition of the transaction.

The pro forma combined shareholders’ equity as of March 31, 2025, including this issuance, before any transaction accounting adjustment, is US$9.06 million.

(2)	To reflect recapitalization of Choco Up through (a) the contribution of all share capital in Choco Up to the Company, (b) the issuance of 42,500,000 Company’s shares in connection with the Business Combination, and (c) the excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired will be recorded as goodwill.
(3)	Reflect the transaction costs expected to be incurred by the Company, for legal, merger & acquisition consulting fee, accounting, and advisory fee incurred as part of the Business Combination.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(UNAUDITED)

	(A)	(B)
(US$’000, except share data and per share data, or otherwise noted)	Plutus Financial Group Limited	Choco Up Group Holdings Limited	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Revenues:
Net Revenue - the Company	260	-	260			260
Net Revenue - Choco Up	-	2,139	2,139			2,139
Total revenues	260	2,139	2,399			2,399

Expenses:
Compensation and benefits	547	819	1,366			1,366
Commission expense	58	-	58			58
Advertising and marketing	192	52	244			244
Lease expense	40	23	63			63
Legal and professional fee	118	554	672			672
Provision for (reversal of) allowance for expected credit losses	9	-	9			9
Other general and administrative	241	212	453	149	(2)	602
Finance expense	-	1,732	1,732			1,732
Total expenses	1,205	3,392	4,597	149		4,746

Loss from operations	(945)	(1,253)	(2,198)	(149)		(2,347)

Other income:
Others	44	17	61			61
Total other income	44	17	61			61

Loss before income taxes	(901)	(1,236)	(2,137)	(149)		(2,286)

Income tax benefits	83	1	84			84

Net loss and total comprehensive loss	(818)	(1,235)	(2,053)	(149)		(2,202)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.06)					(0.04)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	13,306,667		13,306,667	43,600,000	(1)	56,906,667

(A)	Derived from the Company’s unaudited consolidated statements of comprehensive loss of the Company for the three months ended March 31, 2025
(B)	Derived from the unaudited consolidated statements of profit or loss and other comprehensive income for the three months ended March 31, 2025 of Choco Up Group Holdings Limited
(1)	The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the business combination occurred as of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combinations for the entire period.

The following summarizes the number of Company Ordinary Shares outstanding at the Closing Date:

Actual Ownership
Weighted average shares calculation, basic and diluted in Ordinary Shares
The Company’s outstanding shares	13,306,667
Shares issued for a closing condition for the Business Combination	1,100,000
Shares issued to Choco Up’s shareholders in Business Combination	42,500,000
Weighted average shares for EPS calculation, basic and diluted in ordinary shares	56,906,667
Percentage of shares owned by existing shareholders of Choco Up	75%
Percentage of shares owned by existing holders of the Company	25%

(2)	Reflect the transaction costs expected to be incurred by the Company, for legal, Merger & Acquisition consulting fee, accounting, and advisory incurred as part of the Business Combination.

(3)	To reflect the shareholders’ equity position as of the July 9, 2025 which include the issuance of 1,100,000 Company’s shares at US$1.90 per share in June 2025 which is part of the closing condition of the transaction.

COMPARATIVE HISTORICAL AND UNAUDITED
PRO FORMA COMBINED PER SHARE FINANCIAL INFORMATION

The following table sets forth summary historical comparative share information for the Company and Choco Up, respectively, and unaudited pro forma condensed combined per share information after giving effect to the Business Combination and other events contemplated by the Business Combination Agreement presented under ordinary shares outstanding at the Closing Date.

The net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since March 31, 2025.

This information is only a summary and be read in conjunction with the historical financial statements of the Company and related notes that are included elsewhere in this report. The unaudited pro forma combined per share information of the Company and Choco Up is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information included elsewhere in this report.

The unaudited pro forma combined loss per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the period presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of the Company and Choco Up would have been had the companies been combined during the period presented.

December 31, 2024	Choco Up Group Holdings Limited	Plutus Financial Group Limited	Pro Forma Combined
Net loss attributable to ordinary shareholders (US$’000)	(3,113)	(710)	(3,823)
Shareholder’s equity (US$’000)	(5,018)	7,108	31,055
Book value per Ordinary Share - basic and diluted (US$)	(0.12)	0.59	0.56
Basic and diluted weighted average shares outstanding in Ordinary Share	42,500,000	12,000,000	55,600,000
Basic and diluted net loss per share in Ordinary Share (US$)	(0.07)	(0.06)	(0.07)

(1)	Book value per share = total equity/common shares outstanding in Ordinary Share

March 31, 2025	Choco Up Group Holdings Limited	Plutus Financial Group Limited	Pro Forma Combined
Net loss attributable to ordinary shareholders (US$’000)	(1,235)	(818)	(2,202)
Shareholder’s equity (US$’000)	(6,156)	13,123	29,768
Book value per Ordinary Share - basic and diluted (US$)	(0.14)	0.99	0.52
Basic and diluted weighted average shares outstanding in Ordinary Share	42,500,000	13,306,667	56,906,667
Basic and diluted net loss per share in Ordinary Share (US$)	(0.03)	(0.06)	(0.04)

(1)	Book value per share = total equity/common shares outstanding in Ordinary Share